3/22

07022021

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME White Energy Company Limited

*CURRENT ADDRESS Level 5 Grafton Bond Building
201 Kent Street
Sydney NSW 2000

**FORMER NAME

**NEW ADDRESS

B

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

FILE NO. 82- 35073 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 3/22/07

Shares	Number
Shares on issue at date of Prospectus	44,285,477
Shares offered under White Energy Offer	51,428,571
Shares offered under Share Purchase Plan[1]	5,000,000
TOTAL	**100,714,048**

Options	Number
Options on issue at date of Prospectus[2]	27,482,000
Options offered under Placement[3]	5,000,000
TOTAL	**32,482,000**

Notes:

1. The Company recently adopted the Share Purchase Plan under which existing Shareholders have been given the opportunity to subscribe for up to $2,500 of Shares. The Company has determined that a total of up to 5,000,000 Shares will be issued under the Share Purchase Plan. It is anticipated that this will occur prior to the General Meeting.

2. These options comprise 21,482,000 options exercisable at $0.25 each on or before 30 November 2008 and 6,000,000 options exercisable at $0.40 each on or before 30 November 2008.

3. For each Share issued under the Share Purchase Plan, Shareholders will receive one free attaching Option. Refer to Section 10.5 for a summary of the terms of the Options.

4. DETAILS OF THE OFFERS

4.1 Placement

By this Prospectus, the Company makes a placement of up to 5,000,000 free Options to eligible Shareholders who participated in the Share Purchase Plan. As at the date of this Prospectus, the Company had received applications for a total of 237,000 Shares pursuant to the Share Purchase Plan. However, as set out in the Share Purchase Plan, the Directors may place any shortfall at their discretion.

4.2 White Energy Offer

By this Prospectus, the Company also makes a separate offer to all of the security holders in White Energy to acquire all of their shares in White Energy (**White Energy Offer**). It is a condition of the White Energy Offer that all White Energy shareholders accept the White Energy Offer.

The full terms and conditions of the White Energy Offer are set out in Section 13 of this Prospectus. Only shareholders in White Energy may accept the White Energy Offer. Accordingly, do not complete the Acceptance Form for the White Energy Offer unless you are a shareholder in White Energy. If you wish to apply for Shares under the Public Offer, please complete the Application Form.

To accept the White Energy Offer you must complete the Acceptance Form accompanying this Prospectus in accordance with the instructions accompanying it.

4.3 Applications – Placement

Completed Application Forms must be mailed or delivered to the Company at:

Amerod Resources Limited
Suite 206 – The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

Completed Application Forms must reach the Company by no later than the Closing Date.

4.4 Allotment

Subject to Shareholders approving the matters set out in Section 5.2 at the General Meeting, allotment of the Shares and Options offered by this Prospectus will take place as soon as practicable after acceptance of those applications by the Board. Accordingly, the allotment of the Shares and Options pursuant to this Prospectus will take place progressively.

4.5 ASX Listing

The Company will apply to ASX within seven (7) days after the date of this Prospectus for Official Quotation of the Shares offered under this Prospectus. If ASX does not grant permission for Official Quotation of the Shares within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares offered by this Prospectus will be allotted or issued. In these circumstances, all applications will be dealt with in accordance with the Corporations Act.

The Company will not apply to ASX for Official Quotation of the Options offered under this Prospectus. Please refer to Section 10.5 for the full terms and conditions of the Options.

4.6 Applicants outside Australia

This Prospectus does not, and is not intended to, constitute an offer in any place or jurisdiction, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable Shares law. No action has been taken to register or qualify these Shares or otherwise permit a public offering of the Shares the subject of this Prospectus in any jurisdiction outside Australia.

It is the responsibility of applicants outside Australia to obtain all necessary approvals for the allotment and issue of the Shares pursuant to this Prospectus. The return of a completed Application Form will be taken by the Company to constitute a representation and warranty by the applicant that all relevant approvals have been obtained.

4.7 Not Underwritten

The Offers are not underwritten and no funds will be raised by the Offers.

4.8 CHESS

The Company participates in the Clearing House Electronic Subregister System (**CHESS**). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, Shareholders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

4.9 Risk Factors

Prospective investors in the Company should be aware that subscribing for Shares the subject of this Prospectus involves a number of risks. These risks are set out in Section 8 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 8, and other general risks applicable to all investments in listed Shares not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

4.10 Privacy Act

If you complete an Application Form, you will be providing personal information to the Company (directly or by the Share Registry). The Company will collect, hold and use that information to assess your application, service your needs as a Shareholder, facilitate distribution payments (if made), send corporate communications to you as a Shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your Shares in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised Shares brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or the Share Registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the Application Form, the Company may not be able to accept or process your application and, accordingly, you may not be allotted any Shares.

4.11 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the Company are inherently uncertain. Accordingly, any financial forecast or projection would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

5. CONDITIONS OF THE OFFERS

5.1 Conditions

The Offers are conditional upon Shareholders approving certain resolutions to be considered at the General Meeting to be held on 28 June 2006.

5.2 General Meeting

5.2.1 White Energy Offer

In summary, the White Energy Offer is subject to Shareholders approving the following:

(a) a change in the nature and scale of the Company's activities;

(b) a change of the Company's name to "White Energy Company Limited"; and

(c) the acquisition of all the issued shares in White Energy and the allotment and issue of Shares in accordance with the White Energy Offer, as described in Section 4.2 of this Prospectus.

5.2.2 Placement

The Placement is subject to Shareholders approving the allotment and issue of up to 5,000,000 Options pursuant to this Prospectus.

A full explanation of the above matters is set out in the Company's Notice of Meeting dated 24 May 2006. A copy of the Notice of Meeting can be obtained by contacting the Company using the details set out in the Corporate Directory in Section 1.

5.3 Consequence of Conditions not being satisfied

If all of the conditions set out above are not satisfied within four (4) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares and Options offered by this Prospectus will be allotted or issued. In these circumstances, all applications will be dealt with in accordance with the Corporations Act.

6. COMPANY OVERVIEW

6.1 Background on Amerod

Amerod is a company listed on the official list of ASX (ASX Code: ARZ). It has historically undertaken investments in the technology sector and most recently has been involved in gold and nickel exploration in Western Australia.

In June 2005, Amerod announced that it has signed a six month option (which has subsequently been extended to 31 August 2006) via a converting note agreement with White Energy to acquire its rights to the world leading patented coal briquetting technology (**Coal Technology**). This technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

On 13 April 2006, the Company announced that it had exercised the option and had entered into a Share Sale Agreement with the shareholders in White Energy, under which Amerod agreed to acquire 100% of the issued capital in White Energy.

6.2 Background on White Energy

White Energy is an unlisted Australian public company. It was established with the objective of commercializing coal technologies which are aimed at improving the economics, utilisation and environmental performance of coal. Currently it is focused on the commercialisation of the Coal Technology for the upgrading of low energy coals so that they can be efficiently and safely transported and utilised in modern power plants without loss of efficiency and improved overall environmental impacts.

White Energy has two wholly owned subsidiaries, being Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd (together **BCBC**). BCBC holds the exclusive worldwide licence to the patented Coal Technology described below. White Energy also has a process for the production of metallurgical coke from less costly and more widely available non-coking coals, which was invented by CSIRO, Australia's premier research and development organisation.

Having spent years refining the Coal Technology, BCBC is now in commercial negotiations to exploit the technology in Indonesia and China. The Coal Technology has been tested on a number of low rank coals from Indonesia, Australia, China and South Africa with outstanding success. To that end, BCBC has signed heads of agreements with Itochu Corporation of Japan, Datang International Power Generation Company of the Peoples Republic of China and PT Bayan Resources of Indonesia.

White Energy's business objectives are to commercialize the technology worldwide by:

- Building coal upgrading plants in joint ventures with strategic industry partners.
- Sub-licensing the Coal Technology to plant owners/operators.
- Building, owning and operating the plants.
- Manufacturing and marketing the coal upgraded product.

White Energy's marketing strategy is to:

- Initially focus on Asia, the biggest and fastest growing market for coal, and in particular Indonesia, China, and India.
- Aggressively target the lucrative North American market, in particular the Powder River Basin (PRB), which is the coal heartland of the USA and the largest sub-bituminous coal producing region in the world.

6.3 Binderless Coal Briquetting Solution

In an environment of increased global oil and natural gas prices, political instability in many oil / gas rich countries and increased concerns about the environment (in particular green house gas emissions), there is a growing focus on improving the utilisation and efficiency of existing energy sources including coal.

Coal is the major energy source world-wide with world production in excess of 4,535 million tonnes in the year 2000. Coal is becoming increasingly concentrated in power generation in all regions and despite environmental concerns coal is predicted to remain a major energy source for the next 50 years (demand is currently increasing).

The world has over 200 years of coal reserves at current rates of consumption. However, many of the world's reserves are in the form of sub-bituminous coal which has high moisture and low energy content which makes it economically inefficient, with greater environmental impact, for utilisation and transportation over long distances. The Binderless Coal Briquetting solution (outlined below) fills a valuable niche in the global energy market.

Binderless Coal Briquetting Company Pty Ltd and Coking BCBC Pty Ltd (together **BCBC**) are wholly owned subsidiaries of White Energy.

BCBC owns the exclusive world wide marketing rights to the patented Coal Technology (17 years of patent protection remaining) that generates close bonding between coal particles and effectively converts lower grade sub-bituminous coal into coal that has properties similar to higher value bituminous coal. The Coal Technology is a relatively simple process whose main components have been well proven in several industrial applications over many years.

The BCBC coal upgrading process adds significant economic value to the sub-bituminous coal. Coal that has been upgraded using the Coal Technology has a market price that lies between that of sub-bituminous and bituminous coal.

6.4 The Coal Technology

The function of the BCBC upgrading technology is to process high moisture content coal, which therefore has a relatively lower calorific value, into a lower moisture coal with a correspondingly higher calorific value. Drying of coal has been practised for over 100 years, but the problem has always been how to handle the dried product, because the drying process invariably results in a proportion of the coal being in the form of fine particles and the end product is highly susceptible to spontaneous combustion. The BCBC process avoids this problem by forming the dried coal into a physically and chemically stable lump. The BCBC process can also be used as a means of producing stable and transportable lump coal from unwanted undersized fractions of high energy bituminous coals.

Reforming the dried coal into larger lumps, or briquettes, is an obvious solution, but while this has also been attempted for over 100 years, none of the many

versions of the briquetting process was ever found to be commercially viable or able to produce a sufficiently stable product, except in some niche markets. The problem has always been to find a binder that was relatively cheap to produce and apply to the coal which was easy to handle and minimised the risk of spontaneous combustion. The Coal Technology meets these requirements.

The Coal Technology (outlined in the figure below) consists of two distinct sub-processes - drying and briquetting – coupled together. The drying process provides coal with the correct characteristics as an input to the briquetting process. The hot drying gasses are produced through separate combustion of a small proportion of the coal. The briquetting process is a purely mechanical procedure involving material distribution, compaction, cooling and storage.


Vent
Vent baghouse
Separating cyclones
Flash heating riser tube
Dry coal transfer
Gas heater
Moist coal feed
Briquetting
ID fan
Briquetted product

The Coal Technology is a relatively simple process whose main components have been well proven in several industrial applications over many years. The Coal Technology makes it possible to generate close bonding between coal particles, in an economically acceptable way. This process allows lower value sub-bituminous coal to be converted into coal with similar properties as higher value sub-bituminous coal. This is BCBC's unique value proposition.


Before Briquetting
Sub-Bituminous Coal
Higher Value Product
After Briquetting
Properties similar to higher value bituminous coal
Peat
Brown Coal
Sub Bituminous Coal
Bituminous Coal
Coking Coal
BCBC's Value Proposition

Benefits of the Coal Technology

> "The future may thus see coals as moving from being undifferentiated commodities to specific purpose end use materials, largely driven by their process and environmental performance." *Advances in Coal Preparation"*, CSIRO

Significant reserves of sub-bituminous coal exist but their moisture content is typically greater than 20%. The problems associated with this moisture content include:

- Higher transport Costs: It is typical when a sub-bituminous coal is transported that more than 20% of the weight being transported is water. (for every two or three carriage loads of coal effectively one carriage of water is transported).
- Absorption of energy: This water content absorbs energy released by the coal combustion to turn it into steam before there is any energy available for use in power generation.
- Less efficient heat transfer: The presence of moisture leads to a lower flame temperature which results in less efficient heat transfer in the power station boiler.

The Coal Technology overcomes many of these limitations and produces coal briquettes that have the following characteristics:



Higher Energy Content
High Volume Capable
Reduced Greenhouse Gas Emissions
BCBC Briquettes
Lower Transportation Costs

1) Increase in Energy Content: Demonstrated to produce approximately 11,000 BTU/lb (6200 kcal/kg) coal from approximately 8,000 BTU/lb (4500 kcal/kg) sub bituminous coal. The BCBC process can increase the coal's specific energy by up to 100% without altering the basic chemistry of the coal.
2) Stable Transportable Product: Physically and chemically stable product that can be handled and transported as normal coal without excessive fines (coal dust) generation or the danger of spontaneous combustion.
3) Lower Transport Costs: A reduction in moisture content leads to significant savings on transportation costs.
4) Low Production Cost: The favourable production economics enable the BCBC product to compete favourably with bituminous coals. Capital costs are believed to be substantially below any alternate technology..
5) Capable of High Volume Production: The use of continuous processes and proven components with high tonnage capability makes the process suitable for high volume production. An Independent Engineer's report by Sinclair Knight Merz Pty Ltd (Appendix B contains a copy of this report in its entirety) sees no in principal problem with further scale up of the technology.
6) Greenhouse Gas Benefits: Reduced tonnages transported for the same delivered energy which leads to substantial fuel (and accompanying greenhouse gas emission) savings for transport. Higher energy content of BCBC product allows it to be used more efficiently in power stations design for bituminous coal, leading to reduced greenhouse gas emissions. Details of BCBC's environmental benefits is outlined in the following section.

In addition to the upgrading of sub-bituminous coals, the Coal Technology has been shown to produce a sized product of consistent quality for use as a reductant in electric arc smelters for alloy metals and new steel making processes that require a consistent sized feed. It can also be used as a means of making marketable coal from the undersize fractions of otherwise high quality coal. These fine fractions are often discarded into tailings dams which present a significant environmental problem.

Greenhouse Gas Benefits of the Coal Technology

In the current environment of concern over Green House Gas (**GHG**) emissions and their link with global warming, reduction of the GHG impact of coal use is viewed as extremely important. The use of the Coal Technology to upgrade sub-bituminous coals has several GHG advantages:

- The BCBC drying process uses the energy of the coal to provide heat for drying with the least possible losses and therefore minimises GHG impacts.
- Transportation of sub-bituminous coal is a process which wastes energy as 25% to 30% of the material being transported is water. Production of the energy wasted in transportation results in the production of unnecessary GHG emissions. The Coal Technology removes this water before it is transported and thus minimises unnecessary GHG emissions.
- BCBC has far more energy available for power generation than sub-bituminous coals so that, in addition to savings during transport, BCBC will give much lower GHG emissions at the power station. The power plant will run at a higher efficiency and more power can be generated for every tonne of coal burnt and tonne of GHG liberated.

Independent Engineer's Assessment of BCBC Technology

Amerod engaged Sinclair Knight Merz Pty Limited (**SKM**) to provide an assessment of BCBC's Coal Technology. In their Independent Engineers Report set out in Appendix B to this Prospectus, SKM provided an assessment of the Coal Technology which can be summarised as follows:

> The technology will convert a wide range of sub-bituminous coals into briquettes with a moisture content around 10% and with mechanical characteristics suitable for transportation and storage.

- **Does the technology do what it purports to do?** The technology will convert a wide range of sub-bituminous coals into briquettes with a moisture content around 10% and with mechanical characteristics suitable for transportation and storage.

- **Technology risk and its implications for the exploitation of the technology.** The nature of the technology risk is the cost of developing a commercially viable production facility, and arises from the required scaling up from the existing pilot plant.

- **Production rates analysis and scalability of the technology.** There is no in-principle problem with scaling up the technology, but some further development is required.

- **Roll life and maintenance requirements of the Binderless Briquetters.** Roll replacement cost are a significant component of the production cost, but further development and larger production quantities are likely to reduce this cost significantly.

- **Stabilization of the briquetted product.** All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but a final confirmation of this is needed once greater production volumes are available.

6.5 Coal Market Overview

Types of Coal

Coal is formed from the compression of vegetable matter over millions of years. Its stages of maturation are represented below. Typically, the locked in moisture and volatile matter in the coal falls with the length of time that the coal has been forming. Two categories of coal exist. Thermal coal (energy coal / steam coal) employed for electricity generation and coking coal employed by the steel industry in the production of blast furnace iron.


Peat
Brown Coal
Sub Bituminous Coal
Bituminous Coal
Coking Coal

All categories of coal can be used for electricity generation, although power plants have to be designed to handle specific types of coal. For example, a plant designed to burn bituminous coal would not be capable of burning brown coal.

Because of the high moisture content it is uneconomic to transport brown coal over long distances and most of this coal is burnt local to the mine. Thus, the grades most favoured in international trade are bituminous coals.

Market Overview

Snapshot of the World Coal Market

- Coal is the major energy source world-wide
- World coal production in the year 2000 was 4,535 million tonnes
- Coal is becoming increasingly concentrated in power generation in all regions
- Despite environmental concerns coal is predicted to remain a major energy source for the next 50 years
- The world has over 200 years of coal reserves at current rates of consumption
- Many of the world's reserves are in the form of sub-bituminous coal which has a high moisture and low energy content which makes it economically inefficient for utilisation and transportation over long distances
- Thermal coal is predicted to retain its position as the single largest energy commodity for electricity generation

Thermal coal remains the single largest energy commodity, relying on the relative abundance of coal and new emission reduction technologies to fight off challenges to its dominance. The extent of substitution in the longer term by natural gas, nuclear fuels and renewable resources remains contingent on the rate at which greenhouse gas emission costs escalate.

Significant deposits of coal exist in all of the world's major continents and production is wide spread, including some of the world's most stable economies. The following figure describes the distribution of known coal reserves across the world.


2004 Proved Coal Reserves (Billion Tonnes)
Total Reserves = 909 Billion Tonnes
(Billion Tonnes)
0.4
254.4
Middle East
Central and South America
Africa
North America
Europe and Eurasia
Asia Pacific

On this basis, the world has over 200 years of coal reserves at current rates of consumption. The demand for thermal coal for electricity generation in the world's developed nations is tending to fall. Notable exceptions are Japan and the USA. In Europe, the availability of cheap gas has resulted in coal fired power stations being demoted from base load to mid merit operation and smaller less efficient stations being closed.

The cost of mining coal in the European nations is greater than in the case of new mines being opened in countries such as Colombia, Australia and Indonesia. Subsidies to support coal mining in Europe are being reduced and coal production is declining. The decline in production, however, is greater than the fall in demand and, as a consequence imports, into the major European nations are increasing.

The major area for growth is the Pacific region. Here, industrial growth and rising living standards are driving the need for greater electricity generation. Unlike Europe, the ability to develop gas infrastructure is limited and the need for higher levels of electricity generation means that new coal fired power stations are needed.

Thermal coal is predicted to retain its position as the single largest energy commodity for electricity generation in the long term.


Coal Consumption World Totals


Coal Production – Asia and Oceania keep the wheels turning


World Coal Demand by Sector
2002
2030
4,791 Mt
7,029 Mt



Note: "Other Energy Sources" include oil, gas, fuel cell, nuclear, hydro and other renewables


World Primary Energy Demand
Million Tonnes Oil Equivalent
16000
12000
8000
4000
0
2002
2010
2020
2030

World Trade in Coal

The largest coal consuming and producing economies are China, USA and India. Over 95% of their production is consumed domestically. The tonnage of coal that now crosses national borders by land routes or the predominant trade, by sea, has increased dramatically over the last 20 years. Prior to the 1970s, the major trade was that in coking coal. Following the oil price shocks of the 1970s electricity utilities turned away from oil to coal and by 1983 the trade in thermal coal passed that of coking coal.

The international trade in thermal coal has risen from 125 million tonnes in 1980 to 414 million tonnes in 2000. By contrast traded coking coal has only grown from 141 million tonnes to 196 million tonnes in the same period.

The patterns of supply differ by region and by category of coal. The major suppliers of thermal coal into the Pacific region are Australia and Indonesia, whereas the major suppliers into the Atlantic region are South Africa, Colombia and Russia. The major suppliers of coking coal into the Asian market are Australia and Canada whereas in the Atlantic it is Australia, the USA and Canada.

Clearly one of the major barriers to the expansion of coal exports (particularly lower value coal) is the economics of the product after having taken into account transportation costs. The Coal Technology provides coal exporters the ability to extend the distance that coal can be transported as a result of a reduction in moisture content of the coal and hence reduction in transportation

costs. Accordingly, this provides the users of BCBC's technology with the significant advantage of extending the geographic footprint of their customer base.

Environmental Advances

More than any other fuel coal, has had to suffer the most hostility regarding its environmental performance. Two areas have to be considered. The first of these is the actual coal mining process. The world has many areas that have been devastated by the remains of past industrial activities and the remains of coal mining operations feature in these areas.

However, the greatest problem that coal faces is in the perception that it is a major contributor to global warming. Clearly it is not alone amongst fossil fuels, in this respect, but it probably suffers from the greatest level of criticism.

Coal has the highest carbon to hydrogen ratio amongst the fossil fuels therefore produces a higher proportion of CO_2 than fuels such as oil or natural gas. Conventional modern coal fired power stations operate at lower efficiencies when compared with modern combined cycle gas fired plants. Older coal fired plants operate at even lower efficiencies and their steady replacement in countries such as China is improving coals overall environmental performance from the standpoint of greenhouse gases.

A large amount of effort is also being expended in perfecting clean coal technology. With this technology, coal can improve its performance substantially. The next step in coal-fired technology is to convert coal into gaseous form and then burn it in a combined cycle gas plant. By employing this route, overall efficiency levels in the region of 45% can be achieved. The major problem associated with this technology is cost and without government support it is difficult to see private companies making the investment in this new technology.

Despite this, the demand for coal to use in conventional power generation will continue to grow over the next 15 years and the increasing demand for thermal coal will force the use of more of the less greenhouse friendly sub-bituminous coals. It is here that the BCB process can enable the increased use of sub-bituminous coal sources without associated increase in greenhouse gas emissions.

6.6 BCBC's Initial Target Markets

Peoples Republic of China

China is the largest consumer and producer of coal in the world. Furthermore, China consumes virtually all the coal it produces. China's recoverable coal reserves are currently estimated at 126.2 billion short tons.

China coalmines produced almost 2.0 billion tonnes of coal in 2004, representing a year-on-year rise of 13.2%. (Almost 10 times the annual production of Australia's coal industry - the world's largest exporter). Despite this, China's has a coal shortage that is expected to grow as supply fails to keep pace with mounting demand.

The Energy Research Institute in Beijing predict China's coal consumption to increase from around 800 million

> China is the world's largest consumer and producer of coal. Coal accounts for approximately two thirds of its energy needs.

tonnes to 3.5 billion tonnes by 2020, should current energy source percentages continue unchanged.

Despite its poor record on safety, China is working hard to modernise and expand its coal industry to supply the most rapidly growing energy sector in the world. Huge potential for expansion exists in the relatively underdeveloped sub-bituminous coal fields of Inner Mongolia. However, to supply the most rapidly growing energy market in Southern China the coal must be transported many thousands of kilometres. Under such circumstances the economic benefits of transporting the coal as a low moisture BCBC briquette are significant. The potential for BCBC in this area is substantial and, because the Inner Mongolian coal area is in the early stage of development with rapid growth, it is seen as the best place to launch BCBC at this time.

Indonesia

It is estimated that in Indonesia, there are 57.8bn tonnes of coal deposits across the country. Output has been steadily growing. In the year 2004, Indonesia produced 132m tonnes of coal, up from around 91m tonnes in the year 1995. This reflected an average growth rate of 13.9% per annum.

> The extensive high purity sub-bituminous coal deposits of Kalimantan (Indonesia) are being seen as a key area of growth in meeting the shortage in the world supply of thermal coals generated by the booming Chinese and Indian demand

However, around 60% of Indonesian coal resources are considered low-calorific-value lignite coal, with high calorific value bituminous coal accounting for only 14%. Approximately 68% of Indonesia's coal reserves are located in Sumatra primarily in the South, and 32% in Kalimantan. Indonesia also has large reserves of low ash sub-bituminous coal. Despite their high moisture content these coals are finding strong markets because of their low ash and sulphur.

The extensive high purity sub-bituminous coal deposits of Kalimantan are seen as a key area of growth in meeting the shortage in the world supply of thermal coals generated by the booming Chinese demand. Their low sulphur and ash content make them attractive in reducing the environmental impact of coal based power generation however, a limitation to the exploitation of the Indonesian sub-bituminous coals is the coal's high moisture. The BCBC process is ideal for upgrading these sub-bituminous coals so that they can be transported and utilised like higher valued bituminous coal.

Brown Coal (Lignite) export is currently considered uneconomical because of the high moisture content and, consequently, low calorific value (less than 5,000kcal/kg). To utilize such low quality coal, a mine-mouth power plant is usually employed. The relatively low ash and sulphur content of this coal makes it favourable from an environmental perspective. With very small amounts of pollutants, Indonesian coal is considered of high quality.

Export demand has been the main driver of production growth with 73.6% of Indonesian output dedicated for export. The primary target markets include Japan, Taiwan, South Korea and South East Asia.

The Japanese Government's "Clean Coal Cycle Study Group" stated in their Interim Report of June 2004 "We intend to implement research and development on the refining technology to highlight the calorific value of low-grade coal that exists in abundance in Indonesia and to enable it to be used as a high grade coal."

The potential market opportunities for BCBC in Indonesia include:

- Upgrading of low ash high moisture coals mined by large international coal miners for export markets.
- Upgrading and agglomerating poorer quality coals for companies supplying domestic markets.

North America

The Powder River Basin region of the USA (Wyoming) is currently the largest sub-bituminous coal producing region in the world, with an annual output of over 350 million tonnes of coal (more than the total coal production of Australia).

In many cases the coal is transported significant distances from the mine to the end user. With up to 30% of the weight of the material being transported comprising water, the efficiency of transporting is substantially reduced.

The major market for this coal is US power utilities who have switched from local bituminous coals in order to avoid the need for costly flue gas desulphurization plants. However the low sulphur Powder River Basin coals have the disadvantage that they have very high inherent moistures (25-30%) which results in substantially lower power generation efficiencies and high transportation costs. In many cases, the coal is transported significant distances from the mine to the end user. With up to 30% of the weight of the material being transported comprising water, the efficiency of transporting is substantially reduced. As a result, coal producers in the Powder River Basin represent a significant opportunity for BCBC.

6.7 Tenement Holdings of the Company

Amerod has continued to evaluate the exploration potential of its four project areas in Western Australia namely Glen Ayle, Mt Mundy, Nanutarra and Bridgetown. The principal focus has been on nickel, platinum group metals (PGM) and gold exploration.

Glen Ayle

A compilation of all previous work was carried out over the Glen Ayle project area which showed that no work had previously been carried out to test the nickel and associated mineral potential within the tenements. A reconnaissance field trip was carried out to confirm the general geological setting of the area and to carry out a small orientation survey to test the most suitable surface sampling methods to be used in future exploration. The orientation survey has defined an area of elevated surface geochemistry for gold, platinum and other associated elements overlaying a major structural feature. Further infill geochemical and ground magnetic surveys have recently been completed over these areas and all data is being assessed. It is expected that any targets derived from this assessment will be drill tested during the 2006 field season.

Bridgetown

Compilation of all previous work has been carried out over the Bridgetown project area which confirmed the prospectivity of the area for nickel sulphide, PGM and chromite mineralisation. In fact the prospective geological horizons were found to extend outside of the project area and subsequently further applications were made which have more than doubled the project area.. Reconnaissance field trips have been carried out to confirm the general geological setting of the area and assess the most appropriate exploration methods to be used once the original tenements are granted in the coming

months. The results from a recently completed geochemical orientation survey are due from the lab in the near future and analysis of these results will allow the planning of a major soil sampling programme which will be completed in the third quarter of 2006.

Mt Mundy

A compilation of all previous work has been carried out over the Mt Mundy project area. This study showed previous high grade gold drill intersections which had not been completely tested. The study also showed that no dedicated work had been carried out to test the nickel sulphide potential within the tenement. A soil-sampling programme has been completed over a 16km2 area of rocks which are highly prospective for nickel sulphide mineralisation. The programme identified a number of areas with anomalous nickel/copper and gold geochemistry and a follow up field trip has indicated that one of the gold anomalies warrants follow up geological mapping and infill geochemical sampling.

Nanutarra

Geophysical surveys (electro-magnetic and ground magnetics) were carried out over the main target area within the Nanutarra project which was initially identified due to its anomalously high geochemical and aerial magnetic signatures. The geophysical surveys were designed to delineate subsurface massive sulphide nickel bodies. Unfortunately these geophysical surveys failed to delineate any targets worthy of follow up exploration. Amerod continues to assess the prospectivity of this project to host mineralisation of nickel sulphide and other commodities.

The exploration activities have been supervised by our exploration manager Richard Monti. The approach adopted by the Company has been to systematically review the very significant areas covered by our tenements and at the same time take a conservative and considered view in allocating funds to the exploration activities while ensuring that all Mines Department requirements are met.

7. DIRECTORS AND MANAGEMENT

7.1 Directors of the Company


Amerod Resources Ltd
Board of Directors
John McGuigan (Chairman)
John Atkinson (Director
Ilyas Khan (Director)
Travers Duncan (Director)*
David Franks (Secretary)
Amerod Managing Director
John Atkinson
White Energy Chairman
Travers Duncan
Commercial Director
Richard Poole
Exploration Manager (WA)
Richard Monu
Chief Financial Officer
Director of Technology
Keith Clark
Director of Business Development
John Langley
Director of Operations & Infrastructure
Darron Hitchings

Note * To be appointed upon settlement of the Share Sale Agreement.

Mr John Atkinson – Executive Director

Mr Atkinson has a legal background having worked in Australia as a lawyer and then with Baker & McKenzie for eleven years in Hong Kong and New York. Mr Atkinson principally practiced as a merger and acquisitions lawyer advising a number of leading multi-national corporations on their corporate activities in Asia. He also played an active role in the management of Baker & McKenzie in Hong Kong (its largest office) and globally through his chair of one of Baker & McKenzie's global business units. Whilst at Baker & McKenzie, Mr Atkinson was involved in numerous merger and acquisition transactions in the resources sector.

Mr Atkinson left Baker & McKenzie to co-found Hunter Bay Partners Pty Ltd, a boutique investment house. He has been on the board of a number of public and private companies and is currently a Director of Amerod Resources Limited, Hunter Bay Partners Pty Limited, Krispy Kreme Australia Pty Limited and Jesters Holdings Pty Limited.

Mr John McGuigan – Non-Executive Director

Mr McGuigan has had successful career in the professional services arena, culminating in his appointment as Executive Chairman of Baker & McKenzie, the world's largest law firm. In that role, he was responsible for Baker & McKenzie's worldwide operations. During his tenure he was based for four years in Chicago, having spent the preceding seven years in Hong Kong where he played a key role in developing Baker & McKenzie's presence throughout the Asia-Pacific region, in particular in Hong Kong and China.

Mr McGuigan has both an accounting and legal background, having commenced his career with Price Waterhouse. Prior to becoming Executive Chairman of Baker & McKenzie, he advised a number of leading multi-national

corporations in relation to their corporate activities. Upon leaving the law, John co-founded Hunter Bay Partners Pty Ltd, a boutique investment house.

Mr McGuigan has been on the board of a number of public and private companies including a long association with various entities in the resources sector. In addition, Mr McGuigan has maintained an active involvement in charitable and civic organizations. He is also the Chairman of Amerod Resources Limited, Director of Hunter Bay Partners Pty Limited, Chief Executive and a Director of Krispy Kreme Australia Pty Limited and a Director of Jesters Holdings Pty Limited.

Mr Ilyas Khan – Non-Executive Director

Mr Khan is Group Managing Director of Crosby Capital Partners, and is based in Hong Kong. Crosby Capital Partners is one of Asia's leading independent investment banks, and within the Crosby Group Ilyas is responsible for managing the firm's highly regarded Merchant Banking division. Crosby is listed on the AIM market of the London Stock Exchange, and the Crosby Group of companies (which includes Hong Kong listed Techpacific Capital and Tokyo Listed IB Daiwa) has an aggregate market capitalisation of approximately USD1.75 billion.

Mr Khan has more than 20 years corporate finance and investment banking experience with financial institutions such as Citicorp, UBS, Nomura and Schroders, primarily in Asia, where he initiated, built and then managed regional investment banking businesses.

Mr Khan graduated from the University of London in 1983 with a Bachelor of Arts (Hons) degree.

7.2 Senior Management of White Energy and the Company

The management of Amerod and White Energy consists of a number of experienced members from the coal, mining, exploration and financial sectors including:

Mr Travers Duncan – Chairman of White Energy

- Civil engineer with over thirty years' experience in project management of large mining and infrastructure development projects in Australia, Indonesia, Papua New Guinea and India.
- Extensive experience in the coal sector including the financing and development of the Piparwar coal mine in India and development of the North Goonyella coal project in Queensland.
- Mr Duncan has played a key role in the White group of companies, most recently as Chairman of White Mining Limited with a particular focus on advancing White Mining's New South Wales projects and development of the UCC technology.

Mr John Langley – Director of Business Development for White Energy

- Over 30 years experience both as a director and in management of public and private companies in the field of mining and mining related technology companies.
- Leads a team in the development and commercialization of the Ultra Clean Coal (UCC) technology and identified the Coal Technology as a means of agglomerating UCC for transport by conventional transport systems.
- Mr Langley is currently Non-Executive Chairman of IFC Capital Limited.

Mr Keith Clark – Director of Technology for White Energy

- Over 35 years experience in research and development in coal and mineral processing.
- Led the R&D program in CSIRO which developed the Coal Technology and the UCC technology in its current form.
- Key driver behind the development of BCBC, the formation of a multinational group to undertake its development, its market direction and the securing of the associated intellectual property and trade marks.
- Co-inventor and instigator of the patent covering the Coal Technology, the modified UCC process to produce gas turbine grade UCC and inventor of the Coke Coal Technology.
- Mr Clark has been the principal promoter of BCBC.

Mr Darron Hitchings – Director of Operations & Infrastructure for White Energy

- Civil Engineer and Fellow Institute of Engineers of Australia with over 35 years in experience in civil engineering and mining industry throughout Australasia, Indonesia, Ghana, Tanzania, South Africa, Jamaica, South America, Hong Kong and PNG.
- Led teams in developing and constructing large mining and associated infrastructure projects involving the mining operations through to the mineral processing chain.
- Projects included the North Goonyella coal mine, Bengalon coal project Kaltim Prima Coal lease, Indonesia, gold mining projects in Ghana and Tanzania, bauxite and copper mines in Jamaica and Chile.
- Held senior management roles in major publicly listed mining and engineering construction companies.

Mr Richard Poole - Commercial Director

- Legal qualifications, specialising in mergers and acquisitions.
- More than 13 years experience in the financial markets specialising in small capitalisation companies (under $150m market cap).
- A specialist in public company structuring and fund raising with extensive knowledge of the ASX Listing Rules.
- Operational experience managing companies (as CEO) from manufacturing operations in China to R&D firms in Australia.
- Current Managing director of Arthur Phillip Pty Ltd, a specialist Investment Bank based in Sydney.

Ivan Maras - Chief Financial Officer

- CPA with 13 years professional experience.
- Ivan spent ten years in various financial roles with Consolidated Press Holdings Limited, a private investment company wholly owned by the Packer family.
- The last four years of his time at Consolidated Press Holdings Limited were spent in the role of Chief Financial Officer of The Hoyts Corporation Pty Limited (Hoyts), where he was closely involved in the exciting growth phase of the Hoyts Group, which culminated in the sale of Hoyts to West Australian Newspapers and Publishing & Broadcasting Limited in December 2004.

Mr Richard Monti – Consulting Exploration Manager for Amerod

- Qualified geologist with a broad experience gained over an eighteen year career working in the technical, corporate, commercial and marketing fields of the international exploration and mining industry.
- Experience includes exposure to a number of commodities including nickel, base metals, gold, coal, iron-ore, tin-tantalum, platinum group metals and industrial and heavy minerals.
- Formerly worked for a number of international and Australian companies including Minara Resources Limited, RTZ Exploration, the North Group and the Normandy Group and held positions on the boards of a number of ASX listed and private mining companies.
- Currently Chairman of ASX listed Peninsula Minerals Limited.

8. RISK FACTORS

8.1 Introduction

An investment in the Company is not risk free and prospective investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Shares.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed. For the purpose of Section 8.2, a reference to the "Company" includes a reference to "White Energy".

8.2 Specific Risks associated with the Coal Technology

Development and Commercialisation of Intellectual Property

The Company is relying on its ability to develop and commercialise the intellectual property subsisting in the Coal Technology held by the subsidiaries of White Energy. A failure to successfully develop and commercialise the intellectual property could lead to a loss of opportunities and adversely impact on the Company's operating results and financial position.

Intellectual Property Rights

Securing rights to intellectual property, and in particular patents, is an integral part of securing potential product value. Competition in retaining and sustaining protection of intellectual property and the complex nature of intellectual property can lead to expensive and lengthy patents disputes for which there can be no guaranteed outcome.

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop competing intellectual property that circumvents such patents. The Company's success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

There can be no assurance that any patents the Company may own, control or licence now and in the future will afford the Company commercially significant protection of the intellectual property, or that any of the projects that may arise from the intellectual property will have commercial applications.

Further, there is always a risk of third parties claiming involvement in technological discoveries, and if any disputes arise, they could adversely affect the Company.

Although the Company will implement all reasonable endeavours to protect its intellectual property, there can be no assurance that these measures will be sufficient.

Competition Risk

The industry in which the Company will be involved is subject to domestic and global competition. While the Company will undertake all reasonable due diligence in its business decisions and operations, the Company will have no influence or control over the activities or actions of its competitors, which activities or actions may, positively or negatively, affect the operating and financial performance of the Company's projects and business.

Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future transactions would be accompanied by the risks commonly encountered in making acquisitions of companies, products and technologies.

Reliance on Key Employees

The Company does and will rely on a number of key employees. The Company has in place employment contracts with key employees and has the objective of providing attractive employment conditions in general to assist in retaining key employees. However, there can be no guarantee that the Company can retain its key employees.

8.3 Specific Risks associated with Mining Tenements

Exploration Success

The mineral tenements of which the Company has or may have an interest in are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings.

There can be no assurance that exploration of the project areas, or any other tenements that may be acquired in the future, will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

Operating Risks

The operations of the Company may be affected by various factors, including failure to locate or identify mineral deposits; failure to achieve predicted grades in exploration and mining; operational and technical difficulties encountered in mining; difficulties in commissioning and operating plant and equipment; mechanical failure or plant breakdown; unanticipated metallurgical problems which may affect extraction costs; adverse weather conditions; industrial and environmental accidents; industrial disputes; and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

Resource Estimates

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate.

Commodity Price Volatility and Exchange Rate Risks

If the Company achieves success leading to mineral production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks.

Environmental Risks

The operations and proposed activities of the Company are subject to State and Federal laws and regulation concerning the environment. As with most exploration projects and mining operations, the Company's activities are

expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

Title Risks and Native Title

Interests in tenements in Australia are governed by the respective State legislation and are evidenced by the granting of licences or leases. Each licence or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, the Company could lose title to or its interest in tenements if licence conditions are not met or if insufficient funds are available to meet expenditure commitments. The Directors will closely monitor the potential effect of native title claims involving tenements in which the Company has or may have an interest.

8.4 General Risks

Share Market Risk

The trading price of Shares is likely to be volatile and subject to wide fluctuations in response to a number of factors including actual or anticipated variations in operating results, announcements by the Company or its competitors of significant actions, partnerships, joint ventures or alliances and additions or departures of key personnel. Many of these factors will be beyond the immediate control of the Company.

Economic Risks

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's activities, as well as on its ability to fund those activities.

Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors. Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all.

Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business, its financial condition and performance and its ability to continue as a going concern.

8.5 Investment Speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the Shares offered under this Prospectus.

Therefore, the Shares to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares. Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for Shares.

9. MATERIAL CONTRACTS

Share Sale Agreement

On 13 April 2006, Amerod entered into a Share Sale Agreement with White Energy and the shareholders in White Energy (**Vendors**) under which Amerod agreed to purchase 100% of the issued capital in White Energy from the Vendors. The material terms and conditions of the agreement are set out below:

(a) (**Conditions Precedent**): the agreement is subject to Amerod Shareholders approving the issue of Shares to the Vendors as contemplated by the agreement;

(b) (**Consideration**): the consideration payable by Amerod to the Vendors shall be satisfied by Amerod:

   (i) allotting and issuing 51,428,571 Shares to the Vendors; and

   (ii) paying the sum of $3,600,000 to the Vendors. $500,000 of this amount is payable as a deposit upon execution;

(c) (**Escrow**): the Vendors agree and acknowledge that the Shares to be issued to them as consideration will be issued subject to any escrow restrictions imposed by ASX;

(d) (**Settlement**): settlement of the agreement shall take place 5 business days after satisfaction of the above condition precedent;

(e) (**Representations and Warranties**): the agreement contains standard representations and warranties from the Vendors relating to:

   (i) the structure and ownership of the issued share capital of White Energy and its subsidiaries;

   (ii) the accuracy of the most recent financial accounts and other records of White Energy and its subsidiaries; and

   (iii) the status and the validity of the intellectual property held by White Energy and its subsidiaries; and

(f) (**Governing Law**): the agreement is governed by the laws of Western Australia.

Licence Agreement

On 27 April 2005, Binderless Coal Briquetting Company Pty Ltd (**BCBC**) entered into a licence agreement with the Commonwealth Scientific and Industrial Research Organisation, Tra-Det Inc, K R Komarek Inc, and The Griffin Coal Mining Company Pty Ltd (together, the **Licensor**) pursuant to which the Licensor granted BCBC an exclusive, non-transferable licence to exploit the intellectual property described in the Licensor's "Briquetting Process" patent (**Coal Technology**).

The material terms and conditions of the agreement are set out below:

(a) (**Term**): the term of the agreement commences on 27 April 2005 and terminates on 27 April 2025 (**Term**);

(b) **(Territory)**: the territory of the licence is worldwide **(Territory)**;

(c) **(Technology Fee)**: BCBC must pay to the Licensor the following fees during the Term:

(i) a licence fee based on a percentage of the gross capital cost of plant constructed by BCBC for either operation by BCBC, or sale by BCBC to a sub-licensee **(Licence Fee)**; and

(ii) a royalty fee per tonne of product sold by BCC or a sub-licensee **(Royalty)**,

(together, the **Technology Fee**);

(d) **(IP Fee)**: BCBC must pay to the Licensor all costs incurred by the Licensor from the date of the agreement, including legal costs, and costs associated with registration, maintenance and protection of the Coal Technology **(IP Fee)**;

(e) **(Time for Payment of Fees)**: BCBC must pay the relevant fees under the agreement as follows:

(i) Licence Fee – within 60 days of practical completion of the relevant plant;

(ii) Royalty – within 60 days of each anniversary of the date of the agreement; and

(iii) IP Fee – within 30 days of receipt by BCBC of an invoice from the Licensor;

(f) **(Minimum Technology Fee)**: on and from the beginning of the second year of the agreement, BCBC must pay the Licensor a minimum Technology Fee of:

(i) AUD$700,000 per year; or

(ii) in any three consecutive years (starting from the beginning of the second year), AUD$2,100,000;

(g) **(Development of Coal Technology)**: BCBC and the Licensor will continue to develop the Coal Technology in accordance with an agreed project plan;

(h) **(Improvements on Coal Technology)**: any improvements made or developed by BCBC will be:

(i) owned by the Licensor; and

(ii) deemed to be part of the Coal Technology licensed to BCBC under the agreement;

(i) **(Exploitation of the Coal Technology)**: BCBC must:

(i) use its best efforts to build plant incorporating the Coal Technology for either of the following purposes:

(A) operation by BCBC for the manufacture and sale of products produced through the use of all or any part of the Coal Technology (**Products**); or

(B) sale to, and operation for the manufacture and sale of Product by, a sub-licensee; and

(ii) during the first year of the agreement, commercialise the Coal Technology in accordance with an agreed business plan;

(j) (**Failure to Exploit**): if BCBC does not, in the Licensor's reasonable opinion, exploit and commercialise the Coal Technology in accordance with the agreement, the Licensor may:

(i) vary the Territory;

(ii) revoke the exclusivity of the licence; or

(iii) terminate the agreement;

(k) (**Intellectual Property Protection**): the Licensor is responsible for applying for, securing and maintaining intellectual property registration in relation to the Coal Technology;

(l) (**Licensor Warranties**): the Licensor warrants to BCBC that it is the legal and beneficial owner of the Coal Technology, and that, except as disclosed in the agreement, it has not licensed the Coal Technology to any third party;

(m) (**Termination**): the Licensor may terminate the agreement immediately by written notice to BCBC if BCBC:

(i) breaches any term of the agreement and:

(A) fails to remedy the breach within 30 days of receipt of notice from the Licensor to remedy that breach; or

(B) the breach is not capable of remedy;

(ii) ceases conducting its business in the normal manner;

(iii) becomes subject to external administration; or

(iv) permits a change of control to occur without the Licensor's prior written consent.

(n) (**Assignment**): a party must not assign its rights under the agreement without the prior written consent of each of the other parties. For the purposes of the agreement, a change of control of an entity is deemed to be an assignment of the agreement; and

(o) (**Governing Law**): the agreement is governed by the law of the State of New South Wales.

Joint Venture Agreement – Bayan International Pte Ltd

On 9 June 2006, Binderless Coal Briquetting Company Pty Ltd (**BCBC**) and Bayan International Pte Ltd (**Bayan**) entered into a Joint Venture Deed with respect to

the utilisation of the Coal Technology to upgrade coal sourced from a coal mine operated by Bayan in Indonesia.

The material terms and conditions of the deed are set out below:

(a) **(JV Company)**: BCBC and Bayan have agreed to establish a company **(JV Company)** with the objective of (among other things):

(i) constructing and commissioning a coal briquette processing plant; and

(ii) constructing and commissioning an electricity generator, **(Project)**;

(b) **(Condition Precedent)**: the obligations of the parties under the deed are subject to and conditional upon the parties arranging for a feasibility study to be undertaken on the Project and, after reviewing the results of the feasibility study, the parties making a decision to proceed with the Project;

(c) **(Coal Briquette Processing Plant)**: subject to the results of the feasibility study, it is proposed that the coal briquette processing plant will initially be able to produce 1,000,000 tonnes of upgraded coal briquettes every 12 months and, if the Project is successful, then it is the intention of the parties to increase the capacity of the processing plant to 3,000,000 tonnes of upgraded coal briquettes every 12 months;

(d) **(Shareholding)**: BCBC and Bayan will hold a 51% and a 49% interest in the JV Company respectively;

(e) **(Board)**: the JV Company will have a maximum number of 5 directors and for so long as BCBC holds a 51% interest in the JV Company, it will be entitled to appoint 3 of the 5 directors; and

(f) **(Ancillary Agreements)**: the parties have agreed to enter into the following ancillary agreements upon satisfaction of the condition precedent set out above:

(i) Coal Supply Agreement – to be entered into between a related party of Bayan and the JV Company for the supply of coal;

(ii) Upgraded Coal Briquette Sale Agreement – to be entered into between Bayan and the JV Company for the sale by the JV Company to Bayan of upgraded coal briquettes;

(iii) Sub-Licence Agreement – to be entered into between BCBC and the JV Company under which the JV Company will pay BCBC fees for the provision of rights to certain intellectual property;

(iv) Technology Services Agreement – to be entered into between BCBC and the JV Company under which the JV Company will pay BCBC fees for the provision of professional services;

(v) Procurement and Assistance Agreement – to be entered into between Bayan (or nominee) and BCBC under which BCBC will agree to pay 49% of all fees earned by BCBC under the Technology Services Agreement in consideration of Bayan

providing assistance in relation to the Technology Services Agreement; and

(vi) Marketing Joint Venture Deed - to be entered into between a marketing and sales company (to be established by Bayan and BCBC) (**Marketing Company**) and the JV Company under which the Marketing Company will acquire upgraded coal briquettes to sell to the international market.

The deed also contains covenants, warranties and other terms normal for an agreement of this nature.

Heads of Agreement – Datang International Power Generation Company Ltd

By a heads of agreement dated 23 May 2005, White Energy Technology Limited and Datang International Power Generation Co Limited (**Datang International**) agreed to establish a joint venture operation in China to:

(a) commercialise the use of the Coal Technology; and

(b) establish a BCB production plant in China which will operate on a scale of one million tonnes of BCB product per year.

The parties agreed that Datang International would have a controlling shareholding in the joint venture, which will be governed by the laws of China.

Heads of Agreement – Itochu Corporation

By a heads of agreement dated on or about 2 March 2006, BCBC and Itochu Corporation (**Itochu**) agreed to establish various joint ventures to commercially exploit the Coal Technology in Indonesia. This will involve the various joint ventures:

(a) sub-licensing the Coal Technology from BCBC;

(b) establishing a BCB plant in Indonesia to process coal purchased from a coal mining group in Indonesia; and

(c) exporting the BCB product to Japanese utility companies, with Itochu acting as the marketing representative.

Crosby Mandate

By an engagement letter dated 7 April 2006, Crosby Corporate Finance (Holdings) Limited (**Crosby**) agreed to act as Financial Arranger for Amerod in respect of a private placement of Shares to investors identified by Crosby to raise up to $25,000,000 (**Funding Opportunity**).

Pursuant to the engagement letter, Crosby agreed to identify and introduce investors to the Funding Opportunity, assist in the preparation of presentation and information materials, provide advice on the commercial negotiations with prospective investors and, where required, represent Amerod at meetings with prospective investors.

In consideration of Crosby undertaking the role of Financial Arranger, Amerod will grant Crosby options to acquire Shares on the following terms:

(a) the options will have an exercise price of $0.01;

(b) the number of Shares in respect of which the options are exercisable will be equal to:

(i) where Crosby places Shares pursuant to the Funding Opportunity for a price equal to or below $1.20 per Share:

(A) 7.5% of the number of Shares received by investors for funds raised up to $12 million; and

(B) 10% of the number of Shares received by investors for funds raised above $12 million; and

(ii) where Crosby places Shares pursuant to the Funding Opportunity for a price above $1.20 per Share:

(A) 9% of the number of Shares received by investors for funds raised up to $12 million; and

(B) 12% of the number of Shares received by investors pursuant for funds raised above $12 million; and

(c) the options must be exercised within 5 years from the date of grant.

Amerod has also agreed to indemnify Crosby and its agents against any liabilities, damages or expenses incurred in connection with the Funding Opportunity, including legal costs, except to the extent that any such liability, damage or expense is caused directly or indirectly by the gross negligence or wilful default of Crosby.

Incentive Option Scheme

Introduction

The Scheme is designed to provide eligible participants with an ownership interest in the Company and to provide additional incentives for eligible participants to increase profitability and returns to Shareholders.

The summary of the Scheme is set out below for the information of potential investors in the Company. The detailed terms and conditions of the Scheme may be obtained free of charge by contacting the Company.

General

The Board may from time to time, in its absolute discretion, offer to grant options to eligible participants under the Scheme.

Each option will be issued for no consideration and will carry the right in favour of the option holder to subscribe for one (1) Share in the capital of the Company.

The Board may determine the exercise price of the options in its absolute discretion. Subject to the Listing Rules, the exercise price may be nil but to the extent the Listing Rules specify or require a minimum price, the exercise price in respect of an offer made following the day on which Shares are first quoted on the Official List must not be less than any minimum price specified in the Listing Rules.

Eligible Participants

Full time employees, part time employees, Directors and consultants of the Company or an associated body corporate (the **Group**) are eligible to participate in the Scheme.

Lapse of Options

Unless the Board in its absolute discretion determines otherwise, options shall lapse immediately if:

(a) the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever and the conditions of exercise of the options (**Exercise Conditions**) have not been met;

(b) the Exercise Conditions of the options are unable to be met;

(c) the date which is 2 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant of the option (**Lapsing Date**) has passed; or

(d) the expiry of 60 days after the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever prior to the Lapsing Date where the Exercise Conditions have been met,

whichever is earlier.

Participation in Future Issues

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

If the Company makes a pro rata issue of securities (except a bonus issue) to the holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced in accordance with the formula in the Listing Rules.

In the event of a bonus issue of Shares being made pro-rata to Shareholders (other than an issue in lieu of dividends), the number of Shares issued on exercise of each option will include the number of bonus Shares that would have been issued if the option had been exercised prior to the record date for the bonus issue. No adjustment will be made to the exercise price per Share of the option.

Reorganisation

The terms upon which options will be granted will not prevent them being reorganised as required by the Listing Rules on the reorganisation of the capital of the Company.

Trigger Events

Upon the occurrence of certain trigger events (for example the receipt by the Company of a bidder's statement in respect of the Company), the Directors may determine:

(a) that the options may be exercised at any time from the date of such determination, and in any number until the date determined by the Directors acting bona fide so as to permit the holder to participate in any change of control arising from a trigger event, provided that the Directors will forthwith advise in writing each holder of such determination. Thereafter, the options shall lapse to the extent they have not been exercised; or

(d) to use their reasonable endeavours to procure that an offer is made to holders of options on like terms (having regard to the nature and value of the options) to the terms proposed under the trigger event in which case the Directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

10. ADDITIONAL INFORMATION

10.1 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities of the Company as set out below:

Director	Shares	Options
Mr John McGuigan	1,330,623	90,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.25 each on or before 30 November 2008
Mr John Atkinson	1,294,973	70,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.25 each on or before 30 November 2008
Mr Ilyas Khan	623,528	Nil

As at the date of this Prospectus, the Directors have relevant interests in securities of White Energy as set out below and the number of Shares to be issued to the Directors pursuant to the White Energy Offer is also set out below:

Director	White Energy shares	Number of Shares pursuant to White Energy Offer
Mr John McGuigan	4,667	2,400,171
Mr John Atkinson	4,666	2,399,657
Mr Ilyas Khan	Nil	Nil

10.2 Remuneration

The Company's Constitution provides that the remuneration of non-executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration has been set at an amount of $325,000 per annum.

For each of the previous 2 years, the total annual remuneration paid to each of the Directors is as follows:

Director	Remuneration 2005	Remuneration 2006 (Estimate)
Mr Atkinson	$150,140	$250,000
Mr McGuigan	$0	$0
Mr Khan	$0	$0

In addition to the above, the following additional remuneration was provided to Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited:

(a) further to the general meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options. These were valued at $270,000. No incentive options have been provided in 2006; and

(b) during the 2005 and 2006 years, Hunter Bay Partners Pty Limited has been paid for secretarial services and Hunter Bay Services Pty Limited for rent, communication and administrative costs relating to Amerod's office costs.

Entity	2005	2006 (Estimate)
Hunter Bay Partners Pty Limited	$17,640	$32,126
Hunter Bay Services Pty Limited	$44,045	$74,064

10.3 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) promoter of the Company; or

(d) underwriter,

has, or had within 2 years before lodgment of this Prospectus with the ASIC, any interest in:

(i) the formation or promotion of the Company;

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Shares under this Prospectus; or

(iii) the offer of Shares under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Shares under this Prospectus.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offers. The Company estimates it will pay Steinepreis Paganin $20,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received fees of approximately $150,000 for legal services.

Grant Thornton Corporate (NSW) Pty Limited (Grant Thornton Corporate Finance") has acted as Investigating Accountant in connection with the Offer. Grant Thornton Corporate Finance has prepared the Investigating Accountant Report as contained in Appendix A. The Company estimates that it will pay approximately $10,000 to Grant Thornton Corporate Finance for that work. Grant Thornton Corporate Finance also prepared the Independent Expert Report of Amerod as included in the Notice of Meeting and Explanatory Memorandum circulated to Amerod' shareholders on 30 May 2006. The Company paid approximately $60,000 to Grant Thornton Corporate Finance for that work and the associated valuation procedures.

Sinclair Knight Merz have acted as the Independent Engineer and have prepared the Independent Engineer's Report which has been included in Appendix B to this Prospectus. The Company estimates it will pay Sinclair Knight Merz $10,818 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Sinclair Knight Merz have received fees of approximately $322,000.

FB Rice & Co have acted as the Patent Attorney and have prepared the Patent Attorney's Report which has been included in Appendix C to this Prospectus. The Company estimates it will pay FB Rice & Co $5,862 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, FB Rice & Co have not received any other fees from the Company.

10.4 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Steinepreis Paganin have given their written consent to being named as the solicitors to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Computershare Investor Services Pty Limited has given their written consent to being named the Company's Share Registry in this Prospectus and has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Grant Thornton Corporate Finance Pty Ltd has given its written consent to being named as Independent Accountant in this Prospectus and to the inclusion of the Independent Accountant's Report in Appendix A in the form and context in which the report is included and has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Sinclair Knight Merz have given their written consent to being named as the Independent Engineer in this Prospectus and to the inclusion of the Independent Engineer's Report in Appendix B in the form and context in which the report is included and has not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

FB Rice & Co have given their written consent to being named as Patent Attorney in this Prospectus and to the inclusion of the Patent Attorney's Report in Appendix C in the form and context in which the report is included and has not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

10.5 Rights Attaching to Securities

Shares

The following are the material rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. At the commencement of the winding up, Shares classified by ASX as Restricted Shares shall rank on a return of capital after all other Shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

Options

The material terms and conditions of the Options are as follows:

(a) each Option entitles the holder to one (1) Share;

(b) the Options may be exercisable at any time prior to 5.00pm EST on 30 August 2009 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(c) the exercise price of each Option is $1.40;

(d) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to 5:00pm EST on the Expiry Date;

(e) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation. The Options will not be listed on ASX;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) there will be no participating entitlement inherent in the Options to participate in the new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holder of Options will be notified by the Company in accordance with the requirements of the ASX Listing Rules;

(h) in the event the Company proceeds with a pro rata issue (except a bonus issue) of securities to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an Option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(j) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

10.6 Corporate Governance

The Directors monitor the business affairs of the Company on behalf of Shareholders and will formally adopt a corporate governance policy which is designed to encourage Directors to focus their attention on accountability, risk management and ethical conduct.

10.7 Expenses of the Offers

The total expenses of the Offers are estimated to be approximately $173,000 and are expected to be applied towards the items set out in the table below:

Item of Expenditure	Amount
ASX and ASIC Fees	$31,000
Adviser Fees	$136,000
Printing and Marketing	$6,000
Miscellaneous	$0
Total	**$173,000**

The expenses of the Offers will be paid out of existing working capital.

10.8 Litigation

As at the date of this Prospectus, the Company is not involved in any legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

10.9 Restricted Shares

It is anticipated that ASX will require shareholders in White Energy to enter into agreements which restrict dealings in the Shares to be issued to them. These agreements will be entered into in accordance with the Listing Rules.

10.10 Taxation

The acquisition and disposal of Shares in the Company will have tax consequences, which will differ depending on the individual financial affairs of each investor. All potential investors in the Company are urged to obtain independent financial advice about the consequences of acquiring Shares from a taxation viewpoint and generally.

To the maximum extent permitted by law, the Company, its officers and each of their respective advisors accept no liability or responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

11. DIRECTORS' AUTHORISATION

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented in writing to the lodgement of this Prospectus with the ASIC.

John McGuigan
Chairman

Amerod Resources Limited
(to be renamed White Energy Company Limited)

12. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$** or **$ means an Australian dollar.

Acceptance Form means the acceptance and transfer form attached to or accompanying this Prospectus relating to the White Energy Offer.

Application Form means the application form attached to or accompanying this Prospectus relating to the Placement.

ASIC means Australian Shares & Investments Commission.

ASX means Australian Stock Exchange Limited.

Board means the board of Directors as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Sydney, New South Wales.

Coal Technology means the patented coal technology exclusively licensed to BCBC, and more particularly described in Sections 6.3 and 6.4.

Company and **Amerod** mean Amerod Resources Limited (ABN 62 071 527 083), to be renamed "White Energy Company Limited".

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company at the date of this Prospectus.

EST means Eastern Standard Time, Sydney, New South Wales.

General Meeting means the general meeting of Shareholders to be held on 28 June 2006.

Listing Rules means the official Listing Rules of ASX.

Offers means the Placement and the White Energy Offer.

Official List means the Official List of ASX.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Option means an option to subscribe for a Share on the material terms and conditions set out in Section 10.5.

Placement means the placement of up to 5,000,000 Options to Shareholders who participated in the Share Purchase Plan.

Prospectus means this prospectus.

Share means a fully paid ordinary share in the capital of the Company.

Share Purchase Plan means the share purchase plan adopted by the Company on 24 June 2006.

Share Sale Agreement means the share sale agreement under which the Company will acquire all of the shares in White Energy in accordance with the White Energy Offer under this Prospectus, as described in Section 8 of this Prospectus.

Shareholder means a holder of a Share.

Share Registry means Computershare Investor Services Pty Limited.

White Energy Offer means the offer summarised in Section 4.2 and more particularly set out in Section 13 of this Prospectus.

13. OFFER TO THE SHAREHOLDERS OF WHITE ENERGY

TERMS OF WHITE ENERGY OFFER

13.1 General Terms

(a) Amerod Resources Limited (**Amerod**) offers to acquire 100% of your White Energy Shares on the terms and conditions of this Amerod Offer.

(b) This Amerod Offer relates to all White Energy Shares which exist as at the Settlement Date.

(c) The consideration offered by Amerod for the acquisition of 100% of your White Energy Shares is made up of the following:

(i) Shares; and

(ii) Cash.

For the particular Amerod Offer being made to you, please refer to the table in the Schedule at the end of this Section.

(d) If you accept this Amerod Offer and Amerod acquires your White Energy Shares, Amerod will become entitled to any Rights in respect of your White Energy Shares.

(e) Amerod will apply to ASX for quotation of the Shares to be issued pursuant to this Amerod Offer within 7 days after the date of this Amerod Offer, in accordance with the Prospectus attached with this Amerod Offer. However, ASX may impose escrow restrictions on the Shares to be issued to you.

13.2 Offer Period

Unless withdrawn due to the failure of any of the Conditions, this Amerod Offer will remain open for acceptance during the period commencing on the date of this Amerod Offer until the Closing Date.

13.3 How to Accept this Amerod Offer

(a) You may only accept this Amerod Offer in respect of 100% (and not a lesser proportion) of your White Energy Shares.

(b) In order to accept the Amerod Offer, you must complete and sign the Acceptance Form in accordance with the instructions on the Acceptance Form and deliver all documents of title in respect of your White Energy Shares to Arthur Phillip Pty Ltd before the end of the Offer Period.

(c) Amerod may in its sole discretion at any time deem any Acceptance Form it receives to be a valid acceptance in respect of your Amerod Shares even if a requirement for acceptance has not been complied with.

(d) Once you have accepted this Amerod Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance is binding on you.

13.4 The Effect of Acceptance

By following the procedures set out in this Amerod Offer, you will be deemed to have:

(a) accepted this Amerod Offer in respect of your White Energy Shares registered in your name to which this Amerod Offer relates (**Purchased Shares**) regardless of the number of White Energy Shares specified in the Acceptance Form;

(b) agreed to transfer your Purchased Shares to Amerod;

(c) authorised Amerod to complete the Acceptance Form by correcting any errors in or omissions from the Acceptance Form as may be necessary for the purpose of effecting acceptance of the Amerod Offer and registering the transfer of your Purchased Shares;

(d) irrevocably appointed Amerod as your lawful attorney to execute on your behalf and in your name a Restriction Agreement in respect of that number of Shares that are to be issued to you upon your acceptance of the Amerod Offer that ASX determines will be subject to escrow restrictions as provided for by Chapter 9 of the ASX Listing Rules;

(e) represented and warranted to Amerod that Amerod will acquire good title to and beneficial ownership of all your Purchased Shares free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and other third party interests of any kind;

(f) agreed to indemnify Amerod fully in respect of any claim, demand, action, suit or proceeding made or brought against Amerod and any loss, costs, expense, damage or liability whatsoever suffered or incurred by Amerod as a result of Amerod not receiving from you any certificates for your Purchased Shares; and

(g) appointed Amerod or any nominee of Amerod as your agent and attorney to exercise all the powers and Rights attaching to your White Energy Shares and have agreed not to revoke that appointment during the period from the date of your acceptance of this Amerod Offer and the date on which Amerod is registered as the holder of your White Energy Shares.

13.5 Amerod obligations in respect of your Amerod Shares acquired

Subject to this Amerod Offer, Amerod will provide the consideration for your White Energy Shares to you on the Settlement Date or an earlier date in Amerod's discretion. A holding statement for the Shares to which you become entitled by accepting this Amerod Offer will be sent by pre-paid mail to your address as shown on the Acceptance Form.

13.6 Conditions of the Amerod Offer

(a) This Amerod Offer and any contract that results from acceptance of this Amerod Offer are each conditional on:

(i) the satisfaction of all of the conditions set out in Section 5 of the Prospectus;

(ii) all of the White Energy Shareholders accepting the Amerod Offer;

(iii) ASX granting quotation of the Shares to be issued pursuant to this Amerod Offer prior to completion, subject to any restrictions imposed under the Listing Rules; and

(iv) during or at the end of the Offer Period, Amerod and its associates having a relevant interest in 100% of the White Energy Shares.

(b) Each condition in paragraph 13.6(a) is a separate, several and distinct condition, operates as a condition subsequent and is for the benefit of Amerod alone. Amerod may waive any or all of these conditions in its discretion.

13.7 No stamp duty or other costs

All costs and expenses of the preparation, dispatch and circulation of this Amerod Offer and any stamp duty payable in respect of the transfers will be paid by Amerod.

13.8 Definitions

In this Section, defined terms have the same meaning given to them in Section 12 of the Prospectus, unless they are separately set out below:

Conditions means the conditions set out in paragraph 13.6(a).

Holding Lock has the meaning given to that term in the ASX Market Rules.

Offer Period means the period during which the Amerod Offer will remain open for acceptance as set out in paragraph 2 of this Amerod Offer.

Restriction Agreement means an agreement substantially in the form set out in Appendix 9A of the ASX Listing Rules between the Company and the relevant White Energy Shareholder.

Rights means all accretions to and rights attaching to the relevant White Energy Shares at or after the date of this Amerod Offer (including, but not limited to, all dividends and all rights to receive dividends and to receive or subscribe for shares, stock units, notes or options declared, paid, or issued by White Energy).

Settlement Date means that date which is 2 Business Days after the date on which the last of the Conditions is satisfied.

White Energy Share means a fully paid ordinary share in White Energy.

White Energy Shareholder means a holder of fully paid ordinary shares in the capital of White Energy.

$ means Australian dollars.

SCHEDULE – PURCHASE CONSIDERATION TO WHITE ENERGY SHAREHOLDERS

Shareholders	Column 1 Amerod Shares	Column 2 Cash AUS$
Gaffwick Pty Ltd	13,114,286	918,000
Ganra Pty Ltd	13,114,286	918,000
Riverbend Investments Pty Ltd	2,400,171	168,012
Sanjur Pty Ltd	2,399,657	167,976
Whittaker Custodians Pty Ltd	2,400,171	168,012
Bimosa Pty Ltd	6,557,143	459,000
Greenworth Pty Ltd	4,371,429	306,000
Langley Investments Pty Ltd	3,535,714	247,500
Clark Services Australia Pty Ltd	3,535,714	247,500
Total	**51,428,571**	**3,600,000**

ACCEPTANCE AND TRANSFER FORM

In relation to a prospectus prepared by Amerod Resources Limited and dated 21 June 2006.

ONLY COMPLETE THIS FORM IF YOU ARE A WHITE ENERGY SHAREHOLDER

Full Name (PLEASE PRINT)

Title, Given Name(s) & Surname or Company Name: ______________________

____

OF

Postal Address (PLEASE PRINT)

Street Number ______ Street ______________________________________

Suburb/Town ______________________State ______ Post Code _________

I/We, the person(s) named above, being the holder(s) of the White Energy Shares accept the offer in respect of my/our White Energy Shares and agree to transfer to Amerod Resources Limited all my/our White Energy Shares and accept the consideration and agree to be bound by the terms and conditions of the Amerod Offer and the constitution of Amerod Resources Limited.

Dated / /

By:

Individuals and joint holders Companies (affix common seal if appropriate)

Signature _______________ Director ____________________________

Signature _______________ Director/Company Secretary ______________

Signature _______________ Sole Director and Sole Company Secretary _____

Please deliver the completed Acceptance Form at any time prior to the Closing Date to:

Amerod Resources Limited
Suite 206 – The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

OPTION APPLICATION FORM

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

To meet the requirements of the Corporations Act, this form must not be handed on unless it is attached to or accompanies the Prospectus.

PLEASE USE BLOCK LETTERS.

A. I/We apply for [ ] Options

B. Complete Full Name Details

	Title	Given Name(s) (or Company Name & ACN)	Surname
Applicant (1)			
Joint Applicant (2)			

C. Complete Address Details

Number & Street		
Suburb or City	State	Postcode

D. Telephone Details

Home ( )	Work ( )
Contact Name	

I/We declare that this application is completed according to the declarations/appropriate statements on the reverse of this form and agree to be bound by the Constitution of the Company and the representations and warranties contained on the reverse of this Application Form.

NO SIGNATURE IS REQUIRED.

Lodge your application form as soon as possible.

NOTE: Return of the Application Form will constitute your offer to subscribe for Options in the Company.

HOW TO APPLY FOR OPTIONS

Please complete all relevant sections of the Application Form using block letters.

Please post or deliver the completed Application Form to the following address:

Amerod Resources Limited
Suite 206, The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

Insert the NUMBER OF OPTIONS that you wish to apply for in box A. The number of Options applied for should be the same as the number of Shares you applied for in the Share Purchase Plan.

Write your FULL NAME in Box B. This must be either your own name or the name of a Company. You should refer to the examples noted for the correct forms of name that can be registered. Applications using the incorrect form of name may be rejected. If your application form is not completed correctly, it may still be treated as valid. Any decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final.

Enter your POSTAL ADDRESS for all correspondence in Box C. All communications to you from the Company (Share and Option holding statements, annual/interim reports, correspondence, etc) will be mailed to the person(s) and address as shown.

Enter details of contact person and telephone number, if any enquiries need to be made by the Company, in Box D.

Correct Form of Registrable Title

Note that ONLY legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Amerod. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registrable titles.

Type of Investor	Correct Form of Registrable Title	Incorrect Form of Registrable Title
Individual	John Smith	
Joint	John Smith & Michael Smith	
Trusts	John Smith (Smith Family Account)	John Smith Family Trust
Deceased Estates	Michael Smith (Est John Smith Account)	John Smith (deceased)
Partnerships	John Smith & Michael Smith (John Smith & Sons Account)	John Smith & Sons
Clubs/Unincorporated Bodies	John Smith (Smith Investment Club Account)	Smith Investment Co
Superannuation Funds	John Smith Pty Ltd (Superannuation Fund Account)	John Smith Pty Ltd Superannuation Fund

APPENDIX A – INDEPENDENT ACCOUNTANT'S REPORT

Grant Thornton

INDEPENDENT ACCOUNTANT'S REPORT

The Directors
Amerod Resources Limited
Level 5
Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

21 June 2006

Dear Directors

INDEPENDENT ACCOUNTANT'S REPORT ON UNAUDITED PRO-FORMA HISTORICAL CONSOLIDATED BALANCE SHEET

We have prepared this Independent Accountant's Report ("Report") on the pro-forma historical consolidated balance sheet as at 31 March 2006 of Amerod Resources Limited and its controlled entities ("Amerod" or "the Company") for inclusion in a prospectus dated on or about 21 June 2006 ("the Prospectus") relating the following offers:

- separate offer to the shareholders of White Energy Technology Limited ("White Energy") of 51,428,571 fully paid ordinary shares ("White Energy Offer") as part of the consideration for the acquisition of all issued capital of White Energy by Amerod; and

- a placement of Options to Shareholders who participate in the Share Purchase Plan ("the Placement'). The Share Purchase Plan refers to the issue of up to 5,000,000 shares to existing shareholders at an issue price of $0.95 per share. Details of the Share Purchase Plan are included in Amerod's announcement to the ASX dated 24 May 2006. For illustrative purposes, the Consolidated Pro-forma Balance Sheet also sets out the Placement based on total applications processed at the date of the Prospectus equal to approximately 237,000 shares. We note that as set out in the Share Purchase Plan, the Directors of the Company may place at their discretion, the shortfall in the number of shares that may be issued under the Share Purchase Plan.

Expressions defined in the Prospectus have the same meaning in this report.

Background

Amerod has historically undertaken investments in the technology sector and most recently has been involved in gold and nickel exploration in Western Australia. The Directors of Amerod recently announced that it had entered into an agreement to acquire 100% of the issued capital of White Energy, a company that holds (through it subsidiaries) an exclusive licence to a world leading patented coal technology.

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230
T +61 2 8297 2400
F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au

Grant Thornton Corporate (NSW) Pty Ltd
ABN 59 003 265 987
Holder of Australian Financial Services License No: 247140

Scope

You have requested Grant Thornton Corporate (NSW) Pty Limited ("Grant Thornton Corporate Finance") to prepare a report having regard to the historical balance sheet of Amerod as at 31 March 2006 and the pro-forma balance sheet as at the same date, which assumes completion of the contemplated transactions disclosed in Appendix 1 – Note 2 ("the Pro-Forma Transactions").

In accordance with the terms of our engagement, this Report does not address the future prospects or forecasts of the Company, nor risks associated with an investment in the Company.

Review of Pro-forma Historical Financial Information

The historical consolidated balance sheet set out in Appendix 1 has been extracted from the unaudited financial statements of the Company. The Directors are responsible for the preparation of the historical consolidated balance sheet, including determination of the adjustments.

We have conducted our review of the historical balance sheet in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- analytical procedures on the unaudited pro-forma historical consolidated balance sheet of the Company and White Energy as at 31 March 2006;
- a review of work papers, accounting records and other documents of Amerod and White Energy;
- a review of the assumptions used to compile the pro-forma historical consolidated balance sheet as at 31 March 2006;
- a review of the adjustments made to the pro-forma historical consolidated balance sheet as at 31 March 2006;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Appendix 1; and
- enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Review Statement on Proforma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention, which causes us to believe that:

(a) the unaudited historical consolidated balance sheet, as set out Appendix 1 of this Report does not present fairly the pro-forma historical consolidated balance sheet of the Company as at 31 March 2006 in accordance with the recognition and measurement principles prescribed in Australian Equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements, and accounting policies adopted by the Company disclosed in Appendix 1.

(b) the pro-forma historical consolidated balance sheet of the Company has not been properly prepared on the basis of the Pro-forma Transactions;

(c) the basis of preparation of the Pro-forma Transactions is unreasonable; and

(d) the Pro-forma Transactions are themselves unreasonable.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our report, to the best of our knowledge and belief, no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

Grant Thornton Corporate Finance does not have any interest in the outcome of the Placement and White Energy Offer other than the preparation of this Report, the Independent Expert Reports and normal professional fees that will be received.

Yours faithfully
GRANT THORNTON CORPORATE (NSW) PTY LTD

Scott Griffin

SCOTT GRIFFIN
Director

Appendix 1

Pro-forma Consolidated Balance Sheet

	Note	As at 31 Mar 2006 Actual Unaudited $	As at 31 Mar 2006 Pro-forma Actual application $	As at 31 Mar 2006 Pro-forma Maximum application $
Current assets				
Cash	3	2,876,691	4,496,102	9,021,200
Debtors	4	1,771	76,332	76,332
Other financial assets	5	250,000	-	-
Total current assets		**3,128,462**	**4,572,434**	**9,097,532**
Non-current assets				
Property, plant and equipment		7,809	7,809	7,809
Exploration assets		2,233,157	2,233,157	2,233,157
Intangible assets	6	-	50,869,833	50,869,833
Total non-current assets		**2,240,966**	**53,110,799**	**53,110,799**
Total assets		**5,369,428**	**57,683,233**	**62,208,331**
Current liabilities				
Payables	7	240,785	925,111	925,111
Total current liabilities		**240,785**	**925,111**	**925,111**
Non current liabilities				
Borrowings	8	-	207,813	207,813
Total current liabilities		**-**	**207,813**	**207,813**
Total liabilities		**240,785**	**1,132,924**	**1,132,924**
Net assets		**5,128,643**	**56,550,309**	**61,075,407**
Equity				
Share capital	9	60,274,309	111,321,660	115,846,758
Share based payment reserve	10	270,000	644,315	644,315
Retained earnings		(55,415,666)	(55,415,666)	(55,415,666)
Total equity		**5,128,643**	**56,550,309**	**61,075,407**

Note 1 - Summary of Significant Accounting Policies

The significant accounting policies which have been adopted in the preparation of the historical consolidated balance sheet and the pro-forma historical consolidated balance sheet are set out below:

Basis of Accounting

The financial statements have been prepared in accordance with the measurement requirements (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia using the accrual basis of accounting, including the historical cost convention.

The financial statements have also been prepared on a going concern basis.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Amerod as at 31 March 2006. Amerod Resources Limited and its controlled entities together are referred to in this financial report as the Group. The effects of all transactions between entities in the Group are eliminated in full.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

(b) Taxation

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Amerod and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Amerod is responsible for recognising the current and deferred tax assets and liabilities for the tax consolidated group. The group notified the Australian Taxation Office on 7 October 2005 that it had formed an income tax consolidated group to apply from 1 July 2003.

(c) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of the assets given up, shares or options issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where shares or options are issued in an acquisition, the value of the shares or options is determined having reference to the fair value of the assets or net assets acquired, including goodwill or discount on acquisition where applicable. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill or assigned to the value of the mining rights. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(d) **Exploration**

From 1 July 2005, in accordance with AASB 6, exploration and evaluation expenditure is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

For each area of interest, expenditures incurred in the exploration for and evaluation of mineral resources is expensed as incurred unless;

- the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale and exploration ; and

- evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

No amortisation has been, or will be, charged until the asset is available for use, that is, when the asset has been sufficiently developed so that production is in progress.

(e) **Impairment of assets**

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) which are aligned with each area of interest in the case of exploration assets.

(f) **Property, plant and equipment**

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

- Plant and equipment 2 –3 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

(g) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(h) Share based payments

Share-based compensation benefits are provided to employees via the employee option plan and an employee share scheme.

Shares options granted after 7 November 2002 and vested after 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The fair value of options granted under the employee option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(i) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(j) Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(k) Contributed Equity

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Note 2 – Pro-forma adjustments

The Pro-forma Consolidated Balance Sheet of Amerod has been prepared on the basis that the following transactions have been effected as at 31 March 2006:

- Acquisition of the entire issued capital of White Energy in exchange for the issue of 51,428,571 new fully paid ordinary shares in Amerod at an issue price of $0.90 per share amounting to $46,285,714 and the payment of $3,600,000 in cash.
- Receipt of the proceeds from 205,000 fully paid ordinary shares issued at an issue price of $0.25 per share, raising a total of $51,250 resulting from exercise of options between 31 March 2006 and the date of the Prospectus.
- Receipt of the proceeds from 5,592,000 fully paid ordinary shares issued in a private placement to investors in May 2006 at an issue price of $0.90 per share, raising a total of $5,032,800;

- Issue of 419,400 options to Crosby Corporate Finance (Holdings) Limited ("Crosby") in consideration of Crosby undertaking the role of Financial Arranger in the private placement completed in May 2006 in accordance with the agreement as set out in Section 9 of the Prospectus. The fair value of the Options issued to Crosby has been assessed at $374,315 calculated with the Binomial model and based on the following assumptions:
    - option strike price of $0.01;
    - five year option life
    - volatility of 51% in line with the volatility of the Company on the ASX since March 2006. At that point in time the market was fully informed about the acquisition of White Energy. Therefore we have assessed the volatility for this period as a proxy for the future volatility;
    - underlying share price of $0.90 being the issue price of the private placement;
    - no dividends; and
    - risk free interest rate of 5.75%;

- Transactions costs incurred in connection with the White Energy Offer and the Placement amounting to $173,000; and

- Receipt of proceeds of the Share Purchase Plan amounting to $224,902 based on the subscription of 236,739 fully paid ordinary shares at $0.95 per share, reflecting the total number of applications received as at the date of the Prospectus ("Actual applications"). Receipt of proceeds of the Share Purchase Plan amounting to $4,750,000 and a corresponding subscription of 5,000,000 fully paid ordinary shares at $0.95 per share, reflecting the maximum number of shares to be issued under the Share Purchase Plan ("Maximum applications").

Note 3 - Cash

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening cash balance	2,876,691	2,876,691
Proceeds from shares issued for options exercised post 31 Mar 2006	51,250	51,250
Proceeds from shares issued in a private placement in May 2006	5,032,800	5,032,800
Proceeds from the Share Purchase Plan	224,902	4,750,000
Payment of transaction costs	(173,000)	(173,000)
Payment to shareholders of White Energy	(3,600,000)	(3,600,000)
White Energy cash balance recognised on consolidation	83,459	83,459
Pro-forma cash balance	**4,496,102**	**9,021,200**

Note 4 - Debtors

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening debtors balance	1,771	1,771
White Energy debtors balance recognised on consolidation	74,561	74,561
Pro-forma debtors balance	**76,332**	**76,332**

Note 5 – Other financial assets

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening financial assets balance	250,000	250,000
Elimination of intercompany loan with White Energy on consolidation	(250,000)	(250,000)
Pro-forma other financial assets balance	-	-

Note 6 – Intangible assets

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Goodwill on consolidation of White Energy	50,869,833	50,869,833
Pro-forma intangible assets balance	**50,869,833**	**50,869,833**

The pro forma intangible assets in the pro forma consolidated balance sheet has been arrived at after adjusting for the impact of goodwill arising on consolidation of the investment in White Energy.

Note 7 - Payables

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening payables balance	240,785	240,785
White Energy payables balance recognised on consolidation	684,326	684,326
Pro-forma payables balance	**925,111**	**925,111**

Note 8 – Borrowings

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening borrowings balance	-	-
White Energy borrowings balance recognised on consolidation	207,813	207,813
Pro-forma borrowings balance	**207,813**	**207,813**

Note 9 - Contributed equity

	As at 31 Mar 2006 Pro-forma Actual applications Number	As at 31 Mar 2006 Pro-forma Actual applications $
Amerod ordinary share capital	38,488,477	60,274,309
Pro –forma adjustments		
Shares issued resulting from exercising of options post 31 March 2006	205,000	51,250
Share issued to investors in May 2006	5,592,000	5,032,800
Fair value of options issued to Crosby	-	(374,315)
Shares issued pursuant to the Share Purchase Plan	236,739	224,902
Transaction and offer costs	-	(173,000)
Shares issued in consideration for the acquisition of shares in White Energy	51,428,571	46,285,714
Closing contributed equity balance	**95,950,787**	**111,321,660**

	As at 31 Mar 2006 Pro-forma Maximum applications Number	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod ordinary share capital	38,488,477	60,274,309
Pro –forma adjustments		
Shares issued resulting from exercising of options post 31 March 2006	205,000	51,250
Share issued to investors in May 2006	5,592,000	5,032,800
Fair value of options issued to Crosby	-	(374,315)
Shares issued pursuant to the Share Purchase Plan	5,000,000	4,750,000
Transaction and offer costs	-	(173,000)
Shares issued in consideration for the acquisition of shares in White Energy	51,428,571	46,285,714
Closing contributed equity balance	**100,714,048**	**115,846,758**

	As at 31 Mar 2006 Pro-forma Actual applications Number	As at 31 Mar 2006 Pro-forma Maximum applications Number
Options on issue as at 31 March 2006	27,687,000	27,687,000
Less options exercised post 31 March 2006	(205,000)	(205,000)
Options on issue at the date of Prospectus[1]	**27,482,000**	**27,482,000**
Add: Options offered under the Placement[2]	236,739	5,000,000
Add: Options issued to Crosby[3]	419,400	419,400
Pro-forma options on issue	**28,138,139**	**32,901,400**

(1) These options comprise 21,482,000 options exercisable at $0.25 each on or before 30 November 2008 and 6,000,000 options exercisable at $0.40 each on or before 30 November 2008.

(2) For each share issued under the Share Purchase Plan, shareholders will receive one free attaching Option. We refer to section 10.5 of the Prospectus regarding further details of the Options to be issued under the Share Purchase Plan.

(3) These options are exercisable at $0.01 each within 5 years from the date of grant.

Note 10 – Share based payment reserve

	As at 31 Mar 2006 Pro-forma Actual applications $	As at 31 Mar 2006 Pro-forma Maximum applications $
Amerod opening share based payment reserve balance[1]	270,000	270,000
Fair value of options issued to Crosby[2]	374,315	374,315
Pro-forma share based payments reserve balance	**644,315**	**644,315**

(1) As set out in the Interim Financial Report of Amerod as at 31 December 2005. The reserve balance has not changed since 31 December 2005 to 31 March 2006.

(2) We refer to Note 2 for our assessment of the fair value of Options issued to Crosby.

Note 11 – Related Party Transactions

Details regarding directors' shareholdings, remuneration and transactions with the Company are set out in Section 10 of this Prospectus.

APPENDIX B – INDEPENDENT ENGINEERS REPORT

Sinclair Knight Merz
100 Christie Street
PO Box 164
St Leonards NSW
Australia 1590

Tel: +61 2 9928 2100
Fax: +61 2 9928 2500
Web: www.skmconsulting.com

SKM

Mr. John Atkinson
Amerod Resources
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

13 June 2006

HA00891.200

1. Introduction

1.1 Scope

This report provides an assessment by Dr. Erik W. Aslaksen of Sinclair Knight Merz Pty Limited (**SKM**) on certain technology which is licensed to Binderless Coal Briquetting Company Pty. Ltd. (**BCBC**) and Coking BCB Pty. Limited (**the Companies**). This report has been prepared at the request of Amerod Resources Limited (ARZ) for inclusion in the Prospectus to be issued by ARZ on or about 16 June 2006.

Since early 2005 Dr. Aslaksen has been assisting the Companies in the development of their Binderless Coal Briquetting (BCB) technology. In particular, he was the design manager for the concept design of the 1 Mt/a production module described in reference K below. Dr Aslaksen is therefore clearly not independent. On the other hand through this experience he does have a more thorough knowledge of the technology than would otherwise be the case.

ARZ has entered into an option agreement to acquire all of the issued capital of the Companies. SKM has agreed to provide an engineering asessment of the technology which is the primary asset of the Companies, and the Companies have released SKM to make this assessment. ARZ have instructed SKM that the technology which it requires SKM to assess consists primarily of a patent for a process to treat relatively poor quality coal into higher quality, more environmentally friendly coal with resultant cost benefits at both the transportation and processing levels.

SKM has agreed to provide an engineering assessment (**assessment**) of the following matters:

- Assessment of whether the technology does what it purports to do;
- Technology risk and its implications to the exploitation of the technology;
- Production rates analysis and scalability of technology;
- Roll life and maintenance requirements of the Binderless Briquetters; and

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- Evaluation of procedures for the stabilisation of the briquetted product, in particular with regards the implications of its susceptibility to spontaneous combustion.

The assessment is based on documentation provided by the Companies regarding their Binderless Coal Briquetting (BCB) technology.

In accepting this commission, ARZ has agreed that Dr Aslaksen cannot provide advice based on experience with a number of BCC plants which an 'expert' would have because there are no large scale BCC plants. SKM has agreed to provide an assessment by an engineer with some experience of the technology based on information provided by the Companies rather than an 'expert opinion' as initially requested. The assessment is based on a desktop analysis of information provided by the Companies including evidence of operational tests at a pilot plant operated by Griffin Coal Mining Company Pty Limited at Collie, Western Australia. No site visits have been made for inspection of briquetting facilities.

1.2 References

The following documents provided by the Companies have been used as the basis for the assessment:

A. International Patent No. WO 204/072212 A1, *Briquetting Process*, with a publication date of 226 August 2004 and assigned to CSIRO, TraDet Inc, K.R. Komarek Inc, and The Griffin Coal Mining Company Limited.

B. *The Evaluation of Binderless Briquetting to Produce Tailored Reductants for Samacor's Ferro-Chrome Production*, report issued by BCBC and dated 21 March 2005.

C. *An Investigation of the Suitability of Baiyinhua and Shengli Coal for the Binderless Coal Briquetting (BCB) Process*, report issued by BCBC and dated 26 January 2005.

D. *Evaluation of Coal from PT Adaro Indonesia's Tutupan Mine for Binderless Coal Briquetting*, report issued by BCBC and dated 26 Augsut 2005.

E. *Evaluation of Coal from PT Gunungbayan Pratamacoal's Tabang Mine for Binderless Coal Briquetting*, report issued by BCBC and dated 19 July 2005.

F. *Evaluation of Coal from PT Berau's Lati and Bunyu Mine for Binderless Coal Briquetting*, report issued by BCBC and dated 26 August 2005.

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G. *Suitability of the Collie Field*, undated notes on tests at CSIRO and Collie, issued by BCBC.

H. *Report on the Preparation of Binderless Briquettes from Four Powder River Coals*, report issued by Clark Services Australia Pty Ltd and dated 26 March 2003.

I. *Dried Coal Binderless Briquetting Project Status Report*, issued by Griffin Coal Mining Company and dated 31 March 2004.

J. *Production Rates and Stability for the BCB Process*, notes by K. Clark based on data compiled by Griffin Coal and attached to the notes in the form of seven attachments.

K. *1 Mtpa Production Module – Concept Design for Datang*, design report prepared by Sinclair Knight Merz for the Binderless Coal Briquetting Company, issue 3 dated 1 June 2005.

L. *Licence Agreement*, between CSIRO, Tra-Det, Komarek, and Griffin as Licensors, and BCBC as Licensee, for the manufacture of a binderless briquetted product from any type of coal.

1.3 Profile of Dr. Aslaksen

Erik W. Aslaksen is a Senior Consultant with Sinclair Knight Merz Pty Limited, , where he has been employed since 1988. He obtained his M.Sc. in Electrical Engineering from the Swiss Federal Institute of Technology in 1962 and a Ph.D. in physics from Lehigh University in 1968. He is a Fellow of the International Council on Systems Engineering and of Engineers Australia.

Dr. Aslaksen's experience, gained in the US, Switzerland and Australia, covers fields as diverse as power electronics, quantum electronics, communications, and control systems, and ranges from basic research to corporate management. In recent years his main interest has been in the area of systems engineering and engineering management. He was the project manager for the EPCM of a major new, state-of-the-art underground copper mine and design manager for major expansion works at the El Teniente mine in Chile, and has recently been involved in railway control systems, intelligent transport systems, and the business case for a new operational headquarters for the Australian Defence Force. He is the author of three textbooks (one with W.R. Belcher) and over sixty papers.

Since early 2005 Dr. Aslaksen has been assisting the Companies in the development of their BCB technology. In particular, he was the design manager for the concept design of the 1 Mt/a production module described in reference K.

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2. Executive Summary

The matters on which SKM agreed to provide an assessment, together with SKM's assessment, can be summarised as follows:

- *Does the technology do what it purports to do?* The technology will convert a wide range of sub-bituminous coals into briquettes with a moisture content around 10 % and with mechanical characteristics suitable for transportation and storage.
- *Technology risk and its implications for the exploitation of the technology.* The nature of the technology risk is the cost of developing a commercially viable production facility, and arises from the required scaling up from the existing pilot plant.
- *Production rates analysis and scalability of the technology.* There is no in-principle problem with scaling up the technology, but some further development is required.
- *Roll life and maintenance requirements of the Binderless Briquetters.* Roll replacement cost are a significant component of the production cost, but further development and larger production quantities are likely to reduce this cost significantly.
- *Stabilization of the briquetted product.* All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but a final confirmation of this is needed once greater production volumes are available.

3. SKM's Understanding of the Technology

3.1 Overview

From the information provided in references B to L in sec. 1.2 we understand that the technology licenced to the Companies consists of two related bodies of knowledge - one concerned with the BCB process, the other concerned with the technology that allows the process to be exploited commercially. In our examination of the information provided we have also utilised a second subdivision, arising from the fact that the process consists of two subprocesses - drying and briquetting - which carries through to the technology.

Dr Aslaksen has therefore made his assessment based on the assumption that the intellectual property licensed to the Companies consists of four related parts making up the whole, as illustrated in Fig. 2.1.


Drying
Briquetting
Process
Technology

Figure 2.1 The four parts of the intellectual property.

3.2 The Process

3.2.1 Introduction

The function of the BCB process is to process high moisture content coal, which therefore has a relatively low calorific value, into a lower moisture coal with a correspondingly higher calorific value. Drying of coal has been practised for over 100 years, but the problem has always been how to handle the dried product, because the drying process invariably results in a proportion of the coal being in the form of fine particles and therefore more susceptible to spontaneous combustion. Reforming the dried coal into larger lumps, or briquettes, is an obvious solution, but while this has also been practised for over 100 years, none of the many versions of the briquetting process was ever found to be commercially viable, except in some niche markets. The problem has always been to find a binder that was cheap to produce and apply to the coal and that at the same time resulted in good handling properties of the briquettes.

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In the BCB process this problem is circumvented by doing away with any binder altogether, and the ability to form coal particles into briquettes lies at the core of the process. However, for this to be possible, the coal particles have to have quite specific properties, and hence the process incorporates a special form of the drying process.

The BCB process consists of two very distinct sub-processes - drying and briquetting - coupled together. The drying process provides coal with the correct characteristics as an input to the briquetting process, as shown in Fig. 2.2, where an input coal with 30 % moisture content has been assumed as typical for illustration purposes. Drying is a thermal process involving size reduction, to produce the appropriately sized material for heat exchange and for moisture evaporation. The hot drying gasses are produced through separate combustion of a small proportion of the coal. Briquetting is a purely mechanical process involving material distribution, compaction, cooling and storage.


Drying
Briquetting
-75 mm, 30 %
-4 mm, 8 %
Briquettes, 8 %

Figure 2.2 The two main sub-processes of the BCB process, and showing the size (mm) and moisture content (%) of the coal at each stage.

3.2.2 Drying Sub-process

The drying sub-process consists of a number of sub-process components, being; buffering, crushing, drying, combustion, and separation, as illustrated in Figure 2.3 below.


Combustion
Buffering
Crushing
Drying
Separation

Figure 2.3 The main sub-process components of the drying process.

The sub-process starts with the raw coal being supplied to a surge bin provided at the input in order to give a buffering capacity adequate for bridging short interruptions to the coal supply; for example as may be caused by the tripping of a conveyor.

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The crushing process serves the dual purpose of reducing the lump size for easy drying and providing a particle distribution that is suitable for binderless briquetting.

Drying takes place by entraining the coal particles in a hot gas stream generated by the combustion of pulverised coal. A drying column is used to provide the required retention time and achieve the target moisture content.

A separation stage follows where the dried coal material is separated from the hot gas. A proportion of the hot gas is recirculated back to the combustion furnace with the rest of the gas filtered and discharged to atmosphere. The dried coal product is collected and transferred across to the briquetting sub-process.

3.2.3 Briquetting Sub-process

The briquetting sub-process consists of a number of sub-process components, being; distribution, briquetting, dust collection and cooling, as illustrated in Fig. 2.4 below.


Dust collection
Distibution
Briquetting
Cooling

Figure 2.4 The main sub-processes of the briquetting process.

The sub-process starts with the warm, dried coal material being supplied from the drying sub-process via a set of collection conveyors. These conveyors bring the material to a surge bin from which a special enclosed conveyor distributes the material to the briquetting machines.

Material is fed in a controlled fashion to the briquetting machines. The briquetting machines - special roller presses - are limited in size to a throughput of about 10 t/h each, so depending on the throughput required, a number of these operate in parallel. The briquetting machines compress the dried coal to form the briquettes.

The briquetting process generates an amount of dust that is collected and handled by a dedicated dust collection system. The off gas is discharged to atmosphere.

The briquettes are much more stable than the dried coal, but they still need to be cooled down from their production temperature of over 100 °C to below 40 °C before being exposed to

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ambient levels of oxygen. On leaving the machines the briquettes are cooled and conveyed in a specially designed enclosed conveyor with a controlled humid atmosphere that ensures product stability.

3.2.4 Product Characteristics

The output of the process consists of the cooled briquettes, and the quality of this product is measured by the handling and storage characteristics of the briquettes. Various tests can be applied in order to determine these characteristics, and the following have been used by BCBC at various times:

a. *Crushing test.* In this test, the briquette is placed between two parallel platens and an increasing force applied up to the point where the briquette fractures. This fracturing force, expressed either in absolute terms or in terms of a stress on the cross section of the fracture (which is taken to be the cross section of the briquette), is one measure of the mechanical strength of the briquette - the Crushing Strength.

b. *Immersion test.* In this test the briquettes are immersed in water (at room temperature) for a period of 1 hour, after which they are removed, the surface water shaken off, and then subjected to a breaking test (as in b. above). A minimum of 12 briquettes are tested, with the highest and lowest values rejected and the ten values in between averaged.

c. *Drop/shatter test.* This test measures provides a global measure of the resistance to breaking in typical handling operations. The test used is an adaption of ASTM D440-49 in that a reduced charge of 2.3 kg is used, rather than the 23 kg required by the standard. It involves dropping the charge a vertical distance of 1.8 m onto a steel plate, collecting the product and dropping it a second time from the same height. The product is then collected and screened at 6 mm and 12 mm; however, it is the fraction, by weight, of the +12 mm material that has been most consistently recorded, and this value is referred to as the Drop Shatter Index.

3.2.5 The Input and Process Parameters

In the process, as described in sec. 2.2.1, there are a number of parameters that have a significant influence on the product quality. Some of these are determined externally to the process and are to be considered as *input parameters*, the rest can be controlled with the appropriate technology and constitute the *process parameters*. The subject matter of the process IP is the knowledge of how the process parameters need to vary as functions of the input parameters in order to achieve the desired product quality.

The input parameters relate mainly to the properties of the raw coal, and are the following:

SKM

a. *Fixed carbon.* The fraction, by weight, of carbon in the form of pure carbon (i.e. as the material carbon).

b. *Volatiles.* The fraction, by weight, of substances that have a boiling point below the melting point of carbon, mostly hydrocarbons.

c. *Ash.* The fraction, by weight, of inorganic matter, such as silicates.

d. *Moisture.* The fraction, by weight, of water. While this water is mostly bound to the coal, its thermal properties are those of free water, except that the freezing point is depressed.

e. *Hardgroves Grindability Index (HGI).* This is a measure of the energy required to grind the coal, with increasing value of the index corresponding to softer coal. A value below 30 is a very hard coal, whereas a value above 60 is a soft coal.

A slightly simplified diagrammatic representation of the drying process, outlined in the previous section, is shown in Fig. 2.5. In this diagram, the inputs to and outputs from the various process components are labelled with lower case letters.


c
Cyclones
d
l
Flue
Bag
m
Drying
Fuel
h
Air fan
j
i
Air
Furnace
Water
k
Recycle fan
a
Coal
b
g
f
e

Figure 2.5 A simplified process flow diagram. The lower case letters identify inputs and outputs, and are defined in Table 2.1.

SKM

The parameters characterising the drying process fall into three groups:

- dynamic process variables, such as mass flow rate, temperature, pressure, moisture content and oxygen content;
- set material parameters, such as caloric value, heat of transition and heat capacity; and
- component parameters, such as heat loss and efficiency.

The process parameters associated with each input and output are indicated in Table 2.1.

I/O	Description	Parameters
a	Coal input	M, T
b	Drying gas	M, P, T, H
c	Drier output	Mg, Mc, P, T
d	Bag filter input	Mg, Mc, P, T
e	Recycle fan input	Mg, Mc, P, T
f	Recycle fan output	P, T
g	Combustion gas output	M, P, T, H, O
h	Furnace coal	M, T, H
i	Air fan input	M, T
j	Air fan output	M, T
k	Water injection	M, P, T
l	Flue output	M, T
m	Production coal output	M, T

M = mass flow rate [kg/s]; P = pressure [kPa]; T = temperature [°C]
H = moisture content [mass %], O = oxygen content [mass %]
Lower case c denotes coal, g denotes gas.

Table 2.1 Parameters characterising the process component inputs and outputs indicated in Fig. 2.5, above.

3.3 The Technology

3.3.1 Introduction

The technology is the totality of the practical means of achieving the required product quality; i.e. of how to achieve the relationships between input parameters and process parameters identified in the process knowledge. In particular, it is the knowledge required to design and construct a briquetting plant that will achieve cost-effective performance over its lifetime and thereby provide the basis for commercial exploitation of the process knowledge.

SKM

3.3.2 Drying

Referring to Fig. 2.5, the main pieces of equipment involved in the drying process are the crusher, the gas generator, the drying column, the cyclone(s), the bag filter, and the drying gas recycling cicuit.

The purpose of the crusher is to obtain a suitable particle distribution. It would appear that it is the maximum particle size (i.e. upper limit of distribution) that is of greatest importance, and -4 mm is a suitable value (see below). There are a number of different crusher types that could be used to obtain this product; so far a roll crusher and a cage mill have both been used very successfully, and such crushers are readily commercially available.

The gas generator consists of the combustor, a means of mixing the hot combustion gases with the recirculated gas, and a means of controlling the gas temperature. The fuel used in the combustor is fines from the drying process, and the technology for burning pulverised coal is very well established. - The mixing poses no technological problems; it simply requires appropriate control of the relationship between the recirculating fan pressure and the combustion air pressure. – The control of the gas temperature is normally achieved by controlling the fuel input to the burner, as one would expect; however, there is a particular problem associated with start-up of the dryer. In the start-up phase, warm gas needs to be circulated through all the components of the dryer before coal is introduced, in order to avoid condensation and possible clogging up. To achieve this, and also to be able to respond very quickly to a failure of the coal feeding mechanism, the dryer incorporates a hot gas tube ahead of the drying column, into which can be sprayed water. This involves a certain technological know-how in order to assure that the water is evaporated rather than forming a pool at the bottom of the tube.

The design and operation of flash drying columns are well understood; the issue here is one of scale. As the required throughput increases, the drying column diameter goes up, which introduces the problem of how to distribute the coal uniformly over the cross section to start with, and then how to maintain this distribution, i.e. the stability of the two-component flow throughout the column. For the dryer sizes that would be needed for the main applications of the coal briquetting process, i.e. 1 Mt/a and larger, some form of mechanical distribution mechanism will be required, and while several of these have been used in the past, the most appropriate one for this process has yet to be determined.

The design and construction of cyclones are very well understood; and a reputable manufacturer would be expected to produce the cyclones required for this process without any issues arising.

SKM

The bag filters for the portion of the drying gas vented to the atmosphere are standard items of equipment, used extensively in power station and industrial plant.

3.3.3 Briquetting

With reference to Fig. 2.4, the main pieces of equipment involved in the briquetting process are the distribution of feed stock from the dryer to the briquetting machines, the dust collection system at the briquetting machines, the equipment for cooling of the briquettes, and, of course, the briquetting machine itself.

Starting with the latter, it is fair to say that the basic technology is very well established; briquetting machines of the type employed in the BCB process have been used for a long time for briquetting various materials, including coal. The important point here is that no scaling up of the machines is contemplated; the required production volume is achieved by running a corresponding number of machines in parallel.

This parallel operation will require a mechanism for feeding coal at the required rate simultaneously to a number of machines. This is not a standard piece of equipment, but one that would have to be specially designed and constructed for this application. However, the components of such a distributor, e.g. dragging chain conveyors, etc., are well known.

The dust collection at the briquetting machines is in principle no different to dust collection at any sawing, grinding, or milling machine, and while the dust collection system for a briquetting plant has to be a custom-designed system, no issues would be expected to arise from the design and/or manufacture of this equipment.

The cooling of the briquettes is a process somewhat peculiar to this process, in that the cooling has to take place in an atmosphere with high moisture content until the briquette temperature has reached about 40 °C. This allows the briquettes to reabsorb some water in order to get close to their equilibrium moisture content and thereby minimise later moisture absorption when the briquettes are stockpiled, which could lead to spontaneous combustion. There are no in principle issues here; it is a matter of developing a more cost-effective solution than the current straight conveyor used in the Collie pilot plant.

SKM

4. Status of the Technology

4.1 Introduction

From the information provided in references B to L in sec. 1.2, SKM are instructed that the current status of the technology licensed to the Companies is as follows:

4.2 The Patent

The patent, ref. A, is the main item of intellectual property, and the one that can be formally maintained and protected. The primary aspect of the invention is that the material entering the briquetting apparatus consists only of coal particles and a condensable gas (i.e. water vapour in the case of coal) so that, when this material is compressed into briquettes, there is no material component enclosed in the briquettes under high pressure that would tend to make the briquettes explode or break apart under small external forces. Secondary aspects relate to the special form of the drying process, the process of feeding the material into the briquetting apparatus, and the process of cooling the briquettes exiting from the briquetting apparatus. However, in addition to these individual aspects, the patent also stresses the novelty of how these aspects are brought together to form an integrated process; it is this integration that forms the basis of a commercially viable process.

In addition to the broad description of the invention and its applicability, the patent also provides quite detailed information about the required process parameter values in the case of coal. Thus, this specific process knowledge is also documented and protected by the patent.

4.3 The Process Knowledge

In addition to the data provided in the patent, the Companies have a body of process knowledge gained from several years of research and development. Some of this knowledge, e.g as it pertains to the drying process, is an adaptation of knowledge in the public domain to the particular needs of the BCB process, mainly through the research plant built and operated by CSIRO over more than a decade, and the same would be true of the general knowledge surrounding the briquetting process (as the Komarek briquetting machines are used in many other applications). But additional knowledge specific to the BCB process has been gained in the last two years through pilot runs at the CSIRO research facility of samples of coal (typically a few hundred kilogramms) from a number of different mines, see refs. B to F, inclusive. This has resulted in a good understanding of the effect of variations in input parameters and the ranges of parameters that can be accommodated by the process, as well as of the relationships between input and process parameter values in order to achieve a quality product.

SKM

However, from the reference documents it appears that much of this work was done with the aim of answering the question "Can this coal be successfully dried and briquetted?" rather than obtaining process information. Unless further documentation exists, this additional process knowledge would reside in the persons that carried out the tests, and would need to be documented in order to provide a reliable basis for further development.

4.4 The Technology Knowledge

The patent touches on some aspects of the technology, and some technology-related information has also been gathered through the tests at CSIRO. However, the latter can only be modest, as the size and mode of operation of this test facility is quite different to that of a commercial production facility. The bulk of the technology knowledge comes from three sources:

a. Operation of the pilot plant at Collie, operated by Griffin Coal;

b. knowledge of the drying technology contributed by Mr. G. Kalb (of Tra-Det Inc.); and

c. the knowledge of the briquetting technology contributed by Mr. R. Komarek (of K.R. Komarek Inc.).

With regard to a., Refs. G, I, and K contain substantial evidence of the effort invested in operating the Collie pilot plant and of the results obtained. The information contained in these reports can be summarised as follows:

(i) Sustained production at rated throughput was maintained over a period of 63 hours over three days, resulting in a total output of 635 tonnes of briquettes. The average throughput of about 10 t/h was achieved using two briquetting machines with 3" wide rolls and running at 85 rpm. (Ref. I)

(ii) The process shows good stability with regard to variations in a number of process parameters. This applies to both the dryer (temperature, moisture, and size distribution of the dried coal fed to the briquetters) and the briquetter (roll speed and roll loading). (Refs. I and L)

(iii) A reasonable understanding has been gained regarding the briquetter roll design and choice of material. In particular, the study of briquette size has resulted in a move to smaller briquettes (6 cm^3). (Ref. I)

SKM

An additional small source of technological know how is to be found in Ref. K. In order to develop this concept design, a number of suppliers were contacted and a realistic design developed, which addressed many of the still outstanding issues.

The sources of knowledge labelled as b. and c. above are of particular importance in assessing the maturity of the licensed technology. Because, while most of the process knowledge comes from CSIRO and has been, with the transfer of Mr. Keith Clark to BCBC, effectively integrated into that firm, these two sources have extensive experience with the design, manufacture, and practical application of dryers and briquetters. Their relationship to the Companies is documented in the licence agreement dated 27 April 2005 (Ref. L), and it states that all previous, relevant experience of the licensors (CSIRO, Tra-Det, Komarek, and Griffin) as well as all knowledge gained over the next three years of development by these companies will be made available to the Companies (Clause 5 and Schedule 2 of the agreement). This aspect of the agreement reduces the risks associated with the technology developments still required before commercial production can take place significantly, and will allow the Companies to increase the level of its own technology rapidly and at a cost far below what would be incurred in going it alone.

SKM

5. Addressing the Brief

5.1 Does the Technology Do What it Purports to Do

ARZ has requested SKM to make an assessment of whether the technology does what it purports to do.

As explained above, this question should probably be slightly rephrased to distinguish between the process and the technology that allows it to be exploited commercially.

Based on the documentation provided, there can be no doubt that the process, as described in the patent and as implemented in the CSIRO test setup and Collie pilot plant, does what it purports to do, that is, to produce briquettes of acceptable quality for a wide range of coals.

As to whether the technology will allow a successful commercial implementation, the following qualification should be made: No plant of the size contemplated for commercial use, i.e. 1 Mt/a or greater, has yet been constructed, and such a plant would mean a scaling up of the Collie plant by an order of magnitude. For this to take place, there would need to be some further technological developments undertaken, and this is recognised both in the licence agreement (ref. L) and in the concept development for the 1 Mt/a module (ref. K), which was prepared by SKM.

5.2 Technology Risk and Its Implications

ARZ has requested SKM to make an assessment of technology risk and its implications to the exploitation of the technology.

The technology risk lies mainly in the scaling up to a commercially viable plant size. The present technological knowledge available to the Companies provides a sound foundation for undertaking that scaling up, and the risks are therefore not such that it would prove to be impossible, but that it might require a greater development effort than expected. Dr. Aslaksen has identified four areas as requiring an as yet undefined development effort:

(i) The mechanism for distributing the coal at the input to the drying column. In particular, a mechanism that is both reliable and low on maintenance. The mechanism proposed by Williams in their input to the concept design (ref. K) has been used successfully in large flash dryers; the long-term maintenance of this solution and alternatives to it need to be investigated.

(ii) The stability of the flow in the drying column as the diameter increases. Separation of the hot gas stream from the coal, as the latter gives off steam, is potentially a problem that might limit the size of the drying column. Computer

SKM

Fluid Dynamic modelling will be used to confirm the solids gas flow in the commercial scale drying column before committing to the final design.

(iii) The means of handling and distributing the dried coal to the briquetters without exposing the coal to the oxygen in the atmosphere. Although the system for achieving this will be a special design, it will be based on components that are already widely used in industry. See sec. 2.3.3.

(iv) An efficient and economical means of cooling the briquettes, as already referred to in sec. 2.3.3 .

5.3 Production Rates Analysis and Scalability

ARZ has requested SKM to make an assessment of production rates analysis and scalablity of technology.

The production rate data provided by the Companies consists of the production rate of a single briquetting machine. This machine, currently used at Collie, is a Komarek B400. It delivers about 5 tonnes of briquettes per hour with 3" wide rollers. With 5" wide rollers, extrapolation of the existing data leads to an expectation that it will deliver 10 t/h, although this has yet to be proven. It would perhaps be possible to scale this up and produce a machine with higher throughput, but that is not contemplated by the Companies at present. The Companies propose that a production module will therefore consist of a dryer and a number of briquetting machines operating in parallel.

There is, in principle, no limitation on the number of machines that could operate off one dryer, but two considerations limit this:

a. The "putting all eggs in one basket" problem; a failure of the dryer would see all the briquetting machines lie idle.

b. The technological issues with the dryer design and constructions increase with the dryer's capacity (see also sec. 4.2 above), and standard components, such as crushers and cyclones, only go up to a certain size and after that have to be operated in parallel anyway.

These considerations led the Companies to settle on a 1 Mt/a as an economic module size, and while this may possibly be increased in the future, after more experience has been gained, it is our opinion that this is a good compromise between risk and efficiency at the present time.

SKM

There is no limitation on the number of 1 Mt/a modules that can be operated in parallel between a common raw coal supply and a briquette stockpiling and shipping station, and therefore scalability is currently (and for the foreseeable future) a matter of adding modules.

5.4 Roll Life and Maintenance Requirements

ARZ has requested SKM to make an assessment of roll life and maintenance requirements of the Binderless Briquetters.

Due to the fact that the Collie plant has been used for experimentation and optimisation, and also because only about 20,000 tonnes of briquettes having been produced as compared with an estimated roll life in the order of 5,000 tonnes, not all that much data is available that would allow one to make definite statements about roll life. And it should be considered that the Collie coal is fairly hard, with an HGI of in the range 45-49.

A life time of 5,000 tonnes would mean changing rolls every three weeks of continuous operation, and roll change only takes a couple of hours, so that the unavailability of the machine would not be a significant cost component. The design, capital and operating costs have incorporated an additional press to allow for one briquetting press to always be off-line for maintenance. However, as the worn rolls are treated as scrap, the cost of the rolls is a significant component of the production cost, possibly in the order of 20 %, so that once a production plant for a particular coal is in operation, one would undertake an optimisation program, which could be expected to lead to an increase in roll life. Furthermore, the replacement roll costs currently used in cost estimates have been based on the cost of producing rolls on a one-off basis; larger production runs will lead to a cost reduction.

Other components of the briquetting machines (drives, bearings, hydraulic components) are quite standard and would be designed for a life of at least 10 years. At most, the seals on the bearings facing the rolls might have to be changed every couple of years.

5.5 Stabilization of the Briquetted Product

ARZ has requested SKM to make an assessment of procedures for the stabilisation of the briquetted product, in particular with regards the implications of its susceptibility to spontaneous combustion.

Spontaneous combustion occurs when the heat generated by oxidation of coal (in any form) is greater than the heat loss to its environment (through conduction and/or convection). As the rate of oxidation increases exponentially with temperature, spontaneous combustion becomes increasingly likely at the temperature of the coal increases, so that besides limiting the supply

of oxygen, the likelihood of spontaneous combustion is minimised by avoiding any additional source of heat.

Sub-bituminous coal has the property that it can produce heat by absorbing moisture. Stabilization of the briquettes means bringing them into equilibrium with their environment and also to make them stable with regards to changes in this environment. The main issue here is the rate of absorption of moisture (as this generates heat) versus the heat conductivity (as this allows the product to lose heat), and there are two aspects to this. The first relates to the properties of the individual briquettes, in particular that the briquette, as produced from the plant at ambient temperature, has a moisture content close to its equilibrium value with regard to normal atmospheric conditions. To achieve this is the purpose of the cooling down process, and this process is both well understood by the Companies and tested in the Collie plant (Ref. I), although the most cost-effective equipment for implementation of the process on a larger scale needs to be determined, as already mentioned.

The density of the briquette is also important, as a porous briquette will absorb moisture more rapidly when it becomes available. The Drop Shatter Index (DSI) defined earlier can be used as a measure of porosity, and BCBC has found that a DSI > 0.9 will be satisfactory.

The second aspect is the behaviour of the briquettes in bulk, e.g. as stockpiled or transported by rail. For example, in a large stockpile, any heat generated in the interior will have along way to travel to be dissipated at the surface, leading to a temperature rise in the interior which can, eventually, result in spontaneous combustion. This is where the size of the briquettes comes in; smaller briquettes make for a denser stockpile, reducing the rate of transport of moisture and oxygen into the interior and increasing the thermal conductivity, with the result of reducing any temperature increase in the interior. Tests on stockpiles at Collie have confirmed that no measurable temperature increase was found; however, special care was taken in forming the stockpile and in including the flash (flaky coal between briquettes) in order to seal the stockpile against water and oxygen ingress.

A major application for the BCB process is the transport of sub-bituminous coal by rail from the mine to distant users, in which case the briquettes will be stored in open rail cars with 100 tonnes capacity for a period of days. Based on experience to date, properly stabilised briquettes appear to show no tendency to spontaneous combustion under these conditions, but some further confirmation of this will need to be obtained by testing with larger production runs.

SKM

Yours sincerely

Erik W. Aslaksen
Senior Consultant
Phone: 9928 2436
Fax: 9928 2506
E-mail: easlaksen@skm.com.au

APPENDIX C – PATENT ATTORNEY'S REPORT

FB RICE & CO

Our Ref: 127829

1 June 2006

John Atkinson
Director
Amerod Resources Limited
Level 4, Grafton Bond Building,
201 Kent Street
Sydney NSW 2000

Dear Mr Atkinson

1. INTRODUCTION

FB Rice & Co was engaged to prepare this Report by Amerod Resources Limited (hereinafter "Amerod") for inclusion in a Prospectus to be lodged at the Australian Securities & Investments Commission.

1.1 Executive Summary

This Report provides details of certain pending patent applications currently owned by the, Commonwealth Scientific and Industrial Research Organisation, Tra-Det Inc., K.R. Komarek Inc and The Griffin Coal Mining Company Pty Limited. This summary should be read subject to the rest of this Report.

1.2 Inventorship and Ownership

Typically, a patent for an invention may only be granted to the inventor or inventors or to a person who has entitlement to the invention by way of assignment or other means. The inventorship of the patent applications is set out in Section 3. All of the applications are recorded as being owned by Commonwealth Scientific and Industrial Research Organisation, Tra-Det Inc., K.R. Komarek Inc and The Griffin Coal Mining Company Pty Limited. We are unaware of any issues regarding the ownership or entitlement of these owners to the intellectual property listed in Section 3.

1.3 Report Scope

This Report outlines the technology covered by the patent applications and sets out details of the various patent applications as well as their current status.

For the purposes of this Report we have not undertaken any independent patentability searches or considered any prior art cited by any Patent Office in relation to any of the patent applications. Accordingly we have not:

(a) formulated any patentability opinions in relation to any application in the patent family; nor

(b) considered the validity of any patent application in the patent family.

This Report is subject to the limitations and qualifications set out in Section 5 of this report and in particular, the limited sources of information described in Section 5.1 of this Report.

2. INTELLECTUAL PROPERTY

2.1 Meaning of Intellectual Property

Intellectual property may be regarded as an exclusive right in relation to a new product, process, trade mark, shape, pattern, or plant variety or an original work in the fine arts such as a literary, artistic, musical or dramatic work. Patents are a form of intellectual property that cover inventions and provide a monopoly in exchange for an inventor's full disclosure of his or her invention to the public. Patents are typically an important component of an intellectual property portfolio. Patents are essentially national rights and, to obtain protection in any jurisdiction, it is necessary to file an application for registration of the relevant right in that jurisdiction.

2.2 Patents

Patents are granted for inventions that are new or improved useful products, such as machines and devices, or methods such as methods of processing minerals. A patent has a finite term, generally 20 years, and provides the owner with a period in which others may be excluded from commercially exploiting an invention that is covered by the claims of the granted patent. However, the granting of patent rights does not confer a right on the patentee to exploit an invention and this is subject to the existence of any intervening third party rights such as an earlier patent in the same field which is in force in respect of over-arching technology. Commercialisation of developments, improvements or new uses of patented products and processes may be subject to the monopoly afforded by an earlier existing patent and may require any party wishing to use such developments to obtain a licence subject to the payment of royalties if such a licence is available.

Remedies available to the patent owner for infringement of his or her patent by a third party vary from country to country but include the payment of monetary damages or an account of profits, equitable remedies such as injunctions and bars to importation of infringing goods.

As indicated above, the standard statutory term of a patent is generally 20 years, subject to the payment of renewal fees.

2.3 Process for Obtaining Patent Protection

The initial step in obtaining patent protection for an invention in a number of countries conventionally commences with the filing of a first patent application in a country which is a signatory to the Paris Convention or the Agreement on Trade-Related Aspects of Intellectual Property Rights (the TRIPS Agreement) of the World Trade Organisation. In a number of jurisdictions, including Australia and the United States of America, the first filed application may be a provisional patent application. The first filed application establishes a priority date for the invention. This is the date against which the novelty and inventive step of the invention are assessed during prosecution of the patent application and/or any subsequent enforcement of the patent. Any public disclosure made after the priority date is not taken into consideration when assessing inventiveness of the invention. Such public disclosure can only be taken into consideration for novelty purposes if the disclosure was made in an earlier patent application claiming an earlier priority date and is, or is capable of forming, the subject matter of a claim of that earlier application.

The provisions of the Paris Convention and the TRIPS Agreement provide a 12 month period from the filing date of the first application in which to file corresponding applications for the invention in other signatory countries, such applications having the same priority date as the first application.

Certain countries are not signatories of the aforementioned conventions or agreements. In those countries, absent a bilateral agreement between countries, it may be necessary to file applications there at the same time as the first patent application is filed in a convention country. Australia has bilateral agreements with some countries which have the effect of granting a convention-type year for filing corresponding patent applications in those countries.

A patent cannot be granted on a provisional application nor is a provisional patent application examined. The filing of a provisional patent application must be followed by the filing of a non-provisional patent application, also called a complete application, in each country in which protection is desired within the 12 month period and it is this latter application which is subjected to examination by the Patent Office of the relevant country, and which is either granted or rejected.

Thus, within 12 months from the filing date of the provisional application, a non-provisional patent application, or a complete application, must be filed to pursue protection for the invention.

If protection is required in a number of countries, the step of filing a non-provisional patent application, or a complete application, in each country in which protection is required, can be delayed by the filing of an International Application filed under the terms of the Patent Cooperation Treaty (PCT). The International Application is subjected to a search and an initial assessment is made by a patent examiner to determine if the invention is novel and non-obvious over the prior art. The filing of an International Application delays the payment of national filing fees in those countries that are signatories to the treaty by up to 30 months or 31 months from the priority date. Instead of filing an International Application, separate so-called "Convention" applications can be filed in each jurisdiction in which protection is sought within the 12 month period. As the major industrialised nations are signatories to both the Paris Convention and the PCT, the filing of a provisional application followed by an International Application under the PCT is a quite common route in a patenting program to obtain protection for an invention in the major markets for most technologies.

Since January 2004, it is no longer necessary to designate those countries or regions (for example, Europe) in which it is desired to obtain protection at the time of filing the International Application. All countries that are signatories to the treaty are now automatically designated at filing of the international application.

Within 30 months or 31 months from the priority date, depending on the country or region concerned, the International Application must enter the national/regional phase in each jurisdiction for which patent protection is sought. This is achieved by the payment of a national filing fee and, where necessary, the translation of the specification into the language of the country concerned. In the majority of the developed countries of the world, the national or regional applications are examined to ensure that the invention satisfies the patentability laws of the country or region concerned. Common requirements for which applications are examined include that the invention is useful or industrially applicable, is novel and is not obvious (i.e. involves an inventive step, in the light of what has gone before). Such requirements are generally judged as at the earlier of the application's filing date or the priority date. Novelty requirements and inventive step requirements differ from country to country. As a consequence, patents with claims of differing scope may be granted in different jurisdictions for the same invention.

At least in the major jurisdictions of the world, patent applications are subjected to a substantive examination procedure to ensure compliance with the requirements of the patent law of the country or region concerned. Generally, an examination report (called an "office action" in the USA) is issued by the examiner, to which a response must be made within a specified period of time. Often, the initial examination report is an adverse report and submissions by way of amendments and/or arguments must be submitted in order to overcome objections raised by the examiner. Additionally, all objections may not be overcome in the first submission resulting in the issuance of further examination reports each requiring a response. If an applicant is unable to convince the examiner of the patentability of the invention forming the subject matter of that patent application, the patent application may be finally rejected. This means that no patent will be granted for that invention in that jurisdiction. Generally, there are avenues for appeal or review if the applicant is of the view that the examiner's rejection of the patent application is unreasonable.

2.4 Dealings with Patent and Patent Applications

Patents and patent applications are assets in the category of personal property and are capable of sale, transfer, licence, recordal of legal interests, or the like. Patents and patent applications may be in the name of one or more entities. Where there are joint holders of a patent, the owners are considered to hold equal, undivided interests in the patent unless there is a specific agreement to the contrary. In the USA, all patent applications are required to be filed initially in the names of the inventors but can issue in the name of an assignee or assignees.

3. INTELLECTUAL PROPERTY PORTFOLIO

3.1 Patent Portfolio

Set forth below are details of patents and patent applications which make up the patent portfolio recorded as owned by Commonwealth Scientific and Industrial Research Organisation, Tra-Det Inc., K.R. Komarek Inc and The Griffin Coal Mining Company Pty Limited, on which we have been asked to report.

This overview of the patent portfolio is not to be taken as a definition of the scope of the patent portfolio and merely serves to provide a general explanation of the technology to which the patent portfolio relates.

For some applications, the information concerning the status of the patent applications is based on information obtained from each of the applicable patent offices. For other applications, it has not been possible to verify the status of the application by reference to information published by the relevant Patent Office. For these cases, we have sought and been provided with information by Amerod which has confirmed to our satisfaction the existence and mentioned status of the pending applications.

Patent Family entitled "Briquetting process"

Inventors

Keith Norman CLARK, George William KALB, Richard KOMAREK, Ross Lawrence MEAKINS and Arthur Clive PEARSON.

Assignees

This patent family lists a number of entities as joint applicants. Each of the individual patent applications lists: Commonwealth Scientific and Industrial Research Organisation; Tra-Det Inc.; K.R. Komarek Inc; and The Griffin Coal Mining Company Pty Limited as joint applicants.

Overview

The patent family is summarised by Table 1.

Table 1: Details and status of properties in the patent family

International Application No.	Priority Application Details	Country/region	Application No.	Status
PCT/AU2004/000158[1] filed 11 February 2004				
	2003900359[2] filed 29 January 2003	Australia	-	-
	60/446,267 filed 11 February 2003	United States	-	-
		Australia	2004210881	Pending
		Canada	2514525	Pending
		China	200480003944.9	Pending
		Europe[3]	04709957.7	Pending
		India	01762/CHENP/2005	Pending
		Indonesia	W-00200502416	Pending
		Japan	2006-501355	Pending
		New Zealand	541276	Pending
		Russia	2005128305	Pending
		South Africa	2005/05868	Pending
		South Korea	10-2005-7014168	Pending
		United States	10/545174	Pending

The claims of the international PCT application are directed to a process and a system for briquetting particulate matter, particularly particulate matter that contains moisture, such as moisture-containing bituminous and sub-bituminous coal.

The process is defined in one claim as a particulate matter briquetting process whereby the particulate matter is partially dried prior to being fed to a briquetting apparatus. During the

[1] This application and the national phase applications only claim priority to US 60/446267.
[2] Australian Provisional Patent Application 2003900359 was filed in the name of Commonwealth Scientific and Industrial Research Organisation and was formally withdrawn on 10 February 2003. Publication by IPAustralia of withdrawal of the application occurred 27 February 2003.
[3] This European application designates Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Finland, Cyprus, Turkey, Bulgaria, Czech Republic, Estonia, Hungary, Romania, Slovenia and Slovakia.

process the particulate matter is fed under conditions which facilitate release of water vapour that may be present therein such that the particulate matter can be passed through the briquetting apparatus to form the briquettes.

In one claim, the conditions under which the particulate matter is fed into a briquetting apparatus includes introducing a condensable gas into the briquetting apparatus during the feeding. This is described as serving to displace or prevent the ingress of a large proportion of other non-condensable gaseous components from the atmosphere into the particulate matter during the forming process.

The pending dependent claims further define the manner in which the process is controlled to form the briquettes.

The system for briquetting the particulate matter is defined as including a briquetting apparatus, a means for feeding particulate matter to the briquetting apparatus, and a means for introducing a condensable gas into the briquetting apparatus. The briquetting apparatus is further defined as having a briquette forming part wherein the briquettes are formed under appropriate temperature and pressure conditions to cause the condensable gas to condense, thereby reducing the build up of gas pressure during the formation of the briquettes.

The pending dependent system claims further define the various elements of the system and introduce further features that assist in forming the briquettes.

4. FURTHER ISSUES

4.1 Patent Opposition Proceedings

Some jurisdictions provide for third party opposition once an application has been examined and found to be allowable. Australia, for instance, provides for pre-grant opposition to the grant of a patent. Europe, in contrast, provides for post-grant opposition. Opposition proceedings may result in the claims of the application or patent being held invalid, or claims of the application or patent being cancelled, or amended in a way which may restrict the scope of the claims.

4.2 Enforceability

Once a patent has been granted the owner may initiate infringement proceedings against an alleged infringer of the property. Infringement proceedings cannot be initiated on the basis of a pending application. Once a patent is granted, however, in many jurisdictions, damages may be awarded for any infringements occurring from the date on which the patent specification was initially published (see Sections 5.5 and 5.6 of this report) provided certain criteria are met. We are not aware of any application referred to in this Report being the subject of opposition or litigation.

4.3 Validity of the Properties

The ultimate validity of the claims of a patent cannot be guaranteed and can be challenged in court during revocation proceedings brought by a third party, or during infringement proceedings initiated against an alleged infringer by the patentee. As the properties listed in Section 3 are still pending patent applications and as these applications are undergoing or will undergo examination, it cannot be assumed that these applications or any applications stemming from them will proceed to grant or, if grant is achieved, that the claims will remain in their present form. It is possible, for example, that the scope of the pending patent applications may be restricted during the examination of the application.

4.4 Rights of Third Parties

As stated in Section 1.2, our investigations of the records of the various Patent Offices indicate that each of the patent applications record Commonwealth Scientific and Industrial Research Organisation, Tra-Det Inc., K.R. Komarek Inc and The Griffin Coal Mining Company Pty Limited as co-applicants. Most countries do have legal mechanisms by which third parties can bring evidence that they have a sole or joint entitlement to an invention and any patent application or patent obtained for that invention. We are unaware of the existence of any such third party in relation to the patent family set out in Section 3. Further, our investigations have not identified any third party, whether that party be a mortgagee, licensee or otherwise, having recorded any right, title or interest in or to any of the properties.

A patent may be granted even though technology in respect of which the patent has been granted falls within the scope of, and may thus infringe, a patent of a third party. We have not conducted any searches or taken other steps to identify any patents which may be infringed by the exploitation of any product or method referred to in the patent portfolio the subject of this Report.

To the best of our knowledge, to date, there has been no third party challenge to the validity or ownership of any of the patent applications referred to in this Report.

5. LIMITATIONS AND QUALIFICATIONS

5.1 Information Sources

In preparing this Report, we obtained a copy of the specification for the international (PCT) application from Patent Office records. Certain details set out in the tables in this Report were derived from the records of the appropriate national Patent Office. Other details provided herein are based on information provided to us by Amerod. The information contained in the Table in Section 3 is correct as at 17 May 2006.

5.2 Jurisdictional Requirements

To obtain valid patent protection, an invention must be novel and constitute an inventive step (that is, be non-obvious). An invention must also have utility and be industrially applicable. More specifically, each jurisdiction has its own patent laws and particular requirements that need to be met for the grant of a patent. Accordingly, the assessment of novelty and non-

obviousness varies from jurisdiction to jurisdiction, and subject matter which may be patentable in one jurisdiction may be excluded from patentability in another. Moreover, the different jurisdictional requirements may result in variation in the scope of patent protection obtained for the same invention in different jurisdictions.

5.3 Timing Considerations

The outcome of substantive examination of a complete patent application by the Patent Office of one jurisdiction is not binding on the Patent Office of any other jurisdiction. The examination of the patent applications of a patent family also occurs at different times in different jurisdictions. As such, there is always a risk that a patent may be granted on a patent application in one jurisdiction, and that prior art relevant to the validity of the patent may be subsequently cited during substantive examination of another patent application in the patent family that has been filed elsewhere.

5.4 Patentability Search Limitations

A patentability search conducted by a Patent Office during the patent application procedure cannot be guaranteed to locate all prior art that may exist which is potentially relevant to the assessment of novelty and inventive step of a claimed invention. Such searches are generally computer based searches and, as such, are dependent on the databases searched and the coverage provided by the databases used. Databases may, for instance, not include older documents and may only include information sourced from particular organisations or geographical areas. All patentability searches are subject to the accuracy of records as well as the indexing and classification of the subject matter comprising the records. The scope of each search is also dependent on the search strategy utilised and, for example, the key words selected for the search.

5.5 Further Limitations of Patentability Searches

Non-provisional patent applications are not normally published until at least 18 months from the earliest applicable priority date. Accordingly, a patentability search would not normally identify any third party patent applications potentially relevant to the assessment of patentability that have a priority date which is less than 18 months prior to the date of the patentability search.

5.6 Publication in the United States

Prior to 29 November 2000, publication in the United States of America did not occur until the time of grant of the patent in that jurisdiction. Non-provisional United States of America patent applications having a filing date on or after 29 November 2000 are now published supposed to be 18 months after the priority date of the application. However, the applicant of a non-provisional United States of America patent application can request that the application not be published if the invention to which the application relates has not, and will not, be the subject of a patent application filed in another jurisdiction in which patent applications are published 18 months from the priority date. We have also noted that there is a backlog in the publication of applications by the United States Patent and Trademark Office.

5.7 Other Forms of Prior Art Disclosures

Besides documentary prior art, public use of an invention and non-confidential oral disclosures before the priority date of a patent application may also be relevant to the assessment of patentability of the invention to which the patent application relates. As patentability searches are conducted on published documents, they would not locate such other forms of prior art disclosures.

5.8 Commercialisation/Secret Use

Commercialisation or secret use of an invention in a jurisdiction by, or with the authority of, a patent applicant (or their predecessor in title) before the priority date of a patent application that has been filed in the jurisdiction by the applicant in respect of the invention, can also be relevant to the patentability of the invention and the validity of any patent that may ultimately be granted on the application. Such commercial exploitation or secret use would not normally be identified by documentary patentability searches of publicly accessible databases.

5.9 Entitlement to Claimed Priority Date

For subject matter contained in a non-provisional patent application to be entitled to the priority date established by a corresponding priority patent application, in Australia at least, there must be a real and reasonably clear disclosure of the subject matter in the priority application. Subject matter disclosed in a non-provisional patent application that is not contained in a corresponding priority application is generally only entitled to the filing date of the non-provisional application as a priority date.

5.10 Renewal Fees

The Patents Offices of most jurisdictions around the world levy official renewal fees on non-provisional patent applications and/or granted patents. Typically, an initial renewal fee is payable a number of years after the filing date of a non-provisional patent application, and subsequent renewal fees fall due on each following anniversary of the filing date of the life of the application and/or patent. If a renewal fee is not paid on time, the application or patent becomes abandoned with loss of rights.

Our investigations of the records of the various Patent Offices indicate that at the time of preparing this Report, all renewal fees have been paid in respect of all non-provisional patent applications in the portfolio, and that all patent applications listed in the table are currently pending.

6. STATEMENT OF INDEPENDENCE

FB Rice & Co is a firm of patent and trade mark attorneys specialising in the law and practices relating to intellectual property and, more particularly, patents, trade marks, industrial designs and plant breeders rights. FB Rice & Co has no interest in Amerod other than fees for professional services. FB Rice & Co has had no involvement in the preparation of the Prospectus by Amerod other than the preparation of this Report.

Yours faithfully
FB RICE & CO

JEREMY DOBBIN
Partner

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

15 June 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

WHITE ENERGY TECHNOLOGY AND SHENHUA AGREE TO TEST COAL

The Directors of Amerod are pleased to announce White Energy Technology Limited (White) has reached agreement with Shenhua International Limited to test samples of coal utilising the White technology to improve coal quality. The tests are now being scheduled.

Shenhua International Limited is a wholly owned subsidiary of China Shenhua Energy Company Limited (China Shenhua) China's largest coal producer and one of the largest coal marketers in China. In addition, China Shenhua owns and operates a large-scale integrated coal transportation network, which consists of dedicated rail lines and port facilities. China Shenhua is developing a substantial power generation business and is listed on the Hong Kong Stock Exchange.

White's patented coal technology is to be acquired by Amerod subject to shareholder approval being received at a meeting convened on 28th June 2006.

For Further Information Call:

John McGuigan
Chairman
Amerod Resources
(02) 9251 1311

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

14 June 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

PT BAYAN RESOURCES (BR) JOINT VENTURE DOCUMENTATION INCLUDING $100M OFFTAKE AGREEMENT AGREED AND SIGNED

The Directors of Amerod are pleased to announce that the Company has signed formal Joint Venture Documentation with PT Bayan Resources (BR) a member of the Bayan Resources Group. The joint venture arrangements now include a five year $100m 'off take' agreement from BR which underpins the financial model for sales from the proposed 1 million per annum tonne binderless coal briquetting plant.

The Bayan Resources Group is the eighth largest coal miner in Indonesia. BR through its affiliates has the right to mine and operate the Tabang Coal Mine ("Tabang Mine") in east Kalimantan. BR and White Energy Technology Limited (White) intend to exploit the patented briquetting process in Indonesia utilising coal from the Tabang Mine. White's patented coal technology (to be acquired by Amerod subject to shareholder approval at a meeting convened on 28th June 2006) processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant cost benefits at both the transportation and processing levels.

Coal from the Tabang mine has already been processed by White's briquetting process with outstanding results. After being subjected to the process, the energy content of the Tabang coal improved from approximately 4200 kcal per kg to 6500 kcal per kg.

BR and White's have signed a joint venture agreement to:

(i) Build binderless coal briquetting plants utilizing White's patented briquetting process in Indonesia to process coal from the Tabang Mine; and

(ii) Sell the resultant upgraded coal including sales under the above 'off take' agreement.

The joint venture is owned 51% by White's and 49% by BR. An initial plant will be built with production capacity of 1 million tonnes per annum. It is envisaged that once this plant has demonstrated proven capacity, a further 2 million tonnes per annum line will be added, taking total production to 3 million tonnes per annum. The parties are now completing a feasability study and project plan as a precursor to commencing work.

As part of the joint venture arrangements BR has agreed to purchase US$100m of upgraded coal produced from the coal briquetting plants over a 5 year period.

In addition to its entitlement to a share of profits from the joint venture with BR, White's will also generate a number of upfront and recurring revenue streams from the transaction with BR.

Execution of the joint venture arrangements with BR represents a significant step forward in the exploitation of Whites binderless coal briquetting technology.

For Further Information Call:

John McGuigan
Chairman
Amerod Resources
(02) 9251 1311

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

24 May 2006

Dear Shareholder

Share Purchase Plan

The Board of Directors of Amerod Resources Limited (**Amerod** or **Company**) has approved the introduction of a Share Purchase Plan (**Plan**). The Plan entitles Eligible Shareholders in the Company, irrespective of the size of their shareholding, to purchase up to $2,500 worth of ordinary fully paid shares in the Company (**Shares**) free from all brokerage and commissions (**Offer**). This enables smaller Shareholders to increase their stake and create marketable parcels in a cost effective manner.

For each Share allotted and issued to you under the Offer, you will also receive one (1) free unlisted option exercisable at $1.40 on or before 30 August 2009 (**Option**). The issue of the Options is subject to the approval of Shareholders at an upcoming general meeting and will be made pursuant to a Prospectus to be issued by the Company (if Shareholder approval is obtained). The Directors are recommending Shareholders vote in favour of the issue.

The Directors encourage you to take up your rights.

Price of Shares under the Offer

The purchase price of the Shares being offered under the Plan is **$0.95**, which amount is less than the market price of Amerod Shares (as traded on ASX) in the 30 days prior to this Offer. The Options will be issued for free.

The Offer is not underwritten.

Current Activities

Details of the Company's current activities are set out in the announcements made by Amerod to ASX and are available from the ASX website.

The funds raised under the Plan will be used by the Company to increase working capital and to fund the Company's current activities.

Shareholders Eligible to Participate in the Plan

The right to participate in the Offer under the Plan is available exclusively to shareholders who are registered as holders of Shares in Amerod at 5pm (EST) on the record date of **31 May 2006** and whose registered address is in Australia (**Eligible Shareholders**).

Subscription and Application Procedure

If you would like to participate in the Offer, please return your completed Application Form, together with your cheque for the subscription monies for the number of Shares you wish to acquire to the Company on or before the closing date of **5pm (EST) on 16 June 2006.** No late applications will be accepted.

Please note the maximum investment per shareholder is $2,500 and the minimum investment is $2,000. The maximum investment any Shareholder may apply for will remain $2,500 even if a Shareholder receives more than one Offer (whether in respect of a joint holding or because the shareholder has more than one holding under a separate account).

The number of Shares to which you are entitled will be calculated by dividing the subscription amount you have elected by $0.95.

Additional Information and Important Dates

The Offer cannot be transferred and the Directors of the Company reserve the right to reject any application over $2,500. Shares allotted under the Plan will be issued no later than 5 business days after the closing date of the Offer. Application for quotation on ASX of the new Shares will be made immediately following the issue of those Shares. The Options will be issued pursuant to a Prospectus to be issued by the Company shortly after Shareholder approval for the issue of the Options is obtained.

In accordance with the requirements of the ASX Listing Rules, the Offer of Shares under the Plan is limited to 30% of the Company's current issued share capital. The Directors have elected to offer 5,000,000 Shares under the Offer. The Directors may, in their absolute discretion, reject or scale-back any application.

If the Company rejects or scales-back an application or purported application, the Company will promptly return to the Shareholder the relevant application monies, without interest.

In the event that less than the maximum number of Shares that may be issued under the Offer (being 5,000,000) are applied for pursuant to this Offer, the shortfall may be placed at the discretion of the Directors.

The market price of the Shares in the Company may rise and fall between the date of the Offer and the date that any Shares are allotted to you as a result of your acceptance of this Offer. This means that the subscription price you pay for the Shares may exceed the market price of the Shares at the date of allotment of Shares under this Offer. The Board recommends that you obtain your own financial advice in relation to the Offer and consider price movements of Shares in the Company prior to accepting this Offer.

Offers made under the Plan are not renounceable (ie. eligible shareholders may not transfer their rights to any Amerod Shares offered under the Plan).

Indicative Timetable

Opening date and Record date of Offer	31 May 2006
Closing date of Offer	16 June 2006
Issue of Shares under the Plan	23 June 2006
Quotation of Shares on ASX	28 June 2006
Issue of Options	21 July 2006

These dates are indicative only. The Company may vary the dates and times of the Offer without notice. Accordingly, shareholders are encouraged to submit their Application Forms as early as possible.

Should you wish to discuss any information contained in this letter further, do not hesitate to contact the Company Secretary, Mr David Franks, on (02) 9419 2966.

Yours faithfully

JOHN McGUIGAN
Non-Executive Chairman

AMEROD RESOURCES LIMITED

ABN 62 071 527 083

SHARE PURCHASE PLAN

This plan was approved by the Directors of Amerod Resources Limited on 24 May 2006

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

TERMS AND CONDITIONS

1. DEFINITIONS

1.1 In this Plan unless the contrary intention appears:

Acceptance Period means the period commencing on the date on which Offers under the Plan are made to Shareholders and ceasing on the Closing Date.

Allotment Period has the meaning given in clause 5.3.

Allowable Cash Contribution has the meaning given in clause 5.3(b).

ASIC means Australian Securities Investment Commission.

ASX means Australian Stock Exchange Limited.

Business Day means a day other than Saturday or Sunday on which Australian banks are open for business in Perth, Western Australia.

Closing Date means the date specified as such in the Offer, or such later date, as may be determined by the Directors as the closing date of the Offer.

Company means Amerod Resources Limited (ABN 62 071 527 083).

Directors means the Directors for the time being and from time to time of the Company.

Issue Price means the price determined by the Directors of the Company from time to time.

Market Price means the weighted average of the sale price per Share of Shares sold in the ordinary course of trading on the ASX during the last 5 business days prior to and including the last Record Date. If no Shares have been sold on ASX during those 5 business days, the 'Market Price' means the last sale price per Share of such Shares in the Company sold in the ordinary course of trading on the ASX prior to that Record Date.

Offer means an offer of Shares made to Shareholders under the Plan, from time to time.

Plan means the Amerod Resources Limited Share Purchase Plan established in accordance with these Terms and Conditions, as amended from time to time.

Record Date means the date for determining a person's eligibility to participate in the Plan, as the Directors may determine.

Share Registry means the Company's share registry.

Shareholder means a person registered as the holder of Shares as at the Record Date.

Shares means fully paid ordinary shares in the Company.

SPP means a share purchase plan (including the Plan) in accordance with ASIC class order 02/831.

Terms and Conditions means these terms and conditions, as amended from time to time.

1.2 Words importing gender include the masculine, feminine and neuter genders, and the singular includes the plural and vice versa.

1.3 Headings are included for convenience only and will not affect the construction or interpretation of the Plan.

1.4 A reference to a person includes a reference to a body corporate and vice versa.

1.5 Terms defined in the Corporations Act have the same respective meanings in this Plan, unless the contrary intention appears.

2. THE PLAN

2.1 The Plan is a method by which eligible Shareholders may elect to subscribe for additional Shares by making contributions, pursuant an Offer made by the Company.

2.2 Participation by eligible Shareholders in the Plan is optional and is non-renounceable.

3. ELIGIBILITY

3.1 Subject to clauses 3.2 and 3.3 all Shareholders of the Company as at the Record Date are eligible to participate in Offers made under the Plan.

3.2 No Shareholder will be eligible to participate in the Plan until the Company accepts that Shareholder's application form in accordance with clause 4.1.

3.3 The Directors have decided that the right to participate in the Plan will not be available to Shareholders who have registered addresses in a country or place other than Australia.

3.4 Each Shareholder is solely responsible for obtaining any government or regulatory approvals and consents necessary for that Shareholder to be eligible to participate in the Plan.

3.5 If an application form is rejected, the Company must notify the Shareholder of the rejection as soon as practicable thereafter and return to the Shareholder any contribution made by that Shareholder. No interest will be paid on any money returned.

4. APPLICATION FORMS

4.1 The Company will not accept an application form from an eligible Shareholder unless:

(a) the application form is fully and correctly completed;

(b) it is received by the Company during the Acceptance Period; and

(c) the Shareholder attaches the contribution that is to be made pursuant to that application form.

5. OPERATION OF THE PLAN

5.1 Each contribution received by the Company from or on behalf of a Shareholder in response to an Offer will, subject to these Terms and Conditions, be used to acquire additional Shares.

Shares issued under the Plan will be priced and issued by the Company at a discount to the Market Price, as determined by the Directors of the Company from time to time.

The issue price will be rounded down to the nearest 0.1 of a cent.

5.2 A Shareholder's contribution to the Plan must not exceed in total $5,000 in any consecutive 12 month period, or such lesser amount determined by the Directors.

5.3 In respect of each contribution received from a Shareholder, the Company will, within 10 business days after the end of the Acceptance Period (Allotment Period):

(a) return to the Shareholder any amounts in excess of the Shares applied for by the Shareholder; and

(b) credit the Shareholder with so much of the contribution as does not exceed $5,000 when added to all other SPP contributions (if any) received from the Shareholder in the preceding 12 months (Allowable Cash Contribution).

6. SHARES ALLOTTED UNDER THE PLAN

6.1 Subject to Company's Constitution, all Shares issued under the Plan will rank equally in every respect with the existing issued Shares of the Company.

6.2 On each occasion Shares are allotted under the Plan to a Shareholder, the Company will procure the Share Registry to issue a holding statement to that Shareholder for the total number of Shares allotted to that Shareholder in accordance with the ASX Listing Rules.

6.3 Shares will be allotted and application will be made by the Company to officially quote the Shares issued under the Plan on ASX within the relevant period specified in the ASX Listing Rules.

6.4 Shares will not be allotted under the Plan unless and until all necessary shareholder approvals are obtained to ensure that the issue of the Shares does not contravene any laws or the ASX Listing Rules.

6.5 The Company reserves the right to allot fewer or no Shares than a Shareholder applies for pursuant to an Offer if the necessary shareholder approval for the issue of Shares is not obtained, or if the Company believes that the allotment of those Shares would otherwise contravene any law or ASX Listing Rule.

7. PLAN STATEMENTS

7.1 The Company will send to each Shareholder, with the notice of allotment for the additional Shares issued under the Plan, a statement detailing the following information:

(a) the number of Shares held by that Shareholder as at the end of the relevant Allotment Period;

(b) the amount of the contribution and the Allowable Cash Contribution available to the Shareholder at the end of the relevant Allotment Period;

(c) subject to any Share transactions in the intervening period, the total number of Shares of the Shareholder after the allotment of the Shares pursuant to the Plan;

(d) the date of allotment of those Shares;

(e) the allotment price of each Share allotted to the Shareholder under the Plan; and

(f) such other information that the Directors may from time to time determine.

8. COSTS TO SHAREHOLDERS

No brokerage, commission or other transaction costs and no stamp duties will be payable by Shareholders on allotments of Shares to Shareholders under the Plan.

9. DURATION OF THE PLAN

The Plan will operate until terminated by the Directors.

10. MODIFICATIONS AND TERMINATION OF THE PLAN

10.1 The Directors may at any time resolve to:

(a) vary the Plan and any agreement relating to the Plan in compliance with the Corporations Act;

(b) suspend the operation of the Plan; or

(c) terminate the Plan.

10.2 Any variation, suspension or termination of the Plan, made in accordance with clause 10.1:

(a) subject only to clause 10.3, will be effective from the date of such resolution or otherwise from a date determined by the Directors; and

(b) will not give rise to any liability on the part of or right of action against the Company or the Directors.

10.3 The Directors may at any time prescribe the manner in which notice to Shareholders of any variation, suspension or termination of the Plan will be given or deemed to have been given to Shareholders, including, without limitation, by an announcement by the Company to ASX, which notice will be effective

immediately on the giving of that notice of variation, suspension or termination in the manner prescribed by the Directors.

10.4 The accidental omission to give notice of any variation, suspension or termination of the Plan to any Shareholder in the manner so prescribed by the Directors pursuant to clause 10.3 or, where applicable, the non-receipt of any such notice by any Shareholders will not invalidate the variation, suspension or termination of the Plan.

11. DISPUTES

The Directors may resolve any dispute concerning the Plan in such manner as they see fit or adopt any administrative procedures in relation to the Plan as they deem appropriate. The decision of the Directors will be final and binding on the parties to the dispute or Shareholders or both, as the case may be.

12. NOTICES

12.1 Notices to the Company will only be effective if in writing, and in such form as the Company directs from time to time, and sent to the Company at its Share Registry, or such other address as is notified by the Company from time to time.

12.2 Notices must be received by the Company during the Acceptance Period to be effective for the issue of Shares that relate to that period. Notices received after the Acceptance Period will not be effective.

13. GOVERNING LAW

The Plan, the Terms and Conditions, and the operation of the Plan shall be governed by the law of the state of Western Australia.

Amerod Resources Limited
ABN 62 071 527 083

Shareholder Share Purchase Plan Application Form
Offer Closes 5.00pm (EST) 16 June 2006

Record Date: 5pm (EST) on **31 May 2006**

Shareholder name : ____________________

Shareholder address : ____________________

____

____

Holder Identification Number (HIN): ____________________

This is an offer to eligible shareholder to subscribe for additional ordinary fully paid shares (**Shares**) in Amerod Resources Limited (**Amerod**) under the Terms and Conditions of the Amerod Shareholder Share Purchase Plan (**Plan**) accompanying this form and letter from the Chairman.

- The **maximum subscription** you can make is $2,500.
- The **minimum subscription** you can make is $2,000.
- The number of Amerod Shares offered under the Plan may be limited. The Directors reserve the right to scale-back all applications on a pro-rata basis.
- For each Share allotted and issued to you under the Plan, you will also receive one (1) free unlisted option exercisable at $1.40 on or before 30 August 2009 (**Option**). The issue of the Options is subject to the approval of Shareholders and will (given approval is granted) be made pursuant to a Prospectus to be issued by the Company shortly after Shareholder approval is obtained.

The price for each Share is $0.95 (**Purchase Price**).

The market price of Amerod Shares may rise or fall between the date of this offer and the date that the Shares are allotted to you. This means that the subscription price you pay for the Shares may exceed the market price of the Shares at the date of allotment of the Shares under this offer. We recommend that you obtain your own financial advice in relation to this offer and consider price movements of Shares in Amerod prior to accepting this offer.

The maximum subscription for each shareholder will apply **even if a shareholder received more than one offer** (whether in respect of a joint holding or because the shareholder has more than one holding under separate Share accounts). Amerod reserves the right to reject any application where this rule has not been complied with.

By accepting the Offer you agree to be bound by the Terms and Conditions of the Amerod Shareholder Share Purchase Plan and the Constitution of Amerod.

APPLICATION FOR SHARES

I/we being the above mentioned, being registered as ordinary shareholder(s) in Amerod Resources Limited as at the Record Date of 5pm (EST) on 31 May 2006, do hereby apply for the number of ordinary shares in Amerod Resources Limited as indicated below at the Purchase Price per Share issued in accordance with the Terms and Conditions of the Amerod Resources Limited Shareholder Share Purchase Plan. I/we confirm that the total cost of Shares purchased by us (including through joint holding(s), multiple Share accounts or any holding in which I/we have a beneficial interest/s) does not exceed $2,500 in accordance with the Applicants Certification and Confirmation.

To participate in the Shareholder Share Purchase Plan shareholders must select <u>only one</u> of the following two options. Please mark the selected box.

MINIMUM APPLICATION			MAXIMUM APPLICATION	
☐	$2,000	**OR**	☐	$2,500

Please complete the following cheque payment details:

Drawer	Bank	Branch or BSB	Amount

Cheques should be made payable to **"Amerod Resources Limited – Capital Raising Account"** and crossed **"Not Negotiable"** and sent to **Amerod Resources Limited, Suite 206 The Bentleigh, 1 Katherine Street, Chatswood NSW 2067.**

Telephone number where we may contact you during business hours. (____) ____________________

Contact Name: ______________________________

Offer Closes 5.00pm (EST) 16 June 2006

CERTIFICATIONS AND CONFIRMATIONS BY APPLICANT

1. By lodging this Application Form you certify that the aggregate of the application price for the following does not exceed $2,500:

   (a) the Amerod ordinary shares that are the subject of this application; and

   (b) any other Amerod ordinary shares applied for by you under the Plan (or any similar arrangement in the 12 months prior to the application), whether:

      (i) in your own right, or

      (ii) jointly with one or more persons, or

      (iii) in your capacity as a beneficiary (as defined below),

   but not including in your capacity as a trustee or nominee where it is expressly noted on Amerod's register of members that your shareholding is held on account of another person.

   If 2 or more persons are recorded in the register of members as jointly holding the Amerod shares to which this entitlement relates, they are taken to be a single registered holder and this certificate given by any of them is taken to be given by all of them.

   If a trustee or nominee is expressly noted on Amerod's register of members as holding the shares to which this entitlement relates on account of another person (the "beneficiary"), this certification and confirmation is taken to be given by the beneficiary in respect of him/her/itself (and not the trustee or nominee).

2. By lodging this Application Form you appoint Amerod or a Director of Amerod as your agent and attorney, to, in your name and on your behalf, execute the application form under the Prospectus to be issued by Amerod with respect to the Options to be issued to you.

3. By lodging this form with your cheque you confirm that you have read, understood and agreed to the terms and conditions of the Plan.

Notes

- The terms and conditions of the Shareholder Share Purchase Plan accompanying the enclosed letter from the Chairman should be read carefully.
- No priority will be afforded to applications on the basis of the date of receipt of such applications.
- Payments may only be made by cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution.
- Cheques or bank drafts are to be made payable to: **"Amerod Resources Limited – Capital Raising Account"** and crossed with "Not Negotiable".
- Cheques will be deposited on their day of receipt. Sufficient cleared funds should be held in your account as your acceptance may be rejected if your cheque is dishonoured. Receipts for payment will not be issued.
- Cash payments will not be accepted via the mail.
- If you wish to accept this offer please return this Application Form duly completed together with a cheque for the subscription amount, in the envelope provided, **by 5.00pm (EST) on 16 June 2006.**
- Amerod Resources Limited may reject an acceptance of this offer, in its absolute discretion, if this form is not completed in accordance with this offer, is incomplete or if the exact amount payable is not tendered with this form.

Receipt by Amerod Resources Limited of this form duly completed, together with the full subscription amount, will constitute acceptance in accordance with the terms and conditions of the Shareholder Share Purchase Plan and the constitution of Amerod Resources Limited by the shareholder named on this form. A signature on this form is not required.

This offer is not renounceable and as such may only be transferred after the shares are allotted.

QUESTIONS AND CONTACT DETAILS

If you have any questions regarding the Share Purchase Plan or how to deal with this Offer, please contact your stockbroker or professional adviser or Amerod's Company Secretary, Mr David Franks, on (02) 9419 2966.

Return this form and cheque to:

Amerod Resources Limited

Suite 206 The Bentleigh

1 Katherine Street

Chatswood NSW 2067

Offer Closes 5.00pm (EST) 16 June 2006.

Grant Thornton

Grant Thornton Coporate Finance

INDEPENDENT EXPERT REPORT

Mr Ilyas Khan
Independent Director
Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent St
Sydney NSW 2000

16 May 2006

Dear Sir

AMEROD RESOURCES LIMITED
INDEPENDENT EXPERT'S REPORT

INTRODUCTION

The Independent Director of Amerod Resources Limited ("ARL" or "the Company") has requested Grant Thornton Corporate (NSW) Pty Limited to prepare an independent expert report as to whether the proposed transaction ("the Transaction") between ARL and White Energy Technology Limited ("WET") as summarised below is fair and reasonable to the non-associated shareholders of ARL.

BACKGROUND AND THE TRANSACTION

ARL is a company listed on the Australian Stock Exchange. ARL has historically undertaken investments in the technology sector and more recently into gold and nickel exploration as well as entering into an option to acquire the clean coal technology from WET which is the subject of this report. If all the resolutions of the general meeting are passed, ARL will change its name to White Energy Company Limited to reflect the significant change in the nature and scale of its activities in clean coal technology.

In June 2005 ARL acquired an option (exercisable any time before 31 August 2006) via a converting note agreement with WET to acquire all the issued share capital of WET's 100% controlled subsidiaries -Binderless Coal Briquetting Company Pty Ltd and Coking BCBC Pty Ltd (known collectively as "BCBC"). BCBC owns the exclusive worldwide license for the patented "Binderless Coal Briquetting" coal technology.

On 13 April 2006, the Parties signed a Share and Purchase Agreement for the acquisition by ARL of 100% of the issued shares in WET. We set out below the Consideration payable by ARL:

- Allotting and issuing 51,428,571 new fully paid ordinary shares in ARL to WET's shareholders ("Scrip Consideration"); and

- $3.6 million cash ("Cash Consideration").

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230
T +61 2 8297 2400

F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au

Grant Thornton Corporate (NSW) Pty Ltd
ABN 59 003 265 987
Holder of Australian Financial Services License No: 247140

The Scrip consideration payable to WET's shareholders as a block is equivalent to 39.36% of all issued shares in the Company following the Transaction and the Capital Raising (equivalent to 32.51% on a fully diluted basis including the existing options on issue as at the date of this report but excluding shares and options to be issued under Resolution 7 as set out in the Notice of Meeting).

We note that ARL is also seeking ratification by shareholders of the issue of 5,592,000 fully paid ordinary shares at an issue price of A$0.90 per share by means of a private placement to clients of Crosby Capital Limited on 19 April 2006 ("Private Placement"). The Private Placement is not contingent upon the approval of the Transaction.

Finally ARL is seeking shareholder approval for the issue of up to 35,000,000 new fully paid ordinary shares in the Company ("Capital Raising") at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date of the Prospectus. We note that the Company is also seeking shareholder approval to issue to Taurus Advisory Group LLC up to 12,000,000 shares under the Capital Raising.

PURPOSE OF REPORT

Grant Thornton Corporate Finance has been engaged by the Independent Director of ARL to provide an Independent Expert's Report stating whether, in its opinion, the Transaction is fair and reasonable to the non-associated shareholders of ARL.

An independent expert report has been requested in accordance with the following requirements of the Corporation Act and ASX Listing Rules and associated regulatory guidance and policy:

- If the Transaction is approved, WET's shareholders will have a relevant interest in ARL equal to 39.36% of all issued shares in the Company following the Transaction and the Capital Raising (equivalent to 32.51% on a fully diluted basis including the existing options on issue as at the date of this report but excluding shares and options to be issued under Resolution 7 as set out in the Notice of Meeting). This will require shareholders approval under section 611 (7) of the Act;

- Listing Rule 10.1 provides that an entity must not acquire a substantial asset from, or dispose of a substantial asset to a related party. The acquisition of the shares held in WET by Mr John McGuigan and Mr John Atkinson through associated entities is a substantial asset.

- ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval prior to the issue of securities to a related party. Mr John McGuigan and Mr John Atkinson are deemed to be a related party to the Company by virtue of their shareholding in WET through entities associated with them.

- Chapter 2E of the Corporations Act prohibits, subject to certain exceptions, a public company from giving a financial benefit to a related party of the company without prior shareholder approval. John McGuigan and John Atkinson are deemed to be a related

party to the Company and the issue of the New Shares could give rise to a financial benefit.

Accordingly, for the purposes set out above, the Independent Expert's Report will state whether the Transaction is fair and reasonable to the non-associated shareholders of ARL. We define as "non-associated shareholders" all shareholders in the Company other than Mr John McGuigan and Mr. John Atkinson and persons/entities who are associated with them.

The Company will disregard any votes cast on Resolution 3 by Mr John McGuigan and Mr. John Atkinson and their associates in accordance with the Voting Exclusion Statement set out in the Notice of Meeting.

Our report is to be read in conjunction with the Notice of General Meeting and Explanatory Statement dated on or around 16 May 2006 in which this report is included, and is prepared for the exclusive purpose of assisting the non-associated shareholders of ARL in their consideration of the Transaction. This report should not be used for any other purposes.

SUMMARY OF OPINION

In forming our opinion as to whether the Transaction is fair and reasonable to the non-associated shareholders of ARL, we have compared:

- the assessed value per share of ARL prior to the Transaction, as at 8 June 2005; and
- the assessed value per share of ARL following the Transaction on a fully diluted basis having regard to the acquisition of BCBC, payment of the Consideration and the Private Placement.

We have considered the quantitative factors in our assessment of the "fairness" of the Transaction in Section 8 of this report. These considerations should be read in conjunction with our comments on the qualitative aspects or "reasonableness" of the Transaction set out in Section 9 of this report.

Quantitative assessment "fairness"

We set out below a comparison between our assessment of the value per share of ARL before 8 June 2005 (announcement of the Option acquisition) and after the Transaction to assess whether the Transaction is fair to the non-associated shareholders.

Figure 1: Valuation summary of ARL prior to 8 June 2005 and after the Transaction

	Preferred Value	Low Value	High Value
Value per ARZ share before 8 June 2005 (A$)	0.280	0.258	0.309
Value per ARZ share after the Transaction (A$)	0.891	0.754	1.018
Assessed increase in value (A$)	0.611	0.496	0.709
Assessed increase in value (%)	217.9%	192.7%	229.2%

Grant Thornton Corporate Finance has assessed one ARL share to have a preferred assessed value of **$0.280 per share** prior to 8 June 2005 (i.e. announcement of the Option acquisition).

Grant Thornton Corporate Finance has assessed one ARL share to have a preferred assessed value of **$0.891 per share** following the Transaction.

On a preferred value basis, one ARL share following the Transaction is $0.611 or 217.9% higher than our preferred assessed value before the Transaction.

Accordingly, in the opinion of Grant Thornton Corporate Finance, the Transaction is fair to the non-associated shareholders of ARL.

As the Transaction contains elements which we believe impact both qualitative and quantitative factors, we recommend non-associated shareholders carefully consider the quantitative considerations in conjunction with the qualitative considerations set out below and detailed in Section 9 of this report.

We note these assessments considerations include an examination of an appropriate premium for control.

Resolution 6 – Participation of Taurus

We note that as set out in Resolution 6, the Company is seeking shareholders approval to issue to Taurus or its nominee up to 12,000,000 shares under the Capital Raising at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the shares were recorded before the date the Prospectus.

As set out in section 2.6.6 of the Explanatory Statement, the Directors of the Company are of the view that Taurus is not a related party of the Company by virtue of the fact that Taurus is a nominee company. Notwithstanding this, we note that the issue of shares to Taurus under Resolution 6 will be on terms no more favourable than the terms offered to shareholders not associated with Taurus.

In addition we note that given Resolution 6 is interdependent to resolutions 1, 2, 3 and 4 set out in the Notice of Meeting, Taurus relevant interest in the Company will decrease from 50.6% to 26.31% if the Transaction is approved (excluding existing options and shares and options to be issue in accordance with Resolution 7).

Qualitative assessment "reasonableness"

In respect of the Transaction, we set out below a summary of the advantages and disadvantages to the non-associated shareholders of ARL. These qualitative factors should be considered in conjunction with the quantitative factors discussed in Section 8.

Advantages

The non-associated shareholders will benefit from the Transaction, due to the following:

- If the Transaction is approved, WET will become a fully owned subsidiary of ARL giving the opportunity to the ARL's shareholders to participate in the future development of the Technology;

- Following to the Transaction, the size and liquidity of ARL on the ASX as well as the coverage of the Company by financial institutions will materially increase, enhancing the opportunity for the current shareholders to liquidate their investment at a fair market value;

- WET has currently signed three agreements for the commercialisation of the Technology in China, Indonesia and Japan with substantial smelter, mining and trading houses. Should the application of the Technology be successful in these countries, ARL will have the opportunity to complete similar agreements with several other companies in different jurisdictions;

- Agreements with substantial smelter, mining and trading companies of the nature described above, increases the ability of ARL to attract financial, human and technical resources on a scale commiserate with the opportunities in this sector around the world;

- After the Transaction, ARL will become a diversified resource group with unique coal technology capabilities which may give rise to additional blue sky opportunities which have not been considered in this report;

- Companies operating in this type of industry (upgraded calorific coal) usually benefit from a relatively higher valuation by the market compared with nickel exploration companies (being the business of ARL prior to the Transaction, as at 8 June 2005);

- The size of ARL following the Transaction is likely to result in an increase in the bargaining power and critical mass of the Company;

- If the Transaction proceeds, due to its increased size, the Company will have better opportunities to access debt funding and equity raising opportunities in the capital markets and will more likely be in a better position to fund future investment opportunities, either from internally generated funds or by further accessing debt or equity markets;

- Subject to future levels of profitability and operating cash flows, the Company may have an enhanced ability to pay dividends to shareholders in the future;

- At the date of this report, we are not aware of a takeover bid or an alternative offer for ARL, which is more favourable than the Transaction detailed in this report; and

- ARL's Independent Director has approved the proposal to put the Transaction to ARL shareholders for approval.

Disadvantages

The disadvantages of the Transaction for the non-associated shareholders of ARL are:

- Following the Transaction, WET's shareholders will hold approximately 39.36% of all issued shares in the Company following the Transaction and the Capital Raising (equivalent to 32.51% on a fully diluted basis including the existing options on issue as at the date of this report but excluding shares and options to be issued under Resolution 7 as set out in the Notice of Meeting) and there will be a material dilution of individual shareholders' interests which, in turn, will reduce the capacity of the current ARL shareholders to influence strategic decisions.

- Following the Transaction and the payment of the Scrip Consideration, the free float percentage of the stock will materially decrease.

- The investment focus of the Company following approval of the Transaction may not be consistent with the investment objectives of all Shareholders;

- The Shareholders of the Company will bear the risk of the Company not being able to implement and scale the Technology as expected in the agreements entered into by BCBC;

- WET and by virtue ARL, will hold a minority interest in some of the operating joint ventures and therefore will not be able to unilaterally cause the joint ventures to adopt a particular budget, pay dividends or other strategic decisions.

- Further funding may be required by the Company to support its ongoing activities and operations. There can be no assurance that such funding will be available on satisfactory terms or at all. Any inability to obtain finance will adversely affect the business and financial condition of the Company and, its performance.

We have considered the likely advantages and disadvantages of the Transaction for the non-associated shareholders, and the advantages and disadvantages for the same shareholders if the Transaction does not proceed. It is the opinion of Grant Thornton Corporate Finance that the benefits, in the absence of an alternative proposal, that are likely to accrue to the shareholders as a result of the Transaction outweigh the disadvantages if the Transaction does not proceed.

Accordingly, in the opinion of Grant Thornton Corporate Finance, the Transaction is reasonable.

In the opinion of Grant Thornton Corporate Finance, the Transaction is fair and reasonable to the non-associated shareholders of ARL.

Grant Thornton Corporate Finance has prepared a Financial Services Guide in accordance with the Corporations Act 2001. The Financial Services Guide is included in Appendix A of this Report.

These opinions should be considered in conjunction with the information, qualifications and declarations set out in the remainder of this report.

Yours faithfully

GRANT THORNTON CORPORATE (NSW) PTY LTD

SCOTT T GRIFFIN
Director and Authorised Representative

NEIL COOKE
Director and Authorised Representative

1 THE TRANSACTION

Following on from the Heads of Agreement signed in June 2005, ARL and the shareholders of WET announced on 13 April 2006 that these Parties had signed a S&P Agreement whereby ARL will acquire 100% of the issued share capital in WET.

We set out below the main milestones of the S&P:

- Total Consideration for the acquisition of all issued shares in WET has been agreed as set out below:
  - Cash Consideration equal to $3.6 million;
  - Scrip Consideration equal to 51,428,571 new fully paid ordinary shares in ARL;
- The Transaction is conditional to ARL's shareholders approval;
- The time frame to complete the Transaction has been extended until 31 August 2006;
- If the Transaction does not proceed, WET will repay to ARL 50% of the partially refundable deposit of $500,000.

As disclosed in the market announcement on 13 April 2006, WET has signed 3 head of agreements with Datang, Itochu and PT Bayan for the commercialisation of the Technology in China, Japan and Indonesia respectively. In accordance with the executed HoAs, WET will establish 2 joint ventures with each partner. The diagrams below show the structure of ARL after the Transaction.

Figure 2: ARL structure after the Transaction



amerod resources
100%
55%
45%
51%
51%
35%
35%
JV1
JV2
JV1
JV2
JV1
JV2
DTP
PT Bayan Resources
ITOCHU

Set out below is an extract of the ordinary resolutions relating to the Transaction, which are to be put before the shareholders.

Resolution 1 – Change of Activities

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, subject to the passing of Resolutions 2, 3, 4 and 6, for the purposes of Listing Rule 11.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to make a significant change in the nature and scale of its activities as described in the Explanatory Statement accompanying this Notice."*

Resolution 3 – Issue of securities for the acquisition of White Energy Technology Limited

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 4 and 6, for the purposes of Item 7 of Section 611 of the Corporations Act, Listing Rules 7.1, 10.1 and 10.11 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue approximately 51,428,571 fully paid shares in the capital of the Company to the shareholders of White Energy Technology Limited as consideration for the acquisition of all of the issued shares in White Energy Technology Limited and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

Resolution 4 – Allotment and Issue of Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 3 and 6, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 35,000,000 fully paid ordinary shares in the capital of the Company at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued on the terms set out in the Explanatory Statement accompanying this Notice."

Resolution 6 – Participation of Taurus Advisory Group LLC in the Capital Raising

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 3 and 4, for the purpose of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, Section 611 of the Corporations Act and all other purposes, the Directors be authorised to issue to Taurus Advisory Group LLC or its nominee up to 12,000,000 Shares under the Capital Raising on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

Resolution 7 – Issue of Options – Share Purchase Plan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 5,000,000 options to acquire fully paid ordinary shares in the capital of the Company on the terms set out in the Explanatory Statement accompanying this Notice."

Resolution 9 – Ratification of Issue of Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, shareholders ratify the allotment and issue of 5,592,000 fully paid ordinary shares in the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

2 SCOPE OF THE REPORT

2.1 Purpose of report

Grant Thornton Corporate Finance has been engaged by the Independent Director of ARL to provide an independent expert report stating whether, in its opinion, the Transaction is fair and reasonable to the non-associated shareholders of ARL.

An independent expert's report is required to accompany the Notice of Meeting and Explanatory Memorandum in accordance with section 640 of the Corporations Act. The Independent Director has commissioned an independent expert's report to assist him in his duties to provide shareholders with full and proper disclosure to enable them to assess the merits of the Transaction.

John McGuigan and John Atkinson are both shareholders and directors of ARL and shareholders in WET, and are therefore in a position to receive a financial benefit as a result of the Transaction.

We have reviewed WET's relationship with John McGuigan and John Atkinson with the aim to forming a view as to whether they are deemed related parties and able to receive a benefit in accordance with Chapter 2E of the Corporations Act 2001 as a result of the Transaction.

It is our opinion that John McGuigan and John Atkinson are related parties to WET in accordance with Chapter 2E definitions and are therefore capable of receiving a financial benefit.

The Company will disregard any votes cast on Resolution 3 by John McGuigan and John Atkinson and any associate of John McGuigan and John Atkinson in accordance with the Voting Exclusion set out in the Explanatory Memorandum.

Our report is to be read in conjunction with the Notice of Meeting and Explanatory Statement dated on or around 16 May 2006 in which this report is included, and is prepared for the exclusive purpose of assisting the non-associated shareholders of ARL in their consideration of the Transaction. This report should not be used for any other purposes.

ARL shareholder approval is required for various aspects of the Transaction in accordance with the ASX Listing Rules and Corporation Act 2001. In particular we note the following:

- If the Transaction is approved, WET's shareholders will have a relevant interest in ARL equal to 39.36% of all issued shares in the Company following the Transaction and the Capital Raising (equivalent to 32.51% on a fully diluted basis including the existing options on issue as at the date of this report but excluding shares and options to be issued under Resolution 7 as set out in the Notice of Meeting). WET will acquire a relevant interest in ARL greater than 20% of the voting shares in the Company post Transaction. Accordingly, shareholder approval is being sought in accordance with Item 7 of Section 611 of the Corporations Act.;

- ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities, or other securities with rights of conversion to equity (such as an option), if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period. The circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting. The Transaction will result in Shares being issued to the Shareholders in White Energy. Accordingly, Shareholder approval is being sought in accordance with ASX Listing Rule 7.1 in order to issue Shares to them.;

- ASX Listing Rule 10.1 provides that an entity must not acquire a substantial asset from, or dispose of a substantial asset to a related party. A substantial asset is an asset valued at greater than 5% of the equity interests of the company. For the purposes of ASX Listing Rule 10.1, Riverbend Investments Pty Ltd and Sanjur Pty Ltd are related parties of the Company due to the fact that they are associated entities of Mr John McGuigan and Mr John Atkinson (directors

of the Company). The deemed acquisition price for the White Energy shares held by Riverbend Investments Pty Ltd and Sanjur Pty Ltd is greater than 5% of the Company's equity interests as set out in the latest accounts given to ASX by the Company. Accordingly, the Company is seeking shareholder approval for the purpose of ASX Listing Rule 10.1. ASX Listing Rule 10.1 provides that shareholder approval sought for the purpose of ASX Listing Rule 10.1 must include a report on the proposed acquisition from an independent expert. We note that the maximum number of shares to be issued to Riverbend Investments Pty Ltd and Sanjur Pty Ltd is equal to 2,400,171 and 2,399,657 respectively;

- ASX Listing Rule 10.11 forbids an entity to issue or agree to issue equity securities to any of the following persons without the approval of holders of ordinary securities.

  10.11.1 *A related party.*
  10.11.2 *A person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained.*

  John McGuigan and John Atkinson are deemed to be a related party to the Company by virtue of their shareholding in WET through entities associated with them.

- Chapter 2E of the Corporations Act prohibits, subject to certain exceptions, a public company from giving a financial benefit to a related party of the company without prior shareholder approval. John McGuigan and John Atkinson are deemed to be a related party to the Company and the issue of the New Shares could give rise to a financial benefit.

We understand the Notice of Meeting and Explanatory Memorandum is to be dispatched to shareholders on or around 23 May 2006 giving notice of the meeting of shareholders of ARL to be held on or around 23 June 2006.

Grant Thornton Corporate Finance consents to the issue of this Independent Expert's Report in its form and context and consents to its inclusion in the Notice of General Meeting and Explanatory Statement.

This report has not been prepared to provide information to parties considering the purchase or disposal of any ARL shares. Accordingly, we do not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.

Grant Thornton Corporate Finance is independent of the Company and its Directors and all other parties to the Transaction and has no involvement with, or interest in, the outcome of the Transaction other than that of independent expert. Grant Thornton Corporate Finance is entitled to receive a fee based on commercial rates and including reimbursement of out of pocket expenses for the preparation of this report. Except for this fee, Grant Thornton Corporate Finance will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the issuing of this report. The payment of this fee is in no way contingent upon the success or failure of the proposed Transaction.

2.2 Basis of Assessment

This report has been prepared in accordance with ASIC Policy Statement 74 "Acquisitions agreed to by shareholders" and ASIC Policy Statement 75 "Independent expert's reports to shareholders".

In undertaking our assessment, we have considered the likely impact of the Transaction to the non-associated shareholders of ARL. We have not considered how the Transaction may affect individual shareholders. Individual shareholders have different financial circumstances and it is neither practicable nor possible to consider the implications of the Transaction on individuals, as we do not know their respective financial circumstances. Individual shareholders should seek their own professional advice.

2.3 Fairness and reasonableness

An Independent Expert's Report prepared pursuant to Policy Statement 74 directs the Independent Expert to advise whether the transaction is "fair and reasonable" to the non-associated shareholders.

The term "fair and reasonable" has no legal definition. ASIC Policy Statement 74 states that in determining whether a transaction is "fair and reasonable", the transaction's likely advantages and disadvantages to non-associated shareholders must be compared in the independent expert's report with the advantages and disadvantages to the same shareholders if the transaction does not proceed.

Policy statement 74 states that "fair and reasonable" should be judged in all circumstances of the transaction. In essence a transaction will be "fair and reasonable" if the non-associated shareholders are better off if the transaction were to proceed. They will be better off if the expected benefits to non-associated shareholders outweigh the disadvantages. This treatment is in contrast to Policy Statement 75 relating to the preparation of independent expert's report in connection with the assessment of takeover offers. In Policy Statement 75, ASIC makes a distinction between the terms "fair" and "reasonable" as opposed to treating "fair and reasonable" as a single concept.

Accordingly, assessing the value impact of the Transaction on the non-associated shareholders is an important element of this analysis although it is not the only determinant of our final opinion.

In addition to our quantitative assessment, we have also had regard to the following qualitative assessment, in determining if the Transaction is fair and reasonable:

- the relationship between the value that can be attributed to shareholders before and after the Transaction and whether such values include or imply a premium for control where relevant;

- the likely benefits for the non-associated shareholders from the Transaction including the impact on earnings, dividends and the financial position of ARL; and

- any disadvantages of the Transaction.

3 COAL INDUSTRY OVERVIEW

Coal is formed through the compression of vegetable matter over millions of years. The quality and type of each coal deposit is determined by the temperature and pressure and by the length of time in formation. Initially, the peat is converted into lignite or "brown coal" and then, over many more millions of years, the continuing effects of temperature and pressure produces further changes that transforms the lignite into 'sub-bituminous' coals. Further chemical and physical changes occur until these coals become blacker and harder, forming the 'bituminous' or 'hard' coals. The BCBC briquetting process is a coal upgrading technology that transforms sub-bituminous coal into a product with characteristics similar to bituminous coal; such as higher energy content per unit of weight, lower transportation costs, lower risk of spontaneous combustion and fewer greenhouse gas emissions. We set out below the main stage of the coal development:

Figure 3: Stages in coal development



CARBON/ENERGY CONTENT OF COAL
TYPE
PEAT
BROWN COAL
SUB BITUMINOUS COAL
BITUMINOUS COAL
COKING COAL
USES
Fertiliser
Largely power generation
Largely power generation
Power generation
Cement manufacture
Industrial Uses
Manufacture of iron and steel

Source: World Coal Institute

Coal plays a critical role in the world's primary energy mix, providing approximately a quarter of the world's energy needs. Although coal is gradually being displaced by natural gas as a major source of energy in some parts of the world, only a slight drop in its share of the total energy consumption is projected by 2025. Coals position of dominance in the electricity and industrial fuel markets in emerging Asian economies, particularly China and India is expected to be maintained. Globally, coal's ability to withstand any further substitution in the long term by natural gas, nuclear power and renewable fuels is enhanced by the abundance of reserves and the new emission reduction technologies that make it a more attractive fuel.

Figure 4: Global energy demand



OIL
NATURAL GAS
COAL
OTHER
NUCLEAR

Source: EIA International Energy Outlook 2005

The major use of coal globally is power generation. In 2000, 66% of the coal consumed globally was used for power generation and this is expected to increase to 74% by 2030. The relative abundance and low cost per energy unit of coal makes it the most economically effective of all readily available fossil fuels for this purpose. In 2002, coal provided over 39% of the worlds electricity, which was more than double the next largest source. In the period to 2030, the importance of electricity in the pattern of coal consumption is expected to increase.

Figure 5: Global uses of coal


2000
2030
Other sectors
9%
Industry
15%
Residential/Services
2%
Power Generation
74%

Source: Coal Industry Advisory Board

The total recoverable reserves of coal around the world are estimated at approximately 1,000 billion tonnes (Source: World Energy Council), which is enough to last approximately 164 years at current consumption levels – more than three times the length of time that proved oil reserves will last at current consumption. Although coal deposits are widely distributed, 57% of the world's recoverable reserves are located in three countries: the USA, Russia and China. Another 6 countries account for an additional 33%.

Figure 6: Global coal reserves



Source: BP Statistical Review of World Energy 2005

The world coal market consists of two essentially distinct markets – a steam coal market and a coking coal market. The international steam coal market consists largely of demand for coal for electricity generation; demand for coal to produce steam and heat for industrial uses and demand for coal for use in blast furnaces. The coking coal market consists solely of demand for coal coke as fuel for smelting iron. Whilst the global demand for steam coal in developed countries is tending to fall (with the exception of the USA and Japan), declines in these markets are being offset by growth in developing and emerging markets such as China and India. Coal consumption (largely of steam

coal) in the emerging markets of Asia is expected to more than double from 2,118 million tons in 2003 to 3,715 million tons in 2025 (Source: EIA). In 2004, China alone accounted for nearly 75% of global coal consumption growth.

Over 95% of bituminous coal reserves being located in just 6 countries, and these countries also contain approximately 85% of the sub-bituminous reserves. The increasing global demand for bituminous coals for power generation and steel making in countries where large reserves are not situated such as in Japan has led to sub-bituminous coals being increasingly favoured for power generation. Although these coals have a lower heat value than bituminous coal, in the light of increasing environmental regulations, their reduced sulphur content has made them more attractive.

Compared with world coal consumption, the amount of coal traded in international markets is relatively small as over 80% of coal is consumed within the country of production. The largest coal consuming and producing economies of China, USA and India consume over 95% of their production domestically. Although, the world's coal resources are split almost equally between sub-bituminous and bituminous or higher coals as shown in figure 8 global trade in sub-bituminous and brown coal is virtually zero. The inability to stockpile these types of coal due to their tendency to self combust and the transportation inefficiencies that arise due to their high moisture content means that these coals are generally burnt at the point at which they are mined. The BCBC process provides coal exporters the ability to extend the distance that sub-bituminous coal can be transported economically as a result of the reduction in the moisture content of the coal and an increase in its stability.

Figure 7: Global coal consumption



Source: BP Statistical Review of World Energy 2005

Figure 8: World Coal Trade



Source: EIA International Energy Outlook 2005

The increasing demand for coal globally and the increased costs of freight resulting from sharp spike in oil prices has driven the price of coal consistently higher over the last 3 years. Prices of the benchmark Powder River Basin sub-bituminous coals has increased significantly during 2005 from US$5.63 / ton f.o.b to US$21.50 / ton f.o.b. Prior to 2004, coal was relatively insulated from the price fluctuations that affect the spot and futures markets of other energy sources such as oil and natural gas but declining production in Europe in conjunction with the continued strong demand in the Chinese thermal coal market has stretched supply and increased the volatility of prices.

Figure 9: Benchmark coal price



Note: NWE Marker price is inclusive of freight and insurance, whilst the Powder River Basin price is free on board at the mine. The Powder River basin is the world's largest sub-bituminous coal region and in the absence of international trade, this price is seen as indicative of global prices.

Source: Bloomberg and BP Statistical Review of World Energy 2005

In the face of increasing prices and despite having a very large domestic coal industry, the huge growth in energy demand has forced China to enter the global trading market and to actively seek to secure the supply of coal from other countries. The extensive high purity sub-bituminous deposits in the Kalimantan region of Indonesia are seen as a key area of growth in meeting this demand but the high moisture content of this coal currently makes transportation prohibitively expensive. As the global shortage of supply has already forced a number of the power stations in China that are designed for bituminous coals to use sub-bituminous coals and suffer a substantial loss of efficiency in converting fuel to energy, the potential for the BCBC process in this market is significant.

In addition to price, one of the major considerations governing the level of demand for coal, particularly following the Kyoto summit in 1998, is the level of greenhouse emissions produced by the burning of coal for power generation. Coal has the highest carbon to hydrogen ratio amongst the fossil fuels and therefore produces a higher proportion of CO_2 than fuels such as oil or natural gas. Bituminous coals, which are the most common fuel for power generation, also have a high sulphur content much higher than that of sub-bituminous coals. In addition, modern coal fired power stations are only able to operate at efficiencies levels of 38%, compared to an efficiency rate of 52% for a combined cycle gas fired plant. Due to its low relative cost however, the demand for coal for use in conventional power generation will continue to grow over the next 15 years and the increasing demand for steam coal will force the use of sub-bituminous coals. Processes such as that proposed by BCBC, that improve the efficiency of sub-bituminous coal to a level similar to of bituminous coal, whilst maintaining the low sulphur content, can enable the increased use of sub-bituminous coal sources without the associated increase in greenhouse gas emissions.

Figure 10: Emissions from power generation



Source: Institute for sustainable futures, UTS

3.1 Market positioning

In order to understand the market positioning of ARL following to the Transaction, we have carried out a comparison of ARL with KFX, a company listed on the American Stock Exchange - AMEX, comparable to ARL in terms of technology.

KFX is a clean coal company established in 1984. KFX has developed a patented commercial process and technology known as K-Fuel. The K-Fuel process enriches and upgrades low-grade sub-bituminous coal and lignite into a high Btu, low moisture, low emission product, enabling the coal-fired industry to cost-effectively boost efficiency and meet air emission standards.

The Company has built a 750,000 tonnes per year K-Fuel production facility in the Powder River Basin area near Gillette, Wyoming this compares with BCBC's pilot plant between 5 and 10 tonnes per hour (between 43,800 and 87,600 tonnes per year assuming a utilisation of 24 hours a day, 7 days a week). The Powder River Basin is the largest single source of coal in the USA and one of the world's largest coal deposits. The KFX plant began production in the fourth quarter of 2005, and the suitability of the output of the plant for use in the local power generation industry is being assessed. The KFX plant is built around modular, "off the shelf" equipment developed by Sasol/Lurgi, a South African based designer and manufacturer of coal gasification plants. KFX's goal is to produce approximately 50 million tons per year of K-Fuel within the next 5 years.

The essential difference between the BCBC and K-Fuel processes is that the K-Fuel is produced by applying extreme levels of heat and pressure to the sub-bituminous coal in order to expel the excess water contained in the coal, whilst the BCBC process uses an evaporative approach to remove the moisture. The resulting coal from both processes has similar characteristics in that the output coal has a moisture content of approximately 10% and a resultant increase in the calorific output per unit of weight.

We set out below the performance of KFX on AMEX since 2002.

Figure 11: KFX stock price performance



Price ($US)
Price

KFX is in the start-up phase of their business cycle given the production started in the test plant only during forth quarter in 2005. However we note that KFX has already built the required support infrastructure (i.e. train loading silos and train tracks) to allow commercialisation of the upgraded coal. We also note that KFX received positive third party test results on the heat, emission and handling characteristics of its K-Fuel.

KFX recently stated that it was only weeks away from the shipment and sale of its first unit train of K-Fuel.

As set out in the table below KFX incurs material losses over the last 4 years. We also note that in accordance with publicly available brokers' reports (Jefferies & Company), KFX is not expected to trade profitable in the short term. Therefore we have not had regard to KFX in our valuation assessment of ARL.

Figure 12: KFX financial performance

	2002	2003	2004	2005
	US$ mill	US$ mill	US$ mill	US$ mill
Sales	0.01	0.07	0.03	0.98
EBITDA	(4.99)	(8.52)	(9.63)	(24.39)
Net profit	(23.45)	(8.28)	(10.56)	(23.31)
EPS	(1.14)	(0.18)	(0.18)	(0.35)

We note that the current market capitalisation of KFX as at the date of this report is approximately US$1.6 billion.

4 OVERVIEW OF AMEROD RESOURCES LIMITED

4.1 Company description

In January 2005 Spike Networks Limited, a shell company listed on the ASX, acquired ARL and changed its name into Amerod Resources Limited. Since then the main focus of the Company has been to exploit a suite of highly prospective nickel sulphide exploration projects located in Western Australia with its primary objective being the discovery of a new, major nickel sulphide deposit.

We understand the tenements of ARL also have potential for copper, platinum group elements (PGE), chromite and gold mineralization.

4.2 Financial performance

The audited statements of financial performance of ARL for the 2 year period ending 30 June 2005 and the reviewed income statement for the 6 month period to 31 December 2005 are set out in the table below.

Figure 13: Statement of financial performance

	AGAAP Audited 12 months to 30 Jun 2004 $	AGAAP Audited 12 months to 30 Jun 2005 $	AIFRS Audited 6 months to 31 Dec 2005 $
Revenue from continuing operations	16,541	59,334	82,775
Employee benefits expense	(185,137)	(275,811)	(147,832)
Depreciation and amortisation expense	(2,730)	(8,579)	(6,979)
Finance costs - net	(145)	(23)	(71)
External advisory fees	(143,944)	(227,245)	(99,222)
Occupancy expense	-	-	(40,435)
Reversal of provisions	-	-	-
Other expenses	(96,609)	(36,476)	(112,328)
Loss from continuing operations before related income tax expense	**(412,024)**	**(488,799)**	**(324,092)**
Income tax expense	-	-	-
Net loss	**(412,024)**	**(488,799)**	**(324,092)**

4.3 Financial position

The audited statements of financial position of ARL as at 30 June 2004 and 30 June 2005 and the reviewed balance sheet as at 31 December 2005 are set out in the table below.

Figure 14: Statement of financial position

	AGAAP Audited as at 30 Jun 2004 $	AGAAP Audited as at 30 Jun 2005 $	AIFRS Reviewed as at 31 Dec 2005 $
Current Assets			
Cash and cash equivalents	815,796	2,948,989	3,018,510
Receivables	4,423	10,227	1,771
Total current assets	820,219	2,959,216	3,020,281
Non-current assets			
Other financial assets	-	250,000	250,000
Exploration assets	-	2,048,702	2,201,818
Property, plant and equipment	14,334	10,233	7,809
Total non-current assets	14,334	2,308,935	2,459,627
Total assets	834,553	5,268,151	5,479,908
Current liabilities			
Payables	262,296	92,464	58,313
Total current liabilities	262,296	92,464	58,313
Total liabilities	262,296	92,464	58,313
Net assets	572,257	5,175,687	5,421,595
Equity			
Contributed equity	54,573,330	59,665,559	60,235,559
Reserves	-	-	270,000
Accumulated losses	(54,001,073)	(54,489,872)	(55,083,964)
Total Equity	572,257	5,175,687	5,421,595

We note the following with regard to the historical financial position:

- In March 2005, Spike Network Limited acquired Amerod Exploration Limited (formerly Amerod Resources Limited) through the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008.

- Other financial assets as at 31 December 2005 are comprised solely of the purchase of the Option to acquire WET.

- Accumulated losses attributable to the nickel exploration activity of ARL are equal to $0.89 million. $54.20 million in accumulated losses relate to the previous business activities of the Company.

- The increase in reserves at 31 December 2005 relates to the recognition of the fair value of 6,000,000 options issued to Hunter Bay Partners Pty Limited as remuneration for executive director services.

4.4 Capital structure

We set out below the top 20 shareholders and shareholders by parcel size of ARL as at 12 May 2006.

Figure 15: Top 20 shareholders in ARL

	Number held	Percentage of issued shares
National Nominees Limited	22,936,309	51.9%
Citicorp Nominees Pty Ltd	2,837,124	6.4%
Arthur Phillip Nominees Pty Ltd	1,903,170	4.3%
Westpac Custodians Nominees	1,500,000	3.4%
Amanda Poole	1,250,000	2.8%
Arthur Phillip Pty Ltd	995,741	2.3%
Sanjur Pty Ltd	633,183	1.4%
HSBC Custody Nominees (Australia) Ltd.	560,000	1.3%
Saratoga Capital	560,000	1.3%
Craig Ian Burton	500,000	1.1%
William Brownlie Fairweather	500,000	1.1%
Greatcity Corporation Pty Ltd	500,000	1.1%
Nomial Pty Ltd	500,000	1.1%
Donal Paul Windrim	500,000	1.1%
Matko Investments Pty Ltd	481,090	1.1%
Pontego Investments Sole Establishment	433,055	1.0%
Merrill Lynch (Australia) Nominees Pty Ltd	332,148	0.8%
Rellav Pty Ltd	283,915	0.6%
ANZ Nominees Pty Ltd	283,522	0.6%
Financing Solutions Pty Ltd	250,000	0.6%
	37,739,257	85.3%

The Company has 44,220,477 shares on issue as at 12 May 2006.

Figure 16: Shareholders by parcel size as at 28 April 2005

Parcel size	Number of holders
1-1000	1,618
1,001 - 5,000	156
5,001 - 10,000	132
10,001 - 100,000	78
100,001 & over	16
	2,000

Options

We set out below options on issue as at April 2006.

Figure 17: Options on issue April 2006

	Number on issue	Number of holders	Expiry date	Exercise price
Options 1	15,547,000	342	30-Nov-08	A$0.25
Options 2	6,000,000	1	30-Nov-08	A$0.25
Options 3	6,000,000	1	30-Nov-08	A$0.40

We set out below details of the options on issue in April 2006:

- 15,547,000 with an expiry date of 30 November 2008 and exercise price of $0.25 per share. 7,000,000 of these options are in escrow until 24 March 2007.

- 6,000,000 options held by Hunter Bay Partners Pty Limited are performance options, with 3 million vesting where the VWAP of ARL on the ASX is above $0.30 per share for one month and with 3 million vesting where the VWAP of ARL on the ASX is above $0.35 per share for one month. These options fully vested as at 27 October 2005 but are in escrow until 24 March 2007. These options have an exercise price of $0.25 per share and expire on 30 November 2008.

- 6,000,000 options were issued to the Vendors of Amerod Exploration Limited (formerly Amerod Resources Limited). These options are in escrow until 24 March 2007. They have an exercise price of $0.40 per share and an expiry date of 30 November 2008.

4.5 Share price performance

We set out below movements in ARL's share price and volumes for the period from 24 March 2005 (when the Spike acquired Amerod Exploration Limited) to 9 May 2006.

Figure 18: Share price performance



Volume
Price
Price $
1
2
3
4
5
6
7

Quarterly review of mining exploration — *Update on Nickel exploration work*

We note the following with regard to the share price history shown above:

Reference	Date	Comment
1	June 8, 2005	Announces that the Company has signed a 6 month option to acquire White's coal processing technology and that BCBC has executed a heads of agreement with Datang.
2	October 4, 2005	Announces that Amerod and WET have agreed to extend the expiry of the option to 31 May 2006
3	November 2, 2005	Announces that 6 million options with an exercise price of $0.25 have fully vested and are now fully exercisable (subject to escrow provisions) following the fulfilment of certain performance criteria.
4	February 28, 2006	Announces that WET has signed a heads of agreement with PT Bayan Resources to exploit the Technology in Indonesia.
5	March 6, 2006	Announces that WET has signed a heads of agreement with Itochu Corporation of Japan.
6	April 13, 2006	Announces the terms of the acquisition of the BCBC coal technology and suspends trading for 5 days.
7	April 19, 2006	Announces a $5.03 million capital raising through a private placement to clients of Crosby Capital at $0.90 per share.

We set out below movements in ARL's share price compared to the nickel and coal indexes since the announcement.

Figure 19: ARL share price comparison with nickel and coal indexes



Return (Base 100)
13-Jul-06
17-Aug-06
19-Apr-07
Amerod
Goldman Sachs Nickel Index
Coal Price

Note: Nickel Price Index return based on the Goldman Sachs Nickel Price Index. Coal Price return based on Powder River Basin 8800 price.

Source: Bloomberg

Having regard to the figures above, we note the following::

- Since the announcement of the acquisition of the Option, ARL's share price performance has incorporated valuation expectations of the market regarding the acquisition of all the issued shares of WET. It is evident that the performance of the share price of ARL has been pegged to the trend in the coal index rather than to the nickel index. The focus of the investors has been on the Option acquired by the Company to buy BCBC rather than on the value expectations on the nickel assets.

- The share price of the Company did not react to the quarterly announcements regarding the activity of the exploration assets.

- The share price of the Company had large positive oscillations in connection with update information about the performance of BCBC and the announcements of joint ventures signed by BCBC. We note the share price almost doubled its value in connection with the announcements of the execution of the HoAs with BT Bayan and Itochu in February 2006.

Given the analysis of the share price of ARL as set out above, we believe the valuation assessment of ARL prior to the Transaction as nickel exploration company should have regard to the share price performance of the Company before the announcement of the Option acquisition (i.e. prior to 8 June 2005).

5 OVERVIEW OF BCBC

5.1 Company history

BCBC is a wholly owned subsidiary of WET. The Technology owned by BCBC is the result of a major research and development program involving Australia's industrial research organisation CSIRO, the US briquette press manufacturer K R Komarek, Western Australian brown-coal miner Griffin Coal and the US coal drying company Tra-Det.

BCBC is the worldwide licensee for the Technology. BCBC intends to exploit the Technology establishing several joint venture agreements with coal companies in order to facilitate the purchase and sale of the coal to upgrade.

As disclosed in the Company announcement on the ASX in April 2006, ARL has examined intellectual properties and protection aspects of the Technology and confirmed legal title. In addition Sinclair Knight Merz were engaged to conduct a review of the Technology. We have had access to the report prepared by Sinclair Knight Merz on the Technology dated 4 November 2005. We set out below an extract of the executive summary included in the Sinclair Knight Merz Report:

- *"The Technology will convert a wide range of sub-bituminus coals into briquettes with moisture content around 10% and with mechanical characteristics suitable for transportation and storage;*

- *The nature of the technology risk is the cost of developing a commercially viable production facility, and arises from the required scaling up from the existing pilot plant;*

- *There is no in principle problem with scaling up the Technology, but some further development is required;*

- *Roll replacement costs are a significant component of the production cost, but further development and larger production quantities are likely to reduce this cost significantly; and*

- *All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but a final confirmation is needed once greater production volumes are available."*

Based on the information provided to us, as at the date of this report, BCBC has signed a HoA with each of the following companies:

1. **Itochu** – the main milestones included in the HoA are:

- BCBC and Itochu have agreed to ultimately establish 2 joint ventures in order to achieve the following goals:

  - sublicense from BCBC the patented briquetting process;
  - build binderless coal briquetting plants utilising the BCBC process in Indonesia to process coal from a local mine; and
  - subsequently supply as a priority the Japanese Utilities with the resultant upgraded coal through Itochu as the exclusive marketing representative.

- JV1 Marketing Co. and JV2 Tolling Co will be established by BCBC and Itochu and will initially be owned 50% by BCBC and 50% by Itochu. We understand that BCBC and Itochu have already agreed that this ownership structure will change in order to secure further equity partners. As a result, BCBC's equity in JV1 Marketing Co. and JV2 Tolling Co will be around 35%.

- BCBC will receive sub-licence, royalty, enhancement and management fees from JV1 and JV2 in addition to dividends in accordance with the respective equity ownership percentages of JV1 Marketing Co. and JV2 Tolling Co.

- Itochu will have the right to market any purchased by JV1 Marketing Co. from the local mine that has been upgraded using the BCBC process by JV2 Tolling Co.

- JV1 Marketing Co. will purchase coal from the local mine and upgrade it using the BCBC process, namely through JV2 Tolling Co. JV1 Marketing Co. will make all necessary payments to JV2 Tolling Co. in respect to the costs incurred in upgrading the coal and will sell the upgraded coal through Itochu.

- JV2 Tolling Co will build, own and operate plants utilising the BCBC process. JV2 Tolling Co will be required to fund the construction of the plants and service any debt facility required to establish and operate the plants.

We set out below a summary of the Itochu JV

Figure 20: Itochu Agreement



ITOCHU
Binderless Coal Briquetting Company
65%
35 %
JV1
Indonesian Coal Company
Exclusive coal supplier.
Japanese Utility Consortium
Priority coal customer.
65%
35 %
JV2
Toll Co
Builds, finances and operates the Briquetting plants

2. **Datang** – the main milestones of the HoA executed between Datand and WET are:

- Datang and WET (through BCBC) will establish a marketing and a construction joint venture in China to commercialise the use of the BCBC process in China and establish a Binderless Coal Briquetting plant in China. BCBC will retain a 55% controlling shareholding in this marketing joint venture and a 45% interest in the construction joint venture.

- We understand the Datang production plant is expecting to have a total capacity of 10 million tonnes by 2010.

We set out below a summary of the Datang JV.

Figure 21: Datang Agreement



DTP
Binderless Coal Briquetting Company
45%
55%
JV1
55%
45%
JV2
Operating Co
Builds, finances and operates the Briquetting plants. Purchases coal and sells upgraded coal to Datang

3. **PT Bayan Resources ("BR")** – the main milestones of the HoA are:

- BCBC and BR will establish 2 joint ventures ("JV1" and "JV2") in order to:
  - sublicense from BCBC the patented briquetting process;
  - build binderless coal briquetting plants utilising the BCBC process in Indonesia to process coal from the local mine;
- JV1 and JV2 will be established by BCBC and BR and will be owned 51% by BCBC and 49% by BR. Notwithstanding the ownership structure, BCBC and BR will receive dividends based on a 50/50 shareholding.
- BCBC will receive an on-going administration fee and a one-time sub-licence fee from JV2 and will manage JV1. In addition, BCBC will receive 50% of the royalty and upgrade fees payable by JV2 in connection with the sub-licence agreement, with the remaining 50% received by BR.
- BR will have the exclusive right to sell coal to JV1, either from the Tabang mine or any other Indonesian coal mine that is mutually agreed by BCBC and BR.
- JV1 will purchase coal from Tabang Mine (or another BR mine) and upgrade it using the BCBC process, namely through JV2.
- JV2 will build, own and operate plants utilising the BCBC process. In addition, JV2 will build, own and operate one or more coal fired electricity generators ("Electricity Generator") for the purpose of operating the briquetting plants. JV2 will pay BCBC and BR sub-licence, royalty, enhancement fees as well as other management and engineering fees in relation to the construction and management of the plants.

Figure 22: PT Bayan Agreement



PT Bayan Resources
Binderless Coal Briquetting Company
100%
49%
51%
Tabang Mine
Exclusive coal supplier.
Purchases coal from Tabang (or other PT Bayan mine) and sells upgraded coal to utilities
Utilities
Non-exclusive purchasers of upgraded coal
49%
51%
JV2
Toll Co
Builds, finances and operates the Briquetting plants

As released to the market by ARL on 13 April 2006, BR and WET have reached an in principle agreement whereby BR will acquire US$100 million of upgraded coal from JV1 over the first 5 years of the joint venture.

5.2 Projections

The Management of BCBC have provided to us the projections for a 5 year period. In our valuation assessment, we have also had regard to the guidance contained in Australian Securities and Investment Commission Policy Statement 170 "Prospective Financial Information" ("PS170").

As discussed in section 5.1 of this report, BCBC has signed 3 HoAs for the commercialisation of the Technology. The forecast provided by BCBC are based on the assumptions included in the HoAs. However we note that final agreements have not been executed yet and therefore the HoAs may be subject to change.

Given the risk attached to the execution of the final agreements, the start-up nature of BCBC, the Technology risk and the risks implied in the commercialisation and scale up of the Technology, we believe the Prospective Financial Information are Projections. We note that such Projections may not meet the requirements of PS170.

We set out below the cash flow Projections of BCBC.

Figure 23: BCBC cash flow projections

	2006 US$'000	2007 US$'000	2008 US$'000	2009 US$'000	2010 US$'000
CASH INFLOWS					
Collections	8,380	13,951	16,955	24,287	21,916
Royalties	-	2,188	12,188	28,000	34,000
Total Inflows	**8,380**	**16,138**	**29,143**	**52,287**	**55,916**
CASH OUTFLOWS					
Monthly accounts	5,685	4,319	5,309	4,262	1,778
Royalties paid	-	131	844	2,025	2,400
Licences paid	-	1,500	4,500	6,000	-
Other cash outflows	7,646	28,130	78,465	35,960	20,161
Total outflows	**13,331**	**34,081**	**89,117**	**48,248**	**24,338**
Free cash flow	**(4,951)**	**(17,943)**	**(59,974)**	**4,039**	**31,578**

We set out below the main assumptions underlying the projections:

BCBC - excluding joint ventures cashflows

- Fees and royalties calculated based installed capacity and production and relating to the sub-licence agreements with GBP and Itochu are payable to the ultimate licence holder as per the sub-licence agreement between BCBC and the Head Licensor.
- Management fees calculated on a percentage revenue are paid direct to BCBC by GBP JV1 & JV2 and by Itochu JV1 & JV2
- Engineering and design costs are incurred by BCBC and charged to the relevant JV.

Itochu JV1, Datang JV1 and GBP JV1

- Dividend payout ratio and capital contribution based on the BCBC shareholding.

- Coal revenue between US$15 to US$40 per tonne

- Management fees payable to BCBC determined as a percentage of revenue

- Tolling fee payable to JV2 based on the costs incurred by JV2 during the coal upgrading process

Itochu JV2 and Datang JV2 and GBP JV2

- Dividend payout ratio and capital contribution ratio based on the BCBC shareholding.

- For Itochu JV2, 1 Mt of capacity installed in 2007 and 2 Mt installed in each of 2008 and 2009. The operational capacity of installed capacity increases from 75% at installation to 100% over a 6-month period. For Datang JV2, 3 Mt of capacity installed in 2007, 3 Mt installed in 2008 and 4 Mt installed in 2009. The operational capacity of installed capacity increases from 70% at installation to 100% over a 13-month period. For GBP JV2, 1 Mt of capacity installed in 2007 and 2 Mt installed in 2008. The operational capacity of installed capacity increases from 75% at installation to 100% over a 6-month period.

- Capacity installation costs of US$25 million per million tonnes of installed capacity.

- One-off licence fee paid upon the installation of each tonne of capacity

- Calorific upgrade fees payable upon the increased energy value of each tonne of upgraded coal

- Management fees payable to BCBC determined as a percentage of revenue

- Plant operating costs determined as a percentage of revenue

- Calorific upgrade fees payable to JV1 upon the increased energy value of each tonne of upgraded coal

- Administration costs of US$750,000 (A$100,000) per annum during the production phase

6 ARL post Transaction

6.1 Pro forma statement of financial position

For completeness of the report we set out below the pro forma statement of financial position as at 31 March 2006 of ARL following the Transaction and based on the following:

- Assets and liabilities of ARL and WET as included in their unaudited balance sheets as at 31 March 2005; and

- Including the pro forma transactions as detailed below.

Figure 24: **Consolidated pro forma statement of financial position**

	ARL Unaudited as at 31 Mar 2008 $	WET Unaudited as at 31 Mar 2008 $	ARL Pro-forma as at 31 Mar 2008 $
Current Assets			
Cash and cash equivalents	2,876,691	83,459	3,942,950
Receivables	1,771	74,561	76,332
Other financial assets	250,000	(250,000)	-
Total current assets	3,128,462	(91,980)	4,019,282
Non-current assets			
Exploration assets	2,233,158	-	2,233,158
Investment value	-	-	-
Goodwill on consolidation			50,869,833
Property, plant and equipment	7,809	-	7,809
Total non-current assets	2,240,967	-	53,110,799
Total assets	**5,369,429**	**(91,980)**	**57,130,082**
Current liabilities			
Payables	240,785	684,327	925,112
Total current liabilities	240,785	684,327	925,112
Non-current liabilities			
Payables	-	207,813	207,813
Total non-current liabilities	-	207,813	207,813
Total liabilities	**240,785**	**892,139**	**1,132,924**
Net assets	**5,128,644**	**(984,119)**	**55,997,158**
Equity			
Contributed equity	60,274,309	1,000	111,142,824
Reserves	270,000	-	270,000
Accumulated losses	(55,415,666)	(985,119)	(55,415,666)
Total Equity	**5,128,644**	**(984,119)**	**55,997,158**

We set out below the pro forma adjustments included in the pro forma statement of financial position following the Transaction:

- The issue of 51,428,571 new fully paid ordinary shares at A$0.90 per share to WET's shareholders;
- Payment of $3.6 million cash consideration;
- Raising of $5.03 million under the Private Placement; and
- Cash Transaction costs of $450,000

6.2 Capital structure post Transaction

We set out in the table below the Top 10 shareholders of ARL following the Transaction, the Private Placement and the payment of the Scrip Consideration but excluding the capital raising and the shares and options to be issued under Resolution 7.

Figure 25: Top 10 Shareholders post Transaction

Shareholder	Shares held	Percentage
National Nominees Limited	22,936,309	23.98%
Galfwick Pty Ltd	13,144,286	13.74%
Ganra Pty Ltd	13,144,286	13.74%
Bimosa Pty Ltd	6,557,143	6.86%
Greenworth Pty Ltd	4,371,429	4.57%
Langely Investments Pty LTd	3,535,714	3.70%
Clark Services Pty Ltd	3,535,714	3.70%
Sanjur Pty Ltd	3,032,840	3.17%
Citicorp Nominees Pty Ltd	2,837,124	2.97%
Riverbend Investments Pty Ltd	2,400,171	2.51%
Total	**75,495,016**	**78.93%**

We set out below shares on issue by shareholder block assuming all Resolutions set out in the Notice of Meeting are approved.

Figure 26: Shareholding blocks post Transaction

	Shares on issue	Fully diluted basis
Shares issue to WET's shareholders	51,428,571	51,428,571
Private placement	5,592,000	5,592,000
Shares on issue pre Transaction	38,628,477	38,628,477
Capital raising	35,000,000	35,000,000
Options on issue pre Transaction	-	27,547,000
Option to be issued under Resolution 7	-	5,000,000
Total shares post WET	**130,649,048**	**163,196,048**

We note that as at May 2006, Taurus has a relevant interest in 22,376,309 shares on issue representing 50.6% of the Company and also holds 6,875,000 options.

If all the resolutions are approved by ARL's shareholders, up to 12,000,000 shares will be issued to Taurus under the Capital Raising. Following the Capital Raising, Taurus will reduce its shareholding in the Company from 50.6% to 26.31% (excluding existing options and shares and options to be issue in accordance with Resolution 7).

We set out below our calculations.

Figure 27: Taurus shareholding pre and post Transaction

	Pre	Post
Share on issue	44,220,477	130,649,048
Taurus shares	22,376,309	34,376,309
Taurus Shareholding	**50.6%**	**26.3%**

7 VALUATION METHODOLOGIES

7.1 Introduction

ASIC Practice Note 43 provides guidance on the methodologies that an independent expert should consider when valuing a company for the purpose of forming an opinion as to the fairness of a transaction pursuant to the Corporations Act 2001.

In establishing the fair value of ARL and BCBC in assessing the Transaction, the following valuation methods have been considered:

- capitalisation of future maintainable earnings to which is added the realisable value of any surplus assets
- the market value of listed securities
- the discounted cash flow method
- comparable transactions
- net asset backing
- amount distributable to shareholders on orderly realisation of assets
- amount a potential acquirer may be prepared to pay for the business.

7.2 Capitalisation of future maintainable earnings

The capitalisation of future maintainable earnings multiplied by, an appropriate earnings multiple is a suitable valuation method for businesses that are expected to trade profitably into the foreseeable future. Maintainable earnings are the assessed sustainable profits that can be derived by a company's business and excludes any abnormal or "one off" profits or losses.

As BCBC is in a start-up phase of their business cycle, the Management of BCBC expects to achieve a FME in a 5 year time frame. Therefore we have not applied this methodology in our assessment of BCBC.

ARL is an exploration company with no revenue. Therefore this methodology is not applicable.

7.3 Market value of listed securities

Market value is the price per issued share as quoted on the ASX or other recognised securities exchange. The share market price range would, prima facie, constitute the market value of the shares of a publicly traded company, although such market price usually reflects the price paid for a minority holding or small parcel of shares, and does not reflect the market value offering control to the acquirer.

ARL is listed on the ASX and the share price is sufficient liquid. Therefore we have applied this methodology in our assessment of the equity value of the Company. BCBC is not listed company and therefore we have not applied this methodology in our valuation of BCBC.

7.4 Discounted cash flow method

An analysis of the net present value of projected cash flows, or discounted cash flow method ("DCF"), is a valuation technique based on the premise that the value of the business is the present value of its future cash flows. This technique is particularly suited to a business with a finite life where capital expenditure is a material component of future cash flows.

In applying this method, the expected level of future cash flows are discounted by an appropriate discount rate based on the weighted average cost of capital. The cost of equity capital, being a

component of the weighted average cost of capital ("WACC"), is estimated using the Capital Asset Pricing Model ("CAPM").

Predicting future cash flows is a complex exercise requiring assumptions as to the future direction of the company, growth rates, operating and capital expenditure and numerous other factors. An application of this method generally requires cash flow forecasts for a minimum of five years. Having regard to the unique business model of BCBC and the start-up phase of their business cycle, Grant Thornton Corporate Finance has considered the discounted cash flow method to be our preferred valuation methodology for BCBC on a stand-alone basis.

7.5 Comparable Transactions

The comparable transaction method is the value of similar assets established through comparative transactions to which is added the realisable value of surplus assets. The comparable transactions method uses similar or comparative transactions to establish a value for the current transaction.

Comparable transactions methodology involves applying multiples extracted from the market transaction price of similar assets to the equivalent assets and earnings of the company.

We have referred to the Private Placement as a comparable transaction in the valuation of ARL following the Transaction.

We note that in our analysis of the market positioning of ARL following the Transaction, we have carried out an analysis of KFX, a company listed on the American Stock Exchange, comparable to ARL in terms of technology.

KFX is still start-up company even if in a more advanced phase of their business cycle compared to ARL. KFX incurred material losses over the last years and in accordance with publicly available brokers' reports ("Jefferies & Company), KFX is not expected to trade profitable in the short term. Therefore we have not had regard to KFX in our valuation assessment of ARL.

7.6 Net asset backing

The net asset backing valuation methodology for a company involves an assessment of the assets and liabilities of the company and applying a "fair market value" thereto. Asset backing valuations involve the determination of the net realisable value of the assets used in the business on the basis of an assumed sale of the business to a willing but not anxious buyer. This is not a valuation of a forced sale where assets might be sold at values materially different from their market value.

Having regard to the activity of BCBC and ARL, Grant Thornton Corporate Finance do not consider the net assets an appropriate valuation method.

7.7 Amount on an orderly realisation of assets

The amount that would be distributed to shareholders on an orderly realisation of assets is based on the assumption that a company is liquidated with the funds realised from the sale of its assets, after payment of all liabilities, including realisation costs and taxation charges that arise, being distributed to shareholders.

BCBC and ARL are going concerns and therefore this methodology is not considered appropriate.

7.8 Amount a potential acquirer may pay for the business

The amount that a potential acquirer might be prepared to pay, is a valuation technique that incorporates any circumstances or reasons that a potential acquirer may have (including potential

economies of scale, entry into the market, reduced competition or other factors), in assessing the value of a company.

Apart from this Transaction, at the date of this report neither the Directors nor Grant Thornton Corporate Finance, are aware of any other offers and therefore this method is not considered appropriate for the valuation of BCBC and ARL.

8 VALUATION ASSESSMENT

We consider in this section of our report, the quantitative factors and our assessment of the "fairness" of the Transaction. These considerations should be read in conjunction with our comments on the qualitative aspects or "reasonableness" set out in section 9 of this report.

In order to assess the fairness of the Transaction we have had regard to:

- the assessed equity value per share of ARL prior to the Transaction, having regard to the structure of assets and operations as at 8 June 2005; and

- the assessed equity value per share of ARL following the Transaction on a fully diluted basis having regard to the acquisition of all the issued shares in BCBC, the payment of the Cash and Scrip Considerations and the Private Placement. We note that we have not had regard to the Capital Raising in our assessment given the issue price has not yet been determined.

8.1 Valuation of ARL prior to the Transaction (prior to 8 June 2005)

8.1.1 Introduction

We have assessed the equity value of ARL before the Transaction (i.e. before the announcement of the acquisition of the Option on 8 June 2005) having regard to the share price of ARL on the ASX. We note that the value of the Company before 8 June 2005 refers to the intrinsic value of the nickel exploration assets in Western Australia. As set out in section 4.5 of this report, since the announcement of the acquisition of the Option to acquire all the issued capital of BCBC in June 2005, the share price of ARL incorporated valuation expectations regarding the exercise of the Option and the acquisition of BCBC by ARL. We note the following having regard to the share price movements after the announcement of the Transaction:

- The share price of the Company had low or no reaction to the quarterly announcements regarding the activity of the exploration assets.

- The share price of the Company had large positive oscillations in connection with update information about the performance of BCBC and the announcements of joint ventures signed by BCBC.

Therefore in order to assess the market value of the Company before the Transaction we have referred to the share price performance on the ASX before the announcement of the acquisition of the Option (8 June 2005).

As set out in the Notice of Meeting and Explanatory Statement, the Private Placement is not contingent to the approval of the Transaction. However we have not included the Private Placement in our valuation assessment of ARL before the announcement of the acquisition of the Option due to the following:

- the Private Placement was agreed following to announcement of the Transaction to the market. In this situation, the market is fully informed about the Transaction and has re-priced and assessed ARL shares accordingly;

- it reflects the acquirer's assessment of the market value of the Company following the Transaction adjusting for some risk that the transaction may not proceed; and

- the pricing will not have allowed an accurate comparison of the value per share of ARL before and after the Transaction but rather a judgement of events that occurred between the announcement and the present day.

Given that the Private Placement is not contingent upon the approval of the Transaction, if the Transaction does not proceed, the non-associated shareholders will benefit from the issue price of the Private Placement being materially higher than the share price of ARL before the announcement of the acquisition of the Option.

8.1.2 Market value of listed securities

The market value of listed securities is based on the EMH, which states that the share price at any point in time effectively includes all publicly available information. EMH effectively implies that the share price is always 'correct' at the point in time having regard to what is then generally known, as the price changes 'almost' instantaneously when new information becomes available.

As set out in Section 8.1.1, we have had regard in our assessment of the value per share prior to the announcement of the Transaction to the share price performance of ARL on the ASX before 8 June 2005. We have considered the share trading information in respect of ARL shares from 24 March 2005 (the date of the ARL's re-admission to the ASX) to 8 June 2005 (last trading day before the announcement by ARL that they had acquired the Option) and noted that:

- market capitalisation is material and an appropriate guide to valuation;
- transaction volumes have been relatively consistent over the period of observation;
- the share price increased approximately 50% from 24 March 2005 ($0.20) to 8 June 2005 ($0.270); and
- the share price is sufficiently liquid.

Grant Thornton Corporate Finance believes that the market share price of ARL is a reliable methodology to assess the market value of the Company.

In order to minimise the impact of large oscillations of the share price in the short term, we have analysed the share price of ARL having regard to the VWAP over a number of periods prior to 8 June 2005. The graph below sets out our analysis together with a comparison of the average trading volume per week.

Figure 28: Performance of the share price


600,000
500,000
400,000
300,000
200,000
100,000
0
Volume
30 Mar 05
13 Apr 05
20 Apr 05
27 Apr 05
4 May 05
11 May 05
18 May 05
25 May 05
1 Jun 05
8 Jun 05
Week Ending
Volume
Volume weighted average price
Price (A$)
0.3
0.2
0.1
0.05
0

We set out below an analysis of the share price of ARL over the last week, month and 3 months before 8 June 2005 (i.e. prior to the Option acquisition).

Figure 29: Market value as at 8 June 2005

	1 month Preferred (A$)	3 month Low (A$)	1 week High (A$)
Market value per share	0.280	0.258	0.309

- Grant Thornton Corporate Finance preferred assessed value per share of ARL has been calculated having regard to the VWAP over last month period before the announcement of the acquisition of the Option. We believe this period of observation smooths the impact of large oscillations but incorporates the trend of the share price and the situation of the Company prior to the acquisition of the Option. In addition the material reduction in the trading volume in late May and early June 2005 does not allow a shorter period of observation.

Grant Thornton Corporate Finance has assessed the value per share of ARL before the Transaction within a range of $0.258 and $0.309, with our **preferred assessed value per share of $0.280** based on the market price assessment.

8.2 Valuation assessment of ARL post Transaction

We have assessed the equity value of ARL following the Transaction having regard to the acquisition of BCBC by ARL, the payment of the Cash and Scrip Considerations and the Private Placement.

We have based our assessment of ARL following to the Transaction on the following valuation methodologies:

- Sum of Parts - Following the Transaction, ARL core assets will be comprised of the Nickel Assets that were owned before the announcement of the Option acquisition and 100% of the market value of BCBC. As these assets have different risk and growth characteristics, we have assessed the value of ARL post Transaction as sum of parts of BCBC and ARL prior to 8 June 2005.
- Market value of listed securities - having regard to the share price performance of ARL on the ASX as at the date of this report. We note that given the market is fully informed about the Transaction, based on the EMH, the share price as at today reflects market expectations of the fair value of ARL following to the acquisition of BCBC and the Private Placement; and
- Private Placement – we have regard to the Private Placement as a comparable transaction given the market was fully informed about the Transaction at the time it was completed.

8.2.1 Sum of Parts (SOP)

In our assessment of ARL following to the Transaction based on a Sum of Part valuation methodology, we have had regard to the following:

- Value of ARL prior to 8 June 2005; and
- Value of BCBC.

8.2.1.1 Valuation assessment of ARL prior to 8 June 2005

Prior to the announcement of the Option acquisition in June 2005, the sole asset of ARL was the nickel exploration assets. Therefore, the market value of ARL incorporated only the value of the nickel exploration tenements. Refer to our analysis of the performance of the share price of ARL prior to the announcement of the Option acquisition as set out in section 8.1.2 of this report.

We set out below our assessment of ARL prior to 8 June 2005:

Figure 30: Valuation of ARL (prior to 8 June 2005)

	Preferred	Low	High
	A$	A$	A$
Value per share	0.280	0.258	0.309
Shares on issue	60,175,477	60,175,477	60,175,477
Value of ARL prior to 8 June 2005	**16,858,180**	**15,502,973**	**18,611,790**

To assess the value per share of ARL, we have had regard to a total number of shares on issue equal to 60,175,477, assessed as set out below:

- 38,628,477 shares on issue as at April 2006;
- 21,547,000 potential new shares to be issued on exercise of the existing options that were in the money as at 8 June 2005.

Grant Thornton Corporate Finance has assessed the value of the ARL prior to 8 June 2005 within a range of $15.50 million and $18.61 million, with our **preferred assessed value of $16.85 million.**

8.2.1.2 Valuation assessment of BCBC

Grant Thornton Corporate Finance has assessed the discounted cash flow methodology as our preferred valuation method to value BCBC on a stand-alone basis. We set out below our detailed assessment of BCBC.

Free Cash Flow

The free cash flows set out in the figure below are based on the assumption that BCBC will commercialise the Technology through three joint venture arrangements (Itochu and GBP in 2007 and Datang in 2008).

Figure 31: BCBC cash flow projections

	2006	2007	2008	2009	2010
	US$'000	US$'000	US$'000	US$'000	US$'000
Cash Inflows	8,380	16,138	29,143	52,287	55,916
Cash Outflows	(13,331)	(34,081)	(89,117)	(48,248)	(24,338)
Net cash movement	**(4,951)**	**(17,943)**	**(59,974)**	**4,039**	**31,578**

We have set out in Section 5 the assumptions underlying the projected free cash flow.

Discount rate

We have assessed the discount rate based on the WACC. In our assessment of the WACC we have had regard to the following:

- BCBC is a technology company that provides technology to the JV's in order to produce upgraded coal for use in power generation;
- Coal companies supply the brown coal that is the raw material to which the BCBC technology is applied;
- Energy sector is the industry segment where the upgraded coal is commercialised; and
- BCBC is start-up company.

We believe that an appropriate WACC has to properly reflect these characteristics of BCBC and the sectors affecting its financial performance. We have assessed the WACC of the Company at 29.88%. We set out below the main components of our WACC assessment.

The cost of equity was assessed on the basis of the CAPM using the parameters set out below.

Risk free rate

Assessed at 5.75%, equal to the yield on a five year Australian Commonwealth Government Bond as at 9 May 2006.

Beta

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between returns on an investment and returns on the market as a whole. We have assessed the beta of BCBC having regard to the energy, coal and technology industries.

We set out below our assessed beta of these three industries ungeared and re-geared with the maximum leverage ratio of the Company in the forecast period. Assessed level of Beta is consistent with start-up companies operating in the same industry of BCBC.

Figure 32: **Beta assessment**

Industry	Number of companies	Average market cap US$bn	Average beta ungeared	Geared beta
Energy industry	39	10.73	0.85	0.77
Coal Industry	17	2.77	1.12	1.72
Technology industry	40	6.31	1.08	2.13

Source: Bloomberg

Risk premium

The market risk premium is the extra return received by investors as compensation for the increased level of risk associated with investing in the equity market as opposed to purchasing a risk free asset.

We have assessed the market risk premium equal to 6% as the arithmetic average return on the Australian market from 1974 to 2002. This return is in line with Ibbotson Associates assessment regarding the average return on the US market.

We have then applied a start-up premium of 18% to the WACC in order to account for the following specific risk related to BCBC:

- BCBC is a start-up company and it has not commenced to commercialise the Technology yet;
- The Technology has been tested only in the pilot plant;
- Implementation and commercialisation risks related to the Technology.

Cost of debt and debt ratio

We have assessed the average nominal cost of debt at 12%. In our WACC assessment, we have assumed a debt ratio of 18%, which is the average debt ratio of BCBC in the final year of projections (2010).

We set out in the table below a summary of our WACC calculations of BCBC having regard the assessed betas of the 3 industries as set out above.

Figure 33: **WACC assessment**

	Energy	Coal	Technology
Risk free rate	5.75%	5.75%	5.75%
Beta	0.77	1.72	2.13
Market risk premium	6%	6%	6%
Additional premium	18.0%	18.0%	18.0%
Cost of equity	28.4%	34.1%	36.5%
Cost of debt	12%	12%	12%
Tax shield	3.6%	3.6%	3.6%
Net cost of debt	8.4%	8.4%	8.4%
Debt Ratio	18%	18%	18%
WACC	24.7%	29.3%	31.4%

Source: Calculations

We have weighted the industry WACCs to determine the Company's WACC. The weighting of the WACC is based on our assessment of the most likely level of risk for the business, after considering all other factors taken into consideration in the valuation calculation.

We set out below our calculations:

Figure 34: WACC assessment

	Energy	Coal	Technology
WACC	24.7%	29.3%	31.4%
Weighting	10%	40%	50%
Contribution to WACC	2.47%	11.73%	15.68%
Assessed post tax WACC	**29.88%**		

Source: Calculations

Terminal value

The terminal value has been calculated on the adjusted 2010 free cash flow. In our assessment of the terminal value, we have had regard to a perpetual growth rate of 6% in order to take into account the opportunity to commercialise the Technology in several countries and with several other partners.

In our assessment of the terminal value we have normalised 2010 free cash flow generated by BCBC having regard to the following:

- All plants built by 31 December 2010 operate at full run rate.
- We have included in our free cash flow calculations approximately $15 million of annual capital expenditure in order to support future growth. We note that the Projections provided by BCBC already incorporates $7.13 annual capital expenditure to maintain certain assets of the existing plants (roll maintenance).
- 2010 Free cash flows include a capital expenditure commitment of US$100 million (US$45 million for the BCBC shareholders) in connection with an expansion of the Datang JV capacity. In our assessment of the future maintainable free cash flow we have normalised the impact of this cash outflow on BCBC.

Having regard to the normalised adjustments summarised above, we have assessed future maintainable free cash flow at $72 million.

Valuation of BCBC

We set out in the table below our valuation assessment having regard to the discounted cash flow methodology:

Figure 35: Valuation assessment of BCBC

	2006 US$	2007 US$	2008 US$	2009 US$	2010 US$	Terminal value US$
Nominal cash flow	(4,950,728)	(17,942,564)	(59,974,088)	4,039,462	31,577,615	319,390,918
Discount factor	0.770	0.593	0.456	0.351	0.271	0.271
Discounted cashflow	(3,811,771)	(10,636,527)	(27,373,898)	1,419,562	8,544,126	86,419,330
Sum of cash flows (US$)	**54,560,822**					
Sum of cash flows (A$)	**72,747,763**					

We note that our assessment of BCBC is referred to as a pre money valuation before the injection of the capital required to generate that level of free cash flows.

Sensitivity Analysis

The value of BCBC is sensitive to changes in key operating assumptions, particularly in relation to the Company's WACC.

We set out below a sensitivity analysis with regard to this variable

Figure 36: BCBC sensitivity analysis on sum of discounted cash flows

	WACC				
	30.88%	30.38%	29.88%	29.38%	28.88%
Equity value	64,554,698	68,537,786	72,747,763	77,200,722	81,914,209

Grant Thornton Corporate Finance has assessed the value of BCBC within the range of A$68.54 million and A$77.2 million, with our **preferred assessed value of A$72.75 million,** based on a discounted cash-flow methodology.

Valuation of ARL following the Transaction

Having regard to a SOP valuation methodology, we set out below our assessment of ARL following the Transaction.

Figure 37: Valuation assessment of ARL following the Transaction

	Preferred A$	Low A$	High A$
Assessed value prior to 8 June 2005	16,858,180	15,502,973	18,611,790
Assessed value of BCBC	72,747,763	68,537,786	77,200,722
Equity value	**89,605,943**	**84,040,759**	**95,812,512**
Cash inflow from option exercise	2,297,919	2,297,919	2,297,919
Cash inflow from Private Placement	5,032,800	5,032,800	5,032,800
Transaction costs	(450,000)	(450,000)	(450,000)
Cash consideration	(3,600,000)	(3,600,000)	(3,600,000)
Adjusted equity value	**92,886,662**	**87,321,478**	**99,093,230**
Shares on issue	123,196,048	123,196,048	123,196,048
Equity value per share	**0.754**	**0.709**	**0.804**

To assess the value per share of ARL, we have adjusted our assessment of the ARL prior to the announcement of the Option acquisition (i.e. prior to 8 June 2005) and BCBC for the following:

- As set out in section 4.4 of this report, ARL have approximately 27.55 million of options on issue. 21.55 million of options were already in the money as at 8 June 2005, therefore their value on a fully diluted basis is already incorporated in the value of ARL prior to the Transaction. We have included in this assessment of ARL post Transaction, the cash inflow from the exercise of the 6 million existing options that were out of the money as at 8 June 2005. However we have discounted the nominal cash inflow of $2.4 million to account for the period to 24 March 2007 in which the options are in escrow.

- Cash inflow of $5.03 million raised from the Private Placement.

- Cash outflow for the payment of the Cash Consideration.
- We have assessed cash transaction costs related to the Transaction and the Private Placement at $450,000.
- We have calculated the value per share on a fully diluted basis having regard to the total number of shares equal to 123,196,048 as set out below:
  - 38,628,477 shares on issue prior to the Transaction;
  - 27,547,000 shares issued on the exercise of the existing options;
  - 51,428,571 New Shares issued to WET as Scrip Consideration; and
  - 5,592,000 shares issued under the Private Placement.

Grant Thornton Corporate Finance has assessed the value of ARL following the Transaction within the range of A$0.709 and A$0.804 per share, with our **preferred assessed value of A$0.754, per share** based on a sum-of-parts methodology.

8.2.2 Market value of listed securities

The market value of listed securities is based on the EMH, which states that the share price at any point in time effectively includes all publicly available information. EMH effectively implies that the share price is always 'correct' at the point in time having regard to what is then generally known, as the price changes 'almost' instantaneously when new information becomes available.

We note that the Company announced to the market in April 2006 the execution of a S&P for the acquisition of all issued shares in the Company and the completion of the Private Placement. Therefore the market is fully informed about the Transaction and fully capable to make its own assessment regarding the value of ARL following to the Transaction.

We have had regard to the share price of ARL following the announcement of the Transaction as one of our valuation methodology.

We have considered the share trading information in respect of ARL shares and noted that:

- market capitalisation is material and an appropriate guide to valuation;
- transaction volumes have been relatively consistent over the period of observation;
- the share price increased approximately 264% from 8 June2005 ($0.28) to 12 May 2006 following the announcement of the Transaction; and
- the share price is sufficiently liquid with a number of daily transactions.

Grant Thornton Corporate Finance believes that the market share price of ARL is a reliable methodology to assess the market value of the Company following the Transaction.

In order to minimise the impact of large oscillations of the share price in the short term, we have analysed the share price of ARL having regard to the VWAP over a number of periods prior to 12 May 2006. The graph below sets out our analysis together with a comparison of the average trading volume per month.

Figure 38: Performance of the share price


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Volume
1.2
1
0.8
0.6
0.4
0.2
0
Price (A$)
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Volume
Volume weighted average price

Source: Bloomberg and calculations
Note: June 2005 and May 2006 are part months

We set out below an analysis of the share price of ARL between the announcement of the Transaction (13 April 2006) and 12 May 2006.

Figure 39: Market value

	1 week Preferred (A$)	1 month High (A$)
Market value per share	1.018	1.026

Grant Thornton Corporate Finance preferred assessed value per share of ARL has been calculated having regard to the VWAP over the one week period prior to 12 May 2006. We believe this period of observation smooths the impact of large oscillation but incorporates the recent trend of the share price and the current valuation prescribed to the various announcements made by the Company in relation to the Transaction.

Grant Thornton Corporate Finance has assessed the value per share of ARL following the Transaction at $1.018 per share based on the market price assessment.

8.2.3 Comparable transaction valuation methodology

Grant Thornton Corporate Finance has determined that the comparable transaction method is an appropriate valuation methodology for ARL.

ARL announced on 19 April 2006 the placement of 5.59 million of new fully paid ordinary shares in the Company at A$0.90 per share to raise A$5.03 million.

We have had regard to this transaction as a comparable transaction for our assessment of ARL post Transaction given the following:

- The market was fully informed about the Transaction;
- The shares will be issued to sophisticated investors; and
- It refers to a minority/parcel shareholding as the shareholding traded by non associated shareholders.

Grant Thornton Corporate Finance has assessed the value per share of ARL at A$0.90 based on the comparable transactions valuation methodology.

8.2.4 Summary of the assessed value of ARL

Our approach to the valuation of ARL following the Transaction has had regard to:

- *Sum-of-parts* – having regard to the DCF based valuation of BCBC and the market based valuation of ARL prior to the Transaction as at 8 June 2005;

- *Market value of listed securities*– having regard to the volume weighted share-price of ARL; and

- *Comparable transaction.*

We set out in the table below our assessed value per share of ARL following the Transaction.

We note that we have equally weighted each methodology

Figure 40: Summary of ARL value per share assessment following the transaction

	Sum of parts	Market valuation	Comparable transaction
	A$	A$	A$
Equity value of ARL	92,886,662	125,429,262	110,876,443
Shares on issue	123,196,048	123,196,048	123,196,048
Value per share	**0.754**	**1.018**	**0.90**
Weighting	33%	33%	33%
Preferred assessed value	**0.891**		

Grant Thornton Corporate Finance has assessed the value per share of ARL following the Transaction within a range of $0.754 and $1.018 per share, with our **preferred assessed value per share of $0.891.**

8.3 Grant Thornton Corporate Finance premium for control assessment

A control premium is appropriate in situations where an offeror is seeking to obtain the benefits associated with the ability to control the strategy and operations of its target and, in particular, the cash flows of that company.

In recent years, takeover bids for companies listed on the ASX have usually attracted premiums of between 15 and 40 per cent to the share market price at the time of the announcement of the bid.

A takeover or control premium is a market concept not a technical valuation methodology being an outcome of the valuation process rather than a determinant of value. A technical valuation assumes 100 per cent of the underlying assets of the company, rather than a premium for acquiring a controlling stake over the issued shares of a company listed on a stock exchange. A takeover or control premium may also be appropriate where an offeror can exploit the particular business so that a greater value is achieved, for example through operational synergies.

ASIC Policy Statement 74 states that the expert should give an opinion as to whether a vendor, the company (in this case ARL) or any other person will receive any premium for control of the company (ARL) as a result of the proposed acquisition.

If the Transaction is approved, and all the resolutions passed, no single shareholder of WET will hold a relevant interest in the Company greater than 13.74% (i.e. 10.06% following the Capital Raising but excluding shares and options to be issued in accordance with Resolution 7). Under the specific circumstances of the Transaction we therefore believe that a premium for control is not appropriate given a premium has already been included in the market price of ARL by virtue of the market re-rating following the ASX announcement on 8 June 2005 as follows:

- the market value of all issued capital of BCBC contributed by WET to ARL will allow ARL and, by extension its shareholders, to benefit from a re-rating of the Company by the market following the Transaction. In this regard we note that the share price of the Company has increased by approximately 264% since the announcement of the acquisition of the Option to acquire all issued capital of BCBC;

- the Company prior to the Transaction, as at 8 June 2005, was a shell company listed on the Stock Exchange carrying out exploration on newly acquired prospective nickel exploration projects in Western Australia and was not generating any revenue and was cash flow negative. Further, quarterly announcements since 2005 in relation to exploration activity have had little or no impact on the share price of the Company which further indicates the re-rating of the Company can be attributed to the Technology announcements;

- in accordance with resolution 4, the company will undertake a further capital raising of 35 million new fully paid ordinary shares that will further dilute WET's shareholders at a price of no less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date of the Prospectus; and

- if the Transaction were not approved, it is our opinion the market price of the Shares would return to price levels similar to those observed prior to the announcement on 8 June 2005 (being a VWAP of $0.28)

8.4 Valuation assessment of the transaction – "fairness"

We set out below a comparison between our assessment of the value per share of ARL before and after the Transaction to assess whether the Transaction is fair to the non-associated shareholders.

Figure 41: Valuation summary of ARL prior to 8 June 2005 and after the Transaction

	Preferred Value	Low Value	High Value
Value per ARZ share before 8 June 2005 (A$)	0.280	0.258	0.309
Value per ARZ share after the Transaction (A$)	0.891	0.754	1.018
Assessed increase in value (A$)	0.611	0.496	0.709
Assessed increase in value (%)	217.9%	192.7%	229.2%

Grant Thornton Corporate Finance has assessed one ARL share to have a preferred assessed value of **$0.280 per share** prior to 8 June 2005 (i.e. announcement of the Option acquisition).

Grant Thornton Corporate Finance has assessed one ARL share to have a preferred assessed value of **$0.891 per share** following the Transaction.

On preferred value basis one ARL share following the Transaction is $0.611 or 217.9% higher than our preferred assessed value before the Transaction.

Accordingly, in the opinion of Grant Thornton Corporate Finance, the Transaction is fair to the non-associated shareholders of ARL.

As the Transaction contains elements which we believe impact both qualitative and quantitative factors, we recommend non-associated shareholders carefully consider the quantitative considerations in conjunction with the qualitative considerations set out below.

9 ADVANTAGES AND DISADVANTAGES OF THE TRANSACTION – "REASONABLENESS"

On a qualitative basis, we have had regard to the reasonableness of the Transaction as a whole.

In respect of the Transaction, we set out below a summary of the advantages and disadvantages to the non-associated shareholders. These qualitative factors should be considered in conjunction with the quantitative factors discussed in Section 8.

Advantages

- If the Transaction is approved, WET will become a fully owned subsidiary of ARL giving the opportunity to the ARL's shareholders to participate in the future development of the Technology;

- Following to the Transaction, the size and liquidity of ARL on the ASX as well as the coverage of the Company by financial institutions will materially increase, enhancing the opportunity for the current shareholders to liquidate their investment at a fair market value;

- WET has currently signed three agreements for the commercialisation of the Technology in China, Indonesia and Japan with substantial smelter, mining and trading houses. Should the application of the Technology be successful in these countries, ARL will have the opportunity to complete similar agreements with several other companies in different jurisdictions;

- Agreements with substantial smelter, mining and trading companies of the nature described above, increases the ability of ARL to attract financial, human and technical resources on a scale commiserate with the opportunities in this sector around the world;

- After the Transaction, ARL will become a diversified resource group with unique coal technology capabilities which may give rise to additional blue sky opportunities which have not been considered in this report;

- Companies operating in this type of industry (upgraded calorific coal) usually benefit from a relatively higher valuation by the market compared with nickel exploration companies (being the business of ARL prior to the Transaction, as at 8 June 2005);

- The size of ARL following the Transaction is likely to result in an increase in the bargaining power and critical mass of the Company;

- If the Transaction proceeds, due to its increased size, the Company will have better opportunities to access debt funding and equity raising opportunities in the capital markets and will more likely be in a better position to fund future investment opportunities, either from internally generated funds or by further accessing debt or equity markets;

- Subject to future levels of profitability and operating cash flows, the Company may have an enhanced ability to pay dividends to shareholders in the future;

- At the date of this report, we are not aware of a takeover bid or an alternative offer for ARL, which is more favourable than the Transaction detailed in this report; and

- ARL's Independent Director has approved the proposal to put the Transaction to ARL shareholders for approval.

Disadvantages

The disadvantages of the Transaction for the non-associated shareholders of ARL are:

- Following the Transaction, WET's shareholders will hold approximately 39.36% of all issued shares in the Company following the Transaction and the Capital Raising (equivalent to 32.51% on a fully diluted basis including the existing options on issue as at the date of this report but excluding shares and options to be issued under Resolution 7 as set out in the Notice of Meeting) and there will be a material dilution of individual shareholders' interests which, in turn, will reduce the capacity of the current ARL shareholders to influence strategic decisions.

- Following the Transaction and the payment of the Scrip Consideration, the free float percentage of the stock will materially decrease.

- The investment focus of the Company following approval of the Transaction may not be consistent with the investment objectives of all Shareholders;

- The Shareholders of the Company will bear the risk of the Company not being able to implement and scale the Technology as expected in the agreements entered into by BCBC;

- WET and by virtue ARL, will hold a minority interest in some of the operating joint ventures and therefore will not be able to unilaterally cause the joint ventures to adopt a particular budget, pay dividends or other strategic decisions.

- Further funding may be required by the Company to support its ongoing activities and operations. There can be no assurance that such funding will be available on satisfactory terms or at all. Any inability to obtain finance will adversely affect the business and financial condition of the Company and, its performance.

We have considered the likely advantages and disadvantages of the Transaction for the non-associated shareholders, and the advantages and disadvantages for the same shareholders if the Transaction does not proceed. It is the opinion of Grant Thornton Corporate Finance that the benefits, (in the absence of an alternative proposal), that are likely to accrue to the shareholders as a result of the Transaction outweigh the disadvantages if the Transaction does not proceed.

Accordingly, in the opinion of Grant Thornton Corporate Finance, the Transaction is reasonable.

In the opinion of Grant Thornton Corporate Finance, the Transaction is fair and reasonable to the non-associated shareholders.

10 SOURCES OF INFORMATION, DISCLAIMER AND CONSENTS

10.1 Sources of information

In preparing this report Grant Thornton Corporate Finance has used various sources of information, including:

- The Prospectus of ARL dated on or around March 2005;
- Notice of Meeting and Explanatory Statement dated on or around 16 May 2006,
- BCBC's Projection for a 5 year time frame;
- Share and sale agreement;
- Sinclair Knight Merz report on the Technology
- Discussions with directors and key executives of BCBC and ARL;
- Various Brokers' Reports;
- Bloomberg; and
- Other publicly available information.

10.2 Qualifications and independence

Grant Thornton Corporate (NSW) Pty Limited holds Australian Financial Service Licence number 247140 under the Financial Services Reform Act 2001 and its authorised representatives are qualified to provide this report

Grant Thornton Corporate Finance provides a full range of corporate finance services and has advised on numerous takeovers, corporate valuations, acquisitions, and restructures. Prior to accepting this engagement, Grant Thornton Corporate Finance considered its independence with respect to ARL and all other parties involved in the Transaction with reference to the ASIC Practice Note 42 "Independence of Expert's Reports" and Professional Statement F1 "Professional Independence" issued by the Institute of Chartered Accountants in Australia and concluded that there are no conflicts of interest with respect to ARL, it's shareholders and all other parties involved in the Transaction.

Glossary

AIFRS	Australian Equivalents to the International Financial Reporting Standard
ARL	Amerod Resources Limited
ASX	Australian Stock Exchange
BCBC	Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd
BCBC Projections	ARL management forecasts for BCBC for the 6 months to 30 June 2006 and for the 12 months to 31 December 20065 years to 31 December 2010
BR	PT Bayan
Capital raising	The issue of 35,000,000 new fully paid ordinary shares of the Company at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date of the Prospectus
Cash Consideration	$3.6 million in accordance with clause 3.2 of the S&S
the Company	Amerod Resources Limited
Consideration	The payment of the Cash Consideration and the Scrip Consideration
Datang	Datang International Power Generation Co. Ltd, China
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
EMH	Efficient Market Hypothesis
FME	Future Maintainable Earnings
FY	Financial year
Grant Thornton Corporate Finance	Grant Thornton Corporate (NSW) Pty Ltd
HoA	Heads of Agreement
IPO	Initial Public Offering
Itochu	Itochu Corporation, Japan
JV1 Marketing Co or JV1	The Company established by the parties to the relevant HoA that purchases the unprocessed coal for JV2 and sells the upgraded coal produced by JV2
JV2 Tolling Co or JV2	The Company established by the parties to the relevant HoA that builds, owns and operates the coal processing plants
K-Fuel	The patented coal upgrading process developed and owned by KFX
KFX	KFx Inc.
Option	The option via a converting note agreement purchased from WET to acquire the entire issued capital of BCBC.
the Parties	ARL and WET
Private Placement	The placement of 5,592,000 shares at an issue price of $0.90 to various client's of Crosby Capital Limited
PT Bayan	PT Bayan Resources, Indonesia
S&S	Share and Sale Agreement for the acquisition of all issued capital in BCBC by ARL
Scrip Consideration	51,428,571 new fully paid ordinary shares in ARL
Spike	Spike Networks Limited
Taurus	Taurus Advisory Group LLC
Technology	The exclusive licence to use a patented process to treat relatively poor quality coal into higher quality, more environmentally friendly coal with resultant benefits at both the transportation and processing level.
Transaction	The acquisition by ARL of 100% of the issued capital of WET, as set out in Section 1 of the Explanatory Statement
WET	White Energy Technology Limited

APPENDIX A

FINANCIAL SERVICES GUIDE

16 May 2006

1. Grant Thornton Corporate (NSW) Pty Limited

Grant Thornton Corporate (NSW) Pty Limited ("Grant Thornton Corporate Finance") carries on a business at Level 17, 383 Kent Street, Sydney NSW 2000. Grant Thornton Corporate Finance holds Australian Financial Services Licence No 247140 authorising it to provide financial product advice in relation to securities and superannuation funds to wholesale and retail clients.

Grant Thornton Corporate Finance has been engaged by Amerod Resources Limited ("ARL" or "the Entity") to provide general financial product advice in the form of an independent expert's report ("ARL Report") in relation to the proposed acquisition of White Energy Company Limited ("WET"), which is included in a Explanatory Statement provided to you as a shareholder of ARL.

2. Financial Services Guide

This Financial Services Guide ("FSG") has been prepared in accordance with the Corporations Act 2001 and provides important information to help retail clients make a decision as to their use of general financial product advice in a report, the services we offer, information about us, our dispute resolution process and how we are remunerated.

3. General Financial Product Advice

In our Report we provide general financial product advice. The advice in a report does not take into account your personal objectives, financial situation or needs.

Grant Thornton Corporate Finance does not accept instructions from retail clients. Grant Thornton Corporate Finance provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Thornton Corporate Finance does not provide any personal retail financial product advice directly to retail investors nor does it provide market-related advice directly to retail investors.

4. Remuneration

When providing the ARL Report, Grant Thornton Corporate Finance's client is the Entity. Grant Thornton Corporate Finance receives its remuneration from the Entity. In respect of the ARL Report, Grant Thornton Corporate Finance will receive from ARL a fixed fee based on commercial rate plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 10.2 of the ARL Report). Our directors and employees providing financial services receive an annual salary, a performance bonus or profit share depending on their level of seniority

Except for the fees referred to above, no related body corporate of Grant Thornton Corporate Finance, or any of the directors or employees of Grant Thornton Corporate Finance or any of those related bodies or any associate receives any other remuneration or other benefit attributable to the preparation of and provision of the ARL Report.

5. Independence

Grant Thornton Corporate Finance is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Thornton Corporate Finance is stated below (and also stated in Section 10.2 of the ARL Report).

"Grant Thornton Corporate Finance and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with ARL (and associated entities) or WET (and associated entities) that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Transaction.

Grant Thornton Corporate Finance has no involvement with, or interest in the outcome of the Transaction, other than the preparation of this report.

Grant Thornton Corporate Finance will receive a fixed fee based on commercial rates for the preparation of this report. This fee is not contingent on the outcome of the Transaction. Grant Thornton Corporate Finance's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Thornton Corporate Finance will receive no other benefit for the preparation of this report.

Grant Thornton Corporate Finance considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

6. Complaints Process

Grant Thornton Corporate Finance has an internal complaint handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No F-3986. All complaints must be in writing and addressed to the Chief Executive Officer at Grant Thornton Corporate Finance. We will endeavour to resolve all complaints within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with the complaint can be referred to the Financial Industry Complaints Service who can be contacted at:

PO Box 579 – Collins Street West
Melbourne, VIC 8007
Telephone: 1800 335 405

Grant Thornton Corporate Finance is only responsible for the ARL Report and this FSG. Complaints or questions about the Explanatory Memorandum should not be directed to Grant Thornton Corporate Finance, which is not responsible for that document. Grant Thornton Corporate Finance will not respond in any way that might involve any provision of financial product advice to any retail investor.

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

24 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

Amerod Resources Limited
Notice of Extraordinary General Meeting, Independent Experts Report and Share Purchase Plan

Further to the ASX announcement dated 13 April 2006, please find attached:

(i) Notice of Extraordinary General Meeting to be held on 28 June 2006

(ii) Independent Experts Report in relation to Resolutions to be considered at the Extraordinary General Meeting

(iii) Share Purchase Plan documentation.

These documents will be posted to shareholders on 30 May 2006 for their consideration.

Yours faithfully

DAVID FRANKS
Company Secretary
Amerod Resources Limited

AMEROD RESOURCES LIMITED

ABN 62 071 527 083

NOTICE OF GENERAL MEETING

TIME: 9:00am (EST)

DATE: 28 June 2006

PLACE: Hunter Bay Partners
Level 5, Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (02) 9419 2966.

CONTENTS PAGE

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders of Amerod Resources Limited which this Notice of Meeting relates to will be held at 9:00am (EST) on 28 June 2006:

Hunter Bay Partners
Level 5, Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed:

(a) send the proxy form by post to Amerod Resources Limited, Suite 206, The Bentleigh, 1 Katherine Street, Chatswood, New South Wales, 2067; or

(b) by facsimile to the Company on facsimile number (02) 9419 2944,

so that it is received not later than 9:00am EST on 26 June 2006.

Proxy forms received later than this time will be invalid.

Dear Shareholder

The Directors of Amerod Resources Limited (**Amerod** or **Company**) recently announced that it had entered into an agreement to acquire 100% of the issued capital of White Energy Technology Limited (**White Energy**), a company which holds (though its subsidiaries) an exclusive licence to a world leading patented coal technology (**Transaction**).

Enclosed you will find a Notice of Meeting and Proxy Form, together with an Explanatory Statement, dealing with all the resolutions that the Directors are asking you to consider ahead of the General Meeting of Shareholders at which those resolutions will be put to you, scheduled for 28 June 2006. The purpose of the General Meeting is to obtain all Shareholder approvals necessary to implement the Transaction and put the Company in a position to raise funds for the Company's new business.

As the Transaction will involve a significant change in the nature and scale of the Company's activities, the Company will need to comply with ASX's requirements for re-admission to its Official List. The process will also require the Company to raise funds under a prospectus in order to fund the Company's new business activities following the completion of the Transaction.

I strongly recommend you carefully read the Explanatory Statement in relation to the proposed Transaction and the relevant Shareholder resolutions, in particular, the report by the Independent Expert, Grant Thornton Corporate Finance, who have concluded that the Transaction is **fair and reasonable** to the non-associated shareholders in the Company.

The independent Director of Amerod recommends that Shareholders vote in favour of each and every resolution set out in this Notice.

Yours sincerely

JOHN MCGUIGAN
Non-Executive Chairman

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders of Amerod Resources Limited will be held at Hunter Bay Partners, Level 5, Grafton Bond Building, 201 Kent Street, Sydney, New South Wales at 9:00am EST on 28 June 2006.

The Explanatory Statement to this Notice Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company on 26 June 2006 at the close of business.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

Resolution 1 – Change of Activities

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, subject to the passing of Resolutions 2, 3, 4 and 6, for the purposes of Listing Rule 11.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to make a significant change in the nature and scale of its activities as described in the Explanatory Statement accompanying this Notice."*

Short Explanation: The Listing Rules require the Company to seek shareholder approval where it proposes to make a significant change to the nature or scale of its activities. Please refer to the Explanatory Statement for details.

Voting Exclusion: The Company will disregard any votes cast on this Resolution by a person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the Resolution is passed, or any associate of those persons.

Resolution 2 – Change of Name

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **special resolution**:

> *"That, subject to the passing of Resolutions 1, 3, 4 and 6, for the purposes of Section 157(1) of the Corporations Act and for all other purposes, the name of the Company be changed to "White Energy Company Limited"."*

Short Explanation: The Company proposes to change its name to more accurately reflect the proposed future activities of the Company.

Resolution 3 – Issue of securities for the acquisition of White Energy Technology Limited

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 4 and 6, for the purposes of Item 7 of Section 611 of the Corporations Act, Listing Rules 7.1, 10.1 and 10.11 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue approximately 51,428,571 fully paid shares in the capital of the Company to the shareholders of White Energy Technology Limited as consideration for the acquisition of all of the issued shares in White Energy Technology Limited and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

Short Explanation: As part of the acquisition of White Energy Technology Limited, securities will be issued by the Company to the shareholders in White Energy Technology Limited. Accordingly, shareholder approval is being sought for the purposes of ASX Listing Rule 7.1 to allow those parties to be issued securities in the Company. Under Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12 month rolling period without shareholder approval. By obtaining the prior approval of shareholders for the issue of securities proposed under this Resolution, the Company retains the flexibility to make future issues of securities up to that threshold. In addition, the shareholders in White Energy Technology Limited will acquire a relevant interest in greater than 20% of the voting shares in the Company post completion of the acquisition. Accordingly, shareholder approval is being sought in accordance with Item 7 of Section 611 of the Corporations Act. Approval is also required in order to comply with the Listing Rule requirements for the Company to issue Shares to entities associated with John McGuigan and John Atkinson (Directors of the Company), under related party provisions. Please refer to the Explanatory Statement for details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by the shareholders in White Energy Technology Limited a person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed and any associates of those persons.

Resolution 4 – Allotment and Issue of Shares – Capital Raising

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 3 and 6, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 35,000,000 fully paid ordinary shares in the capital of the Company at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued on the terms set out in the Explanatory Statement accompanying this Notice."

Short Explanation: Under Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12 month rolling period, without shareholder approval. By obtaining the prior approval of Shareholders for the issue of securities proposed under this resolution, the Company retains the flexibility to make future issues of securities up to that threshold. Please refer to the Explanatory Statement for details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

Resolution 5 – Participation of Directors in the Capital Raising

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 208 of the Corporations Act, Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 2,000,000 Shares under the Capital Raising to the Directors of the Company (or their nominees) on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

Short Explanation: Under the ASX Listing Rules and the Corporations Act, an issue of securities to a director requires prior shareholder approval. The Directors of the Company wish to participate in the Capital Raising referred to in resolution 4. For the purposes of ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act, shareholder approval is being sought to allow the Directors to be issued securities in the Company.

Voting Exclusion: The Company will disregard any votes cast on this resolution by the current and proposed directors of the Company and any of their associates.

Resolution 6 – Participation of Taurus Advisory Group LLC in the Capital Raising

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, subject to the passing of Resolutions 1, 2, 3 and 4, for the purpose of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, Section 611 of the Corporations Act and all other purposes, the Directors be authorised to issue to Taurus Advisory Group LLC or its nominee up to 12,000,000 Shares under the Capital Raising on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

Short Explanation: Taurus Advisory Group LLC (**Taurus**) holds approximately 50.6% of the issued capital of the Company. Approval is being sought to issue Taurus up to 12,000,000 Shares under the Capital Raising referred to in resolution 4. Shareholders should refer to the Explanatory Statement and the Independent Expert's Report for details. Under Listing Rule 7.1, the Company may issue up to 15% of its issued capital in any 12 month rolling period without shareholder approval. By obtaining the prior approval of Shareholders for the issue of securities proposed under this Resolution, the Company retains the flexibility to make future issues of securities up to that threshold.

Voting Exclusion: The Company will disregard any votes cast on this resolution by a person who may participate in the proposed issue and any persons who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed and any associates of those persons.

Resolution 7 – Issue of Options – Share Purchase Plan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 5,000,000 options to acquire fully paid ordinary shares in the capital of the Company on the terms set out in the Explanatory Statement accompanying this Notice."

Short Explanation: Under Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12 month rolling period without shareholder approval. By obtaining the prior approval of Shareholders for the issue of securities proposed under this resolution, the Company retains the flexibility to make future issues of securities up to that threshold. Please refer to the Explanatory Statement for details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

Resolution 8 – Adoption of Incentive Option Scheme

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to adopt an incentive option scheme (**Scheme**), a summary of which is set out in the Explanatory Statement accompanying this Notice of Meeting."*

Short Explanation: The Scheme is designed to be an incentive to key people who assist in the successful development and operation of the Company. Please refer to the Explanatory Statement for further details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by the Directors (except those who are ineligible to participate in the Scheme), and any of their associates.

Resolution 9 – Ratification of Issue of Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, shareholders ratify the allotment and issue of 5,592,000 fully paid ordinary shares in the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."*

Short Explanation: An equity issue can be ratified by shareholders in accordance with the Listing Rules. This allows the Company flexibility to issue securities in the future up to the threshold of 15% of its total ordinary shares in any 12 month period. Please refer to the Explanatory Statement for details.

Voting Exclusion: The Company will disregard any votes cast on this resolution by any person who participated in the issue of the Shares and any of their associates.

DATED: 15 May 2006

BY ORDER OF THE BOARD

DAVID FRANKS
COMPANY SECRETARY

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the General Meeting to be held at Hunter Bay Partners, Level 5, Grafton Bond Building, 201 Kent Street, Sydney, New South Wales on 28 June 2006 at 9:00am (EST).

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for Shareholders in connection with the General Meeting of the Company.

1.1 Overview

In June 2005, Amerod announced that it has signed a six month option (which has subsequently been extended to 31 August 2006) via a converting note agreement with White Energy to acquire White's world leading patented coal briquetting technology. This technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

On 13 April 2006, the Company announced that it had exercised the option and had entered into a Share Sale Agreement with the shareholders in White Energy, under which Amerod agreed to acquire 100% of the issues capital in White Energy (**Transaction**).

Having conducted a substantial amount of research into numerous opportunities and proposals, the Directors are of the opinion that the proposed Transaction represents a significant opportunity for Shareholders.

In the event all of the Resolutions are not approved by Shareholders, the Company's securities will commence trading again on ASX on the basis of its current operations.

Indicative Timetable

Event	Date
Announcement of Transaction	13 April 2006
Lodgement of Prospectus with the ASIC	31 May 2006
Closing Date of Offer under the Prospectus	16 June 2006
Snapshot date for eligibility to vote at the General Meeting (which is the date on which you must own Shares)	26 June 2006
Suspension of trading in Company's securities	27 June 2006
General Meeting to approve Transaction	28 June 2006
Allotment and issue of Shares pursuant to the Prospectus	28 June 2006
Anticipated date the suspension of trading is lifted	30 June 2006

The above dates are indicative only and may change without prior notice to Shareholders.

1.2 Background on White Energy and the Coal Technology

White Energy is an unlisted Australian public company. It was established with the objective of commercialising coal technologies which are aimed at improving the economics, utilisation and environmental performance of coal. Currently it is focused on the commercialisation of a new technology for the upgrading of low energy coals so that they can be efficiently and safety transported and utilised in modern power plants without loss of efficiency and improved overall environmental impacts.

White Energy also has a process for the production of metallurgical coke from less costly and more widely available non-coking coals, which was invented by CSIRO, Australia's premier research and development organisation.

The current management of White Energy consists of a number of highly regarded coal industry veterans including:

(a) Mr Travers Duncan

Mr Duncan has extensive experience in the coal sector including the finance and development of the Piparwar Coal Mine in India and development of the North Goonyella Coal Project in Queensland. Mr Duncan is Chairman of White Mining Limited and Deputy Chairman and major shareholder of Felix Resources Limited.

(b) Mr Keith Clark

Mr Clark has 35 years experience in the research and development of coal and mineral processing. He is the co-inventor and instigator of the patent covering the patented coal technologies.

White Energy has two wholly owned subsidiaries, being Bidderless Coal Briquetting Company Pty Ltd (**BCBC**) and Coking BCB Pty Ltd. BCBC holds the exclusive worldwide licence to a patented technology that generates closer bonding between coal particles with effect that the resultant coal:

(a) has a high energy content;

(b) can be transported more cost effectively due to a significant reduction in moisture content;

(c) has a controlled and consistent size and chemistry;

(d) has a significantly lower risk of spontaneous combustion; and

(e) has significant greenhouse gas emission benefits.

The patented process involves the crushing and drying of low value coals, resulting in the removal of the water content of the coal, and converting the product into a higher energy content, stable briquette.

In addition to the upgrading of sub-bituminous coals, the BCBC process has been shown to produce a sized product of consistent quality for use as a reductant in electric arc smelters for alloy metals and the steel making processes that require a consistent sized feed.

Having spent years refining the technology, BCBC is now in commercial negotiations to exploit the technology in Indonesia and China. To that end,

BCBC has signed heads of agreements with Itochu Corporation of Japan, Datang International Power Generation Company of the Peoples Republic of China and PT Bayan Resources of Indonesia.

1.3 Background of the Coal Industry

Coal is one of the worlds major sources of energy with over 4.5 billion tonnes produced in the year 2000. It is predicted to be the major energy source for the next 50 years.

Two distinct categories of coal exist:

(a) steam coal or energy coal – used in electricity generation; and

(b) coking coal – used in the steel industry (blast furnace iron).

Coal power generators are used in large numbers, particularly in developing countries. The supply of coal to these power generators is critical for the ongoing development of the economy.

The largest coal consuming economies are the Peoples Republic of China, USA and Indonesia.

China is the largest coal producer in the world with recent predictions suggesting its energy sector will grow 15% year on year with a major part being coal based. A huge potential for expansion exists in the relatively undeveloped sub-bituminous coal fields of inner Mongolia. To supply the most rapidly growing energy market in southern China, the coal must be transported many thousands of kilometres. Under such circumstances, the economic benefits of transporting the coal as a low moisture, higher energy briquette are significant.

There is an estimated 57.8 billion tonnes of coal deposits across Indonesia. Around 60% of Indonesian resources are considered low-calorific value-lignite coal, with high calorific value bituminous coal accounting for only 14%. Indonesia has large reserves of sub-bituminous coal. A limitation to the exploitation of the Indonesian sub-bituminous coal is its higher moisture. The BCBC process is ideal for upgrading these sub-bituminous coals so that they can be transported and utilised similar to the substantially higher valued bituminous coals.

The powder river basin and region of USA is currently the largest sub-bituminous coal producing region in the world, with an annual output of over 350 million tonnes of coal (more than the total coal production of Australia). The major market for this coal is US power utilities who have switched from a local bituminous coals in order to avoid the need for costly flue gas desulphurisation plants. The low sulphur powder river basin and coals have very high inherent moistures which result in substantially lower power generation efficiency and higher transportation costs. As a result, coal producers in the powder river basin represent a significant opportunity for BCBC.

1.4 Summary of the Terms of the Transaction

On 13 April 2006, Amerod entered into a Share Sale Agreement with White Energy and the shareholders in White Energy (**Vendors**) under which Amerod agreed to purchase 100% of the issued capital in White Energy from the Vendors. The material terms and conditions of the agreement are set out below:

(a) **(Conditions Precedent)**: the agreement is subject to Amerod Shareholders approving the issue of Shares to the Vendors as contemplated by the agreement;

(b) **(Consideration)**: the consideration payable by Amerod to the Vendors shall be satisfied by Amerod:

(i) allotting and issuing 51,428,571 Shares to the Vendors; and

(ii) paying the sum of $3,600,000 to the Vendors. $500,000 of this amount is payable as a deposit upon execution;

(c) **(Escrow)**: the Vendors agree and acknowledge that the Shares to be issued to them as consideration will be issued subject to any escrow restrictions imposed by ASX;

(d) **(Settlement)**: settlement of the agreement shall take place 2 business days after satisfaction of the above condition precedent;

(e) **(Representations and Warranties)**: the agreement contains standard representations and warranties from the Vendors relating to:

(i) the structure and ownership of the issued share capital of White Energy and its subsidiaries;

(ii) the accuracy of the most recent financial accounts and other records of White Energy and its subsidiaries; and

(iii) the status and the validity of the intellectual property owned by White Energy and its subsidiaries; and

(f) **(Governing Law)**: the agreement is governed by the laws of Western Australia.

1.5 Pro-Forma Statement of Financial Position

Set out in Schedule 1 is an unaudited statement of financial position of the Company as at 31 March 2006, together with the pro-forma statement of financial position following completion of the Transaction and the Placement.

1.6 Capital Structure

The effect on the capital structure of the Company as a result of the Transaction and the Capital Raising is set out below:

Shares	Number
Shares on issue at date of this Notice	44,220,477
Shares to be issued to White Energy shareholders	51,428,571
Total Shares on issue prior to Capital Raising	**95,649,048**
Shares to be offered under the Capital Raising	35,000,000
Total Shares*	**130,649,048**

* As announced to the market on 13 April 2006, the Company intends to implement a Share Purchase Plan under which existing Shareholders will be given the opportunity to subscribe for up to 5,000,000 additional Shares. It is

anticipated that this will occur before the date of the General Meeting. Accordingly, the number of Shares on issue will increase by up to 5,000,000 Shares as a result of the Share Purchase Plan.

1.7 Advantages of the Transaction

The Directors are of the view that the following non-exhaustive list of advantages may be relevant to a Shareholder's decision on how to vote on the proposed Transaction:

(a) the Transaction provides Shareholders with the opportunity to participate in the future development of White Energy's coal technology;

(b) post completion of the Capital Raising, the Company should have sufficient cash reserves to accelerate the development and commercialisation of White Energy's coal technology; and

(c) White Energy already has established relationships and joint venture agreements with a number of leading international corporations in the coal sector. This should enhance the development and commercialisation of White Energy's coal technology; and

(d) the White Energy coal technology represents a significant opportunity to develop and participate in a globally relevant industry and a potentially significant technology.

1.8 Disadvantages of the Transaction

The Directors are of the view that the following non-exhaustive list of disadvantages may be relevant to a Shareholder's decision on how to vote on the proposed Transaction:

(a) the Transaction will result in the issue of securities to the shareholders of White Energy and the general public which will dilute the current holdings of Shareholders;

(b) the Company will be changing the nature of its activities to a company with an interest in coal technology, which may not be consistent with the investment objectives of all Shareholders; and

(c) there are many risk factors associated with the change in nature of the Company's activities. Some of these are set out in Section 1.9 below.

1.9 Risks

Shareholders should be aware that if the proposed Transaction is approved, the Company will be subject to various risk factors. Based on the information available, the non-exhaustive risk factors are as follows:

Technological Developments

The Company relies on its ability to adapt to technological developments. A failure to adapt to new developments could lead to a loss of opportunities and adversely impact on the Company's operating results and financial position.

While the Company will continue to protect the coal technology which it is seeking to acquire, there can be no assurance that these measures have been,

or will be sufficient.

Competition Risk

The industry in which the Company will be involved is subject to domestic and global competition. While the Company will undertake all reasonable due diligence in its business decisions and operations, the Company will have no influence or control over the activities or actions of its competitors, which activities or actions may, positively or negatively, affect the operating and financial performance of the Company's projects and business.

Future Capital Needs

Further funding may be required by the Company to support its ongoing activities and operations. There can be no assurance that such funding will be available on satisfactory terms or at all. Any inability to obtain finance will adversely affect the business and financial condition of the Company and, its performance.

General Economic Climate

Factors such as inflation, currency fluctuations, interest rates, supply and demand of capital and industrial disruption have an impact on business costs, commodity prices and stock market prices. The Company's operating costs, possible future revenues and future profitability can be affected by these factors, which are beyond the control of the Company.

Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future transactions would be accompanied by the risks commonly encountered in making acquisitions of companies, products and technologies.

Reliance on Key Employees

The Company does and will rely on a number of key employees. The Company has in place employment contracts with key employees and has the objective of providing attractive employment conditions in general to assist in retaining key employees. However, there can be no guarantee that the Company can retain its key employees.

Share Market

Share market conditions may affect the value of the Company's quoted securities regardless of the Company's operating performance. Share market conditions are affected by many factors such as:

(a) general economic outlook;

(b) interest rates and inflation rates;

(c) currency fluctuations;

(d) oil and gas price fluctuations;

(e) changes in investor sentiment toward particular market sectors;

(f) the demand for, and supply of, capital; and

(g) terrorism or other hostilities.

1.10 Plans for the Company if the Transaction is not approved

If the Transaction is not approved, the Company will continue with its current exploration operations on the various mining tenements in which it has an interest. The Board will review other projects with a view to identifying an alternative transaction that the Directors consider to be in the best interests of Shareholders.

1.11 Role of the Independent Expert

The Independent Expert's Report assesses whether the Transaction is fair and reasonable to the non-associated Shareholders. This assessment is designed to assist all Shareholders in reaching their voting decision. Grant Thornton Corporate Finance has provided an opinion that it believes the Transaction is ***fair and reasonable to non-associated Shareholders***. It is recommended that all Shareholders read the Independent Expert's Report in full.

1.12 Directors' Recommendation

Mr John McGuigan and Mr John Atkinson have a material personal interest in the Transaction by virtue of their interest in White Energy. The remaining Director (Mr Ilyas Khan) does not have any material personal interest in the outcome of the Resolutions other than as a result of the interest arising solely in his capacity as a Shareholder of the Company. The Directors have a relevant interest in the securities of the Company as set out in the following table:

Director	Shares	Options
Mr John McGuigan	1,330,623	90,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008
Mr John Atkinson	1,294,973	70,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008
Mr Ilyas Khan	623,528	Nil

Each of the Directors intend to vote their Shares in favour of all of the Resolutions, subject to any voting exclusions for particular Resolutions.

Based on the information available, including that contained in this Memorandum, including the risks outlined in Section 1.9, all of the Directors

consider that the proposed Transaction is in the best interests of the Company and recommend that Shareholders vote in favour of the Resolutions. The Directors have approved the proposal to put the Resolutions to Shareholders and separately approved the information contained in this Memorandum.

The Directors believe that all of the proposed Resolutions should be supported by Shareholders and in making their recommendation they have focused on their responsibility to Shareholders and rely on the opinion of the Independent Expert, noting that it has reached the view that the Transaction is fair and reasonable to non-associated Shareholders.

2. BUSINESS OF THE MEETING

2.1 Resolution 1 – Change of Activities

As set out in this Explanatory Statement, the Transaction will result in a change in the nature and scale of the Company's activities to a company with an interest in coal technology.

For this reason, the Company is seeking Shareholder approval for the Transaction under ASX Listing Rule 11.1.

If Shareholders approve the proposed change of activities under Resolution 1, the Company will be required to re-comply with the admission requirements of ASX set out in Chapters 1 and 2 of ASX Listing Rules. Those requirements will include the Company issuing the Prospectus and successfully completing the Capital Raising.

2.2 Resolution 2 – Change of Name

The new name proposed to be adopted under Resolution 2 is "White Energy Company Limited". The Directors believe that this new name more accurately reflects the proposed future operations of the Company.

2.3 Resolution 3 – Issue of securities for the acquisition of White Energy

2.3.1 Background

On 13 April 2006, the Directors advised ASX that the Company had entered into the Share Sale Agreement. The consideration for the acquisition is to be satisfied by the allotment and issue of approximately 51,428,571 Shares to the shareholders in White Energy.

Further details in respect of White Energy and the coal technology are set out throughout this Memorandum and the Independent Expert's Report. The Directors recommend you read this Memorandum in full.

The Corporations Act and the ASX Listing Rules set out a number of regulatory requirements which must be satisfied in relation to the issue of Shares under the Transaction. These are summarised below.

2.3.2 ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities, or other securities with rights of conversion to equity (such as an option), if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting.

The Transaction will result in Shares being issued to the Shareholders in White Energy. Accordingly, Shareholder approval is being sought in accordance with ASX Listing Rule 7.1 in order to issue Shares to them.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders for the purposes of obtaining Shareholder approval pursuant to ASX Listing Rule 7.1:

(a) the maximum number of securities to be issued by the Company is approximately 51,428,571 Shares;

(b) the allottees of the Shares will be the Shareholders in White Energy, in the proportions set out in Schedule 2;

(c) the Shares will be issued no later than 3 months after the date of the General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d) the Shares issued will rank equally with the existing Shares on issue; and

(e) the Company will not be raising any funds from the issue of the Shares as they are being issued in consideration for the acquisition of all of the issued shares in White Energy.

2.3.3 ASX Listing Rule 10.1

ASX Listing Rule 10.1 provides that an entity must not acquire a substantial asset from, or dispose of a substantial asset to a related party.

A substantial asset is an asset valued at greater than 5% of the equity interests of the company. For the purposes of ASX Listing Rule 10.1, Riverbend Investments Pty Ltd and Sanjur Pty Ltd are related parties of the Company due to the fact that they are associated entities of Mr John McGuigan and Mr John Atkinson (directors of the Company).

The deemed acquisition price for the White Energy shares held by Riverbend Investments Pty Ltd and Sanjur Pty Ltd is greater than 5% of the Company's equity interests as set out in the latest accounts given to ASX by the Company.

Accordingly, the Company is seeking shareholder approval for the purpose of ASX Listing Rule 10.1.

ASX Listing Rule 10.1 provides that shareholder approval sought for the purpose of ASX Listing Rule 10.1 must include a report on the proposed acquisition from an independent expert. Accompanying this Explanatory Statement is an Independent Expert's Report prepared by Grant Thornton Corporate Finance concluding that the proposed acquisition of a substantial asset from Riverbend Investments Pty Ltd and Sanjur Pty Ltd is fair and reasonable to the non associated Shareholders.

2.3.4 ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the Company.

The Transaction will result in Shares being issued to entities associated with Mr John McGuigan and Mr John Atkinson (directors of the Company).

ASX Listing Rule 10.13 sets out a number of matters which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.11. For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to Resolution 2:

(a) the related parties to whom Shares will be issued are Riverbend Investments Pty Ltd and Sanjur Pty Ltd;

(b) the maximum number of Shares to be issued by the Company to Riverbend Investments Pty Ltd is 2,400,171 and to Sanjur Pty Ltd is 2,399,657. Further, cash payments of $168,012 will be made to Riverbend Investments Pty Ltd and $167,976 to Sanjur Pty Ltd;

(c) the Shares will be issued no later than one month after the date of this Meeting (or such later dates as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment of all the Shares will occur on one date;

(d) the Shares will rank equally with existing Shares on issue; and

(e) the Company will not be raising any funds from the issue of Shares to Riverbend Investments Pty Ltd or Sanjur Pty Ltd as the Shares will be issued in consideration for the acquisition of White Energy shares.

2.3.5 Restricted Securities

ASX has advised the Company that it is likely that some or all of the Shares to be issued to the Shareholders in White Energy in accordance with Resolution 3 will be restricted from trading for a period of between 12 and 24 months from the date the Company's securities are reinstated to trading on ASX following approval of the Transaction at the General Meeting.

2.3.6 Item 7 of Section 611 of the Corporations Act

Pursuant to Section 606(1) of the Corporations Act, a person must not acquire a relevant interest in issued voting shares in a listed company if the person acquiring the interest does so through a transaction in relation to securities entered into by or on behalf of the person and because of the transaction, that person's or someone else's voting power in the company increases:

(a) from 20% or below to more than 20%; or

(b) from a starting point above 20% and below 90%.

The voting power of a person in a body corporate is determined in accordance with Section 610 of the Corporations Act. The calculation of a person's voting power in a company involves determining the voting shares in the company in which the person and the person's associates have a relevant interest.

The 'associate' reference includes a reference to a person who:

(a) has the capacity to control a company;

(b) has the ability to control or influence the composition of a company's board or the conduct of a company's affairs; and

(c) is acting in concert in relation to a company's affairs.

A person has a relevant interest in securities if they:

(a) are the holder of the securities;

(b) have the power to exercise, or control the exercise of, a right to vote attached to the securities; or

(c) have power to dispose of, or control the exercise of a power to dispose of, the securities.

It does not matter how remote the relevant interest is or how it arises. If two or more people can jointly exercise one of these powers, each of them is taken to have that power.

The combined voting power of the shareholders in White Energy will exceed 20% on completion of the Transaction. Accordingly, the Company is seeking Shareholder approval under Item 7 of Section 611 of the Corporations Act.

Information is required to be provided to Shareholders under ASIC Policy Statement 74 and the Corporations Act. Shareholders are also referred to the Independent Expert's Report prepared by Grant Thornton Corporate Finance, which forms part of this Memorandum.

Corporations Act Disclosure

For the purposes of the Corporations Act, the following information is disclosed:

(a) the identity of the persons proposing to make the acquisition and their associates are the shareholders in White Energy, as set out in Schedule 2;

(b) as at the date of this Memorandum, the shareholders in White Energy and their associates are entitled to 1.8% of the Shares in the Company;

(c) the maximum number of Shares that will be held by the shareholders in White Energy, on completion of the Transaction is 52,858,049 Shares;

(d) the maximum extent of the increase in voting power of the shareholders in White Energy (and their associates) is 39.9%; and

(e) the maximum voting power that the shareholders in White Energy and their associates would have as a result of the acquisition is 41.7%.

The percentages set out above assume that:

(a) the full allotment of 35 million Shares is issued pursuant to the Capital Raising;

(b) Mr John Atkinson and Mr John McGuigan do not take up any Shares under Resolution 5;

RECEIVED

2007 MAR 22 A 10: 48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the Australian Stock Exchange or the Australian Securities and Investments Commission since July 1, 2005

Volume I

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the ASX or the ASIC since July 1, 2005

Date	Document	Tab
March 13, 2007	Half Year Accounts	1
March 7, 2007	Release of Restricted Securities	2
February 6, 2007	Audio Broadcast-JV with Coal Giant/Japanese Trading House	3
February 5, 2007	Appendix 3B	4
January 31, 2007	JV with Coal Giant and Major Japanese Trading House	5
January 30, 2007	Second Quarter Activities & Cashflow Reports	6
January 30, 2007	Appendix 3B	7
January 29, 2007	Change of Director's Interest Notice	8
January 29, 2007	Change of Director's Interest Notice	9
January 29, 2007	Change of Director's Interest Notice	10
January 29, 2007	Appendix 3B	11
November 28, 2006	Boardroom Radio Interview	12
November 27, 2006	Results of Meeting	13
November 24, 2006	Chairman's Address to Shareholders	14
November 21, 2006	Response to ASX Price & Volume Query	15
November 14, 2006	Investor Presentation - New York & London	16
October 31, 2006	First Quarter Activities & Cashflow Reports	17
October 27, 2006	AGM Package incl Annual Report & AGM Notice	18
September 29, 2006	Appendix 3B	19
September 29, 2006	Audited Financial Statement	20
September 28, 2006	Audio Broadcast	21
September 22, 2006	Bayan JV:Feasibility Agreed Increased Scope & Offtake	22
September 14, 2006	Change in substantial holding	23
September 14, 2006	Change in substantial holding	24
September 5, 2006	Change of Director's Interest Notice	25
September 5, 2006	Appendix 3B	26
August 30, 2006	Amendment to Becoming a substantial holder	27
August 29, 2006	Becoming a substantial holder	28

Date	Document	Tab
August 24, 2006	Change in substantial holding	29
August 11, 2006	Appendix 3B	30
August 9, 2006	Becoming a substantial holder	31
August 9, 2006	Becoming a substantial holder	32
August 9, 2006	Capital Raising Oversubscribed	33
August 7, 2006	Becoming a substantial holder	34
July 31, 2006	Fourth Quarter Activities & Cashflow Reports	35
July 17, 2006	Short Form Disclosure Document	36
July 17, 2006	Appendix 3B	37
July 10, 2006	Change of Director's Interest Notice	38
July 10, 2006	Appendix 3B	39
July 5, 2006	ASX Circular: Reinstatement to Official Quotation	40
July 4, 2006	Statement of commitments	41
July 4, 2006	Distribution Schedule	42
July 4, 2006	Top 20 shareholders	43
July 4, 2006	Pre-Quotation Disclosure	44
July 4, 2006	Number & escrow period of restricted securities	45
July 4, 2006	Pre-Resintatement Disclosure	46
July 4, 2006	Reinstatement to Official Quotation	47
July 3, 2006	Change of Director's Interest Notice	48
July 3, 2006	Change of Director's Interest Notice	49
July 3, 2006	Appendix 3B	50
July 3, 2006	Change of Name & ASX Code	51
June 28, 2006	Results of EHM/Including White Energy Acq. Approval	52
June 28, 2006	Option update - vesting	53
June 28, 2006	Suspension from Official Quotation	54
June 27, 2006	Chairman's Address to Shareholders	55
June 23, 2006	Appendix 3B	56
June 22, 2006	EGM Timetable/SPP & Temporary Suspension	57
June 22, 2006	Appendix 3B	58
June 22, 2006	Disclosure Document & Experts Report	59
June 15, 2006	White Energy Tech & Shenhua agree to test coal	60
June 13, 2006	PT Bayan Res J/V Agreed & Signed	61

Date	Document	Tab
May 24, 2006	Share Purchase Plan	62
May 24, 2006	Independent Expert Report	63
May 24, 2006	Notice of Extraordinary General Meeting	64
May 12, 2006	Section 708A Notice	65
May 12, 2006	Change of Director's Interest Notice	66
May 12, 2006	Appendix 3B	67
May 12, 2006	Placement successfully completed	68
April 28, 2006	Third Quarter Activities & Cashflow Report	69
April 20, 2006	Appendix 3B	70
April 19, 2006	Capital Raising Update	71
April 18, 2006	Reinstatement to Official Quotation	72
April 13, 2006	Acquisition terms of coal technology/ IER & capital raising	73
April 13, 2006	Suspension from Official Quotation	74
April 13, 2006	Trading Halt	75
March 6, 2006	Response to ASX Query	76
March 6, 2006	Itochu Corporation of Japan Signs Agreement	77
February 28, 2006	Half Year Accounts	78
February 28, 2006	Status of Coal Technology Option	79
January 30, 2006	Second Quarter Activities & Cashflow Report	80
November 25, 2005	Results of AGM	81
November 24, 2005	Chairman's AGM Address to Shareholders	82
November 2, 2005	Options vesting	83
October 21, 2005	Annual Report with updated Shareholder Information	84
October 21, 2005	Notice of Annual General Meeting	85
October 19, 2005	First Quarter Activities & Cashflow Reports	86
October 4, 2005	Coal Technology Update	87
September 23, 2005	Audited Financial Statements & Annual Report	88
September 12, 2005	Initial Director's Interest Notice	89
September 12, 2005	Initial Director's Interest Notice	90
September 12, 2005	Initial Director's Interest Notice	91
August 4, 2005	Updated Capital Structure	92
August 4, 2005	Appendix 3B	93

Date	Document	Tab
August 2, 2005	Appendix 3B	94
August 2, 2005	Prospectus Closed	95
July 26, 2005	Appendix 3B	96
July 26, 2005	Disclosure Document	97
July 22, 2005	Fourth Quarter Activities & Cashflow Report	98

RECEIVED

2007 MAR 22 A 10:18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

White Energy Company Limited

ABN 62 071 527 083

Interim Financial Report
As at 31 December 2006

Contents Page

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcement made by White Energy Company Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' report

The directors present their report on the consolidated entity, consisting of White Energy Company Limited (**"the Company"** or **"White Energy"**) and the entities it controlled at the end of, or during, the half-year ended 31 December 2006.

Directors

The following persons were directors of the Company during the whole of the half-year and up to the date of this report:

J.V. McGuigan

J.C. Atkinson

I.T. Khan

Review of Operations

The consolidated entity's loss from ordinary activities was $3,958,054 (2005: $342,092). Comments on the operations and the results of those operations are set out below:

a) Revenue comprises $439,352 interest earned on the consolidated entity's cash deposits
b) During August 2006 a total of $23,032,547 was raised through the issue of 23,983,333 fully paid shares at $0.96 per share.
c) During the half year to December 31, 2006 orders totalling $20,711,538 were placed with various suppliers for equipment for the coal briquetting plant at Bayan's Tabang Mine in East Kalimantan. The orders were placed through the joint venture vehicle PT Kaltim Supacoal of which White Energy has a 51% interest.
d) The Company continued work on its exploration projects during the period, however Glen Ayle E69/1962 was relinquished on 17 November 2006. The Company withdrew from Nanutarra Joint Venture on 13 November 2006. The deferred exploration expenditure for these tenements has been written-off at 31 December 2006.
e) Amortisation of the Coal Technology License for the half year totalled $1,572,482.

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 2.

This report is made in accordance with a resolution of the directors.

John Atkinson, Director

Sydney

13 March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of White Energy Company Limited for the half-year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of White Energy Company Limited and the entities it controlled during the period.

B K Hunter

Partner
PricewaterhouseCoopers

Sydney
13 March 2007

White Energy Company Limited
Consolidated Income statement
As at 31 December 2006

	2006 $	2005 $
Revenue from continuing operations	439,352	82,775
Employee benefits expense	(1,334,705)	(147,832)
Depreciation and amortisation	(1,577,929)	(6,979)
Finance costs	(565)	(71)
External advisory fees	(516,257)	(99,222)
Write-off of deferred exploration costs	(120,227)	-
Occupancy expenses	(205,154)	(40,435)
Travel	(171,451)	-
Other expenses	(471,118)	(112,328)
Loss before income tax	(3,958,054)	(324,092)
Income tax expense	-	-
Loss for the half year	(3,958,054)	(324,092)
Loss attributable to members of White Energy Company Limited	(3,958,054)	(342,092)
	Cents	Cents
Basic and diluted earnings per share	(3.3)	(0.1)

The above consolidated income statement should be read in conjunction with the accompanying notes

	Notes	Half-year 31 December 2006 $	30 June 2006 $
Current assets			
Cash and cash equivalents		21,756,565	6,564,354
Trade and other receivables		654,125	136,106
Total current assets		22,410,690	6,700,460
Non-current assets			
Property, plant and equipment		3,284,055	867,613
Exploration assets		2,245,803	2,274,779
Intangible assets		54,413,480	55,983,130
Total non-current assets		59,943,338	59,125,522
Total assets		82,354,028	65,825,982
Current liabilities			
Trade and other payables		1,029,507	4,411,391
Provisions		23,227	-
Total current liabilities		1,052,734	4,411,391
Total liabilities		1,052,734	4,411,391
Net assets		81,301,294	61,414,591
Equity			
Contributed equity	3	83,331,543	116,472,971
Reserves		3,632,940	686,660
Accumulated losses		(5,663,189)	(55,745,040)
Total equity		81,301,294	61,414,591

The above consolidated balance sheet should be read in conjunction with the accompanying notes

	Consolidated	
	2006	2005
	$	**$**
Total equity at the beginning of the financial year	**61,414,591**	5,175,687
Loss for the half-year	**(3,958,054)**	(324,092)
Total recognised income and expense for the half-year	**(3,958,054)**	(342,092)
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**20,898,477**	570,000
Share based payments	**2,946,280**	-
	23,844,757	570,000
Total equity at the end of the half year	**81,301,294**	5,421,595

The above statement of changes in equity should be read in conjunction with the accompanying notes.

	Half-year	
	31 December 2006	31 December 2005
	$	$
Cash flow from operating activities		
Receipts from customers (inclusive of goods & services tax)	-	-
Payments to suppliers and employees (inclusive of goods & services tax)	(3,085,948)	(407,945)
Interest received	439,352	93,002
Interest paid	(565)	(71)
Net cash outflows from operating activities	(2,647,161)	(315,014)
Cash flows from investing activities		
Loans to related entities	(77,203)	-
Payments for purchase of subsidiaries (net of cash acquired)	(2,600,000)	-
Payments for exploration assets	(91,251)	(168,157)
Payments for property, plant and equipment	(2,424,721)	(5,308)
Net cash outflows from investing activities	(5,193,175)	(173,465)
Cash flows from financing activities		
Proceeds from shares issued	23,065,995	580,000
Costs of share issue	(33,448)	(22,000)
Net cash inflows from financing activities	23,032,547	558,000
Net increase in cash and cash equivalents	15,192,211	69,521
Cash and cash equivalents at the beginning of the half-year	6,564,354	2,948,989
Cash and cash equivalents at the end of the half-year	21,756,565	3,018,510

The above consolidated cash flow statement should be read in conjunction with the accompanying notes

1. Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by White Energy Company Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Segment Information

Half year 2006	**Coal Technology**	**Mining**	**Unallocated**	**Total**
	$	**$**	**$**	**$**
Total segment revenue	**-**	**-**	**439,352**	**439,352**
Total segment expenses	**(404,092)**	**(125,371)**	**(3,867,943)**	**(4,397,406)**
Loss before tax	**(404,092)**	**(125,371)**	**(3,428,591)**	**(3,958,054)**

Half year 2005	Coal Technology	Mining	Unallocated	Total
	$	$	$	$
Total segment revenue	-	-	82,775	82,775
Total segment expenses	(142,295)	(28,442)	(236,130)	(406,867)
Loss before tax	(142,295)	(28,442)	(153,355)	(324,092)

3. Equity securities issued

	2006 Shares	2005 Shares	2006 $	2005 $
Opening balance at 30 June:	**95,961,051**	36,013,477	**116,472,971**	59,665,559
Issues of ordinary shares during the half-year:				
Issue of shares, net of transaction costs	**24,151,333**	2,320,000	**20,898,477**	570,000
Reduction of capital	**-**	-	**(54,039,905)**	-
Closing balance 31 December	**120,112,384**	38,333,477	**83,331,543**	60,235,559

During the six months to 31 December 2006, a resolution was passed to reduce the Company's share capital by $54,039,905 with the same amount eliminated from accumulated losses in the Company.

4 Events occurring after the balance sheet date

On January 31, 2007 White Energy Company Limited announced a joint venture had been signed with the Adaro Group one of Indonesia's largest coal companies, and Itochu Corporation (Itochu), a major Japanese trading house.

Under the joint venture agreement, a wholly owned subsidiary of White Energy, Binderless Coal Briquetting Company Pty Ltd (BCBC), will design, build and operate processing plants used to undertake White Energy's coal upgrading process at Adaro's coal mines in East Kalimantan.

The formation of the joint venture will be subject to the parties completing a financial and technical feasibility, with the aim of a processing plant being built with the capacity to produce 1,000,000 tonnes of upgraded coal per year, with the intention to increase plant capacity to 8,000,000 tonnes of upgraded coal per year.

The joint venture with the Adaro Group and Itochu represents White Energy's second major joint venture transaction in the last few months. The Company is currently in negotiations on other similar transactions regarding the commercialisation of White Energy's technology and hopes to make further announcements shortly.

During February 2007, White Energy Company Limited signed a mandate with ANZ Banking Group to carry out due diligence in anticipation of ANZ financing the Bayan Project.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 3 to 8 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that White Energy Company Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

....
John Atkinson, Director

Sydney
13 March 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of White Energy Company Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of White Energy Company Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for White Energy Company Limited (the consolidated entity). The consolidated entity comprises both White Energy Company Limited (the Company), and the entities it controlled during that period.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of White Energy Company Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of White Energy Company Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*

PricewaterhouseCoopers

B K Hunter
Partner

13 March 2007
Sydney

ABN: 62.071.527.083

201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Project correspondence to:
PO Box 422,
North Sydney 2059

www.whiteenergyco.com.au

8 March 2007

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

RELEASE FROM ESCROW OF RESTRICTED SECURITIES

The Board of White Energy Company Limited wishes to advise under Listing Rule 3.10A that the following restricted securities are being released from escrow on 24 March 2007:

Security Description	***Number***	***Date of Release***
Fully paid ordinary shares	10,830,000	24 March 2007
Options exercisable at $0.25 on or before 30 Nov 08	13,000,000	24 March 2007
Performance options exercisable at $0.40 on or before 30 Nov 08	6,000,000	24 March 2007

Please note that these fully paid ordinary shares will become quoted securities on 24 March 2007. Both classes of options will remain unquoted securities.

For Further Information Call:

David Franks
Company Secretary
White Energy Company Limited
61 2 9419 2966

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

6 February 2007

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

WEC AUDIO BROADCAST

WHITE ENERGY COMPANY LIMITED (WEC) has released an audio presentation titled **"JV with Coal Giant and Major Japanese Trading House"**.

The presentation details are as follows;

- ***JV with Coal Giant and Major Japanese Trading House***
- ***Presented by Mr John Atkinson, MD***
- ***Tuesday 6 February 2007, 3:30 PM AEDT***

To listen, *simply click on the link below:*

http://www.brr.com.au/event/WEC/2024/18754/wmp/6d90648juw

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
61 2 92511311

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 31 AUGUST 2007 (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGSUT 2008
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 70,000 OPTIONS (II) 70,000 OPTIONS (III) 70,000 OPTIONS

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2007 (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2008
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (II) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (III) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY
5	Issue price or consideration	(I) $NIL (II) $NIL (III) $NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006 (II) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006 (III) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 6 FEBRUARY 2007 (II) 6 FEBRUARY 2007 (III) 6 FEBRUARY 2007

Number	+Class

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,853,813	ORDINARY SHARES
Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
	33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
	17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
	8,317,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
	7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
	419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

Number	+Class

+ See chapter 19 for defined terms.

2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 – NO ESCROW
1,913,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING IMMEDIATELY.
1,913,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/07.
1,913,334	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/08.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 6 Feb 07
Company Secretary

Print name: David Franks

== == == == ==

White Energy Company Limited

ASX RELEASE

31 January 2007

WHITE ENERGY'S COAL TECHNOLOGY ATTRACTS INDONESIAN COAL GIANT AND MAJOR JAPANESE TRADING HOUSE IN JV AGREEMENT

White Energy Company Limited (White Energy (ASX: WEC)) today announced a joint venture has been signed with the Adaro Group one of Indonesia's largest coal companies, and Itochu Corporation (Itochu), a major Japanese trading house.

Under the joint venture agreement, a wholly owned subsidiary of White Energy, Binderless Coal Briquetting Company Pty Ltd (BCBC), will design, build and operate processing plants used to undertake White Energy's coal upgrading process at Adaro's coal mines in East Kalimantan.

The formation of the joint venture will be subject to the parties completing a financial and technical feasibility, with the aim of a processing plant being built with the capacity to produce 1,000,000 tonnes of upgraded coal per year, with the intention to increase plant capacity to 8,000,000 tonnes of upgraded coal per year.

The joint venture with the Adaro Group and Itochu represents White Energy's second major joint venture transaction in the last few months. The Company is currently in negotiations on other similar transactions regarding the commercialisation of White Energy's technology and hopes to make further announcements shortly.

Managing Director of White Energy, Mr John Atkinson said; "Today's agreement with two global players in the coal industry is a strong endorsement of our coal upgrading technology. Ongoing strategic partnering with industry participants will be a key platform to commercialising White Energy's coal technology worldwide. This is particularly evident in Asia where there is significant demand for a low ash, low sulphur coal solution which White Energy's process provides.

Prior to the signing of the joint venture a detailed coal analysis and testing program was undertaken, with the results showing that Adaro coal is significantly enhanced from White Energy's technology. Post testing, Adaro's coal had a higher energy content, combined with lower ash and sulphur levels, which is very attractive to the Japanese Utilities who are major buyers of Indonesian coal."

The Adaro Group has extensive experience with the mining and selling of coal and control significant coal mines and related infrastructure assets in Indonesia.

Itochu is a major Japanese based trading house with extensive trading expertise with power generation companies and coal mining groups globally with specific emphasis on Japan and Indonesia.

The Adaro Group, Itochu and BCBC will utilise White Energy's coal upgrading process in relation to coal sourced in Indonesia from Adaro's deposits in order to sell the upgraded coal to third party offtakers, which may include Japanese utilities.

BCBC will hold a majority 51 percent interest in the venture and the Adaro Group and Itochu will hold 29 and 20 percent respectively. In addition, BCBC will take the lead role in the construction and ongoing operation of the plant.

The technology

White Energy is the exclusive worldwide license holder of the binderless coal briquetting process that enhances relatively poor quality coal to significantly increase its energy efficiency. The process has two major benefits: it results in substantial transportation and operational cost savings and it creates environmental credits by reducing emissions. Competitive, independently verified technology – the White Coal Technology was developed by CSIRO in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd. Independent tests, by both expert engineers and coal producers, have proven the process to be more cost and operationally efficient than competing technologies.

About the Adaro Group

The Adaro Group commenced coal mining in 1991 and have independently confirmed reserve and resources of 3,146 million tonnes. The Adaro Group has production capacity of 40 million tonnes per year.

About Itochu Corporation

Itochu is a major Japanese trading and investment company with offices in more than 70 countries. Itochu generates annual revenues of approximately US$100 billion which places it among the world's largest corporations. With operations coving a broad spectrum of industries including Energy, Metals, Minerals, Textiles and Machinery, Itochu has extensive relationships in Japan and globally with power generation companies and coal mining groups.

Contact:

John Atkinson - Managing Director, White Energy Company Limited.

Tel: + 61 2 92511311

www.whiteenergyco.com

White Energy Company Limited

Appendix 5B
Mining Exploration Entity Quarterly Report



Summary of Activity

A summary of activity for White Energy Company Limited ("WEC) during the quarter ended 31 December 2006 is outlined below.

COAL TECHNOLOGY OPERATIONS

Joint Venture with PT Bayan Resources (WEC 51%)

There has been significant activity during the quarter with a number of milestones achieved, namely:

- Senior project management appointments made with key personnel now operating on site;
- Initial site works started for the building of the initial 1million tonne per annum module;
- Tender process completed for long lead items with orders now placed for critical components of initial plant;
- Indonesian authorities have granted their approval for the establishment and operation of the joint venture company PT Kaltim Supacoal **(WEC 51% : Bayan 49%)**; and
- The Australian and New Zealand Banking Group Limited was the successful tenderer for the project financing of the joint venture with Bayan. Negotiations with the bank on final terms are now in progress as is the banks independent due diligence process.

Other significant activity during the quarter

The company has successfully tested coals from a number of sub bituminous deposits located around the world. In this regard negotiations are continuing with a number of large corporations to jointly commercially exploit the technology in the key markets of Indonesia, China and Japan. The company is optimistic that documentation reflecting new joint venture or tolling arrangements will be concluded soon.

US and UK Road show

During the quarter, the management of the company undertook a visit to the US and the UK where presentations were made to a number of fund managers and investors in New York and London between 15th November 2006 and 21st November 2006.

Please refer to the company's announcement dated 15 November 2006 for details of the presentation.

EXPLORATION OPERATIONS

WEC has continued exploration of its portfolio of prospective nickel sulphide exploration projects located in Western Australia. Details of exploration undertaken in the December quarter are provided below

Bridgetown (WEC 100%)

Results of the previously completed regional surface geochemical programme have defined three areas of elevated gold/PGM anomalies and a number of base metal and tin anomalies. A programme of follow up soil sampling and prospecting on the anomalies has been designed and is planned for implementation in the coming months.

Glen Ayle (WEC 100%)

Preparation for a scout drilling programme over the platinum anomaly covering the air-magnetic targets within E69/1963 is continuing. Previous surface sampling has outlined the presence of elevated platinum geochemistry over an area measuring 2.5km by 600m with assays up to 8ppb against a background of 1 to 2 ppb. Environmental permitting is completed and Aboriginal heritage clearance is underway.

A broad-spaced (100m x 40m) surface geochemical survey over air-magnetic targets within E69/1964 was carried out during the quarter. Results failed to delineate any areas of anomalous geochemistry. An assessment of the suitability of the sampling technique used is being made ahead of a decision on the next phase of investigation on this tenement.

The Company relinquished E69/1962 on 17 November 2006.

Mt Mundy (WEC 100%)

Fieldwork was completed to test a nickel/copper and two gold anomalies generated in a soil survey carried out earlier in the year. Fieldwork included the collection of 925 infill soil samples, 21 rock samples, prospecting and geological mapping.

Initial analysis of results of the soil sampling showed a number of areas of elevated gold in places associated with arsenic/copper/zinc and other pathfinder elements. The significance of these results will be apparent once full plotting and analysis of the results is completed. Initial analysis of the rock samples showed a number of interesting Cu/As/Zn/Pb results.

Full analysis of these results will be completed during January.

Nanutarra (WEC earning 60%)

The Company withdrew from the Nanutarra Joint Venture on 13 November 2006.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

White Energy Company Limited

ABN	Quarter ended ("current quarter")
62 071 527 083	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (48)	(a) (88)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (10)	(d) (15)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	8	253
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(422)	(1,732)
	Net Operating Cash Flows	(472)	(1,582)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) (2,700)
	(c) other fixed assets	(c) (2,322)	(c) (3,509)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	(32)	(32)
	Net investing cash flows	(2,354)	(6,241)
1.13	Total operating and investing cash flows (carried forward)	(2,826)	(7,823)

1.13	Total operating and investing cash flows (brought forward)	(2,826)	(7,823)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	8	23,072
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	(59)
	Net financing cash flows	8	23,013
	Net increase (decrease) in cash held	(2,818)	15,190
1.20	Cash at beginning of quarter/year to date	24,572	6,564
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	21,754	21,754

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	114
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter *

		$A'000
4.1	Exploration and evaluation	150
4.2	Development	Nil
	Total	**150**

** on mining exploration business(does not include other business operations being Coal Technology business operations)*

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	459	12,257
5.2	Deposits at call	21,295	12,315
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	21,754	24,572

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 120,082,384 (a) 30,000 (b) N/A Closing 120,112,384	Opening 57,823,813 (a) 30,000 (b) N/A Closing 57,853,813 Noting that escrowed shares are: 10,830,000 to 16-3-07 33,514,457 to 30-6-07 17,914,114 to 30-6-08	$0.25	$0.25
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		(a) Standard Options – Closing 15,317,000	(a) Not listed 15,317,000 noting 7,000,000 in escrow to 16/3/07	(a) 25 cents	(a) 30/11/08
		(b) Performance Options - Closing 6,000,000	(b) Not listed 6,0000,000 noting 6,000,000 in escrow to 16/3/07	(b) 25 cents	(b) 30/11/08
		(c) Performance Options - Closing 6,000,000	(c) Not listed 6,000,0000 noting 6,000,000 in escrow to 16/3/07	(c) 40 cents	(c) 30/11/08
		(d) Standard options – Closing 392,003	(d) Not listed 392,003	(d) $1.40	(d) 30/08/09
		(e) Standard options – Closing 419,400	(e) Not listed 419,400	(e) $0.01	(e) 7/07/11
		(f) Standard options – Closing 2,066,896	(f) Not listed 2,066,896	(f) $0.01	(f) 30/08/11
		(g) Director options – Closing 933,333	(g) Not listed 933,333	(g) $1.20	(g) 30/08/10
		(h) Director options – Closing 933,333	(h) Not listed 933,333	(h) $1.20	(h) 30/08/10 Vesting 31/8/07
		(i) Director options – Closing 933,334	(i) Not listed 933,334	(i) $1.20	(i) 30/08/10 Vesting 31/8/08

+ See chapter 19 for defined terms.

7.8	Issued during quarter	(a) Nil (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) 933,333 (h) 933,333 (i) 933,334	(a) Nil (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) 933,333 (h) 933,333 (i) 933,334	N/A	N/A
7.9	Exercised during quarter	(a) 30,000 (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) Nil (h) Nil (i) Nil	(a) 30,000 (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) Nil (h) Nil (i) Nil	(a) 25 cents (b) N/A (c) N/A (d) N/A (e) N/A (f) N/A (g) N/A (h) N/A (i) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08 (d) 30/08/09 (e) 7/07/11 (f) 30/08/11 (g) 30/08/10 (h) 30/08/10 (i) 30/08/10
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2007
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

<u>For further information please contact:</u>

John Atkinson
Director
WHITE ENERGY COMPANY LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638

www.whiteenergyco.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

WHITE ENERGY COMPANY LIMITED

ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

30 January 2007

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

WHITE ENERGY COMPANY LIMITED – WEC (ACN 071 527 083)
ISSUE OF OPTIONS

White Energy shareholders approved the implementation of an Incentive Option Scheme for employees and consultants at the Extraordinary General Meeting on 28 June 2006

In August 2006, the company negotiated with employees and consultants the issue of options under the Incentive Option Plan based on the share price at that time, subject to final documentation being implemented. The negotiated terms included an exercise price at a premium to the then current share price.

The documentation has now been completed and the allotment completed under the Incentive Option Scheme.

Attached is an Appendix 3B in relation to the issue of these unlisted options.

Yours Sincerely

D J Franks

DAVID FRANKS
Company Secretary
White Energy Company Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 31 AUGUST 2007 (IV) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGSUT 2008
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 40,000 ORDINARY SHARES (II) 910,000 OPTIONS (III) 910,000 OPTIONS (IV) 910,000 OPTIONS

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2007 (IV) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2008
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (III) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (IV) CURRENT CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY
5	Issue price or consideration	(I) $0.25 PER ORDINARY SHARE, TOTALLING $10,000.00 (II) $NIL (III) $NIL (IV) $NIL

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 3 OCTOBER 2006, 25 OCTOBER 2006 AND 31 DECEMBER 2006 FUNDS USED FOR WORKING CAPITAL PURPOSES (I) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006 (II) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006 (III) ALLOTTED AS APPROVED BY SHAREHOLDERS AT EGM DATED 28 JUNE 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 3 OCTOBER 2006, 25 OCTOBER 2006 AND 31 DECEMBER 2006 (II) 29 JANUARY 2007 (III) 29 JANUARY 2007 (IV) 29 JANUARY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,853,813	ORDINARY SHARES

+ See chapter 19 for defined terms.

Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
	33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
	17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
	8,317,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
	7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
	419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

Number	+Class

2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 – NO ESCROW
1,843,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING IMMEDIATELY.
1,843,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/07.
1,843,334	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/08.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if	

	applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 29 Jan 07
Company Secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Vern McGuigan
Date of last notice	3rd July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct – John McGuigan

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. **INDIRECT** Andrew McGuigan (Son) Fiona McGuigan (Daughter) James McGuigan (Son) Majorie McGuigan (Mother) Stephanie McGuigan (Daughter) Sanjur Pty Limited (Shareholder) Matko Investments Pty Ltd (Shareholder) Hunter Bay Funds Management (Principal and shareholder) Hunter Bay Sports Pty Ltd (Principal and shareholder) Hunter Bay Services Pty Ltd (Principal and shareholder) Hunter Bay Partners Pty Ltd (Principal and shareholder) Hunter Bay Innovations Pty Ltd (Principal and shareholder) Hunter Bay Beverages Pty Ltd (Principal and shareholder) **DIRECT** John McGuigan	10,300 shares and 5,000 options (1) 10,400 shares and 5,000 options (1) 200 shares 10,500 shares and 5,000 options (1) 10,200 shares and 5,000 options (1) 3,032,840 shares 511,090 shares 13,750 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 91,000 shares, 45,500 options (1) and 4,500,000 options (2) Benefically held and 1,500,000 options (2) Non beneficially held for Ilyas Khan 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08 <u>Summary</u> **INDIRECT** 3,730,280 shares 90,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3)

+ See chapter 19 for defined terms.

Date of change	22 December 2006
No. of securities held prior to change	**INDIRECT** 3,730,280 shares 90,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** N/A (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08
Class	Unlisted options, exercisable at $1.20, expiring 31 August 2010
Number acquired	Direct : 1,200,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct: $339,652 as per IER prepared by Grant Thornton dated 18/10/06.
No. of securities held after change	**INDIRECT** 3,730,280 shares 90,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to Appendix 3B dated 22 December 2006 – approved by shareholders at AGM dated 27 November 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

RECEIVED
2007 MAR 22 A 10:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles Atkinson
Date of last notice	3rd July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct – John Atkinson

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. **INDIRECT**	
Susan Hanrahan (Wife)	5,950 shares
Matko Investments Pty Limited (Shareholder)	511,090 shares
Sanjur Pty Limited (Director)	633,183 shares
Hunter Bay Funds Management (Principal and shareholder)	13,750 shares and 5,000 options (1)
Hunter Bay Sports Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Services Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Partners Pty Ltd (Principal and shareholder)	91,000 shares, 45,500 options (1) and 4,500,000 options (2) Benefically held and 1,500,000 options (2) Non beneficially held for Ilyas Khan
Hunter Bay Innovations Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Beverages Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Riverbend Investments Pty Ltd (Director and related party to shareholder)	2,400,171 shares
DIRECT John Atkinson	1,200,000 options (3)
	(1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08 <u>Summary</u> **INDIRECT** 3,695,144 shares 70,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3)
Date of change	22 December 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	**INDIRECT** 3,695,144 shares 70,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** N/A (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Class	Unlisted options, exercisable at $1.20, expiring 31 August 2010
Number acquired	Direct : 1,200,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct: $339,652 as per IER prepared by Grant Thornton dated 18/10/06.
No. of securities held after change	**INDIRECT** 3,695,144 shares 70,500 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3) (4) standard options : 25 cents, expiring 30/11/08 (5) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (6) standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to Appendix 3B dated 22 December 2006 – approved by shareholders at AGM dated 27 November 2006

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	White Energy Company Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of last notice	5th September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**INDIRECT** Techpacific.Com Digital Limited, a wholly owned subsidiary of Techpacific Capital Limited (substantial shareholder and non executive Chairman) : 523,528 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 100,000 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 419,400 unlisted options, exercisable at $0.01, expiring 7 July 2011 Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 1,616,896 unlisted options, exercisable at $0.01, expiring 30 August 2011 Hunter Bay Partners Pty Ltd holds non beneficially on behalf of Ilyas Khan 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 **DIRECT** Mr Ilyas Khan: 400,000 standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08
Date of change	22 December 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	**INDIRECT** 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted $0.01options (expiry 7 July 2011) via Crosby Investment Holdings Limited 1,616,896 unlisted $0.01options (expiry 30 August 2011) via Crosby Investment Holdings Limited 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 via Hunter Bay Partners Pty Ltd **DIRECT** N/A
Class	Unlisted options, exercisable at $1.20, expiring 31 August 2010
Number acquired	Direct : 400,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct : $113,217 as per IER prepared by Grant Thornton dated 18/10/06

No. of securities held after change	**INDIRECT** 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted $0.01options (expiry 7 July 2011) via Crosby Investment Holdings Limited 1,616,896 unlisted $0.01options (expiry 30 August 2011) via Crosby Investment Holdings Limited 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 via Hunter Bay Partners Pty Ltd **DIRECT** Mr Ilyas Khan: 400,000 standard options: $1.20, expiring 31 August 2010, vesting ½ immediately, 1/3 31/8/07 and 1/3 31/8/08
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to Appendix 3B dated 22 December 2006 – approved by shareholders at AGM dated 27 November 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 31 AUGUST 2007 (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGSUT 2008
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 933,333 OPTIONS (II) 933,333 OPTIONS (III) 933,334 OPTIONS

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING IMMEDIATELY (II) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2007 (III) UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010- VESTING 30 AUGUST 2008
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) NEW CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (II) NEW CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY (III) NEW CLASS OF OPTIONS – BUT UPON EXERCISE, SHARES RANK EQUALLY
5	Issue price or consideration	(I) $NIL (II) $NIL (III) $NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) ALLOTTED AS APPROVED BY SHAREHOLDERS AT AGM DATED 27 NOVEMBER 2006 (II) ALLOTTED AS APPROVED BY SHAREHOLDERS AT AGM DATED 27 NOVEMBER 2006 (III) ALLOTTED AS APPROVED BY SHAREHOLDERS AT AGM DATED 27 NOVEMBER 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 22 DECEMBER 2006 (II) 22 DECEMBER 2006 (III) 22 DECEMBER 2006

Number	+Class

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,813,813	ORDINARY SHARES
Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
	33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
	17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
	8,357,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
	7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
	392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
	419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

Number	+Class

+ See chapter 19 for defined terms.

2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 – NO ESCROW
933,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING IMMEDIATELY.
933,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/07.
933,334	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/08.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 22 Dec 06
Company Secretary

Print name: David Franks

== == == == ==

White Energy Company Limited

ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Project correspondence to:
PO Box 422,
North Sydney 2059

www.whiteenergyco.com.au

28 November 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

WEC AUDIO BROADCAST

WHITE ENERGY COMPANY LIMITED (WEC) would like to offer you a front row seat at our presentation titled **"2006 Annual General Meeting Summary".** Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- ***2006 Annual General Meeting Summary***
- ***Presented by Mr John Atkinson, MD***
- ***28 November 2006***
- ***1:30pm AEST***
- ***At http://www.brr.com.au/event/WEC/2024/17320/wmp/h50pfs58fr***

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
61 2 92511311

WHITE ENERGY COMPANY LIMITED

ABN: 62.071.527.083

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Project correspondence to:
PO Box 422,
North Sydney 2059

www.whiteenergyco.com.au

27 November 2006

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

RESULTS OF THE GENERAL MEETING ON 27 November 2006
White Energy Company Limited – WEC (ACN 071 527 083)

We advise that :

(a) A summary of valid and eligible proxies received for the above meeting was as follows:

	Votes For	Votes Against	Votes Abstaining	Votes Invalid	Undirected Votes
Ordinary Resolution 1 Adoption of the Remuneration Report	62,390,226	63,858	2,344,922	40,722	20,175,386
Ordinary Resolution 2 Re-election of Director – Mr John Atkinson	62,407,171	2,391,796	39	40,722	20,175,386
Ordinary Resolution 3 Ratification of Issue of Options	64,724,709	74,297	-	40,722	20,175,386
Ordinary Resolution 4 Non-executive Directors Remuneration	62,379,787	2,414,219	5,000	40,722	20,175,386
Ordinary Resolution 5 Grant of Options to Mr John Atkinson	62,379,787	74,297	2,344,922	40,722	20,175,386
Ordinary Resolution 6 Grant of Options to Mr John McGuigan	62,379,787	2,414,219	5,000	40,722	20,175,386
Ordinary Resolution 7 Grant of Options to Mr Ilyas Khan	62,379,787	2,414,219	5,000	40,722	20,175,386
Ordinary Resolution 8 Reduction of Capital	64,742,093	51,913	5,000	40,722	20,175,386

(b) the following resolutions were passed without resort to a poll at the General Meeting of White Energy Company Limited on Monday 27 November 2006.

Ordinary Business:

Resolution 1 – Adoption of the Remuneration Report

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 250R(2) of the Corporation Act and for all other purposes, approval is given to the adoption of the Remuneration Report as contained in the Company's financial report for the year ended 30 June 2006."

The motion was carried on a show of hands.

Resolution 2 – Re-election of Director – Mr John Atkinson

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for all purposes, Mr John Atkinson, a director of the Company who retires by rotation in accordance with clause 13.2 of the Constitution and, being eligible, is re-elected as a Director of the Company."

The motion was carried on a show of hands.

Resolution 3 – Ratification of Issue of Options

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for all purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the allotment and issue of 2,636,296 Options to various parties on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The motion was carried on a show of hands.

Resolution 4 – Non-Executive Directors Remuneration

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for all purposes of clause 13.7 of the Company's Constitution, ASX Listing Rule 10.17 and all other purposes, the Company approves the maximum aggregate amount that may be paid to Non-Executive Directors of the Company as remuneration for their services in each financial year be set at $450,000 which may be divided among those Directors in the manner determined by the Board of the Company from time to time."

The motion was carried on a show of hands.

Resolution 5 – Grant of Options to Mr John Atkinson

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 208 of the Corporation Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John Atkinson (or his nominee) on the terms and conditions in the Explanatory Statement."

The motion was carried on a show of hands.

Resolution 6 – Grant of Options to Mr John McGuigan

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 208 of the Corporation Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 1,200,000 Options to Mr John McGuigan (or his nominee) on the terms and conditions in the Explanatory Statement."

The motion was carried on a show of hands.

Resolution 7 – Grant of Options to Ilyas Khan

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 208 of the Corporation Act, ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to grant 400,000 Options to Mr Ilyas Khan (or his nominee) on the terms and conditions in the Explanatory Statement."

The motion was carried on a show of hands.

Resolution 8 – Reduction of Capital

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 256B of the Corporation Act and for all other purposes, the Company's issued share capital be reduced, with effect from the passing of this resolution, in the following manner:

(a) The issued capital of the Company be reduced from $116,472,971 to $62,433,046;

(b) The reduction be made without any Shares being cancelled or any payment to any Shareholders of any paid up share capital; and

(c) By applying the resultant amount of cancelled paid up share capital of $54,039,925 in eliminating the same amount in the accumulated losses account of the Company."

The motion was carried on a show of hands.

Yours Sincerely

DAVID FRANKS
Company Secretary
White Energy Company Limited

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

Chairman's Address

At the Extraordinary General Meeting held on 28th June 2006 shareholders approved a number of resolutions which resulted in your company owning, through the acquisition of White Energy Technology Limited, the exclusive licence to The White Coal Technology. This acquisition has transformed your Company's activities and the scope of its opportunities

The White Coal Technology is extremely effective when applied to sub-bituminous coal as it significantly increases its energy content and its value. These coals represent the most abundant form of coal resources. Historically however there has been minimal demand for this type of coal because its high moisture content makes it a relatively inefficient fuel source. Applying White Energy's process to sub-bituminous coal readdresses these inefficiencies and creates a higher quality fuel with almost all the characteristics of more expensive bituminous coals.

During the year the Company signed formal documentation with PT Bayan Resources in Indonesia (a member of the Bayan Resources Group) to build, own and operate on a joint venture basis binderless coal Briquetting plants with an annual capacity up to 5 million tonnes, in 1 million modules, at Bayan's Tabang Mine in the Indonesian region of East Kalimantan. Importantly, Bayan Resources have agreed to acquire up to 1.5 million tonnes per annum of upgraded coal from the joint venture over the first five years of the plant's operation representing over US$200 million of guaranteed revenue for the joint venture. Feasibility work regarding the Bayan plant has been completed and agreed and the joint venture is now in the process of finalising tender documentation to enable construction of the plant to be commenced.

Also the Company has entered into various Heads of Agreements with a number of large corporations to investigate the potential to commercially exploit the technology in the key markets of China, Indonesia and Japan. Negotiations are ongoing with a number of these parties and the Company is optimistic final documentation will be signed soon.

The Company has undertaken several capital raisings during the year. In aggregate $28,556,800 has been raised through a series of share placements which enables the Company to fund its ongoing development program.

During the past two weeks investor road show presentations have been undertaken in New York and London. The quality of institutions currently on the Company's share register and those who have recently expressed genuine interest in the Company's strategy during the recent roadshow indicates that there exists strong international understanding of the scale of the opportunity available to the Company in rolling out the technology in the key coal markets of Indonesia, China, Japan and the USA.

In summary your Company's immediate strategy in relation to the development of the technology is to:

- Finalise the design of, and build, test and commission the first commercial scale 1MTPA plant in Indonesia under the joint venture between White and Bayan Resources
- Finalise joint venture/tolling agreements with other major groups in Indonesia, Japan and China with whom White's are in advanced negotiations
- Analyse opportunities for deployment of the technology in the USA
- Obtain generic project accreditation to capture value from carbon credit emission reductions

The potential target market for application of the Company's technology is vast in view of the existence of significant quantities of low grade coal reserves particularly in the initial target markets of Indonesia, China and India. The United States is the primary target market being the world's largest producer of sub bituminous coal. In addition, the upgraded coal is a more environmentally friendly product than traditional thermal coal with lower emissions of carbon dioxide, sulphur dioxide and other pollutants. This is because of the generally much lower Ash, Sulphur and Nitrogen content in sub-bituminous coals.

The Company has continued exploration of its portfolio of mineral assets located in Western Australia. In view of the substantial opportunities which exist in connection with the development of the coal technology the Board is evaluating the most appropriate future structure for its mineral assets. It will revert to shareholders in this regard shortly.

The Board would like to thank shareholders for supporting the Company during this extremely exciting phase of development. It is now clear that the opportunities to exploit the White Coal Technology are substantial and it is also clear from the recent investor meetings held in New York and London that there exists genuine international interest in your Company and its strategy. The Board and the management are carefully evaluating how best to prioritise and exploit the range of available opportunities.

RECEIVED

2007 MAR 22 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WHITE ENERGY COMPANY LIMITED

ABN: 62.071.527.083

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Project correspondence to:
PO Box 422,
North Sydney 2059

www.whiteenergyco.com.au

21 November 2006

Ms Narissa Taylor
Adviser Issuers (Perth)
Australian Stock Exchange Limited
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

By email: narissa.taylor@asx.com.au, Pages: One

Dear Ms Taylor

Re: Price and Volume Query

With reference to your facsimile dated 21 November 2006 and with specific reference to your queries contained therein, we advise as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

   By way of note, the Company recently released an announcement to the Australian Stock Exchange on 14 November 2006 providing the investor roadshow that is being presented by directors and management in New York and London between 15 November 2006 and 21 November 2006 .

2. Not applicable.

3. The Company does not have any other explanation for the price or volume change in the securities of the Company.

4. The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours Sincerely

DAVID FRANKS
Company Secretary
White Energy Company Limited

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0023
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

21 November 2006

Mr David Franks
Company Secretary
White Energy Company Limited
Level 5
Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

By facsimile: (02) 9251 1638

Dear David

White Energy Company Limited (the "Company")

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from $1.04 on 15 November 2006 to an intra-day high of $1.24 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at narissa.taylor@asx.com.au or by facsimile on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 3.00 pm E.D.S.T. (12.00 pm W.S.T.) on Tuesday, 21 November 2006.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

Direct Line: (08) 9224 0023

WHITE ENERGY COMPANY LIMITED

ABN: 62.071.527.083

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

Project correspondence to:
PO Box 422,
North Sydney 2059

www.whiteenergyco.com.au

15 November 2006

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

<u>Company Announcements</u>

White Energy Company Limited – WEC (ACN 071 527 083)
Investor Roadshow Presentation

New York and London between 15 November 2006 and 21 November 2006

Directors and management of the Company are presenting to various fund managers and investors in New York and London between 15 November 2006 and 21 November 2006.

Attached is a copy of the investor presentation.

Yours Sincerely

DAVID FRANKS
Company Secretary
White Energy Company Limited

White Energy Company Limited

Company Overview

November 2006



Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this presentation contain forward-looking statements, including statements, containing the words “planned”, “expects”, “believes”, “strategy”, “opportunity”, “anticipates”, and similar words. Such forward-looking statements are subject to known and unknown risks, uncertainties, or other factors that may cause the company’s actual results to be materially different from historical results or any results expressed or implied by such forward-looking statements. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date hereof. In addition where comparisons are made between White Energy and other companies, we have made best efforts to properly interpret publicly made information by these companies but cannot be certain that such comparisons are completely accurate.

Executive Summary

- White Energy (ASX : WEC) owns the exclusive licence to the world leading White's Coal Technology process which upgrades low quality coal and turns it into a high quality, high value coal
- White's has agreements with strong industry partners such as Bayan Resources and Itochu Corporation for the commercial exploitation of the White's Coal Technology
- There is significant upside potential through:
  - a positive re-rating of its value to reflect more accurately its competitive relationship to other companies looking to develop clean coal technologies
  - the roll out of the White Coal Technology throughout Asia and the Powder River Basin
  - its intention to have its securities listed in the US or the UK

WEC Overview

- **Competitive, independently verified technology** – the White Coal Technology was developed by CSIRO in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd and has been independently tested and proven to be significantly more competitive from an operational and cost perspective to competing technologies
- **The technology creates significant value** - by upgrading low quality coal, significantly increasingly its energy content and its value
- **Reputable strategic partners** – Bayan Resources has signed final joint venture documentation and Itochu Corporation of Japan and Datang International of China have signed HOA's to commercially exploit the technology. A number of other high profile companies in the coal sector have executed MOU's in order to test their coal and analyse partnership opportunities.
- **Fast track to commercialisation** – construction of the 1st commercial plant should start later this year and be in production by late 2007
- **Huge upside potential –** Potential target market = 465 billion tonnes of global low grade coal reserves
- **Environmental Benefits –** White's coal is a more environmentally friendly product. Higher energy value > efficient burning > lower emissions of CO_2, SO_2 and other pollutants (potential for carbon credits).
- **Strong, capable management team** - highly regarded coal industry veterans with extensive international plant operation and construction experience (30+ years) backed up by a very senior and reputable board of directors with strong M&A expertise
- **Market Capitalisation** – current market cap of A$120M is c.11.25% of the US$800 million market cap of Evergreen Energy Inc (most comparable competitor)

Capital Structure & Trading History

- Issued shares : 119,999,384 fully paid ordinary shares
- Outstanding options – 27,547,000
- Current cash position – A$23.5M
- Debt Free
- Listed on Australian Stock Exchange (ASX: WEC)
- Recent Share Price (9 November 2006) – A$1.03
- Market capitalisation (current issued shares before option exercise) – A$120M

WEC Trading History to 9 November 2006


Volume
Price
Volume
Price $
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1.2
1
0.8
0.6
0.4
0.2
0

Global Need for Coal Upgrading Technology

- Strong coal market outlook globally
- Increasing global demand for dependable energy sources
- High oil prices increasing demand for alternative fuels
- High thermal value coal reserves and production are declining globally
- Declining reserves / production of emission compliant coal
- Increasing global emphasis on tightening emission (CO_2, SO_2, NOx, Mercury) and environmental standards
- Capture value spread (thermal energy, transport costs and environmental benefits)
- Lower CAPEX solution - reduces power utilities need to retrofit / install post combustion emissions control equipment

Sources of Power Generation (North America, China & India)



Terra Watt Hour (TWh)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
803
2247
2913
1152
2566
4680
98
1081
3503
45
306
1309
32
420
1169
34
122
635
North America - Coal
North America - All Other Energy Sources
China - Coal
China - All Other Energy Sources
India - Coal
India - All Other Energy Sources
1971
2000
2030

2000 (2,356 Mt)



Residential / Services 4%
Industry 18%
Other Sectors 12%
Power Generation 66%

2030 (3,629 Mt)



Residential / Services 2%
Industry 15%
Other Sectors 9%
Power Generation 74%

Coal is becoming increasingly concentrated in power generation in all regions

The Technology – Process and Plant

- The White Coal Technology was developed over a number of years by the CSIRO (pre-eminent Australian government sponsored research organisation) in conjunction with industry players TraDet Inc, K.R. Komarek Inc and The Griffin Coal Company Pty Ltd.
- The patented process involves the crushing and drying of low value coals, resulting in removal of the water content of the coal, and converting the product into a higher energy content, stable briquette.
- A 90,000 tonne per annum demonstration plant operates successfully with over 20,000 tonnes of coal processed to date in testing programs.
- Coal samples from China, the US, Australia, Indonesia and South Africa have all been successfully treated significantly enhancing the energy content and value.



Vent
Vent
Baghouse
Flash heating
riser tube
Separating
cyclones
Dry Coal Transfer
Coal Fired
Heater
ID Fan
Briquetting
Moist coal
feed
Briquetted
product

- The technology been assessed and approved by independent engineers - Sinclair Knight Merz (SKM), and reviewed in a commercial context by a number of JV parties who have all proceeded to negotiations.

The Technology - Results

- The White Coal Technology processes poor quality sub-bituminous coal resulting in:
  - **Higher Energy Value** - Demonstrated to produce ~11,000 BTU/lb (6,200 kcal/kg) coal briquettes from ~8,000 BTU/lb (4,500 kcal/kg) sub bituminous coal. An increase of 37.5% in heat energy output
  - **Higher Economic value -** Processing costs are low allowing product to compete favorably with bituminous coals
  - **Physically and chemically stable product -** handled/transported as normal coal, does not generate excessive fines and reduces danger of spontaneous combustion
  - **Significantly reduced transport costs -** Reduced moisture (relative reduction of 74 – 81%) content leads to drop in load volumes by 20-30% and corresponding drop in transportation costs
  - **More environmentally friendly product -** Increased energy value leads to more efficient burning. Higher value energy release with lower carbon emission resulting in the potential for carbon credits

The consequence is that a significantly large number of low quality, high moisture coal deposits worldwide become economically viable and environmentally efficient

WEC Business Model

- White's offers potential partners the choice of a JV or Tolling business model
- In either model, primarily to ensure protection of its IP, Whites takes on the 'project' role of constructing the plant and operating and maintaining the plant
- White's business models generate a number of diverse upfront and recurring revenue streams:

a) equity share of JV profits;
b) technology sub-license fees;
c) recurring royalties per tonne of upgraded coal;
d) coal enhancement fees based on plant output (relating increased energy content of the coal);
e) marketing fees in relation to the marketing of the upgraded coal;
f) management fees in relation to the operation and management of the plants;
g) ongoing administration fees based on per tonne of installed production capacity; and
h) participation in any value derived from the reduction in greenhouse gas emissions

Estimated Coal Economics Per Tonne

1 MTPA Plant Established in Indonesia	$US / Tonne
Input Cost (Sub Bituminous Coal)	$13
Coal Conversion Costs, Electricity & Transport*	$18
Royalty, License & Plant O&M Fees	$10
Sub Total	**$41**
Upgraded Coal Selling Price	**$45**
EBIT to Operating Entity	**$4**
Plant CAPEX	**$28M**

* Transport includes barging, ship loading, superintendents for F.O.B.T status

- White's will only partner with groups who facilitate significant offtake obligations which effectively underwrite a project (e.g. Bayan Resources US$200M + offtake)

Potential Market & Growth Strategy


MAJOR PROVEN RESERVES OF SUBBITUMINOUS COAL AND LIGNITE
World Total = 465,391,000,000 Tonnes

- Potential target market = 465 billion tonnes of low grade coal
- Initial target market (Indonesia, China & India) = 13.4% of global reserves.
- Primary target market = USA (world's largest producer of low rank coal with annual production > 350M tonnes
- White's has entered the execution phase and is working to establish commercial operating plants in Indonesia, China and the USA to upgrade and exploit the existing known massive deposits of sub-bituminous coal in these markets.

- White's immediate strategy is to:
  - Finalise the design of, and build, test and commission the first commercial scale 1MTPA plant in Indonesia under the JV between White and Bayan Resources
  - Finalise JV/Tolling agreements with other major groups in Indonesia, Japan and China with whom White's are in advanced negotiations
  - Build a demonstration plant in the USA and implement an aggressive business development strategy in the USA targeting companies operating in the Powder River Basin
  - Obtain generic project accreditation to capture value from carbon credit emission reductions
  - Finalise plans for the listing of White's securities in the US or the UK

The Main Game - Powder River Basin

- The Powder River Basin region is the largest sub-bituminous coal producing region in the world, with an annual output > 350M tonnes
- Major users are US power utilities who have switched from local bituminous coals to avoid the need for costly flue gas desulphurisation plants
- The low sulphur Powder River Basin coals have very high inherent moisture (20-25%) = substantially lower power generation and high transportation costs
- Transportation cost savings alone in the Powder River Basin represent over a US$1 billion per annum opportunity for White's
- White's has recently tested coal from four mines located in the Powder River Basin with excellent results
- Critical to White's strategy is to get a foothold in the US market in the near term

WEC vs Evergreen Energy Inc.

	White Energy Company Limited	Evergreen Energy Inc
Processing cost:	US$3.7 - 4.3/tonne	US$3 - 6/tonne
CAPEX cost:	US$16 - 25/tonne	US$65 - 105/tonne
Technology:	• Increase the heat value by approx 40% from 4,444 kcal/kg to 6,111 kcal/kg • Reduction in sulfur dioxide and mercury emissions through improved combustion . • Transportation cost: reduce the absolute moisture content by 20-30% (a relative reduction of 74%-81%). • **End result:** higher energy, lower moisture, reduced emissions, reduced risk of combustion	• Increase the heat value by 30 – 40% from 4,444 – 4,889 kcal/kg to 5,833 – 6,389 kcal/kg • Some sulfur and mercury content is removed in the resultant waste water • Transportation cost: reduce the absolute moisture content by 20-25% (a relative reduction of approximately 79%) • **End result:** higher energy, lower moisture, reduced emissions, reduced risk of combustion
Development stage:	Demonstration plant operating (5 years). First commercial project in construction phase.	Pilot plant constructed and operational as of Jan 2006. First shipment of coal recently completed.
Patent:	18 years remaining	15 – 18 years remaining
Plants to commercialize the technology:	• PT Bayan Resources (Indonesia) – expected completion 4Q07/1Q08; • Itochu (Indonesia) – expected completion 4Q08; and • Datang (China) – expected completion to be finalized	• 750,000 tpa plant in Powder River basin in Gillete, Wyoming – started production 4Q05; • Test burn with Black Hills Energy power plant – started in Feb 06 • Exclusive business development and intellectual property rights agreement with Sasol - Lurgi
Future marketing targets:	Currently Indonesia and China, followed the Powder River Basin, USA and then India	Initially Powder River Basin, USA and Alaska

- White's technology compares very favorably with the technology developed by Evergreen
- On a capital cost basis, a WEC plant is estimated to cost less than 1/3 of the cost of a comparable sized Evergreen plant
- The current market capitalisation of White Energy is at a significant discount to Evergreen's current market capitalisation and its value based on 2009/2010 earnings and EBITDA projections using 20x and 10x multiples discounted to present value

White Energy Company Limited

Appendix 5B
Mining Exploration Entity Quarterly Report



Summary of Activity

A summary of activity for White Energy Company Limited ("WEC) during the quarter ended 30 September 2006 is outlined below.

COAL TECHNOLOGY OPERATIONS

Coal Initiative: Bayan Joint Venture Feasibility Agreed; Scope of Project Increased to 5 Million Tonnes and Bayan Offtake increased to US$215 M

During the September quarter, WEC announced that the Company passed a key milestone in its joint venture with PT Bayan Resources ("Bayan") in that all feasibility work was completed and agreed. In addition, the fundamental terms of the joint venture were substantively improved in that it was agreed to:

a) increase the size and scope of the project from an annual output of 3 million tonnes of upgraded coal to 5 million tonnes;

b) increase Bayan's annual offtake obligation of upgraded coal from 500,000 tonnes per annum to 1.5 million tonnes per annum. This five year commitment equates to an offtake obligation on Bayan of approximately US$215 million.

The Company is currently in discussions with a number of parties in relation to similar opportunities and will continue to keep Shareholders advised of progress.

Coal Initiative: Capital Raising Oversubscribed

During the September quarter, WEC also announced that it successfully placed 23,983,333 shares at A$0.96 a share under a private placement offering resulting in a total capital raising of A$23.024 million. The capital raising enables White to more than fund its portion of the construction of the first commercial plant undertaken with Bayan, and at the same time advance its joint venture discussions with Itochu Corporation of Japan and other strategic parties.

For specific details of the Bayan Joint Venture and WEC Capital Raising, please refer to the Company's announcements on 22 September 2006 and 9 August 2006 respectively.

EXPLORATION OPERATIONS

WEC has continued exploration of its portfolio of prospective nickel sulphide exploration projects located in Western Australia. Details of exploration undertaken in the September quarter are provided below

Bridgetown (WEC 100%)

A regional surface geochemical survey was completed during the September 2006 Quarter covering all of the Bridgetown Project. 240 samples of magnetic lag material was collected on a nominal 2km by 1km grid to assist in mapping out geological trends and define areas of anomalous geochemistry in an area with pervasive laterite cover. An orientation survey carried out earlier in the year has indicated that magnetic lag samples assayed using a partial digest method is the optimal sampling method.

The results of the programme have been received and have defined three areas of elevated gold/PGM anomalies and a number of base metal and tin anomalies. A ferromagnesian element anomaly maps the location of the major ultramafic unit which is the target for nickel/PGM mineralisation.

A programme of follow up soil sampling and prospecting on the anomalies will be designed and implemented during the current quarter

Glen Ayle (WEC 100%)

Infill surface magnetic-lag geochemical sampling over the previously defined anomalies within E69/1963 was completed. The re-sampling confirmed the presence of elevated platinum geochemistry over an area measuring 2.5km by 600m with assays up to 8ppb against a background of 1 to 2 ppb.

A scout drilling programme has been planned over the anomaly using an Aircore rig. Results from a recently completed ground magnetic survey have also been used to site drill holes in the optimal positions. Aboriginal heritage and environmental permitting are underway and drilling will be undertaken as soon as these are completed and a drill rig becomes available.

Mt Mundy (WEC 100%)

During the Quarter fieldwork has been planned to test a nickel/copper and two gold anomalies generated in a survey carried out earlier in the year. Fieldwork will include infill soil sampling, rock sampling, prospecting and geological mapping. The fieldwork will be completed during October.

Nanutarra (WEC earning 60%)

No work was carried out on this project during the quarter.

New Exploration License (NSW):

In June 2006, the company entered into an Exploration License (Application number 2647) pursuant to the Mining Act 1992, in relation to a total of 16 units located on four blocks in the Canberra region. The company has entered into an Exploration License with a view to prospecting for gold deposits on these tenements.

No work was carried out on this project during the quarter.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

White Energy Company Limited

ABN

62 071 527 083

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (40)	(a) (40)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (5)	(d) (5)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	245	245
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(1,310)	(1,310)
	Net Operating Cash Flows	(1,110)	(1,110)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) (2,700)	(b) (2,700)
	(c) other fixed assets	(c) (1,187)	(c) (1,187)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	Nil
	Net investing cash flows	(3,887)	(3,887)
1.13	Total operating and investing cash flows (carried forward)	(4,997)	(4,997)

1.13	Total operating and investing cash flows (brought forward)	(4,997)	(4,997)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	23,064	23,064
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	(59)	(59)
	Net financing cash flows	23,005	23,005
	Net increase (decrease) in cash held	18,008	18,008
1.20	Cash at beginning of quarter/year to date	6,564	6,564
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	24,572	24,572

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	98
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Section 1.8 : As announced to the ASX, WEC acquired on 30 June 2006 White Energy Technology Limited for $3.6m in cash and issue of 51,428,571 shares at $0.90. Of the $3.6m, $1.0m was paid at 30 June 2006. The balance of $2.6m was paid during the quarter with a residual amount of loan accounts of $100,000 also paid.

Section 1.14 : During the quarter, capital raised in relation to the $23,024,000 placement (23,983,333 shares at $0.96) as approved by shareholders on 28 June 2006 and $8,000 under prospectus dated 17 July 2006 (8,000 shares at $1.00). The balance of $32,500 is from the exercise of options in the September 2006 quarter.

Section 1.19 : Brokerage / Capital raising costs in relation to the $23,024,000 placement

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter *

		$A'000
4.1	Exploration and evaluation	150
4.2	Development	Nil
	Total	**150**

** on mining exploration business(does not include other business operations being Coal Technology business operations)*

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	12,257	6,564
5.2	Deposits at call	12,315	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	24,572	6,564

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 95,961,051 (a) 130,000 23,983,333 8,000 (b) N/A Closing 120,082,384	Opening 33,702,480 (a) 130,000 23,983,333 8,000 (b) N/A Closing 57,823,813 Noting that escrowed shares are: 10,830,000 to 16-3-07 33,514,457 to 30-6-07 17,914,114 to 30-6-08	 $0.25 $0.96 $1.00	 $0.25 $0.96 $1.00
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Closing 15,347,000 (b) Performance Options - Closing 6,000,000 (c) Performance Options - Closing 6,000,000 (d) Standard options – Closing 392,003 (e) Standard options – Closing 419,400 (f) Standard options – Closing 2,066,896	(a) Not listed 15,347,000 noting 7,000,000 in escrow to 16/3/07 (b) Not listed 6,0000,000 noting 6,000,000 in escrow to 16/3/07 (c) Not listed 6,000,0000 noting 6,000,000 in escrow to 16/3/07 (d) Not listed 392,003 (e) Not listed 419,400 (f) Not listed 2,066,896	*Exercise price* (a) 25 cents (b) 25 cents (c) 40 cents (d) $1.40 (e) $0.01 (f) $0.01	*Expiry date* (a) 30/11/08 (b) 30/11/08 (c) 30/11/08 (d) 30/08/09 (e) 7/07/11 (f) 30/08/11
7.8	Issued during quarter	(a) Nil (b) Nil (c) Nil (d) Nil (e) 419,400 (f) 2,066,896	(a) Nil (b) Nil (c) Nil (d) Nil (e) 419,400 (f) 2,066,896	N/A	N/A
7.9	Exercised during quarter	(a) 130,000 (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil	(a) 130,000 (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil	(a) 25 cents (b) N/A (c) N/A (d) N/A (e) N/A (f) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08 (d) 30/08/09 (e) 7/07/11 (f) 30/08/11
7.10	Expired during quarter	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

7.11	**Debentures** *(totals only)*	N/A	N/A
7.12	**Unsecured notes** *(totals only)*	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2006
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

For further information please contact:

John Atkinson
Director
WHITE ENERGY COMPANY LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638

www.whiteenergyco.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 8,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES
5	Issue price or consideration	(I) $1.00 PER ORDINARY SHARE, TOTALLING $8,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) SHARES ISSUED UNDER PROSPECTUS DATED 17 JULY 2006 This Prospectus has been prepared for the purpose of Section 708A(11) of the Corporations Act to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 29 SEPTEMBER 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,813,813	ORDINARY SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,477,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

+ See chapter 19 for defined terms.

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date 29 SEPT 2006.
Company Secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

28 September 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

WEC AUDIO BROADCAST

WHITE ENERGY COMPANY LIMITED (WEC) would like to offer you a front row seat at our presentation titled **"Bayan JV"**. Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;

- ***Bayan JV***
- ***Presented by Mr John Atkinson, MD***
- ***28 September 2006***
- ***12:00pm AEST***
- ***At http://www.brr.com.au/event/WEC/2024/15462/wmp/vouusslo09***

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
61 2 92511311

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

22 September 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

BAYAN JOINT VENTURE: FEASIBILTY AGREED; SCOPE OF PROJECT INCREASED TO 5 MILLION TONNES; BAYAN OFFTAKE INCREASED TO US$215 MILLION

The Directors of White Energy are pleased to announce that the Company has passed a key milestone in its joint venture with PT Bayan Resources and also substantially improved the fundamental terms of the joint venture.

The Bayan Resources Group is the eighth largest coal miner in Indonesia. Bayan through its affiliates has the right to mine and operate various coal mines in East Kalimantan. Bayan and White Energy are exploiting the CSIRO developed patented briquetting process which White's wholly owned subsidiary, Binderless Coal Briquetting Company Pty Ltd, has licensed exclusively on a worldwide basis. The patented coal technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with significant benefits to the sale price that can be achieved for the coal while also realising significant cost benefits at both the transportation and processing levels.

After a detailed review of the financial feasibility study the parties have confirmed they will proceed with the joint venture and immediately commence implementation work on the plant.

In addition, the underlying terms of the joint venture with Bayan have been significantly improved in that the parties have agreed to:

- increase the size and scope of the project from an annual output of 3 million tonnes of upgraded coal to 5 million tonnes;
- increase Bayan's annual offtake obligation of upgraded coal from 500,000 tonnes per annum to 1.5 million tonnes per annum. This five year commitment equates to an offtake obligation on Bayan of approximately US$215 million (after allowing for the rolling commissioning of each 1 million tonne module over the period).

The joint venture is owned 51% by White's and 49% by Bayan. An initial module will be built with production capacity of 1 million tonnes per annum. Once this module has demonstrated proven capacity, modules able to process a further 4 million tonnes per annum will be added, taking total production to 5 million tonnes per annum.

In addition to its entitlement to a share of profits from its equity in the joint venture with Bayan, White's will also generate a number of upfront and recurring revenue streams from the project.

The Directors also advise that the Company is currently in discussions with a number of parties in relation to similar opportunities. The Company will continue to keep Shareholders advised of progress.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
61 2 92511311

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	White Energy Company Limited ("WEC")
ACN/ARSN	071 527 083

1. Details of substantial holder(1)

Name	Ganra Pty Ltd
ACN/ARSN (if applicable)	002 944 489

There was a change in the interests of the substantial holder on 11/08/2006

The previous notice was given to the company on 09/08/2006

The previous notice was dated 31/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	13,114,286	13.66%	13,114,286	10.93%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ganra Pty Ltd	13,114,286	Ganra Pty Ltd	Holder	13,114,286 Ordinary shares	13,114,286

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ganra Pty Ltd	Level 1, 127 Blues Point Road MCMAHONS POINT NSW 2060

Signature

print name Brian Flannery capacity Director

sign here [signature] date 17/08/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

RECEIVED

2007 MAR 22 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: White Energy Company Limited ("WEC")

ACN/ARSN: 071 527 083

1. Details of substantial holder(1)

Name: Bimosa Pty Ltd

ACN/ARSN (if applicable): 002 985 290

There was a change in the interests of the substantial holder on: 11/08/2006

The previous notice was given to the company on: 09/08/2006

The previous notice was dated: 31/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	6,557,143	6.83%	6,557,143	5.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Bimosa Pty Ltd	6,557,143	Bimosa Pty Ltd	Holder	6,557,143 Ordinary shares	6,557,143

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Bimosa Pty Ltd	Level 1, 127 Blues Point Road MCMAHONS POINT NSW 2060

Signature

print name David Knappick capacity Director

sign here date 17/08/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	White Energy Company Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of last notice	7th July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Techpacific.Com Digital Limited, a wholly owned subsidiary of Techpacific Capital Limited (substantial shareholder and non executive Chairman) : 523,528 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 100,000 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 419,400 unlisted options, exercisable at $0.01, expiring 7 July 2011 Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 1,616,896 unlisted options, exercisable at $0.01, expiring 30 August 2011

+ See chapter 19 for defined terms.

Date of change	30th August 2006
No. of securities held prior to change	Indirect : 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 Ordinary Shares via Crosby Investment Holdings Limited 419,400 unlisted options, exercisable at \$0.01, expiring 7 July 2011 via Crosby Investment Holdings Limited
Class	Unlisted options, exercisable at \$0.01, expiring 30 August 2011
Number acquired	Indirect : 1,616,896
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	IN CONSIDERATION FOR PLACEMENT FEE OF 17,983,333 SHARES (OR \$17,263,999.68) ON 11 AUGUST 2006 UNDER AGREEMENT DATED 7 APRIL 2006 BETWEEN CROSBY AND THE COMPANY. THIS HAS BEEN ASSESSED AT A VALUE OF \$1,669,445.12
No. of securities held after change	Indirect : 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted \$0.01options (expiry 7 July 2011) via Crosby Investment Holdings Limited 1,616,896 unlisted \$0.01options (expiry 30 August 2011) via Crosby Investment Holdings Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to Appendix 3B dated 30 August 2006

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Crosby Investment Holdings Limited
Nature of interest	Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited)
Name of registered holder (if issued securities)	N/a
Date of change	7 April 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	As fees for placement and capital raising, Crosby Investment Holdings Limited receives $0.01 options with an expiry of 5 years from issue date, calculated as follows for raising funds up to A$1.20 per share" (i) options in number totalling 7.5% of shares placed up to A$12m in consideration (ii) options in number totalling 10.0% of shares placed beyond A$12m in consideration
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 – NO ESCROW (NEW) (II) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 2,066,896 UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 (II) 100,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 - NO ESCROW (II) ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) NEW CLASS (II) YES
5	Issue price or consideration	(I) NIL (II) $0.25 PER ORDINARY SHARE, TOTALLING $25,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) IN CONSIDERATION FOR PLACEMENT FEE OF 23,983,333 SHARES (OR $23,023,999.68) ON 11 AUGUST 2006 UNDER AGREEMENT DATED 7 APRIL 2006 BETWEEN CROSBY AND THE COMPANY. THIS HAS BEEN ASSESSED AT A VALUE OF $2,134,070.12 (II) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 15 AUGUST 2006 AND 30 AUGUST 2006 FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 30 AUGUST 2006 (II) 15 AUGUST 2006 and 30 AUGUST 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,805,813	ORDINARY SHARES
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,357,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

+ See chapter 19 for defined terms.

Number	+Class
2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 - NO ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and

+ See chapter 19 for defined terms.

that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 30 AUG 2006.
Company Secretary

Print name: David Franks

== == == == ==

Form 603

Corporations Act
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme White Energy Company Limited

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN: 32 001 450 522

The holder became a substantial holder on: 24 August 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	6,808,250	6,808,250	5.68%*

* Revised percentage figure due to advice from the company that the correct number of issued shares is 119,964,384.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
UBS AG London Branch	Prime Broker with power to exercise disposal of shares	6,808,250 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
UBS AG London Branch	Various Custodians	Various Custodians	6,808,250 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A. As these holdings are held by UBS AG London Branch on behalf of Prime Brokerage clients, there is no trading by UBS AG London Branch to be reported.				

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
UBS AG London Branch	Related body corporate

7. **Addresses**

The addresses of persons named in this form are as follows:

Name and ACN (if applicable)	Address
UBS AG London Branch	100 Liverpool Street, London, EC2M 2RH

Signature

Print name:	Peter Stepek	Capacity:	Alternate Director
Sign here:		Date:	28 August 2006

Contact details for this notice:

Leanne Livingstone
Legal & Compliance
(w) +61 2 9324 3869
(f) +61 2 9324 2558
Email: leanne.livingstone@ubs.com

Form 603

Corporations Act
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme: White Energy Company Limited

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN: 32 001 450 522

The holder became a substantial holder on: 24 August 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	6,808,250	6,808,250	11.80%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
UBS AG London Branch	Prime Broker with power to exercise disposal of shares	6,808,250 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
UBS AG London Branch	Various Custodians	Various Custodians	6,808,250 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A. As these holdings are held by UBS AG London Branch on behalf of Prime Brokerage clients, there is no trading by UBS AG London Branch to be reported.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
UBS AG London Branch	Related body corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name and ACN (if applicable)	Address
UBS AG London Branch	100 Liverpool Street, London, EC2M 2RH

Signature

Print name:	Peter Stapek	Capacity:	Alternate Director
Sign here:		Date:	28 August 2006

Contact details for this notice:

Leanne Livingstone
Legal & Compliance
(w) +61 2 9324 3869
(f) +61 2 9324 2558
Email: leanne.livingstone@ubs.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	White Energy Company Limited ("WEC")
ACN/ARSN	071 527 083

1. Details of substantial holder(1)

Name	Gaffwick Pty Ltd
ACN/ARSN (if applicable)	010 584 522

There was a change in the interests of the substantial holder on	11/08/2006
The previous notice was given to the company on	07/08/2006
The previous notice was dated	31/07/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	13,469,084	14.03%	13,995,464	11.66%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/7/06 to 16/08/06	Gaffwick Pty Ltd	Holder	Refer to Appendix 'A'	Acquired 526,380	526,380

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Gaffwick Pty Ltd	13,995,464	Gaffwick Pty Ltd	Holder	13,995,464 Ordinary shares	13,995,464

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Gaffwick Pty Ltd	Level 1,127 Blues Point Rd McMahons Point NSW 2060

Signature

print name Travers Duncan capacity **Director**

sign here [signature] date 24/08/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix A

3. Changes in relevant interests

Date	No of Shares		Cost		Cost per Share
16/08/2006	10,000	$	10,211.10	$	1.02
15/08/2006	46,013	$	46,156.03	$	1.00
14/08/2006	40,052	$	40,593.67	$	1.01
11/08/2006	10,250	$	9,948.24	$	0.97
10/08/2006	35,500	$	35,010.93	$	0.99
9/08/2006	15,096	$	14,795.05	$	0.98
8/08/2006	17,500	$	17,187.00	$	0.98
4/08/2006	12,900	$	12,621.32	$	0.98
3/08/2006	15,500	$	14,993.13	$	0.97
2/08/2006	54,392	$	52,384.05	$	0.96
31/07/2006	25,000	$	23,303.55	$	0.93
28/07/2006	12,232	$	10,953.00	$	0.90
27/07/2006	49,934	$	45,802.94	$	0.92
26/07/2006	5,200	$	4,992.32	$	0.96
24/07/2006	5,467	$	5,291.88	$	0.97
20/07/2006	13,500	$	13,087.66	$	0.97
19/07/2006	12,000	$	11,556.43	$	0.96
18/07/2006	17,250	$	16,320.07	$	0.95
17/07/2006	17,897	$	17,469.13	$	0.98
13/07/2006	10,000	$	9,878.51	$	0.99
11/07/2006	100,697	$	100,082.64	$	0.99
	526,380				

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED (FORMERLY AMEROD RESOURCES LIMITED)

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 23,983,333 ORDINARY SHARES (II) 20,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES
5	Issue price or consideration	(I) $0.96 PER ORDINARY SHARE, TOTALLING $23,023,999.68 (II) $0.25 PER ORDINARY SHARE, TOTALLING $5,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) SHARES ISSUED AS APPROVED BY SHAREHOLDERS AT THE EGM DATED 28 JUNE 2006 FOR THE PLACEMENT OF UP TO 35 MILLION SHARES UNDER LISTING RULE 7.1 AND ISSUED WHILE PROSPECTUS DATED 17 JULY 2006 IS OPEN This Prospectus dated 17 July 2006 has been prepared for the purpose of Section 708A(11) of the Corporations Act to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period. The allotment of 23,983,333 Shares to various sophisticated investors independent of the offer of Shares under this Prospectus. Provided these Share issues are made during the Offer Period, the Shares will not be subject to any secondary sale restrictions and will be freely tradeable. (II) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 24 JULY 2006 FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 11 AUGUST 2006 (II) 24 JULY 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,705,813	ORDINARY SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,457,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 11 AUG 2006.
Company Secretary

Print name: David Franks

== == == == ==

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme White Energy Company Limited

ACN/ARSN 071 527 083

1. Details of substantial holder (1)

Name Ganra Pty Ltd

ACN/ARSN (if applicable) 002 944 489

The holder became a substantial holder on 30 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	13,114,286	13,114,286	13.66%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ganra Pty Ltd	Holder	13,114,286 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ganra Pty Ltd	Ganra Pty Ltd	Ganra Pty Ltd	13,114,286 Ord shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ganra Pty Ltd	30 June 2006		$11,802,857.40	13,114,286 Ord

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
PEGGY A FLANNERY	DIRECTOR

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ganra Pty Ltd	Level 1, 127 Blues Point Road MCMAHONS POINT NSW 2060

Signature

print name Brian Flannery capacity Director

sign here [signature] date 31 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

RECEIVED
2007 MAR 22 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of initial substantial holder

To Company Name/Scheme White Energy Company Limited

ACN/ARSN 071 527 083

1. Details of substantial holder (1)

Name Bimosa Pty Ltd

ACN/ARSN (if applicable) 002 986 290

The holder became a substantial holder on 20 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial hol[illegible]r an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as fol[illegible]:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	6,557,143	6,557,143	6.83%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Bimosa Pty Ltd	Holder	6,557,143 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Bimosa Pty Ltd	Bimosa Pty Ltd	Bimosa Pty Ltd	6,557,143 Ord shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Bimosa Pty Ltd	30 June 2006		$5,901,428.70	6,557,143 Ord

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Bimoso Pty Ltd	Level 1, 127 Blues Point Road MCMAHONS POINT NSW 2060

Signature

print name David Knappick capacity Director

sign here date 31 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

White Energy Company Limited
ACN: 071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 1320,
North Sydney 2059
www.whiteenergyco.com.au

White Energy Corporation Limited – Capital Raising Oversubscribed

White Energy (ASX: WEC, formerly Amerod Resources Limited) is pleased to announce that it has successfully placed 23,983,333 shares at A$0.96 a share under a private placement offering resulting in a total capital raising of A$23.024 million. After the issuance of new shares White Energy will have 119.9 million shares on issue, and a market capitalization of A$115 million at current prices. The Managing Director, Mr. John Atkinson said that the company had initially planned to raise $20 million but the high demand for the stock resulted in the issuing of 23.98 million shares at $0.96 per share.

The shares have been placed with a small group of institutional investors based in Australia, Asia, United Kingdom and North America. This placement is in addition to the A$5.032 million raised for in April 2006. The capital is to be used to further expand White Energy's presence in the growing Asian coal producing markets with a particular emphasis on exploiting the massive sub-bituminous coal reserves in Indonesia and China.

Mr. Atkinson said "we are delighted with the demand for stock from institutions who clearly see the global opportunity to take low quality coal, upgrade it through the White Energy process and sell the improved coal for a much higher value."

White Energy is the exclusive worldwide license holder of the binderless coal briquetting process that enhances relatively poor quality coal to significantly increase its energy efficiency. The process has two major benefits: it results in substantial transportation and operational cost savings and it creates environmental credits by reducing emissions. The technology has been developed over several years by CSIRO, an Australian government sponsored research organization. Independent tests, by both expert engineers and coal producers, have proven the process to be more cost and operationally efficient than competing technologies.

Mr. Atkinson stated that "The recent capital raising enables White to fund its portion of the construction of the first commercial plant undertaken with its joint venture partner Bayan Resources and at the same time advance its joint venture discussions with Itochu Corporation of Japan and other strategic parties. With the Bayan joint venture expected to be commercialized in the second half of 2007, we believe the company is entering a very exciting phase of significant growth and development over the next 12 to 18 months."

For further information please contact:

John Atkinson, Managing Director White Energy on +61 (0)2 9251 1311

RECEIVED
2007 MAR 22 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	White Energy Company Limited
ACN/ARSN	071 527 083

1. Details of substantial holder (1)

Name	Gaffwick Pty Ltd
ACN/ARSN (if applicable)	010 584 522

The holder became a substantial holder on 30 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	13,469,084	13,469,084	14.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Gaffwick Pty Ltd	Holder	13,469,084 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Gaffwick Pty Ltd	Gaffwick Pty Ltd	Gaffwick Pty Ltd	13,469,084 Ord shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Gaffwick Pty Ltd	30 June 2006		$11,802,857.40	13,114,286 Ord
Gaffwick Pty Ltd	24 April 2006 to 30 June 2006	See attached Appendix A		354,798 Ord

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Gaffwick Pty Ltd	Level 1,127 Blues Point Rd McMahons Point NSW 2060

Signature

print name **Travers Duncan** capacity Director

sign here [signature]

date 31 July 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 603.

Signature

This form must be signed by either a director or a secretary of the substantial holder.

Lodging period

Nil

Lodging Fee

Nil

Other forms to be completed

Nil

Additional information

(a) If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.

(b) This notice must be given to a listed company, or the responsible entity of a listed managed investment scheme. A copy of this notice must also be given to each relevant securities exchange.

(c) The person must give a copy of this notice:

(i) within 2 business days after they become aware of the information; or

(ii) by 9.30am on the next trading day of the relevant securities exchange after they become aware of the information if:

(A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and

(B) the person becomes aware of the information during the bid period.

Annexures

To make any annexure conform to the regulations, you must

1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2 show the corporation name and A.C.N. or A.R.B.N.
3 number the pages consecutively
4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5 identify the annexure with a mark such as A, B, C, etc
6 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7 sign and date the annexure. The annexure must be signed by the same person(s) who signed the form.

Appendix A

5. Consideration

Date	No of Shares		Cost		Cost per Share
30/06/2006	57,424	$	56,736.61	$	0.99
29/06/2006	2,000	$	1,933.03	$	0.97
28/06/2006	3,000	$	2,972.34	$	0.99
27/06/2006	38,250	$	36,188.73	$	0.95
26/06/2006	15,000	$	14,558.40	$	0.97
23/06/2006	2,650	$	2,411.24	$	0.91
22/06/2006	100	$	90.99	$	0.91
21/06/2006	5,000	$	4,701.15	$	0.94
20/06/2006	9,000	$	8,583.89	$	0.95
19/06/2006	2,525	$	2,483.27	$	0.98
16/06/2006	5,000	$	4,903.35	$	0.98
14/06/2006	5,250	$	5,188.95	$	0.99
13/06/2006	735	$	691.07	$	0.94
7/06/2006	5,800	$	5,718.22	$	0.99
6/06/2006	13,154	$	13,298.69	$	1.01
2/06/2006	18,507	$	18,538.71	$	1.00
1/06/2006	12,375	$	12,065.02	$	0.97
31/05/2006	3,140	$	3,066.37	$	0.98
30/05/2006	21,290	$	21,289.64	$	1.00
29/05/2006	17,000	$	16,772.49	$	0.99
23/05/2006	5,503	$	5,563.02	$	1.01
22/05/2006	6,150	$	6,149.41	$	1.00
19/05/2006	5,350	$	5,279.94	$	0.99
14/05/2006	31,575	$	30,852.82	$	0.98
16/05/2006	5,000	$	5,055.00	$	1.01
10/05/2006	6,500	$	6,571.50	$	1.01
5/05/2006	18,500	$	18,703.50	$	1.01
4/05/2006	2,050	$	2,072.55	$	1.01
2/05/2006	3,750	$	3,791.25	$	1.01
28/04/2006	500	$	505.50	$	1.01
26/04/2006	15,495	$	15,610.45	$	1.01
24/04/2006	17,225	$	17,414.48	$	1.01
	354,798				

White Energy Company Limited

Appendix 5B
Mining Exploration Entity Quarterly Report



White Energy Company Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney NSW 2000

Summary of Activity

A summary of activity for White Energy Company Limited ("WEC) (formerly Amerod Resources Limited) during the quarter ended 30 June 2006 is outlined below.

1) Coal Initiative: Acquisition of Coal Technology; Change of Name; Capital Raising; Joint Venture Agreement and Coal Testing Agreement

At an Extraordinary General Meeting of the Company's shareholders held on 28 June 2006, the shareholders unanimously approved resolutions including the following:

- The acquisition of White Energy Technology Limited (WETL)
- The change of name from Amerod Resources Limited to White Energy Company Limited
- All capital raising resolutions (as outlined in the Notice of Meeting).

Having obtained approval of its shareholders, Amerod subsequently finalised the acquisition of WETL and changed its name to White Energy Company Limited. In order to re-comply with Chapters 1 and 2 of the ASX Listing Rules, the company issued a Prospectus and was voluntarily suspended on 28 June 2006. WEC was subsequently reinstated on 4 July 2006 after it had complied with these ASX requirements.

For specific details of the results of the Extraordinary General Meeting of shareholders, terms of the WETL acquisition and the capital raising, please refer to the Company's announcements on 19 April, 22 June, 28 June and 17 July 2006.

During the June quarter, WEC also:

a) Signed formal Joint Venture Documentation with PT Bayan Resources (BR) a member of the Bayan Resources Group. The joint venture arrangements include a five year $100m 'off take' agreement from BR which underpins the financial model for sales from the proposed 1 million per annum tonne binderless coal briquetting plant (Refer WEC to announcement on 15 June 2006).
b) Reached agreement with Shenhua International Limited to test samples of coal utilising the WETL technology to improve coal quality (Refer WEC to announcement on 15 June 2006).

2) Nickel Exploration (Western Australia):

Notwithstanding the Company's acquisition of WETL and its change of name, WEC has continued exploration of its portfolio of prospective nickel sulphide exploration projects located in Western Australia. Details of exploration undertaken in the June quarter are provided below

2.1 Bridgetown (WEC 100%)

A surface geochemical survey has been planned to commence during the last week of July 2006 covering all of the Bridgetown Project. Approximately 350 Samples of magnetic lag material will be collected on a 2km by 1km grid to help in mapping out geological trends and define areas of anomalous geochemistry in an area with pervasive laterite cover. An orientation survey carried out during the quarter has indicated that magnetic lag samples assayed using a partial digest method is the optimal sampling method.

Heritage Protection Agreements were executed with Native Title parties over Exploration License Applications 70/2855 and 70/1856 ahead of the grant of the tenements expected later in 2006.

2.2 Glen Ayle (WEC 100%)

An infill surface magnetic-lag geochemical sampling over the previously defined anomalies within E69/1963 was completed. Results from the 155 sample programme were lower than previous results in the same area and have brought into question the veracity of the original geochemical anomalies found. After extensive discussions with the assay laboratory it was decided to complete a further programme to get a definitive answer on the quality of the previously defined geochemical anomalies. A further 93 samples were taken during the quarter and are currently being analysed with results expected from the laboratory in the coming weeks.

A 29 line km ground magnetic survey covering approximately 8km^2 was carried out over the previously defined geochemical anomaly to help in the interpretation of the local geological setting.

2.3 Mt Mundy (WEC 100%) and Nanutarra (WEC earning 60%)

No work was carried out on these projects during the quarter.

3) New Exploration License (NSW):
In June 2006, the company entered into an Exploration License (Application number 2647) pursuant to the Mining Act 1992, in relation to a total of 16 units located on four blocks in Canberra. The company has entered into Exploration License with a view to prospecting for gold deposits on these tenements.

For further information please contact:

John Atkinson
Director
WHITE ENERGY COMPANY LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638

www.whiteenergyco.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

White Energy Company Limited (formerly Amerod Resources Limited)

ABN	Quarter ended ("current quarter")
62 071 527 083	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (30)	(a) (221)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (4)	(d) (31)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	66	197
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(348)	(925)
	Net Operating Cash Flows	(316)	(980)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) (1,000)	(b) (1,000)
	(c) other fixed assets	(c) (22)	(c) (27)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	(391)	(391)
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	113	113
	Net investing cash flows	(1,300)	(1,305)
1.13	Total operating and investing cash flows (carried forward)	(1,616)	(2,285)

1.13	Total operating and investing cash flows (brought forward)	(1,616)	(2,285)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	5,315	5,934
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	(12)	(34)
	Net financing cash flows	5,303	5,900
	Net increase (decrease) in cash held	3,687	3,615
1.20	Cash at beginning of quarter/year to date	2,877	2,949
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	6,564	6,564

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	40
1.24	Aggregate amount of loans to the parties included in item 1.10	391

1.25 Explanation necessary for an understanding of the transactions

Section 1.8 : As announced to the ASX, WEC acquired on 30 June 2006 White Energy Technology Limited for $3.6m in cash and issue of 51,428,571 shares at $0.90. Of the $3.6m, $1.0m was paid at 30 June 2006. The balance is payable within 6 months of the settlement date.

Section 1.10 and 1.24 : Prior to the acquisition of White Energy Technology Limited on 30 June 2006, WEC had lent $390,530 to White Energy Technology Limited and its subsidiaries.

Section 1.12 : Upon acquiring White Energy Technology Limited on 30 June 2006, cash acquired through the transaction totalled $112,626.

Section 1.14 : During the quarter, capital raised in relation to the $5,032,800 placement under Listing Rule 7.1 on 12 May 2006 and $229,903 under the Share Purchase Plan on 23 June 2006. The balance of $52,500 is from the exercise of options in the June 2006 quarter.

Section 1.19 : Brokerage / Capital raising costs in relation to the placement on 12 May 2006

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

As announced to the ASX, WEC acquired on 30 June 2006 White Energy Technology Limited for $3.6m in cash and issue of 51,428,571 shares at $0.90. Of the $3.6m, $1.0m was paid at 30 June 2006. The balance is payable within 6 months of the settlement date. Therefore the total non cash flow consideration through the issue of shares was $46,285,714.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	Nil
	Total	**100**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	6,564	2,877
5.2 Deposits at call		
5.3 Bank overdraft		
5.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	6,564	2,877

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	Mcmahons Reef EL App # 2647	100%	0%	100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 38,488,477 (a) 210,000 242,003 5,592,000 51,428,571 (b) N/A Closing 95,961,051	Opening 27,658,477 (a) 210,000 242,003 5,592,000 0 (b) N/A Closing 33,702,480 Noting that escrowed shares are: 10,830,000 to 16-3-07 33,514,457 to 30-6-07 17,914,114 to 30-6-08	 $0.25 $0.95 $0.90 $0.90	 $0.25 $0.95 $0.90 $0.90
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		(a) Standard Options – Closing 15,477,000	(a) Not listed 15,477,000 noting 7,000,000 in escrow to 16/3/07	(a) 25 cents	(a) 30/11/08
		(b) Performance Options - Closing 6,000,000	(b) Not listed 6,0000,000 noting 6,000,000 in escrow to 16/3/07	(b) 25 cents	(b) 30/11/08
		(c) Performance Options - Closing 6,000,000	(c) Not listed 6,000,0000 noting 6,000,000 in escrow to 16/3/07	(c) 40 cents	(c) 30/11/08
		(d) Standard options – Closing 392,003	(d) Not listed 392,003	(d) $1.40	(d) 30/08/09
7.8	Issued during quarter	(a) Nil (b) Nil (c) Nil (d) 392,003	(a) Nil (b) Nil (c) Nil (d) 392,003	N/A	N/A
7.9	Exercised during quarter	(a) 210,000 (b) Nil (c) Nil (d) Nil	(a) 210,000 (b) Nil (c) Nil (d) Nil	(a) 25 cents (b) N/A (c) N/A (d) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08 (d) 30/08/09
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2006
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

WHITE ENERGY COMPANY LIMITED

ABN 62 071 527 083

SHORT FORM PROSPECTUS

For the issue by way of private placement of up to 8,000 Shares at an issue price of $1.00 per Share to raise up to $8,000.

This Prospectus has been prepared for the purpose of Section 708A(11) of the Corporations Act to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period. The Company is proposing to issue approximately 21,000,000 Shares to various sophisticated investors independent of the offer of Shares under this Prospectus. Provided these Share issues are made during the Offer Period, the Shares will not be subject to any secondary sale restrictions and will be freely tradeable.

Important Notice

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document the information of which is deemed to be incorporated in this Prospectus.

TABLE OF CONTENTS

Important Notice

This Prospectus is dated 17 July 2006 and a copy of this Prospectus was lodged with on that date. The ASIC takes no responsibility for the contents of this Prospectus.

No Shares will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made within seven (7) days after the date of this Prospectus for permission for the Shares offered by this Prospectus to be listed for Quotation.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisors before deciding whether to apply for Shares. There are risks associated with an investment in the Company and the Shares offered under this Prospectus must be regarded as a speculative investment. The Shares offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the Shares.

Details of the definitions and abbreviations used in this Prospectus are set out in Section 8.

Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means this Prospectus alone does not contain all the information that is generally required to satisfy the disclosure requirements of the Corporations Act. Rather, it incorporates all other necessary information by reference to information contained in the prospectus issued by the Company and lodged with ASIC on 21 June 2006 (**Full Form Prospectus**).

In referring to the Full Form Prospectus, the Company:

(a) identifies the Full Form Prospectus as being relevant to the offer of Shares under this Prospectus and containing information that will provide investors and their professional advisers to assist them in making an informed assessment of:

  (i) the rights and liabilities attaching to the Shares; and

  (ii) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;

(b) refers investors and their professional advisers to Section 3 of this Prospectus which summarises the information in the Full Form Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the Full Form Prospectus by contacting the Company at its registered office during normal business hours during the Offer Period; and

(d) advises that the information in the Full Form Prospectus will be primarily of interest to investors and their professional advisers or analysts.

Timetable and Important Dates*

EVENT	DATE
Prospectus lodged with the ASIC and ASX	17 July 2006
Opening Date of Offer	21 July 2006
Closing Date of Offer	29 September 2006
Despatch of holding statements for Offer	2 October 2006
Expected Date for Official Quotation of Shares under Offer	6 October 2006

* These dates are indicative only. The Directors reserve the right to vary the dates without prior approval. As such, the date the Shares are expected to commence trading on ASX may vary.

1. CORPORATE DIRECTORY

Directors

Mr John McGuigan
Mr John Atkinson
Mr Ilyas Khan

Company Secretary

Mr David Franks

Australian Business Number

62 071 527 083

Registered Office

Suite 206, The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

Telephone: 61 2 9419 2966
Facsimile: 61 2 9419 2944

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

Independent Accountant**

Grant Thornton Corporate (NSW) Pty Ltd
Level 17
383 Kent Street
SYDNEY NSW 2000

Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000

Telephone: 1300 855 080
Facsimile: 61 2 8235 8150

Independent Engineer**

Sinclair Knight Merz
100 Christie Street
St Leonards
SYDNEY NSW 2065

Patent Attorney**

FB Rice & Co
Level 23
44 Market Street
SYDNEY NSW 2000

** These entities prepared the Independent Accountant's Report, Independent Engineer's Report and Patent Attorney's Report which are included in the Full Form Prospectus and incorporated by reference into this Prospectus.

2. DETAILS OF THE OFFER

2.1 Offer of Shares

By this Prospectus, the Company makes a placement of up to 8,000 Shares at an issue price of $1.00 per Share to raise up to $8,000.

All of the Shares offered under this Prospectus rank equally with the Shares on issue at the date of this Prospectus.

2.2 Purpose of the Offer

The purpose of the Offer is to raise $8,000 (not including the expenses of the Offer). The funds raised by the Offer will be applied towards the expenses of the Offer.

2.3 Purpose of this Prospectus

The purpose of this Prospectus is to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period in accordance with Section 708A(11) of the Corporations Act.

The Company is proposing to issue approximately 21,000,000 Shares to various sophisticated investors independent of the offer of Shares under this Prospectus. Provided these Share issues are made during the Offer Period, the Shares will not be subject to any secondary sale restrictions and will be freely tradeable.

2.4 Application for Shares

Applications for Shares may only be made by the parties invited to do so by the Company and must be made using the Application Form accompanying this Prospectus.

Payment for the Shares must be made in full at the issue price of $1.00 per Share.

Completed Application Forms and accompanying cheques must be mailed or delivered to:

Suite 206, The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

Cheques should be made payable to "White Energy Company Limited – Capital Raising Account" and crossed "Not Negotiable". Completed Application Forms must reach the Company by no later than the Closing Date.

2.5 ASX Listing

Application for official quotation by ASX of the Shares offered pursuant to this Prospectus will be made within 7 days after the date of this Prospectus. If approval is not obtained from ASX before the expiration of 3 months after the date of issue of the Prospectus, (or such period as varied by the ASIC), the Company will not issue any Shares and will repay all application monies for the Shares within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant official quotation to the Shares is not to be taken in any way as an indication of the merits of the Company or the Shares now offered for subscription.

2.6 Allotment of Shares

Shares issued pursuant to the Offer will be allotted as soon as practicable after the Closing Date. Where the number of Shares issued is less than the number applied for, or where no allotment is made, surplus application monies will be refunded without any interest to the applicant as soon as practicable after the Closing Date.

Pending the allotment and issue of the Shares or payment of refunds pursuant to this Prospectus, all application monies will be held by the Company in trust for the Applicants in a separate bank account as required by the Corporations Act. The Company, however, will be entitled to retain all interest that accrues on the bank account and each Applicant waives the right to claim interest.

2.7 Residents Outside Australia and New Zealand

The Offer constituted by this Prospectus is made to Shareholders with a registered address in Australia and New Zealand only.

No offer of Shares will be made to persons with a registered address in countries outside Australia and New Zealand and this Prospectus and the accompanying Entitlement and Acceptance Form do not constitute an offer to any person with a registered address in any country other than Australia and New Zealand.

2.8 Taxation Implications

The Directors do not consider that it is appropriate to give potential applicants advice regarding the taxation consequences of applying for Shares under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation consequences. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to potential applicants. Applicants should, therefore, consult their own professional tax adviser in connection with the taxation implications of the Offer.

2.9 CHESS and Issuer Sponsorship

The Company will not be issuing share certificates. The Company will apply to ASX to participate in CHESS, for those investors who have, or wish to have, a sponsoring stockbroker. Investors who do not wish to participate through CHESS will be issuer sponsored by the Company. Because the sub-registers are electronic, ownership of securities can be transferred without having to rely upon paper documentation.

Electronic registers mean that the Company will not be issuing certificates to investors. Instead, investors will be provided with a statement (similar to a bank account statement) that sets out the number of Shares allotted to them under this Prospectus. The notice will also advise holders of their Holder Identification Number (**HIN**) and explain, for future reference, the sale and purchase procedures under CHESS and issuer sponsorship.

Further monthly statements will be provided to holders in circumstances in which there have been any changes in their security holding in the Company during the preceding month.

2.10 Minimum Subscription

The minimum subscription for the Offer is $100. If the minimum subscription is not raised within four (4) months after the date of this Prospectus, all applications will be dealt with in accordance with the Corporations Act.

2.11 Underwriter

The Offer is not underwritten.

2.12 Privacy Act

If you complete an application for Shares, you will be providing personal information to the Company (directly or by the Company's share registry). The Company collects, holds and will use that information to assess your application, service your needs as a shareholder, facilitate distribution payments and corporate communications to you as a shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company share registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or its registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.

2.13 Enquiries

Any questions concerning the Offer should be directed to the Company Secretary, Mr David Franks, on (02) 9419 2966.

3. INFORMATION DEEMED TO BE INCORPORATED IN PROSPECTUS

3.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however, it incorporates by reference information contained the Full Form Prospectus that has been lodged with the ASIC.

The information to be incorporated by reference into this Prospectus is summarised below in Section 3.2 and will primarily be of interest to investors and their professional advisers or analysts.

Investors and their professional advisers are able to obtain a copy of the Full Form Prospectus free of charge by contacting the Company at its registered office during normal business hours during the Offer Period. The Full Form Prospectus will also be available by searching the ASIC's records in relation to the Company, or by visiting the Company's website at www.whiteenergyco.com.au.

3.2 Summary of Information Deemed to be Incorporated

Set out below is a summary of the information contained in the Full Form Prospectus that is deemed to be incorporated in this Prospectus to assist investors and their professional advisers to determine whether they need to obtain a copy of the Full Form Prospectus for the purposes of making an informed investment decision in relation to the Shares.

The sections referred to below are references to sections in the Full Form Prospectus.

Section 6 – Company Overview

Section 6 contains the following general information:

(a) a history of the Company;

(b) a history of White Energy Technology Limited (**White Energy**), a wholly owned subsidiary of the Company;

(c) an overview of the coal technology utilised by White Energy and its wholly owned subsidiaries;

(d) details of the benefits of the coal technology utilised by White Energy and its wholly owned subsidiaries;

(e) an overview of the world coal market;

(f) details of the initial target markets of White Energy and its subsidiaries; and

(g) an overview of the tenement holdings which the Company has an interest in.

Section 7 – Directors and Management

Section 7 contains information relating to each of the directors of the Company, directors of White Energy and senior management of White Energy.

Section 8 – Risk Factors

Section 8 notes that an investment in the Company has risks reasonably expected of an investment in the business of this type. It details a number of factors that may impact on the success and future of profitability of the Company. The factors referred to are development and commercialisation of intellectual property, intellectual property rights, competition risks, potential acquisitions, reliance and key employees, exploration success, operating risks, resource estimates, commodity price volatility and exchange rate risks, environmental risks, title risks and native title, share market risks, economic risks, future capital needs and additional funding.

Section 9 – Material Contracts

Section 9 sets out the details of the material contracts entered into by the Company and its subsidiaries. The material terms and conditions of the following contracts are detailed:

(a) Share Sale Agreement with the shareholders of White Energy;

(b) Licence Agreement with various parties for the coal technology exclusively licensed by one of the subsidiaries of White Energy;

(c) Joint Venture Agreement with Bayan International Pte Ltd;

(d) Heads of Agreement with Datang International Power Generation Company Ltd;

(e) Heads of Agreement with Itochu Corporation;

(f) Mandate Letter with Crosby Corporate Finance (Holdings) Limited; and

(g) Incentive Option Scheme adopted by the Company.

Section 10 – Additional Information

Section 10 sets out additional information required to be disclosed in the Full Form Prospectus including:

(a) the interests of the directors of the Company, including shareholdings, remuneration and interest in agreements with the Company;

(b) details of the consents of persons named in the Full Form Prospectus;

(c) the rights attaching to the Shares offered by the Full Form Prospectus;

(d) the terms and conditions of the Options offered by the Full Form Prospectus;

(e) a statement that the directors have formally adopted a corporate governance policy;

(f) the expenses of the offer under the Full Form Prospectus; and

(g) a statement that the Company is not involved in any legal proceedings, nor are any proceedings pending or threatened against the Company.

Appendix A – Independent Accountant's Report

Appendix A comprises of a report prepared by Grant Thornton Corporate (NSW) Pty Ltd dated 21 June 2006. The Independent Accountant's Report was included in the Full Form Prospectus to assist investors and their financial advisers in making an assessment of the financial position of the Company.

The Independent Accountant's Report contains the proforma consolidated balance sheet and a proforma balance sheet as at 31 March 2006 which reflected the position of the Company on the basis that various transactions, including the acquisition of the entire issued capital of White Energy in consideration for the issue of 51,428,571 Shares and the payment of $3,600,000 in cash, have been completed.

Based on their review, which was not an audit, nothing had come to their attention, which caused them to believe that:

(a) the unaudited historical consolidated balance sheet did not present fairly the proforma historical consolidated balance sheet of the Company as at 31 March 2006 in accordance with the measurement principles prescribed in Australian Equivalent to International Financial Reporting Standards and other mandatory professional reporting requirements, and the accounting policies adopted by the Company;

(b) the proforma historical consolidated balance sheet of the Company had not been properly prepared on the basis of the proforma transactions;

(c) the basis of preparation of the proforma transactions was unreasonable; and

(d) the proforma transactions were themselves unreasonable.

Appendix B – Independent Engineer's Report

Appendix B consists of a report prepared by Sinclair Knight Merz on the coal technology licensed to one of the subsidiaries of White Energy. The report provided an engineering assessment on the following matters:

(a) whether the technology does what it purports to do;

(b) technology risk and its implications to the exploitation of the technology;

(c) production rate analysis and scalability of technology; and

(d) roll life and maintenance requirements of the binderless briquetters and evaluation of procedures for the stabilisation of the briquetted product, in particular with regards to implications of its susceptibility to spontaneous combustion.

Appendix C – Patent Attorney's Report

Appendix C consists of a report prepared by FB Rice & Co, Patent and Trademark Attorneys, on the intellectual property licensed to one of the subsidiaries of White Energy. The report details the ownership and status of the intellectual property and its coverage.

4. EFFECT OF THE OFFER

4.1 Use of funds raised

In the event the Offer is fully subscribed, the proceeds of the Offer will be used to meet the anticipated expenses of the Offer. After expense of the Offer of approximately $8,000, there will be no proceeds from the sale of the Shares. In the event the Offer is not fully subscribed, the Company will be required to meet the expenses of the Offer from its available cash on hand.

4.2 Effect of the Offer and Pro Forma Balance Sheet

The principal effect of the Offer (assuming full subscription) will be to increase the number of Shares on issue from 95,961,051 as at the date of this Prospectus to 95,969,051. This number will increase to 116,969,051 Shares after allowing for the proposed issue of 21,000,000 Shares to sophisticated investors, as approved at the general meeting of Shareholders held on 28 June 2006.

Set out below is:

(a) an unaudited statement of financial position of the Company as at 31 March 2006;

(b) an unaudited proforma statement of financial position as at 31 March 2006 using actual application funds received from the Share Purchase Plan as announced to ASX on 24 May 2006 as contained in the Full Form Prospectus; and

(c) an unaudited pro forma statement of financial position as at 31 March 2006 incorporating the effect of the Offer on the statement of financial position in Item (b) above.

Proforma Consolidated Balance Sheet

	As at 31 Mar 2006 Actual Unaudited $	As at 31 Mar 2006 Proforma (1) Unaudited $	As at 31 Mar 2006 Proforma (2) Unaudited $
Current assets			
Cash	2,876,691	4,496,102	24,656,102
Debtors	1,771	76,332	76,332
Other financial assets	250,000	-	-
	3,128,462	**4,572,434**	**24,732,434**
Non current assets			
Property, plant & equipment	7,809	7,809	7,809
Exploration assets	2,233,157	2,233,157	2,233,157
Intangible assets	-	50,869,833	50,869,833
	2,240,966	**53,110,799**	**53,110,799**
Total assets	**5,369,428**	**57,683,233**	**77,843,233**
Current liabilities			
Payables	240,785	925,111	925,111
	240,785	**925,111**	**925,111**
Non current liabilities			
Borrowing	-	207,813	207,813
	-	**207,813**	**207,813**
Total liabilities	**240,785**	**1,132,924**	**1,132,924**
Net assets	**5,128,643**	**56,550,309**	**76,710,309**
Equity			
Share capital	60,274,309	111,321,660	129,769,341
Share based payment reserve	270,000	644,315	2,356,634
Retained earnings	(55,415,666)	(55,415,666)	(55,415,666)
	5,128,643	**56,550,309**	**76,710,309**

(1) Refer assumptions in the Independent Accountant's Report attached to the Full Form Prospectus.

(2) Assumptions under this Prospectus are:

(a) Opening balance sheet as per (1)

(b) As approved at the general meeting held on 28 June 2006, the Company can issue up to 35,000,000 Shares (Resolution 4) of which 12,000,000 can be issued to Taurus Advisory Group LLC (Resolution 6). At the date of this Prospectus, the Company has engaged Crosby to place up to 21,000,000 Shares at $0.96, raising up to $20,160,000. No mandate has been provided as yet for the balance of Shares approved at the general meeting, nor for the issue of up to 12,000,000 Shares to Taurus Advisory Group LLC.

(c) Costs of placing 21,000,000 Shares under the Crosby mandate of $1,712,319, being 1,918,563 options with an exercise price of $0.01 and an expiry date of 5 years from issue. Under the Independent Accountant's Report, the option value for the 5,592,000 Shares issued in (1) is $0.8925 per option.

(d) Capital raising of up to $8,000 at $1.00 per Share (up to 8,000 Shares) and costs of raising of $8,000.

PRO FORMA CAPITAL STRUCTURE OF THE COMPANY

Shares

Upon completion of the issue of Shares under the Offer, the capital structure of the Company will be as follows:

Shares on issue as at the date of this Prospectus	95,961,051
Shares to be issued to sophisticated investors	21,000,000
Shares offered pursuant to this Prospectus	8,000
Shares on issue on completion of the Offer	116,969,051

Options

The details of Options on issue in the Company as at the date of this Prospectus are as follows:

Exercisable at $0.25 on or before 30 November 2008	15,477,000
Exercisable at $0.25 on or before 30 November 2008 (subject to performance conditions)	6,000,000
Exercisable at $0.40 on or before 30 November 2008 (subject to performance conditions)	6,000,000
Exercisable at $1.40 on or before 30 August 2009	392,003
Exercisable at $0.01 on or before 7 July 2011	419,400
Total Options on issue	**28,288,403**

5. RIGHTS AND LIABILITIES ATTACHING TO SECURITIES

The following is a summary of the more significant rights and liabilities attaching to the Shares offered by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. At the commencement of the winding up, Shares classified by ASX as Restricted Shares shall rank on a return of capital after all other Shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

Full details of the rights attaching to Shares are set out in the Company's Constitution, a copy of which is available for inspection at the Company's registered office during normal business hours.

6. FURTHER INFORMATION

6.1 Activities Since date the Full Form Prospectus was lodged with the ASIC

On 30 June 2006, settlement occurred on the Share Sale Agreement entered into by the Company with White Energy Technology Limited and its shareholders. Under this agreement, the Company acquired 100% of the issued capital of White Energy Technology Limited in consideration for the issue of 51,428,571 Shares and the payment of $3,600,000. At the date of this Prospectus, $1,000,000 of the cash consideration has been paid, with the balance to be paid within 6 months of the settlement date.

On 6 July 2006, the Company re-complied with the listing requirements of Chapters 1 and 2 of the ASX Listing Rules and its securities resumed trading on the Official List of ASX.

6.2 Continuous Disclosure and Documents Available for Inspection

The Company is listed on ASX and its Shares are quoted on ASX.

The Company is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure requirements. As a listed company, the Company is subject to the Listing Rules that require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of Shares.

Copies of documents lodged in relation to the Company with the ASIC may be obtained from or inspected at any office of the ASIC.

Information that is already in the public domain has not been reported in this document, other than that which is considered necessary to make this document complete.

The Company will provide a copy of each of the following documents free of charge, to any person on request during the application period in relation to this document:

(a) the Annual Report most recently lodged by the Company with the ASIC; and

(b) any half-year financial report lodged with ASIC by the body after the lodgement of that Annual Report and before the lodgement of this Prospectus with the ASIC; and

(c) any continuous disclosure notices given by the Company after the lodgement of that Annual Report and before the lodgement of this document with the ASIC.

For details of documents lodged with the ASX since the date of lodgement of the 2005 Annual Report refer to the table set out below:

Date	Details
10 July 2006	Change of Director's Interest Notice
10 July 2006	Appendix 3B

Date	Details
5 July 2006	ASX circular: Reinstatement to Official Quotation
4 July 2006	Statement of commitments
4 July 2006	Distribution Schedule
4 July 2006	Pre-Quotation Disclosure
4 July 2006	Top 20 Shareholders
4 July 2006	Number and escrow period of restricted securities
4 July 2006	Pre-Reinstatement Disclosure
4 July 2006	Reinstatement to Official Quotation
3 July 2006	Change of Director's Interest Notice
3 July 2006	Change of Director's Interest Notice
3 July 2006	Appendix 3B
3 July 2006	Change of Name and ASX code
28 June 2006	Results of EHM/including White Energy Acq. Approval
28 June 2006	Option update – vesting
28 June 2006	Suspension from Official Quotation
27 June 2006	Chairman's Address to Shareholders
23 June 2006	Appendix 3B
22 June 2006	EGM Timetable/SPP & Temporary Suspension
22 June 2006	Appendix 3B
22 June 2006	Disclosure Document & Experts Report
15 June 2006	White Energy Tech & Shenhua agree to test coal
13 June 2006	PT Bayan Res J/V Agreed & Signed
24 May 2006	Share Purchase Plan
24 May 2006	Independent Expert Report
24 May 2006	Notice of Extraordinary General Meeting
12 May 2006	Section 708A Notice
12 May 2006	Change of Director's Interest Notice
12 May 2006	Appendix 3B
12 May 2006	Placement successfully completed
28 April 2006	Third Quarter Activities & Cashflow Report
20 April 2006	Appendix 3B
19 April 2006	Capital Raising Update
18 April 2006	Reinstatement to Official Quotation
13 April 2006	Acquisition terms of coal technology/IER & capital raising
13 April 2006	Suspension from Official Quotation

Date	Details
13 April 2006	Trading Halt
6 March 2006	Response to ASX Query
6 March 2006	Itochu Corporation of Japan Signs Agreement
28 Feb 2006	Half Year Accounts
28 Feb 2006	Status of Coal Technology Option
30 Jan 2006	Second Quarter Activities & Cashflow Report
25 Nov 2005	Results of AGM
24 Nov 2005	Chairman's AGM Address to Shareholders
2 Nov 2005	Options vesting
21 Oct 2005	Annual Report with updated Shareholder Information
21 Oct 2005	Notice of Annual General Meeting
19 Oct 2005	First Quarter Activities & Cashflow Reports
4 Oct 2005	Coal Technology Update
23 Sept 2005	Audited Financial Statements & Annual Report

6.3 Trading History

The Company is a disclosing entity for the purposes of the Corporations Act and its Shares are enhanced disclosure securities quoted on ASX.

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: $1.15 on 19 April 2006

Lowest: $0.90 on 19, 20 and 22 June 2006

The latest available closing sale price of the Company's Shares on ASX prior to the lodgement of this Prospectus with the ASIC was $0.97 per Share on 14 July 2006.

6.4 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Shares. Taxation consequences will depend on particular circumstances. Neither the Company nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Shares in the Company or dealing with an entitlement in this Offer.

6.5 Interests of Directors and Advisers

Other than as set out below or elsewhere in this Prospectus, no Director nor any firm in which such a Director is a partner, has or had within 2 years before the lodgement of this Prospectus with the ASIC, any interest in:

(a) the promotion or formation of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of securities pursuant to this Prospectus; or

(c) the offer of securities pursuant to this Prospectus,

and no amounts have been paid or agreed to be paid (in cash or shares or otherwise) to any Director or to any firm in which any such Director is a partner, either to induce him to become, or to qualify him as, a Director or otherwise for services rendered by him or by the firm in connection with the promotion or formation of the Company.

The Directors have relevant interests in Shares and Options at the date of this Prospectus as set out below:

Director	Shares	Options
Mr John McGuigan	3,730,794	90,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.25 each on or before 30 November 2008
Mr John Atkinson	3,694,630	70,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.25 each on or before 30 November 2008
Mr Ilyas Khan	623,528	Nil

For each of the previous 2 years, the total annual remuneration paid and payable to each of the Directors is as follows:

Director	Remuneration 2005	Remuneration 2006 (Estimate)
Mr Atkinson	$150,140	$250,000
Mr McGuigan	$0	$0
Mr Khan	$0	$0

In addition to the above, the following additional remuneration was provided to Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited:

(a) further to the general meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options. These were valued at $270,000. No incentive options have been provided in 2006;

(b) during the 2005 and 2006 years, Hunter Bay Partners Pty Limited has been paid for secretarial services and Hunter Bay Services Pty Limited for rent, communication and administrative costs relating to Amerod's office costs; and

Entity	2005	2006 (Estimate)
Hunter Bay Partners PL	$17,640	$32,126
Hunter Bay Services PL	$44,045	$74,064

(c) as outlined in Section 9 of the Full Form Prospectus, Crosby has agreed to act as Financial Arranger for the Company to raise up to $25,000,000. Mr Khan is a director of Crosby. Pursuant to the engagement letter, Crosby placed 5,592,000 Shares on 12 May 2006 and has a mandate to place an additional 21,000,000 Shares. Grant Thornton has assessed the value of options provided under the Crosby mandate for the issue of 5,592,000 Shares at $374,315 or $0.8925 per option. Using the same option value, the value of options attributable to the placement of 21,000,000 Shares at $0.96 would be $1,712,319.

6.6 Interests of Experts and Advisers

A full disclosure of the interests of Directors, experts and advisers to the Company for the last 2 years and to the date of issue of the IPO Prospectus are set out in Section 10 of the IPO Prospectus and other than as set out below or elsewhere in this Prospectus, that information and disclosure remains current.

Steinepreis Paganin have acted as solicitors to the Company and will be paid approximately $5,220 for providing legal services in respect of the Prospectus. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received fees of approximately $150,000 for legal services.

6.7 Consents

Persons who make statements in this Prospectus or who made statements in the Full Form Prospectus which are being incorporated by reference into this Prospectus need to provide their written consent for such use.

Each of the parties referred to in this Section 6.7:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this Section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this Section.

Steinepreis Paganin have given their written consent to being named as the solicitors to the Company in this Prospectus and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASIC.

Computershare Investor Services Pty Limited has given their written consent to being named the Company's Share Registry in this Prospectus and has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Grant Thornton Corporate (NSW) Pty Ltd has given its written consent to being named as Independent Accountant in this Prospectus and to the inclusion by reference in this Prospectus of the Independent Accountant's Report as set out in the Full Form Prospectus, in the form and context in which the report is included in the Full Form Prospectus. Grant Thornton Corporate (NSW) Pty Ltd has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Sinclair Knight Merz have given their written consent to being named as the Independent Engineer in this Prospectus and to the inclusion by reference in this Prospectus of the Independent Engineer's as set out in the Full Form Prospectus, in the form and context in which the report is included in the Full Form Prospectus. Sinclair Knight Merz have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

FB Rice & Co have given their written consent to being named as Patent Attorney in this Prospectus and to the inclusion by reference in this Prospectus of the Patent Attorney's Report as set out in the Full Form Prospectus, in the form and context in which the report is included in the Full Form Prospectus. FB Rice & Co has not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

6.8 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

6.9 Expenses of the Offer

The total expenses of the issue are estimated to be $8,000 comprising legal and due diligence costs, printing and other administrative expenses, including ASX quotation fees.

7. AUTHORITY OF DIRECTORS

Each of the Directors has consented to the lodgement of this Prospectus with the ASIC in accordance with Section 720 of the Corporations Act.

Dated the 17th day of July 2006

John McGuigan
Chairman

Signed for and on behalf of
WHITE ENERGY COMPANY LIMITED

8. DEFINITIONS

Applicant means a person who submits an Application Form.

Application Form means the application form attached to our accompanying this Prospectus.

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means the board of Directors unless the context indicates otherwise.

Business Day means a day other than a Saturday or Sunday on which banks are open for business in Sydney, New South Wales.

CHESS means ASX Clearing House Electronic Subregistry System.

Closing Date means 5.00 p.m. WST on 29 September 2006 (unless extended).

Company means White Energy Company Limited (ABN 62 071 527 083).

Constitution means constitution of the Company as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Crosby means Crosby Corporate Finance (Holdings) Limited

Directors means the directors of the Company from time to time.

Dollars or **$** means Australian dollars unless otherwise stated.

EST means Eastern Standard Time, Sydney, New South Wales.

Full Form Prospectus means the prospectus issued by the Company and lodged with the ASIC on 21 June 2006.

Listing Rules or **ASX Listing Rules** means the official Listing Rules of ASX.

Offer means the offer of Shares pursuant to this Prospectus.

Offer Period means the period commencing on the Opening Date and ending on the Closing Date.

Official List means the official list of ASX.

Opening Date means 21 July 2006.

Quotation and **Official Quotation** means official quotation on ASX.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

WHITE ENERGY COMPANY LIMITED

ABN 62 071 527 083

APPLICATION FORM

Share Registrar Use Only

Before completing this Application Form, you should read the Prospectus dated 17 July 2006 and the instructions overleaf. No Share will be issued pursuant to the Prospectus later than 13 months after the date of the Prospectus.

PLEASE READ CAREFULLY ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM.

I/We apply for

Shares at $1.00 per Share $

in WHITE ENERGY COMPANY LIMITED or such lesser number of Shares which may be allocated to me/us by the Directors.

I/We lodge full application monies of:

$ For the above Shares.

Full name (PLEASE PRINT)

Joint Applicant #2 or <designated account>

Joint Applicant #3 or <designated account>

Postal Address (PLEASE PRINT)

Street Number Street

Suburb/Town State Post code

Contact Name Telephone number – Business hours ( )

Telephone number – After hours ( )

CHESS HIN (where applicable) **E-mail Address**

Tax File Number or Exemption Applicant #2 Applicant #3

CHEQUE DETAILS

Drawer Bank BSB Amount of cheque

Declaration and Statements:

By lodging this Application Form:

I/We declare that all details and statements made by me/us are complete and accurate;

I/We agree to be bound by the terms and conditions set out in the Prospectus and by the Constitution of the Company;

I/We acknowledge that the Company will send me/us a paper copy of the Prospectus and any Supplementary Prospectus (if applicable) free of charge if I/we request so during the currency of the Prospectus;

I/We authorise the Company to complete and execute any documentation necessary to effect the issue of Shares to me/us; and

I/We have received personally a copy of the Prospectus accompanied by or attached to this Application Form or a copy of the Application Form or a direct derivative of the Application Form before applying for Shares.

I/We acknowledge that returning the Application Form with the application monies will constitute my/our offer to subscribe for Shares in White Energy Company Limited and that no notice of acceptance of the application will be provided.

TO MEET THE REQUIREMENTS OF THE CORPORATIONS ACT, THIS FORM MUST NOT BE HANDED TO ANY PERSON UNLESS IT IS ATTACHED TO OR ACCOMPANIED BY THE PROSPECTUS DATED 17 JULY 2006 AND ANY RELEVANT SUPPLEMENTARY PROSPECTUS.

This Application Form relates to the Offer of 8,000 Shares in White Energy Company Limited pursuant to the Prospectus dated 17 July 2006.

APPLICATION FORMS

Applications must be made on the application form attached to this Prospectus. Please complete all parts of the application form using BLOCK LETTERS.

Use correct forms of registrable name (see below). Applications using the wrong form of name may be rejected. Current CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.

Insert the number of Shares you wish to apply for. The applicant(s) agree(s) upon and subject to the terms of the Prospectus to take any number of Shares equal to or less than the number of Shares indicated on the Application Form that may be allotted to the applicants pursuant to the Prospectus and declare(s) that all details of statements made are complete and accurate.

No notice of acceptance of the application will be provided by the Company prior to the allotment of Shares. Applicants agree to be bound upon acceptance by the Company of the application.

Please provide us with a telephone contact number (including the person responsible in the case of an application by a company) so that we can contact you promptly if there is an irregularity in your Application Form. If your Application Form is not completed correctly, it may still be treated as valid. There is no requirement to sign the Application Form. The Company's decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final.

PAYMENT

Applications for Shares must be accompanied by the application money of $0.96 per Share (in Australian currency). Cheques should be made payable to "White Energy Company Limited - Capital Raising Account" and crossed "Not Negotiable".

BROKER SPONSORED APPLICANTS

The Company is an Issuer Sponsored participant in the ASX CHESS System. This enables a holder to receive a statement of holding rather than a certificate. If you are already a Broker Sponsored participant in this system, you may complete this section or forward a signed Application Form to your sponsoring broker for completion prior to lodgement. Otherwise, leave this box blank and your Shares will automatically be Issuer Sponsored on allotment.

TAX FILE NUMBERS

The collection of tax file number ("TFN") information is authorised and the tax laws and the Privacy Act strictly regulate its use and disclosure. Please note that it is not against the law not to provide your TFN or claim an exemption, however, if you do not provide your TFN or claim an exemption, you should be aware that tax will be taken out of any unfranked dividend distribution at the maximum tax rate.

If you are completing the application with one or more joint applicants, and you do not wish to disclose your TFN or claim an exemption, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company. Certain persons are exempt from providing a TFN. For further information, please contact your taxation adviser or any Taxation office.

CORRECT FORM OF REGISTRABLE TITLE

Note that only legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to White Energy Company Limited. At least one full given name and the surname are required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of the correct forms of registrable names below:

TYPE OF INVESTOR	CORRECT FORM OF REGISTRABLE TITLE	INCORRECT FORM OF REGISTRABLE TITLE
Individual *Use given names, not initials*	John Alfred Lee	JA Lee
Company *Use Company title, not abbreviations*	XYZ Pty Ltd	XYZ P/L XYZ Co
Trusts *Use trustee(s) personal name(s). Do not use the name of the trust*	Sue Lee <Sue Lee Family A/C>	Sue Lee Family Trust
Deceased Estates *Use executor(s) personal name(s)*	Jane Lee <Est John Lee A/C>	Estate of late John Lee
Partnerships *Use partners personal names, do not use the name of the partnership*	John Lee and Michael Lee <John Lee and Son A/C>	John Lee and Son
Clubs/Incorporated Bodies/Business Names *Use office bearer(s) personal name(s). Do not use the names of the clubs etc.*	Michael Lee <XYZ Cricket Association A/C>	XYZ Cricket Association
Superannuation Funds *Use of name of trustee of fund, do not use the name of the fund.*	Jane Lee Pty Ltd <Super Fund A/C>	Jane Lee Pty Ltd Superannuation Fund

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) UP TO 8,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES
5	Issue price or consideration	(I) $1.00 PER ORDINARY SHARE, TOTALLING $8,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) SHARES TO BE ISSUED UNDER PROSPECTUS DATED 17 JULY 2006 This Prospectus has been prepared for the purpose of Section 708A(11) of the Corporations Act to remove any restrictions on the sale of securities to be issued by the Company during the Offer Period.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 2 OCTOBER 2006 (AS PER PROSPECTUS PROPOSED TIMETABLE)

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,702,480	ORDINARY SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,477,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

+ See chapter 19 for defined terms.

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date17 JULY 2006.
Company Secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Amerod Resources Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of last notice	12th May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Techpacific.Com Digital Limited, a wholly owned subsidiary of Techpacific Capital Limited (substantial shareholder and non executive Chairman) : 523,528 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 100,000 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 419,400 unlisted options, exercisable at $0.01, expiring 7 July 2011
Date of change	7th July 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	Indirect : 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited
Class	Unlisted options, exercisable at $0.01, expiring 7 July 2011
Number acquired	Indirect : 419,400
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	IN CONSIDERATION FOR PLACEMENT FEE OF 5,592,000 SHARES (OR $5,032,800) ON 12 MAY 2006 UNDER AGREEMENT DATED 7 APRIL 2006 BETWEEN CROSBY AND THE COMPANY. THIS HAS BEEN ASSESSED BY GRANT THORNTON IN THE INDEPENDENT ACCOUNTANTS REPORT (NOTE 2) INCLUDED IN THE PROSPECTUS DATED 21 JUNE 2006 AT A VALUE OF $374,315
No. of securities held after change	Indirect : 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted $0.01options (expiry 7 July 2006) via Crosby Investment Holdings Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to Appendix 3B dated 7 July 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Crosby Investment Holdings Limited
Nature of interest	Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited)
Name of registered holder (if issued securities)	N/a
Date of change	7 April 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	As fees for placement and capital raising, Crosby Investment Holdings Limited receives $0.01 options with an expiry of 5 years from issue date, calculated as follows for raising funds up to A$1.20 per share" (i) options in number totalling 7.5% of shares placed up to A$12m in consideration (ii) options in number totalling 10.0% of shares placed beyond A$12m in consideration
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED (FORMERLY AMEROD RESOURCES LIMITED)

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW (NEW)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 419,400 UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 - NO ESCROW

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) NEW CLASS
5	Issue price or consideration	(I) NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) IN CONSIDERATION FOR PLACEMENT FEE OF 5,592,000 SHARES (OR $5,032,800) ON 12 MAY 2006 UNDER AGREEMENT DATED 7 APRIL 2006 BETWEEN CROSBY AND THE COMPANY. THIS HAS BEEN ASSESSED BY GRANT THORNTON IN THE INDEPENDENT ACCOUNTANTS REPORT (NOTE 2) INCLUDED IN THE PROSPECTUS DATED 21 JUNE 2006 AT A VALUE OF $374,315
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 7 JULY 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,702,480	ORDINARY SHARES

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,477,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 7 JULY 2006.
Company Secretary

Print name: David Franks

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

REINSTATEMENT OF SECURITIES TO OFFICIAL QUOTATION- WHITE ENERGY COMPANY LIMITED (FORMERLY AMEROD RESOURCES LIMITED)

White Energy Company Limited (formerly Amerod Resources Limited) (the "Company") was suspended from official quotation on 27 June 2006. The Company has fulfilled the requirements of listing rule 11.1.3 and chapters 1 and 2 of the listing rules.

The Company's securities will be reinstated to official quotation on 6 July 2006.

Quoted Securities:	33,702,480 fully paid ordinary shares
ASX Code:	WEC
Time:	10.00 AM EST (8.00 AM WST)
Date:	6 July 2006
SEAT Abbreviation:	WHITE ENER
ISIN:	AU000000WEC5
Home Branch:	Perth
Industry Classification:	Materials
Registered Office:	Suite 206, The Bentleigh 1 Katherine Street CHATSWOOD NSW 2067
Company Secretary:	David Franks
Share Registry:	Computershare Investor Services Pty Limited Level 3 60 Carrington Street SYDNEY NSW 2000
Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.

ASX

State of Incorporation:	Victoria
ASX restricted securities:	See below
Dividend Policy:	None
Activities:	Commercialisation of coal technologies
Securities not quoted:	17,914,114 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of reinstatement to official quotation

33,514,457 ordinary shares fully paid issued on 28 June 2006 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue

10,830,000 ordinary shares fully paid classified by ASX as restricted securities and are to be held in escrow until 24 March 2007

6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008 classified by ASX as restricted securities and are to be held in escrow until 24 March 2007

13,000,000 options exercisable at $0.25 each on or before 30 November 2008 classified by ASX as restricted securities and are to be held in escrow until 24 March 2007

8,477,000 options exercisable at $0.25 each on or before 30 November 2008

392,003 options exercisable at $1.40 each on or before 30 August 2009

ASX Contact	Narissa Taylor
Business Unit	Companies - Perth
Ext.No:	6023
Date:	5 July 2006

White Energy Company Limited
Statement of Commitments

Cash balance as per IAR in prospectus dated 21 June 2006	$	4,496,102
Commitments as listed in the EGM notice posted to shareholders on 30 May 2006		
Feasibility Study – Bayan project	$	1,500,000
Sales and Development costs	$	1,500,000
Working capital	$	1,496,102
	$	4,496,102

CHR/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (PRTPRM:14.36:300606)
AMEROD RESOURCES LIMITED/ARE RUN NUMBER 1080 30/06/2006 A.C.N. 071 527 083 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *
*G1/ISSUED CAPITAL - ORD						
Holders						
Issuer	619	113	84	42	27	885
Chess	978	161	41	61	13	1254
Total	1597	274	125	103	40	2139
Units						
Issuer	89038	294075	815683	1115059	64137476	66451331
Chess	202359	468961	336507	2103303	26398590	29509720
Total	291397	763036	1152190	3218362	90536066	95961051

TOTAL HOLDERS FOR CLASSES SELECTED 2139

TOTAL UNITS " " " 95961051

White Energy Company Limited
Top 20 Shareholders
Ordinary Shares

	Ordinary Shares					
Holders	Listed	Escrow (1)	Escrow (2)	Escrow (3)	Total	
1 NATIONAL NOMINEES LIMITED	19,100,184	3,830,000	-	-	22,930,184	23.9%
2 GAFFWICK PTY LTD	354,798	-	-	13,114,286	13,469,084	14.0%
3 GANRA PTY LTD	-	-	13,114,286	-	13,114,286	13.7%
4 BIMOSA PTY LTD	-	-	6,557,143	-	6,557,143	6.8%
5 GREENWORTH PTY LTD	-	-	4,371,429	-	4,371,429	4.6%
6 CLARK SERVICES AUSTRALIA PTY	-	-	3,535,714	-	3,535,714	3.7%
7 LANGLEY INVESTMENTS PTY LTD	-	-	3,535,714	-	3,535,714	3.7%
8 SANJUR PTY LIMITED	633,183	-	-	2,399,657	3,032,840	3.2%
9 CITICORP NOMINEES PTY LIMITED	2,843,374	-	-	-	2,843,374	3.0%
10 RIVERBEND INVESTMENTS PTY LTD	-	-	-	2,400,171	2,400,171	2.5%
11 WHITTAKER CUSTODIANS PTY LTD	-	-	2,400,171	-	2,400,171	2.5%
12 ARTHUR PHILLIP NOMINEES PTY	-	1,750,000	-	-	1,750,000	1.8%
13 WESTPAC CUSTODIAN NOMINEES	1,501,525	-	-	-	1,501,525	1.6%
14 AMANDA POOLE	-	1,250,000	-	-	1,250,000	1.3%
15 ARTHUR PHILLIP PTY LTD	-	650,000	-	-	650,000	0.7%
16 HSBC CUSTODY NOMINEES	560,000	-	-	-	560,000	0.6%
17 SARATOGA EQUITY PARTNERS I	560,000	-	-	-	560,000	0.6%
18 CRAIG IAN BURTON	-	500,000	-	-	500,000	0.5%
19 WILLIAM BROWNLIE FAIRWEATHER	-	500,000	-	-	500,000	0.5%
20 GREATCITY CORPORATION PTY LTD	-	500,000	-	-	500,000	0.5%
21 NOMIAL PTY LTD	-	500,000	-	-	500,000	0.5%
22 DONAL PAUL WINDRIM	-	500,000	-	-	500,000	0.5%
OTHER	8,149,416	850,000	-	-	8,999,416	9.4%
	33,702,480	10,830,000	33,514,457	17,914,114	95,961,051	100%

Escrow (1) = Escrow until March 2007
Escrow (2) = Escrow until June 2007
Escrow (3) = Escrow until June 2008

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

3 July 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 5
20 Bridge Street
SYDNEY NSW 2000

Dear Narissa

PRE-QUOTATION DISCLOSURE

In accordance with the conditions set out in the letter received by White Energy Company Limited (**Company**) from Australian Stock Exchange Limited (**ASX**) dated 29 June 2006, we enclose the following information in a form suitable for release to the market:

- a statement setting out the names of the 20 largest holders of each class of securities to be quoted, including number and percentage of each class of securities held by those holders;
- a distribution schedule of the numbers of holders in each class of security to be quoted in the form contained in Appendix 1A, paragraph 48;
- a statement of commitments based on actual funds raised pursuant to the prospectus; and
- the number of securities subject to escrow and the escrow period applicable prior to the acquisition is as follows:

RECEIVED

2007 MAR 22 A 10:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Period of Escrow	Securities
24 months from date of quotation in March 2005	10,830,000 fully paid ordinary shares 13,000,000 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008

- the number of securities subject to escrow and the escrow period applicable resulting from the acquisition of White Energy Technology Limited is as follows:

Period of Escrow	Securities
12 months from date of issue	33,514,457 fully paid ordinary shares
24 months from the date of official quotation	17,914,114 fully paid ordinary shares

In addition, the Company confirms that, to the best of its knowledge, information and belief:

- completion of the acquisition of all the issued capital in White Energy Technology Limited and the issue of 51,428,571 fully paid ordinary shares and $1.0m cash, to White Energy Technology Limited shareholders or their associates, pursuant to the Share Sale Agreement dated 12 April 2006 between the Company, White Energy Technology Limited and the shareholders of White Energy Technology Limited. It is noted that the balance of cash consideration, being $2.6m, will be paid in due course as required under Clause 3.2(c);

- there are no incoming directors at this point in time and therefore no Appendix 3X forms are required to be lodged. Updated Appendix 3Y forms have been lodged with the ASX on 3 July 2006 for John Atkinson and John McGuigan. There has been no changed to the Appendix 3Y for Ilyas Khan;

- The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

- There have been no changes to the Company's corporate governance practices and the Company refers to Page 11 through 14 (inclusive) of the Annual Report 2005 lodged with the ASX on 21 October 2005

- There have been no changes to the Company's Constitution and the Company refers to the copy previously lodged with the ASX

- We confirm that we have forward a copy of the Certificate of Name Change to the ASX on 28 June 2006

- We confirm that all outstanding Appendix 3B forms have been lodged

- We are not aware of any outstanding reports or other documents required by Listing Rule 17.5

- We confirm that payment of the May 2006 CHESS fees were transferred on 28 June 2006

Yours Sincerely

D J Franks

DAVID FRANKS
Company Secretary
White Energy Company Limited
(formerly Amerod Resources Limited)

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 July 2006

White Energy Company Limited
(formerly Amerod Resources Limited)

PRE-REINSTATEMENT DISCLOSURE

White Energy Company Limited will be reinstated to official quotation from the commencement of trade on Thursday, 6 July 2006.

The following information is released as pre-quotation disclosure.

1. Distribution schedule - Appendix 1A, paragraph 48.
2. Top 20 holders.
3. Letter dated 3 July 2006 detailing number and escrow period of restricted securities.
4. Statement of commitments.

Security Code: WEC

Narissa Taylor

Narissa Taylor
<u>Adviser, Issuers (Perth)</u>

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 July 2006

White Energy Company Limited
(formerly Amerod Resources Limited)

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of White Energy Company Limited (the "Company") will be lifted from commencement of trade Thursday, 6 July 2006, following compliance by the Company with Chapters 1 & 2 of the ASX listing rules.

Security Code: WEC

Brendan O'Hara
Manager, Issuers (Perth)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Vern McGuigan
Date of last notice	12th September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Andrew McGuigan (Son) Fiona McGuigan (Daughter) James McGuigan (Son) Majorie McGuigan (Mother) Stephanie McGuigan (Daughter) Sanjur Pty Limited (Shareholder) Matko Investments Pty Ltd (Shareholder) Hunter Bay Funds Management (Principal and shareholder) Hunter Bay Sports Pty Ltd (Principal and shareholder) Hunter Bay Services Pty Ltd (Principal and shareholder) Hunter Bay Partners Pty Ltd (Principal and shareholder) Hunter Bay Innovations Pty Ltd (Principal and shareholder) Hunter Bay Beverages Pty Ltd (Principal and shareholder)	10,300 shares and 5,000 options (1) 10,400 shares and 5,000 options (1) 200 shares 10,500 shares and 5,000 options (1) 10,200 shares and 5,000 options (1) 3,032,840 shares 511,090 shares 13,750 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 91,000 shares, 45,500 options (1) and 6,000,000 options (2) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 Summary 3,730,280 shares 90,500 options (1) 6,000,000 options (2)
Date of change	30th June 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	Indirect : 1,330,623 shares 90,500 options (1) 6,000,000 options (2) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Class	Ordinary shares
Number acquired	Indirect : 2,399,657 shares to Sanjur Pty Ltd
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Indirect : $2,159,691.30 for Sanjur Pty Ltd
No. of securities held after change	Indirect : 3,730,280 shares 90,500 options (1) 6,000,000 options (2) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to prospectus dated 21 June 2006 and acquisition of White Energy Technology Limited as approved by shareholders at the EGM on 28 June 2006

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles Atkinson
Date of last notice	12th September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Susan Hanrahan (Wife) Matko Investments Pty Limited (Shareholder) Sanjur Pty Limited (Director) Hunter Bay Funds Management (Principal and shareholder) Hunter Bay Sports Pty Ltd (Principal and shareholder) Hunter Bay Services Pty Ltd (Principal and shareholder) Hunter Bay Partners Pty Ltd (Principal and shareholder) Hunter Bay Innovations Pty Ltd (Principal and shareholder) Hunter Bay Beverages Pty Ltd (Principal and shareholder) Riverbend Investments Pty Ltd (Director and related party to shareholder)	5,950 shares 511,090 shares 633,183 shares 13,750 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 91,000 shares, 45,500 options (1) and 6,000,000 options (2) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 2,400,171 shares (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 <u>Summary</u> 3,695,144 shares 70,500 options (1) 6,000,000 options (2)
Date of change	30th June 2006
No. of securities held prior to change	Indirect : 1,294,973 shares 70,500 options (1) 6,000,000 options (2) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Class	Ordinary shares

+ See chapter 19 for defined terms.

Number acquired	Indirect : 2,400,171 shares to Riverbend Investments Pty Ltd
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Indirect : $2,160,153.90 at $0.90 each share for Riverbend Pty Ltd
No. of securities held after change	Indirect : 3,695,144 shares 70,500 options (1) 6,000,000 options (2) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to prospectus dated 21 June 2006 and acquisition of White Energy Technology Limited as approved by shareholders at the EGM on 28 June 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a

+ See chapter 19 for defined terms.

Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED (FORMERLY AMEROD RESOURCES LIMITED)

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW (IV) UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 51,428,571 ORDINARY SHARES (II) 5,000 ORDINARY SHARES (III) 242,003 UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 (IV) 150,000 UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW (IV) UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 - NO ESCROW
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES (III) NEW CLASS (IV) NEW CLASS
5	Issue price or consideration	(I) $0.90 PER ORDINARY SHARE, TOTALLING $46,285,713.90 (II) $0.25 PER ORDINARY SHARE, TOTALLING $1,250 (III) NIL (IV) NIL

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) SHARES ISSUED UNDER PROSPECTUS DATED 21 JUNE 2006 – AS PART OF CONSIDERATION OF WHITE ENERGY TECHNOLOGY LIMITED AS APPROVED BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING ON 28 JUNE 2006 (II) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 30/6/06 FUNDS USED FOR WORKING CAPITAL PURPOSES (III) FREE ATTACHING OPTION AS PART OF SHARE PURCHASE PLAN ANNOUNCED TO ASX ON 24 MAY 2006 (IV) IN CONSIDERATION FOR BROKERAGE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 30 JUNE 2006 (II) 30 JUNE 2006 (III) 30 JUNE 2006 (IV) 30 JUNE 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,702,480	ORDINARY SHARES

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW FROM MARCH 2005
		33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		8,477,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		392,003	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 30 JUNE 2006.
Company Secretary

Print name: David Franks

== == == == ==

RECEIVED
2007 MAR 22 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the Australian Stock Exchange or the Australian Securities and Investments Commission since July 1, 2005

Volume II

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the ASX or the ASIC since July 1, 2005

Date	Document	Tab
March 13, 2007	Half Year Accounts	1
March 7, 2007	Release of Restricted Securities	2
February 6, 2007	Audio Broadcast-JV with Coal Giant/Japanese Trading House	3
February 5, 2007	Appendix 3B	4
January 31, 2007	JV with Coal Giant and Major Japanese Trading House	5
January 30, 2007	Second Quarter Activities & Cashflow Reports	6
January 30, 2007	Appendix 3B	7
January 29, 2007	Change of Director's Interest Notice	8
January 29, 2007	Change of Director's Interest Notice	9
January 29, 2007	Change of Director's Interest Notice	10
January 29, 2007	Appendix 3B	11
November 28, 2006	Boardroom Radio Interview	12
November 27, 2006	Results of Meeting	13
November 24, 2006	Chairman's Address to Shareholders	14
November 21, 2006	Response to ASX Price & Volume Query	15
November 14, 2006	Investor Presentation - New York & London	16
October 31, 2006	First Quarter Activities & Cashflow Reports	17
October 27, 2006	AGM Package incl Annual Report & AGM Notice	18
September 29, 2006	Appendix 3B	19
September 29, 2006	Audited Financial Statement	20
September 28, 2006	Audio Broadcast	21
September 22, 2006	Bayan JV:Feasibility Agreed Increased Scope & Offtake	22
September 14, 2006	Change in substantial holding	23
September 14, 2006	Change in substantial holding	24
September 5, 2006	Change of Director's Interest Notice	25
September 5, 2006	Appendix 3B	26
August 30, 2006	Amendment to Becoming a substantial holder	27
August 29, 2006	Becoming a substantial holder	28

Date	Document	Tab
August 24, 2006	Change in substantial holding	29
August 11, 2006	Appendix 3B	30
August 9, 2006	Becoming a substantial holder	31
August 9, 2006	Becoming a substantial holder	32
August 9, 2006	Capital Raising Oversubscribed	33
August 7, 2006	Becoming a substantial holder	34
July 31, 2006	Fourth Quarter Activities & Cashflow Reports	35
July 17, 2006	Short Form Disclosure Document	36
July 17, 2006	Appendix 3B	37
July 10, 2006	Change of Director's Interest Notice	38
July 10, 2006	Appendix 3B	39
July 5, 2006	ASX Circular: Reinstatement to Official Quotation	40
July 4, 2006	Statement of commitments	41
July 4, 2006	Distribution Schedule	42
July 4, 2006	Top 20 shareholders	43
July 4, 2006	Pre-Quotation Disclosure	44
July 4, 2006	Number & escrow period of restricted securities	45
July 4, 2006	Pre-Resintatement Disclosure	46
July 4, 2006	Reinstatement to Official Quotation	47
July 3, 2006	Change of Director's Interest Notice	48
July 3, 2006	Change of Director's Interest Notice	49
July 3, 2006	Appendix 3B	50
July 3, 2006	Change of Name & ASX Code	51
June 28, 2006	Results of EHM/Including White Energy Acq. Approval	52
June 28, 2006	Option update - vesting	53
June 28, 2006	Suspension from Official Quotation	54
June 27, 2006	Chairman's Address to Shareholders	55
June 23, 2006	Appendix 3B	56
June 22, 2006	EGM Timetable/SPP & Temporary Suspension	57
June 22, 2006	Appendix 3B	58
June 22, 2006	Disclosure Document & Experts Report	59
June 15, 2006	White Energy Tech & Shenhua agree to test coal	60
June 13, 2006	PT Bayan Res J/V Agreed & Signed	61

Date	Document	Tab
May 24, 2006	Share Purchase Plan	62
May 24, 2006	Independent Expert Report	63
May 24, 2006	Notice of Extraordinary General Meeting	64
May 12, 2006	Section 708A Notice	65
May 12, 2006	Change of Director's Interest Notice	66
May 12, 2006	Appendix 3B	67
May 12, 2006	Placement successfully completed	68
April 28, 2006	Third Quarter Activities & Cashflow Report	69
April 20, 2006	Appendix 3B	70
April 19, 2006	Capital Raising Update	71
April 18, 2006	Reinstatement to Official Quotation	72
April 13, 2006	Acquisition terms of coal technology/ IER & capital raising	73
April 13, 2006	Suspension from Official Quotation	74
April 13, 2006	Trading Halt	75
March 6, 2006	Response to ASX Query	76
March 6, 2006	Itochu Corporation of Japan Signs Agreement	77
February 28, 2006	Half Year Accounts	78
February 28, 2006	Status of Coal Technology Option	79
January 30, 2006	Second Quarter Activities & Cashflow Report	80
November 25, 2005	Results of AGM	81
November 24, 2005	Chairman's AGM Address to Shareholders	82
November 2, 2005	Options vesting	83
October 21, 2005	Annual Report with updated Shareholder Information	84
October 21, 2005	Notice of Annual General Meeting	85
October 19, 2005	First Quarter Activities & Cashflow Reports	86
October 4, 2005	Coal Technology Update	87
September 23, 2005	Audited Financial Statements & Annual Report	88
September 12, 2005	Initial Director's Interest Notice	89
September 12, 2005	Initial Director's Interest Notice	90
September 12, 2005	Initial Director's Interest Notice	91
August 4, 2005	Updated Capital Structure	92
August 4, 2005	Appendix 3B	93

Date	Document	Tab
August 2, 2005	Appendix 3B	94
August 2, 2005	Prospectus Closed	95
July 26, 2005	Appendix 3B	96
July 26, 2005	Disclosure Document	97
July 22, 2005	Fourth Quarter Activities & Cashflow Report	98

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

3 July 2006

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

White Energy Company Limited
(formerly Amerod Resources Limited)
ACN 071 527 083
Change of Name and ASX Code

As outlined in the results of the General Meeting released to the ASX on 28 June 2006, the shareholders have approved the change in name of the Company.

Effective immediately, the new name and ASX Code is:

White Energy Company Limited
ASX Code : WEC

For further information please contact:
John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

Yours Sincerely

DAVID FRANKS
Company Secretary
White Energy Company Limited
(formerly Amerod Resources Limited)

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

28 June 2006

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

White Energy Company Limited (formerly Amerod Resources Limited) – (ACN 071 527 083)
Results of the General Meeting – 28 June 2006

The Company is pleased to announce that all resolutions at the General Meeting were unanimously approved by shareholders, including

- the acquisition of White Energy Technology Limited
- the change of name from Amerod Resources Limited to White Energy Company Limited
- all capital raising resolutions as outlined in the Notice of Meeting.

Having obtained the approval of the shareholders, the Company will now finalise each of these matters and re-comply with Chapters 1 and 2 of the Listing Rules. The Company will request the release from its voluntary suspension after it has complied with these ASX requirements, expected to be on Monday 3 July 2006 or Tuesday 4 July 2006.

In relation to the general meeting, we advise that :

(a) A summary of valid and eligible proxies received for the above meeting was as follows:

	Votes For	Votes Against	Votes Abstaining	Undirected Votes
Ordinary Resolution 1	23,587,710	-	-	1,886,563
Ordinary Resolution 2	23,587,710	-	-	1,886,563
Ordinary Resolution 3	23,540,160	-	1,336,573	597,540
Ordinary Resolution 4	23,587,710	-	-	1,886,563
Ordinary Resolution 5	23,539,985	-	1,336,748	597,540
Ordinary Resolution 6	5,087,353	-	18,500,357	1,886,563
Ordinary Resolution 7	23,587,535	-	37,715	1,849,023
Ordinary Resolution 8	23,000,160	-	1,876,573	597,540
Ordinary Resolution 9	20,735,710	-	3,372,000	1,326,563

(b) the following resolutions were passed without resort to a poll at the General Meeting of White Energy Company Limited (formerly Amerod Resources Limited) on Wednesday 28 June 2006.

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That Richard Poole be appointed Acting Chair until the conclusion of the meeting, after which time John Mcguigan will resume the role of Chairman of the Company."

The motion was unanimously carried on a show of hands.

Mr McGuigan handed the Chair to Mr Poole.

Ordinary Business:

Resolution 1 – Change of Activities

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, subject to the passing of Resolutions 2, 3, 4 and 6, for the purposes of Listing Rule 11.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to make a significant change in the nature and scale of its activities as described in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 2 – Change of Name

The motion, having been proposed and seconded, it was resolved to pass the following special resolution:

"That, subject to the passing of Resolutions 1, 3, 4 and 6, for the purposes of Section 157(1) of the Corporations Act and for all other purposes, the name of the Company be changed to "White Energy Company Limited"."

The motion was unanimously carried on a show of hands.

Resolution 3 – Issue of Securities for Acquisition of White Energy Technology Limited

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, subject to the passing of Resolutions 1, 2, 4 and 6, for the purposes of Item 7 of Section 611 of the Corporations Act, Listing Rules 7.1, 10.1 and 10.11 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue approximately 51,428,571 fully paid shares in the capital of the Company to the shareholders of White Energy Technology Limited as consideration for the acquisition of all of the issued shares in White Energy Technology Limited and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 4 – Allotment and Issue of Shares : Capital Raising

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, subject to the passing of Resolutions 1, 2, 3 and 6, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 35,000,000 fully paid ordinary shares in the capital of the Company at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued on the terms set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 5 – Participation of Directors in Capital Raising

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Section 208 of the Corporations Act, Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 2,000,000 Shares under the Capital Raising to the Directors of the Company (or their nominees) on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 6 – Participation of Taurus Advisory Group LLC in the Capital Raising

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, subject to the passing of Resolutions 1, 2, 3 and 4, for the purpose of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, Section 611 of the Corporations Act and all other purposes, the Directors be authorised to issue to Taurus Advisory Group LLC or its nominee up to 12,000,000 Shares under the Capital Raising on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 7 – Issue of Options : Share Purchase Plan

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, approval is given for the Company to allot and issue up to 5,000,000 options to acquire fully paid ordinary shares in the capital of the Company on the terms set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Resolution 8 – Adoption of Incentive Option Plan

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

*"That, for the purposes of Listing Rule 7.2 (Exception 9) of the ASX Listing Rules and for all other purposes, approval is given for the Company to adopt an incentive option scheme (**Scheme**), a summary of which is set out in the Explanatory Statement accompanying this Notice of Meeting."*

The motion was unanimously carried on a show of hands.

Resolution 9– Ratification of Issue of Shares

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, shareholders ratify the allotment and issue of 5,592,000 fully paid ordinary shares in the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The motion was unanimously carried on a show of hands.

Yours Sincerely

D J Franks

DAVID FRANKS
Company Secretary
White Energy Company Limited
(formerly Amerod Resources Limited)

White Energy Company Limited

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638

28 June 2006

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

White Energy Company Limited (formerly Amerod Resources Limited) – (ACN 071 527 083)
Option Update

As previously outlined in the Company's Appendix 3B, there are currently on issue the following options, which do not vest or are unable to be exercised until certain performance criteria are fulfilled:

(i) 6,000,000 options over ordinary shares, at an exercise price of $0.40 expiring on 30 November 2008, where the options vest upon the weighted average share price exceeding $0.50 for a period of 1 month, owned by Arthur Phillip Nominees Pty Ltd

The Company advises that the weighted average price has exceeded $0.50 for:

(a) the last 30 business days ended 27 June 2006; and
(b) the last 30 calendar days ended 27 June 2006.

As such, these options are fully vested and fully exerciseable subject to any other imposed conditions.

It is noted that all the above options are under a 24 month escrow condition imposed by the Australian Stock Exchange, from the date of re-listing in March 2005. Therefore until this condition has been met, the options will not be able to be exercised or transferred.

For further information please contact:
John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

Yours Sincerely

DAVID FRANKS
Company Secretary
White Energy Company Limited
(formerly Amerod Resources Limited)

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

27 June 2006

Amerod Resources Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Amerod Resources Limited (the "Company") will be suspended from quotation immediately, pending shareholder approval for the acquisition of White Energy Technology Limited to be considered at the Company's extraordinary general meeting being held on 28 June 2006.

In accordance with ASX's requirements for compliance with Chapter 11 of the Listing Rules, if shareholders approve the acquisition of White Energy Technology Limited it is expected that the Company's securities will remain suspended until the Company has complied with Chapters 1 and 2 of the Listing Rules.

For further details, please refer to the Company's announcement.

Security Code: ARZ

Brendan O'Hara
Manager, Issuers (Perth)

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

26 June 2006

Ms. Narissa Taylor
ASX Listing Officer
The Australian Stock Exchange Limited
Exchange Plaza, 2 The Esplanade
Perth WA 6000

By Email

Dear Narissa,

AMEROD RESOURCES LIMITED – VOLUNTARY SUSPENSION

The Company is holding its extraordinary general meeting at 9am (AEST) Wednesday 28th June 2006 further to its notice of meeting.

The Company requests a voluntary suspension from 9am (AEST) Wednesday 28th June 2006.

The ASX has requested that, assuming the acquisition of White Energy Technology Limited is approved by shareholders, the Company re-comply with Chapters 1 and 2 of the Listing Rules. The Company will request the release from the voluntary suspension after it has complied with these ASX requirements, expected to be on Monday 3 July 2006 or Tuesday 4 July 2006.

The Company is not aware of any reason why the voluntary suspension should not be granted.

Thank you for your assistance.

Yours faithfully,

David Franks
Company Secretary – Amerod Resources Limited

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

Chairman's Address

Amerod Resources Limited (Amerod)

28 June 2006

Ladies and Gentlemen it is with great pleasure that I welcome you here today

I would like to provide you with an update of the Company's recent activities, and particularly outline the key elements of the business before today's meeting.

At the Company's Annual General Meeting at the end of last year I outlined details of the option the Company had acquired over the entire issued share capital of White Energy Technology Limited ("Whites"), giving the Company exclusive access to an exciting new coal upgrading technology. I am delighted to say that we have received an overwhelming positive response to all resolutions being proposed at today's meeting.

In summary, assuming approval of the various resolutions being put today, at the conclusion of today's meeting Amerod Resources will have approval to acquire 100% of the shares in Whites and will change its name to White Energy Company Limited. The matters which are relevant to the future business of the company are:

Significant change in Business focus

Principal business: by way of background, the Company's core activity will involve commercialization of a technology, to convert poor quality sub-bituminous coal into higher quality bituminous coal which is more environmental friendly, with resultant significant costs benefits at both the transportation and processing levels.

Consideration: The Company will exercise its option to acquire Whites with the issuance of 51.4 million new shares plus the payment of A$3.6 million (representing a total value of approx. A$57 million). This consideration is significantly below the valuation range determined by Grant Thornton in their Independent Report which was circulated to shareholders as part of the meeting materials.

Other Assets: the Company also has access to 4 nickel sulphide exploration projects in Western Australia. The concession areas also have the potential for discovery of platinum, chromite, and gold. The projects are at various stages of exploration - some at grass roots level and others more advanced with geophysical and geochemical anomalies having been defined. The Company's is currently reviewing its options in respect of these assets.

The Coal Technology

Coal demand: Coal is the cheapest and most abundant form of fuel source in the world at the current coal price on an equivalent energy basis it is a quarter of the cost of gas and a fifth of the cost of fuel oil. Demand for it continues to increase primarily because of its role as a major fuel for power generation which is predicted to continue to rise substantially in the next 20 years.

Many of the world's coal reserves are in the form of sub-bituminous coal that has a high moisture and low energy content making it economically inefficient for utilisation and transportation over long distances.

Given that the demand for coal in power generation is expected to increase from 2.3 billion tonnes in 2000 to over 3.6 billion tonnes by 2030 and a large part of the world's coal reserves (465 billion tonnes) is comprised of sub-bituminous and lignite coal reserves, the future prospects for an economically viable coal upgrading technology are significant.

Whites Exclusive Technology: Whites has the worldwide exclusive license to a patented coal upgrading technology (17 years of patent protection remaining) ("the White Technology") that has been developed and refined over several years by CSIRO, the Australian government sponsored research organisation. The White Technology has been successfully tested on various coals throughout the world including coals from Indonesia, Australia, South Africa, China and the United States of America.

The White Technology makes it possible to generate closer bonding between coal particles, in an economically viable way resulting in:

- Higher energy and lower moisture content and improving coal qualities from around 4,500 kcal/kg to greater than 6,200 kcal/kg
- Lower transportation costs due to a significant reduction in moisture content
- Significantly lower risk of spontaneous combustion
- Significant green house gas emission benefits resulting in the potential availability of carbon credits

White's technology advantage: Fortunately the White Technology has a limited field of established competitors. Importantly, the White Technology has both a significant capital and operating cost advantage over these competitors. Other technologies have failed on many technical aspects mainly as a result of failure to prevent spontaneous combustion, insufficient gain in energy content and unacceptable environment impacts. Your Directors are of the view that these roadblocks have been addressed by the White Technology process developed by the CSIRO.

Partnerships in place to commercialization: The Company has signed formal joint venture documentation to commercialize its technology with PT Bayan Resources ("BR") of Indonesia, the eight largest coal producer in Indonesia. Whites will own 51% of the joint venture company and BR 49%. This joint venture with BR includes a US$100 million off-take agreement whereby BR will acquire upgraded coal from the joint venture company. In addition Whites have executed Heads of Agreements with Itochu Corporation of Japan and Datang International Power of China with a view to finalising formal joint venture arrangements. Further, Whites are in negotiation with a number of other parties regarding coal testing arrangements and potential joint ventures.

Short time frame to commercialized stage: Following completion of final feasibility studies, the Company will begin construction of a 1 million tonne per annum coal plant in partnership with BR in 4Q06 which is targeted to be completed in late 2007. In addition, it is hoped that a plant of similar size will be built in partnership with Itochu commencing in 1Q07 and it is also hoped to commence construction of a significantly larger scale project with Datang during 2007.

Commercial Exploitation

Business Model: Our business model is to establish joint ventures with coal producers, traders and power utilities with the purpose of building coal upgrading plants, operating these plants, manufacturing and then selling the upgraded coal product. This model is evidenced in the agreement signed with BR and the Heads of Agreements signed with Itochu and Datang.

Market Priorities: In terms of geography, the Company's immediate plan is to market the technology in Indonesia and China, followed by India, and eventually the Powder River Basin in the USA which is currently the largest sub-bituminous coal producing region in the world with annual production in excess of 350 million tonnes.

Revenue Generation: Revenues will be generated through a variety of profit sharing, upfront and recurring revenue streams including:

- share of profits from joint ventures established with various partners to commercially exploit its technology
- technology sub-license fees
- recurring fees per tonne of upgraded coal
- coal enhancement fees based on improvement in the energy content of the coal
- management fees in relation to the management and operation of the coal upgrading plants
- participation in the value derived from reduction in greenhouse gas emissions.

As previously advised, the Company recently concluded a $5 million capital raising as the first stage of a larger capital raising program. Discussions are already in train with institutional investors regarding the placement of a further $20 to $30 million dollars. Initial indications of desired demand are very encouraging. Funds raised will be applied to the Company's share of the costs of developing its initial projects and to further marketing activity in Asia and the USA.

In the opinion of your Directors the acquisition of Whites and the commercialisation of the White Technology represent a very exciting opportunity for the Company. I look forward to sharing with Shareholders news on the progress of the commercialisation process and the Company's development generally over the next few months.

For further information please contact.

John Atkinson
Director

AMEROD RESOURCES LIMITED
Level 5, Grafton Bond Building
201 Kent Street, Sydney, NSW 2000
Ph: +612 9251 1311
Fax: +612 9251 1638
www.amerod.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 242,003 ORDINARY SHARES (II) 65,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES
5	Issue price or consideration	(I) $0.95 PER ORDINARY SHARE, TOTALLING $229,872.95 (II) $0.25 PER ORDINARY SHARE, TOTALLING $16,250
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) SHARES ISSUED UNDER SHARE PURCHASE PLAN AS ANNOUNCED TO THE MARKET ON 24 MAY 2006 – USED FOR WORKING CAPITAL (II) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 23/5/06 TO 8/6/06 - FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 23 JUNE 2006 (II) 23 JUNE 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,697,480	ORDINARY SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		8,547,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

+ See chapter 19 for defined terms.

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed... Date: 23JUNE 2006.
Director

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

22 June 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

EGM TIMETABLE AND TEMPORARY SUSPENSION OF TRADING, SHARE PURCHASE PLAN ("SPP").

EGM Timetable and Temporary Suspension of Trading

In accordance with the requirements of Australian Stock Exchange Limited, an Extraordinary General Meeting of Shareholders (EGM) is to be held on 28 June 2006 at 9.00am to seek shareholder approval to complete the acquisition of White Energy Technology Limited ("White Energy") and to obtain approval to the placement of up to 35,000,000 shares. The EGM will also consider ancillary matters.

As required by ASX and is customary in the circumstances, Amerod will request a temporary suspension from trading on the day prior to the EGM and will recommence trading immediately following completion of the acquisition of White Energy and confirmation of the meeting of all relevant ASX requirements. In this regard, recommencement of trading is anticipated to occur by Monday 3 July 2006.

The ASX also requires Amerod to lodge a compliance prospectus to facilitate the completion of the White Energy transaction. This document has now been lodged with the relevant authority. Attached below is a summary of the proposed timetable for the prospectus and upcoming EGM.

Closing date for Share Purchase Plan	16 June 2006
Lodgement of Prospectus with the ASIC	21 June 2006
Opening Date of Prospectus Offers	22 June 2006
Issue of Shares under Share Purchase Plan	23 June 2006
Voluntary suspension	4pm 27 June 2006
Quotation of shares under Share Purchase Plan (subject to suspension)	28 June 2006
General meeting of Shareholders	28 June 2006
Closing Date of Prospectus Offers	28 June 2006
Allotment and Issue of Shares pursuant to Prospectus	30 June 2006
Expected date for re-quotation of Shares on ASX and lifting of suspension	3 July 2006

Please note the above dates are indicative only and may be varied by the Company without notice.

Share Purchase Plan

Further, the Company advises that shareholders have subscribed for a total of 242,003 shares under the SPP announced to the ASX on 24 May 2006. This has raised a total of $229,902.85. Under the terms of the SPP, Directors of the Company may at their discretion place the shortfall of shares that may be issued under the SPP. The shares under the SPP will be issued once cleared funds have been confirmed.

For Further Information Call:

David Franks
Company Secretary
Amerod Resources
(02) 9419 2966

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) UNLISTED STANDARD OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 51,428,571 ORDINARY SHARES (II) UP TO 5,000,000 UNLISTED STANDARD OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) Ordinary shares (II) Each Option entitles the holder to one (1) Ordinary Share upon conversion, with the Options exercisable at any time prior to 5.00pm EST on 30 August 2009 at an exercise price of $1.40;

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) NEW CLASS OF OPTIONS
5	Issue price or consideration	(I) $0.90 PER ORDINARY SHARE, TOTALLING $46,285,713.90 (II) NIL - FREE OPTION ATTACHING TO SHARES ACQUIRED UNDER SHARE PURCHASE PLAN ANNOUNCED TO THE ASX ON 24 MAY 2006
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES AND OPTONS TO BE ISSUED UNDER PROSPECTUS DATED 21 JUNE 2006 (I) SHARES ISSUED AS PART OF ACQUSITION OF WHITE ENERGY COMPANY LIMITED AS OUTLINED IN PROSPECTUS DATED 21 JUNE 2006 AND NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON 28 JUNE 2006 (II) FREE OPTION ATTACHING TO SHARES ACQUIRED UNDER SHARE PURCHASE PLAN ANNOUNCED TO THE ASX ON 24 MAY 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 30 JUNE 2006 (AS PER PROSPECTUS PROPOSED TIMETABLE) (II) 30 JUNE 2006 (AS PER PROSPECTUS PROPOSED TIMETABLE)

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,390,477	ORDINARY SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		8,547,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

+ See chapter 19 for defined terms.

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 21 JUNE 2006.
Director

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

TO BE RENAMED:

WHITE ENERGY COMPANY LIMITED

PROSPECTUS

For the placement of up to 5,000,000 Options to Shareholders participating in the Share Purchase Plan

This Prospectus also contains a separate offer to the holders of shares in White Energy Technology Limited.

The Offers are conditional on Shareholders approving the matters set out in Section 5.2 of this Prospectus at a general meeting to be held on 28 June 2006.

IMPORTANT NOTICE

This Prospectus is dated 21 June 2006 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

No Shares or Options may be issued on the basis of this Prospectus after thirteen (13) months from the date of this Prospectus.

Application will be made to ASX within seven (7) days after the date of this Prospectus for Official Quotation of the Shares the subject of this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of these restrictions. Failure to comply with these restrictions may violate Shares laws. Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The Shares the subject of this Prospectus should be considered speculative.

WEB SITE – ELECTRONIC PROSPECTUS

A copy of this Prospectus can be downloaded from the website of the Company at www.amerod.com.au. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person an Application Form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered electronic version of this Prospectus. Any person may obtain a hard copy of this Prospectus free of charge by contacting the Company.

CONTENTS

1. CORPORATE DIRECTORY

Directors

Mr John McGuigan
Mr John Atkinson
Mr Ilyas Khan

Company Secretary

Mr David Franks

Australian Business Number

62 071 527 083

Registered Office

Suite 206, The Bentleigh
1 Katherine Street
CHATSWOOD NSW 2067

Telephone:	61 2 9419 2966
Facsimile:	61 2 9419 2944

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

Independent Accountant

Grant Thornton Corporate Finance
Level 17
383 Kent Street
SYDNEY NSW 2000

Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000

Telephone:	1300 855 080
Facsimile:	61 2 8235 8150

Independent Engineer

Sinclair Knight Merz
100 Christie Street
St Leonards
SYDNEY NSW 2065

Patent Attorney

FB Rice & Co
Level 23
44 Market Street
SYDNEY NSW 2000

2. CHAIRMAN'S LETTER

Dear Investor

The Directors of Amerod Resources Limited (**Amerod** or **Company**) recently announced that it had entered into an agreement to acquire 100% of the issued capital of White Energy Technology Limited (**White Energy**), a company which holds (though its subsidiaries) an exclusive licence to a world leading patented coal technology. This technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

As the transaction will involve a significant change in the nature and scale of the Company's activities, the Company will need to comply with ASX's requirements for re-admission to its Official List. For this purpose, the Company is required to issue this Prospectus.

This Prospectus contains detailed information about Amerod, White Energy and the patented coal technology exclusively licensed by White Energy (through its subsidiaries). Please read this Prospectus carefully before you make your investment decision and, where necessary, consult your professional advisor.

Yours sincerely

John McGuigan
Chairman

3. INVESTMENT OVERVIEW

3.1 Important Notice

This section provides an overview of the Offers for investors and is not intended to provide full information for investors intending to apply for Shares offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

3.2 The Offers

This Prospectus consists of a placement of Options to Shareholders who participated in the Share Purchase Plan (**Placement**) and a separate offer to the shareholders of White Energy (**White Energy Offer**).

The Shares offered under the White Energy Offer will rank equally with the existing Shares on issue. The terms and conditions of the Options are set out in Section 10.5.

The Offers are conditional on the matters set out in Section 5.2 of this Prospectus. Please refer to Section 5 for further details.

Please refer to Section 4 for further details of the Offers.

3.3 Indicative Timetable

Lodgement of Prospectus with the ASIC	21 June 2006
Opening Date of Offers	22 June 2006
Closing Date of Offers	28 June 2006
General meeting of Shareholders	28 June 2006
Expected date for re-quotation of Shares on ASX	4 July 2006

The above dates are indicative only and may change without notice. The Company reserves the right to extend any of the Closing Dates or close any of the Offers early without notice.

3.4 Objective

The Company's objectives are to complete the acquisition of White Energy and issue the options to the participants in the Share Purchase Plan.

Following the completion of the Offers, the Company will have enough working capital to carry out these objectives.

3.5 No Funds Raised

No funds are being raised under this Prospectus.

3.6 Capital Structure

The capital structure of the Company following completion of the Offers is summarised below:

(c) no convertible securities in the capital of the Company are exercised; and

(d) the Company does not issue any Shares, other than those set out in Section 1.6 above.

Further details on the voting power of the shareholders in White Energy and their associates are set out in the Independent Expert's Report.

Other Required Information

The following further information is disclosed:

(a) other than as disclosed elsewhere in this Explanatory Statement, the shareholders in White Energy and their associates do not propose to change the business or the current employment arrangements of the Company or redeploy any fixed assets of the Company;

(b) the shareholders in White Energy and their associates do not have any present intention to inject capital into the Company; and

(c) the shareholders in White Energy and their associates have no current intention to change the Company's existing policies in relation to financial matters or dividends.

The Independent Export's Report prepared by Grant Thornton Corporate Finance sets out a detailed examination of the proposed Transaction to enable Shareholders to assess the merits of and decide whether to approve the Resolutions necessary to implement the Transaction.

To the extent that it is appropriate, the Independent Expert's Report sets out further information with respect to the proposed Transaction and concludes that the Transaction is fair and reasonable to the non-associated Shareholders.

Shareholders are urged to read carefully the Independent Expert's Report to understand the scope of the report, the methodology of the valuation, and the sources of information and assumptions made.

2.4 Resolution 4 – Allotment and Issue of Shares – Capital Raising

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities or other securities with rights of conversion to equity (such as an option) if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in a general meeting.

The Company is seeking approval under this Listing Rule for the proposed offer of up to 35,000,000 Shares under the Capital Raising to allow this number of securities not to be included in the calculation under ASX Listing Rule 7.1. This will enable the Company to have the flexibility to issue equity securities in the future up to the 15% threshold without the requirement to obtain Shareholder approval.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders when seeking an approval for the purposes of ASX Listing Rule 7.1:

(a) the maximum number of securities to be issued under the Capital Raising is 35,000,000 Shares;

(b) the Shares will be issued at a price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued;

(c) the Shares will be issued no later than three (3) months after the date of the General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules);

(d) the Shares will rank equally with the Company's current issued Shares;

(e) it is intended that allotment of the Shares will occur on one date;

(f) the Shares will be offered to the general public pursuant to the Prospectus; and

(g) the Company intends to use the funds raised from the issue of the Shares predominately to fund Amerod's share of the development costs of the initial plants for the PT Bayan Resources and Itochu Corporation joint ventures. It is estimated the initial plant costs to be around US$25 million each. Under the joint venture terms, Amerod is obliged to carry 50% with PT Bayan Resources and 35% with Itochu Corporation. To be conservative, Amerod is securing sufficient funding to enable the construction of these plants without debt funding. The balance will be used for working capital purposes and costs of capital raising as follows:

(i)	Balance payable under Share Sale Agreement	$ 3.1m
(ii)	Plant costs – 50% PT Bayan	$16.7m
(iii)	Plant costs – 35% Itochu Corporation	$11.7m
(iv)	Working capital	$ 3.5m
Total		**$35.0m**

The above calculations assume that Shares will be issued at $1.00 each under the Capital Raising and an exchange rate of A$1.00 to US$0.75.

Further details of the use of funds will be set out in the Prospectus that will be issued in respect of the Capital Raising.

2.5 Resolution 5 – Participation of Directors in the Capital Raising

2.5.1 Background

The Directors wish to participate in the Capital Raising contemplated by Resolution 4.

2.5.2 Chapter 2E of the Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a "financial benefit" to a "related party" unless one of the exceptions to Section 208 apply or shareholders have in general meeting approved the giving of that financial benefit to the related party.

A "financial benefit" is defined in the Corporations Act in broad terms and includes a public company issuing securities.

For the purposes of this meeting, a "related party" includes a director of the Company. .Accordingly, the proposed issue of Shares to each of Mr Atkinson, Mr McGuigan and Mr Khan involves the provision of a financial benefit to a related party of the Company.

Section 210 of the Corporations Act provides that an entity does not need to obtain Shareholder approval to give a financial benefit to a related party if the giving of the financial benefit would be reasonable in the circumstances if the related party and the entity are dealing at arm's length (or terms less favourable that arm's length).

Notwithstanding that the Directors will be subscribing for Shares under the Prospectus on the same terms as all other investors, the Board is of the view that it is prudent to seek Shareholder approval under Section 208 of the Corporations Act.

In accordance with the requirements of Sections 217 to 227 of the Corporations Act, the following information is provided to allow Shareholders to assess the proposed issue of Shares to each of Mr Atkinson, Mr McGuigan and Mr Khan:

(a) the related parties to whom the financial benefit will be given are Mr Atkinson, Mc McGuigan and Mr Khan;

(b) the maximum number of Shares (being the nature of the financial benefit to be provided) to be issued to all the Directors is 2,000,000 Shares;

(c) the issue price of the Shares has not been determined by the Directors but will not be less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued;

(d) it may be perceived that a financial benefit is being given to the parties referred to above due to the fact that the issue price of the Shares is less than the prevailing market price (based on the price of Shares at the date of this Notice);

(e) the Directors do not wish to make a recommendation to Shareholders about Resolution 5 because they have a material interest in the outcome of the Resolution; and

(f) additional information in relation to Resolution 5 is set out throughout this Memorandum. Shareholders should therefore read the Memorandum in its entirety before making a decision as to how to vote on Resolution 5.

Remuneration of the Directors

The total annual remuneration (inclusive of superannuation) paid to the current Directors for the last year and payable for the current year is as follows:

Director	Remuneration 2005	Remuneration 2006 (Estimate)
Mr Atkinson	$150,140	$146,074
Mr McGuigan	$0	$0
Mr Khan	$0	$0

In addition to the above, the following additional remuneration was provided to Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited:

(a) further to the Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options. These were valued at $270,000. No incentive options have been provided in 2006; and

(b) during the 2005 and 2006 years, Hunter Bay Partners Pty Limited has been paid for secretarial services and Hunter Bay Services Pty Limited for rent, communication and administrative costs relating to Amerod's office costs.

Entity	2005	2006 (Estimate)
Hunter Bay Partners Pty Limited	$17,640	$12,126
Hunter Bay Services Pty Limited	$44,045	$54,064

Securities held by the Directors

As at the date of this Notice, the Directors have notifiable interests in the securities of the Company as set out below:

Director	Shares	Options
Mr John McGuigan	1,330,623	90,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008

Mr John Atkinson	1,294,973	70,500 options exercisable at $0.25 each on or before 30 November 2008 6,000,000 performance options exercisable at $0.40 each on or before 30 November 2008
Mr Ilyas Khan	623,528	Nil

2.5.3 ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the Company (which includes a director).

If Resolution 5 is passed, the Directors of the Company may be issued Shares under the Capital Raising. Accordingly, approval for the issue of securities to the current and proposed directors of the Company is required pursuant to ASX Listing Rule 10.11.

Separate approval pursuant to ASX Listing Rule 7.1 is not required in order to issue Shares to the Directors of the Company as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the issue of securities to the Directors of the Company will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of matters which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.11. For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to Resolution 5:

(a) the maximum number of Shares to be issued is 2,000,000 Shares;

(b) the issue price of Shares under the Prospectus has not been determined by the Directors but will not be less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued;

(c) the Shares will be issued no later than one (1) month after the date of the General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d) the Shares issued will rank equally with the Company's current issued Shares; and

(e) the funds raised will be used as set out in Section 2.4.

2.6 Resolution 6 – Issue of Shares to Taurus Advisory Group LLC

2.6.1 Background

Approval is sought for Taurus Advisory Group LLC (**Taurus**) to acquire up to 12,000,000 Shares under the Prospectus at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date the Prospectus is issued.

2.6.2 Section 611 of the Corporations Act

Pursuant to Section 606(1) of the Corporations Act, a person must not acquire a relevant interest in issue voting shares in a listed company if the person acquiring the interest does so through a transaction in relation to securities entered into by or on behalf of the person and because of the transaction, that persons of someone else's voting power in the Company increases:

(a) from 20% or below to more than 20%; or

(b) from a starting point that is above 20% and below 90%.

The voting power of a person in a body corporate is determined in accordance with Section 610 of the Corporations Act. The calculation of a persons voting power in a company involved determining the voting shares in the Company in which the person and the persons associates have a relevant interest.

A person has a relevant interest in securities if they:

(a) are the holders of securities;

(b) have the power to exercise, or control the exercise of, a right to vote attached to securities; or

(c) have the power to dispose of, or control the exercise of a power to dispose of, the securities.

It does not matter how remote the relevant interest is or how it arises. If two or more people can join the exercise one of these powers, each of them is taken to have that power.

Taurus currently holds 22,376,309 Shares representing 50.6% of the Company. Taurus also holds 6,875,000 Options. Taurus may subscribe for up to 12,000,000 Shares under the Prospectus.

Accordingly, for the purpose of Section 606 of the Corporations Act, Taurus has a relevant interest in excess of 20% of the issued capital of the Company and will increase this relevant interest after the implementation of Resolution 6.

Item 7 of Section 611 of the Corporations Act provides an exception to the prohibition, whereby a person may acquire a relevant interest in a company's voting shares with shareholder approval. Accordingly, Shareholder approval under Item 7 of Section 611 of the Corporations Act is required for Resolution 6.

The following information is required to be provided to Shareholders under the Corporations Act and ASIC Policy Statement 74. Shareholders are also referred to the Independent Expert's Report prepared by Grant Thornton Corporate Finance:

(a) the proposed issue of up to 12,000,000 Shares to Taurus, will result in Taurus increasing its relevant interest from a starting point that is greater than 20% and below 90% of the issued capital of the Company;

(b) if Resolution 6 is passed and all other resolutions in this Notice are passed and implemented, Taurus's voting power will decrease to 26.3%, assuming the full amount of $35,000,000 is raised under the Capital Raising, 51,428,571 Shares are issued to the shareholders in White Energy in accordance with Resolution 3 and no other Options are exercised. This represents a decrease in its relevant interest from 50.6% to 26.3%;

(c) Taurus currently has a relevant interest in 22,376,309 Shares and 6,875,000 Options. Subsequent to the issue of the Shares and Options as contemplated under Resolution 3 and 4, Taurus will have a relevant interest in 34,376,309 Shares and 6,875,000 Options (assuming it is allotted and issued the full 12,000,000 Shares under the Capital Raising);

(d) Taurus does not have any relevant associates in the context of Section 611 of the Corporations Act that hold Shares or Options;

(e) the proposed capital structure of the Company following completion of all the transactions the subject of this notice is set out in Section 1.6 of this Explanatory Statement;

(f) if Shareholders approve Resolution 6, Taurus intends to continue the operations of the Company and in particular:

  (i) has no intention to change the business of the Company other than as indicated throughout this Notice;

  (ii) has no intention to inject further capital into the Company unless acquisition opportunities arise;

  (iii) has no intention to alter the conditions of any of the present employees;

  (iv) it is not proposing that any property will be transferred between the Company and Taurus or any person associated with Taurus;

  (v) it has no intention to otherwise redeploy the fixed assets of the Company other than to liquidate unnecessary chattels; and

  (vi) it has no intention of changing significantly financial or dividend policies of the Company; and

(c) no Director has an interest in the outcome of the proposed Resolution other than as a Shareholder in the Company.

2.6.3 Directors' Recommendations and Risks

The Directors do not have any material personal interest in the outcome of Resolution 6. Based on the information available, the independent Directors consider that the placement of Shares to Taurus is in the best interests of the Company as it provides certainty for the Capital Raising and recommends that Shareholders vote in favour of Resolution 6. The Directors have approved the proposal to put Resolution 6 to Shareholders.

2.6.4 Independent Expert's Report

The Independent Expert's Report prepared by Grant Thornton Corporate Finance and annexed to this Explanatory Statement sets out a detailed examination of Resolution 6 to enable Shareholders to assess the merits and decide whether to approve the Resolution.

To the extent that it is appropriate, the Independent Expert's Report sets out further information with respect to the placement of Shares pursuant to Resolution 6 and concludes that the Resolution is fair and reasonable to the non-associated Shareholders of the Company.

Shareholders are urged to carefully read the Independent Expert's Report to understand the scope of the report, the methodology of the valuation and sources of information and assumptions made.

2.6.5 ASX Listing Rule 7.1

A summary of ASX Listing Rule 7.1 is set out in Section 2.7.1.

ASX Listing Rule 7.3 requires the following information be provided to Shareholders for the purposes of obtaining Shareholder approval pursuant to ASX Listing Rule 7.1 for the issue of up to 12,000,000 Shares to Taurus under the Capital Raising pursuant to Resolution 6:

(a) the maximum number of Shares to be issued is 12,000,000;

(a) the Shares will be issued to Taurus or its nominees;

(b) the Shares will be issued no later than 3 months after the date of this meeting (or a such later date as is granted by any ASX waiver or modification to the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(c) the Shares will be issued for at an issue price of not less than 80% of the average market price of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the date this Prospectus is signed;

(d) the Shares will rank equally with all existing Shares on issue; and

(e) the funds raised will be used as set out in Section 2.4.

2.6.6 Chapter 2E of the Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a "financial benefit" to a "related party" unless one of the exceptions to Section 208 apply or shareholders have in general meeting approved the giving of that financial benefit to the related party.

The Directors have considered the issue and are of the view that Taurus is not a "related party" of the Company by virtue of the fact that Taurus is a nominee company. In addition, the Board is of the view that the arrangement between Taurus and the Company was negotiated on an arm's length basis and is on terms that are reasonable in the circumstances. Accordingly, the Board has determined not to seek Shareholder approval under Section 208 of the Corporations Act for the purposes of Resolution 6.

2.7 Resolution 7 – Issue of Options – Share Purchase Plan

2.7.1 Background

The Company recently announced its intention to implement a Share Purchase Plan (**SPP**). Under the SPP, eligible Shareholders will be given the opportunity to purchase up to $2,500 worth of Shares at a small discount to the prevailing market price of Shares. The maximum number of Shares to be issued under the SPP is 5,000,000.

It is proposed that for each Share allotted and issued under the SPP, applicants will receive one (1) free unlisted option exercisable at $1.40 on or before 30 August 2009 (**Option**).

2.7.2 ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities, or other securities with rights of conversion to equity (such as an option), if the number of those securities exceeds 15% of the total ordinary securities on issue at the commencement of that 12 month period.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting.

The SPP contemplates the issue of Options to participating Shareholders. Accordingly, Shareholder approval is being sought in accordance with ASX Listing Rule 7.1 in order to issue Options under the SPP.

ASX Listing Rule 7.3 requires that the following information be provided to Shareholders for the purposes of obtaining Shareholder approval pursuant to ASX Listing Rule 7.1:

(a) the maximum number of securities to be issued by the Company is 5,000,000 Options;

(b) the allottees of the Options will be the Shareholders who elect to participate in the SPP;

(c) the Options will be issued no later than 3 months after the date of the General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

(d) the Options issued will be issued on the material terms set out in Section 2.7.3; and

(e) the Company will not be raising any funds from the issue of the Options.

2.7.3 Terms and Conditions of Options

Each Option will entitle the holder to subscribe for one Share in the Company on the following terms:

(a) the Options may be exercisable at any time prior to 5.00pm EST on 30 August 2009 (**Expiry Date**). Options not exercised on or before the Expiry Date will automatically lapse;

(b) the exercise price of each Option is $1.40;

(c) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to 5:00pm EST on the Expiry Date;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted Official Quotation. The Options will not be listed on ASX;

(e) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(f) there will be no participating entitlement inherent in the Options to participate in the new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holder of Options will be notified by the Company in accordance with the requirements of the ASX Listing Rules;

(g) in the event the Company proceeds with a pro rata issue (except a bonus issue) of securities to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(h) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an Option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(i) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

2.8 Resolution 8 – Adoption of Incentive Option Scheme

Resolution 8 seeks the approval of Shareholders for the adoption of an incentive option scheme (**Scheme**). Resolution 8 is placed before Shareholders in accordance with Exception 9 of Listing Rule 7.2. If Resolution 8 is passed, the Company will be able to issue options under the Scheme without impacting on the Company's ability to issue up to 15% of its total ordinary securities without shareholder approval in any 12 month period.

Shareholders should note that no options have previously been issued under this Scheme and the objective of the Scheme is to attract, motivate and retain key employees.

It is considered by the Directors that the adoption of the Scheme and the future grant of options under the Scheme will provide selected employees with the opportunity to participate in the future growth of the Company.

A summary of the terms and conditions of the Scheme is set out below:

Introduction

The Scheme is designed to provide eligible participants with an ownership interest in the Company and to provide additional incentives for eligible participants to increase profitability and returns to Shareholders.

The summary of the Scheme is set out below for the information of potential investors in the Company. The detailed terms and conditions of the Scheme may be obtained free of charge by contacting the Company.

General

The Board may from time to time, in its absolute discretion, offer to grant options to eligible participants under the Scheme.

Each option will be issued for no consideration and will carry the right in favour of the option holder to subscribe for one (1) Share in the capital of the Company.

The Board may determine the exercise price of the options in its absolute discretion. Subject to the Listing Rules, the exercise price may be nil but to the extent the Listing Rules specify or require a minimum price, the exercise price in respect of an offer made following the day on which Shares are first quoted on the Official List must not be less than any minimum price specified in the Listing Rules.

Eligible Participants

Full time employees, part time employees, Directors and consultants of the Company or an associated body corporate (the **Group**) are eligible to participate in the Scheme.

Lapse of Options

Unless the Board in its absolute discretion determines otherwise, options shall lapse immediately if:

(a) the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever and the conditions of exercise of the options (**Exercise Conditions**) have not been met;

(b) the Exercise Conditions of the options are unable to be met;

(c) the date which is 2 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant of the option (**Lapsing Date**) has passed; or

(d) the expiry of 60 days after the eligible participant ceases to be an employee or director of, or to render services to, a member of the Group for any reason whatsoever prior to the Lapsing Date where the Exercise Conditions have been met,

whichever is earlier.

Participation in Future Issues

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

If the Company makes a pro rata issue of securities (except a bonus issue) to the holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced in accordance with the formula in the Listing Rules.

In the event of a bonus issue of Shares being made pro-rata to Shareholders (other than an issue in lieu of dividends), the number of Shares issued on exercise of each option will include the number of bonus Shares that would have been issued if the option had been exercised prior to the record date for the bonus issue. No adjustment will be made to the exercise price per Share of the option.

Reorganisation

The terms upon which options will be granted will not prevent them being reorganised as required by the Listing Rules on the reorganisation of the capital of the Company.

Trigger Events

Upon the occurrence of certain trigger events (for example the receipt by the Company of a bidder's statement in respect of the Company), the Directors may determine:

(a) that the options may be exercised at any time from the date of such determination, and in any number until the date determined by the Directors acting bona fide so as to permit the holder to participate in any change of control arising from a trigger event, provided that the Directors will forthwith advise in writing each holder of such determination. Thereafter, the options shall lapse to the extent they have not been exercised; or

(b) to use their reasonable endeavours to procure that an offer is made to holders of options on like terms (having regard to the nature and value of the options) to the terms proposed under the trigger event in which case the Directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

2.9 Resolution 9 – Ratification of Issue of Shares

2.9.1 Background

The Company recently made a placement of 5,592,000 Shares at an issue price of $0.90 per Share to various clients of Crosby Capital Limited, a Hong Kong and London based investment bank which specialises in the resource and energy sector.

2.9.2 ASX Listing Rules

ASX Listing Rule 7.1 requires that a listed company obtain shareholder approval prior to the issue of securities representing more than 15% of the issued capital of that company in any 12 month period.

ASX Listing Rule 7.4.2 sets out an exception to ASX Listing Rule 7.1. This rule provides that where a company in general meeting ratifies the previous issue of securities made without approval under ASX Listing Rule 7.1, those securities shall be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

Shareholder ratification for the issue of 5,592,000 Shares to various institutional investors is now sought pursuant to ASX Listing Rule 7.4 to reinstate the Company's capacity to issue up to 15% of its issued capital, if required, in the next 12 months without shareholder approval.

Outlined below is the information required to be provided to Shareholders for the purpose of obtaining shareholder approval pursuant to ASX Listing Rule 7.4:

(a) the number of Shares allotted and issued was 5,592,000;

(b) the Shares were issued for $0.90 each;

(c) the terms and conditions of the Shares allotted and issued are identical to the Company's existing Shares;

(d) the allottees of the Shares were clients of Crosby Capital Limited. None of the allottees are related parties or associates of the Company; and

(e) the funds raised from the issue of the Shares, being $5,032,800, will be used as follows:

(i)	Payment of deposit under Share Sale Agreement	$ 500,000
(ii)	Feasibility Study – Bayan project	$1,500,000
(iii)	Sales and Development costs	$1,500,000
(iv)	Working capital	$1,532,800
Total		**$5,032,800**

P

GLOSSARY

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Capital Raising means the proposed issue by the Company of up to 35,000,000 Shares under the Prospectus, as contemplated by Resolution 4.

Company and **Amerod** means Amerod Resources Limited (ABN 62 071 527 083).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

EST means Eastern Standard Time.

Explanatory Statement means the explanatory statement to the Memorandum.

General Meeting means the meeting convened by the Notice.

Independent Expert's Report means the independent expert's report prepared by Grant Thornton Corporate Finance which forms part of this Memorandum.

Memorandum means this information memorandum.

Notice means the notice of meeting which forms part of this Memorandum.

Official List means the official list of ASX.

Prospectus means the prospectus to be issued by the Company for the purposes of the Capital Raising.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Share Sale Agreement means the share sale agreement entered into between the Company, White Energy and the shareholders in White Energy to implement the Transaction, on the material terms set out in Section 1.4 of the Explanatory Statement.

Shareholder means a holder of a Share.

Transaction means the acquisition by the Company of 100% of the issued capital of White Energy, in accordance with the details set out in Section 1 of the Explanatory Statement.

White Energy means White Energy Technology Limited (ABN 62 114 203 904).

SCHEDULE 1 - PRO-FORMA STATEMENT OF FINANCIAL POSITION AS AT 31 MARCH 2006

	Unaudited as at 31 March 2006				
	Amerod	White	Acquisition Consideration	Placement	Proforma
	$	$	$	$	$
ASSETS					
Current assets					
Cash	2,876,691	83,459	(3,600,000)	4,582,800	3,942,950
Receivables	1,771	74,561	-	-	76,332
Other financial assets	250,000	(250,000)	-	-	-
Total current assets	**3,128,462**	**(91,980)**	**(3,600,000)**	**4,582,800**	**4,019,282**
Non current assets					
Exploration assets	2,233,157	-	-	-	2,233,157
Goodwill on acquisition	-	-	50,869,833	-	50,869,833
Property plant and equipment	7,809	-	-	-	7,809
Total non current assets	**2,240,966**	**-**	**50,869,833**	**-**	**53,110,800**
Total assets	**5,369,428**	**(91,980)**	**47,269,833**	**4,582,800**	**57,130,082**
LIABILITIES					
Current liabilities					
Payables	240,785	684,327	-	-	925,112
Total current liabilities	**240,785**	**684,327**	**-**	**-**	**925,112**
Non current liabilities					
Payables	-	-	-	-	-
Loans	-	207,813	-	-	207,813
Total non current liabilities	**-**	**207,813**	**-**	**-**	**207,813**
Total liabilities	**240,785**	**892,140**	**-**	**-**	**1,132,925**
Net Assets	**5,128,644**	**(984,119)**	**47,269,833**	**4,582,800**	**55,997,158**
EQUITY					
Contributed equity	60,274,309	1,000	46,284,714	4,582,800	111,142,823
Reserves	270,000	-	-	-	270,000
Accumulated losses	(55,415,666)	(985,119)	985,119	-	(55,415,666)
Net equity	**5,128,644**	**(984,119)**	**47,269,833**	**4,582,800**	**55,997,158**

Assumptions

1. Unaudited Amerod Group balance sheet as at 31 March 2006

2. Unaudited White Energy Group balance sheet as at 31 March 2006

3. Cash payment of $0.5m deposit on signing the Share Sale Agreement and balance of $3.1 million

4. Issue of 51,428,571 Shares at $0.90 each and $3.6m payment as consideration for purchase of White Energy under the Share Sale Agreement

5. Placement of 5,592,000 Shares at $0.90 each

6. Costs of placement and a further $100,000 in fees associates with the acquisition of White Energy

7. As the final price of the Capital Raising is yet to be decided, the proforma Balance Sheet does not incorporate the funds raised from the issue of the 35,000,000 Shares (as outlined in the Notice) nor the costs associated with the Capital Raising. The costs will comprise fees for brokerage, advisers and other out of pocket expenses at normal commercial terms. Set out below is a table summarising the gross amount before costs that will be raised at various issue prices:

Share Price	Gross Amount Raised
$0.90	$31,500,000
$1.00	$35,000,000
$1.10	$38,500,000
$1.20	$42,000,000
$1.30	$45,500,000

SCHEDULE 2 – WHITE ENERGY SHAREHOLDERS

Shareholders	White Energy Shares	Amerod Shares to be issued under Resolution 3	Cash AUS$
Gaffwick Pty Ltd	25,500	13,114,286	918,000
Ganra Pty Ltd	25,500	13,114,286	918,000
Riverbend Investments Pty Ltd	4,667	2,400,171	168,012
Sanjur Pty Ltd	4,666	2,399,657	167,976
Whittaker Custodians Pty Ltd	4,667	2,400,171	168,012
Bimosa Pty Ltd	12,750	6,557,143	459,000
Greenworth Pty Ltd	8,500	4,371,429	306,000
Langley Investments Pty Ltd	6,875	3,535,714	247,500
Clark Services Australia Pty Ltd	6,875	3,535,714	247,500
Total	100,000	51,428,571	3,600,000

Refer to separate document.

PROXY FORM

APPOINTMENT OF PROXY
AMEROD RESOURCES LIMITED
ABN 62 071 527 083

GENERAL MEETING

I/We [ ]

being a Member of Amerod Resources Limited entitled to attend and vote at the Meeting, hereby

Appoint [ ]

Name of proxy

OR

☐ Mark this box if you wish to appoint the Chairman of the Meeting as your proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at Hunter Bay Partners, Level 5, Grafton Bond Building, 201 Kent Street, Sydney, New South Wales, on 28 June 2006 at 9:00am (EST) and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Change of Activities	☐	☐	☐
Resolution 2	Change of Name	☐	☐	☐
Resolution 3	Issue of securities for the acquisition of White Energy Technology Limited	☐	☐	☐
Resolution 4	Allotment and Issue of Shares – Capital Raising	☐	☐	☐
Resolution 5	Participation of Directors in the Capital Raising	☐	☐	☐
Resolution 6	Participation of Taurus in the Capital Raising	☐	☐	☐
Resolution 7	Issue of Options – Share Purchase Plan	☐	☐	☐
Resolution 8	Adoption of Incentive Option Scheme	☐	☐	☐
Resolution 9	Ratification of Issue of Shares	☐	☐	☐

OR

In relation to the Resolutions, if the Chairman is to be your proxy and you do **not** wish to direct your proxy how to vote on these Resolutions, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on the Resolutions and your votes will not be counted in computing the required majority if a poll is called on these Resolutions. The Chairman intends to vote in favour of these Resolutions.

IF THE CHAIRMAN IS TO BE YOUR PROXY IN RELATION TO THE RESOLUTIONS YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY IN RELATION TO THE RESOLUTIONS WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is ________%

Signed this day of 2006

By:

Individuals and joint holders	**Companies (affix common seal if appropriate)**
Signature	Director
Signature	Director/Company Secretary
Signature	Sole Director and Sole Company Secretary

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

Instructions for Completing 'Appointment of Proxy' Form

1. A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the Proxy Form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - 2 directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a Proxy Form will not prevent individual shareholders from attending the Meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

5. Where a Proxy Form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

12 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

Amerod Resources Limited
Notice under Section 708A

Amerod Resources Limited (**Company**) issued 5,592,000 shares pursuant to an offer made to sophisticated investors and professional investors (as described in Section 708 of the Corporations Act) on 12 May 2006. The securities are part of a class of securities quoted on the Australian Stock Exchange Limited (**ASX**).

The Company gives this notice pursuant to Section 708A(5) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:
(a) The provisions of Chapter 2M of the Corporations Act; and
(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

DAVID FRANKS
Company Secretary
Amerod Resources Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Amerod Resources Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of last notice	12th September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Techpacific.Com Digital Limited (substantial shareholder and non executive Chairman) : 523,528 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific.Com Digital Limited and director of Crosby Investment Holdings Limited) : 100,000 shares
Date of change	12th May 2006
No. of securities held prior to change	Indirect : 523,528 Ordinary Shares
Class	Ordinary shares
Number acquired	Indirect : 100,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Indirect : $90,000
No. of securities held after change	Indirect: 623,528 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities further to placement announced to ASX on 13 April 2006 and Appendix 3B dated 12 May 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 75,000 ORDINARY SHARES (II) 5,592,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES
5	Issue price or consideration	(I) $0.25 PER ORDINARY SHARE, TOTALLING $18,750 (II) $0.90 PER ORDINARY SHARE, TOTALLING $5,032,800
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 27/4/06 FUNDS USED FOR WORKING CAPITAL PURPOSES (II) PLACEMENT FURTHER TO ANNOUNCEMENT MADE TO ASX ON 13 APRIL 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 MAY 06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	33,390,477	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		8,547,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed... Date: 12 MAY 2006.
Director

Print name: John Atkinson

== == == == ==

+ See chapter 19 for defined terms.

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

12 May 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

Amerod Resources Limited
Successful Placement by Crosby Capital Limited – Listing Rule 7.1

Further to the Company's announcement on 13 April 2006, Crosby Capital Limited, a Hong Kong and London based investment bank who specialise in the resource and energy sectors, was appointed by Amerod to raise a total of $25 million in two tranches of $5 million and $20 million respectively.

The first tranche of $5m was being undertaken via a placement under Listing Rule 7.1. The Company is pleased to announce that 5,592,000 shares have been placed by Crosby Capital Limited at $0.90 per share, raising a total of $5,032,800.

The second tranche of $20 million is being raised through the issue of a prospectus, subject to shareholder approval. The prospectus, the share purchase plan and the notice of extraordinary general meeting as outlined in the 13 April 2006 announcement are currently being prepared.

Yours faithfully

DAVID FRANKS
Company Secretary
Amerod Resources Limited

For Further Information Call:

David Franks
Amerod Resources Limited
(02) 9419 2966

AMEROD

RESOURCES LIMITED

Appendix 5B
Mining Exploration Entity Quarterly Report



Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney NSW 2000

Amerod Resources Ltd
Level 6, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

Summary of Activity

A summary of activity for Amerod Resources Limited ("Amerod") during the quarter ended 31 March 2006 is outlined below.

1) Coal Initiative: Final Terms for WETL Acquisition Agreed and Initial $5M Capital Raising Closes Early (Fully Subscribed)

Amerod reached agreement with the shareholders of White Energy Technology Limited (Whites) on the final terms of the sale and purchase of the coal technology. Amerod and the shareholders of Whites have signed a Sale and Purchase Agreement whereby Amerod will acquire 100% of the issued share capital of Whites, which wholly owns the companies which develop, manage and hold the exclusive licence to the patented coal technology.

For specific details of the terms of the Whites acquisition and for details of the proposed capital raising exercise related thereto, please refer to the Company's announcements dated 13 April and 18 April respectively.

A Notice of Meeting dealing with all relevant issues is currently being prepared and will include an independent experts report and an explanatory memorandum. These materials will be distributed to shareholders as soon as practically possible.

2) Nickel Exploration (Western Australia):

Highlights

Additional results of geochemical programmes from the Glen Ayle project have confirmed the presence of gold geochemical and magnetic targets with characteristics similar to certain South African PGM-gold deposits.

Field checking of soil anomalies at Mt Mundy has confirmed the veracity of a gold target in the north of the project. Two exploration licenses were granted at the Bridgetown project.

Further field work has been planned at the Company's projects during the June 2006 quarter which are expected to define targets for drilling later in the current field season.

Mt Mundy (Amerod 100%)

Field checking of soil anomalies generated from a magnetic-lag surface geochemistry programme completed during the previous quarter indicated that one of the gold anomalies was worth following up in detail with further infill sampling and geological mapping. Follow up field work has been scheduled for the June 2006 quarter.

Glen Ayle (Amerod 100%)

Results from further surface magnetic-lag geochemical sampling on the previously defined anomalies within E69/1963 were received. Analysis of these results confirms the presence of an anomalous area of gold and associated pathfinder elements. These results confirm that the defined geophysical-geochemical targets have potential to host Platinum Group Metal and gold mineralisation within magnetite-rich layers of the dolerite dykes similar to deposits found within the Stella layered intrusion in South Africa.

To that end, additional work including further sampling and ground magnetic survey is currently being planned in order to define targets for drilling.

Bridgetown (Amerod 100%) and Nanutarra (Amerod earning 60%)

The first two Exploration Licences (E70/2723 and E70/2724) at Bridgetown were granted on 2nd February 2006. This paves the way for a planned programme of stream and soil geochemical sampling to be carried out during the June 2006 quarter.

At Nanutarra the extension for EL08/1162 was granted on 27th February 2006 for one year.

For further information please contact:

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Amerod Resources Limited

ABN	Quarter ended ("current quarter")
62 071 527 083	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (43)	(a) (191)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (5)	(d) (27)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	38	131
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(171)	(577)
	Net Operating Cash Flows	(181)	(664)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c) other fixed assets	(c) Nil	(c) (5)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	Nil
	Net investing cash flows	Nil	(5)
1.13	Total operating and investing cash flows (carried forward)	(181)	(669)

1.13	Total operating and investing cash flows (brought forward)	(181)	(669)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	39	619
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	(22)
	Net financing cash flows	39	597
	Net increase (decrease) in cash held	(142)	(72)
1.20	Cash at beginning of quarter/year to date	3,019	2,949
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,877	2,877

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	34
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Section 1.14 : Capital raised in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005. The balance of $118,750 is from the exercise of options, being $6,250 in the September 2005 quarter , $73,750 in the December 2005 quarter and $38,750 in the March 2006 quarter.

Section 1.19 : Brokerage / Capital raising costs in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	150
4.2	Development	Nil
	Total	**150**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	2,877	3,019
5.2	Deposits at call		
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,877	3,019

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 38,333,477 (a) 155,000 (b) N/A Closing 38,488,477	Opening 27,503,477 (a) 155,000 (b) N/A Closing 27,658,477 Noting that 10,830,000 held in escrow for 24 months	$0.25	$0.25
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

				Exercise price	Expiry date
7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Opening 15,687,000 (b) Performance Options - Opening 6,000,000 (c) Performance Options - Opening 6,000,000	(a) 8,687,000 noting 7,000,000 in escrow for 24 months (b) 0 noting 6,000,000 in escrow for 24 months (c) 0 noting 6,000,000 in escrow for 24 months	(a) 25 cents (b) 25 cents (c) 40 cents	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.8	Issued during quarter	N/A	N/A	N/A	N/A
7.9	Exercised during quarter	(a) 155,000 (b) Nil (c) Nil	(a) 155,000 (b) Nil (c) Nil	(a) 25 cents (b) N/A (c) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 28 April 2006
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

+ See chapter 19 for defined terms.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	530,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25 PER ORDINARY SHARE, TOTALLING $132,500
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISING OF "30 NOVEMBER 2008" OPTIONS FROM 27/9/05 TO 10/4/06 FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 SEPTEMBER 05 TO 10 APRIL 06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	27,723,477	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		8,622,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 20 APRIL 2006.
Company secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

19 April 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

Capital raising update

We refer to our announcement on Thursday 13 April 2006 where the Company advised that it had appointed Crosby Capital to assist the Company with its capital raising program. The initial amount being raised is $5 million through a private placement to clients of Crosby.

In the announcement it was indicated that commitments regarding the capital raising would take approximately 2 weeks to finalise. Crosby Capital have advised that demand for the placement has been significant and that they now have closed off the capital raising exercise for the initial $5 million tranche fixing the placement price at $0.90 per share.

Formal documentation regarding finalisation of all commitments will be signed in the next few days with proceeds being received by the Company in early May.

Yours Sincerely

D J Franks

DAVID FRANKS
Company Secretary
Amerod Resources Limited

For Further Information Call:

John Atkinson	Tim Allerton
Amerod Resources	City PR
(02) 9251 1311	(02) 9267 4511

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

18 April 2006

Amerod Resources Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Amerod Resources Limited (the "Company") will be lifted immediately, following the receipt of an announcement providing details of the Company's proposed new strategic direction.

Security Code: ARZ

Brendan O'Hara
Manager, Issuers (Perth)

0294192944

ARZ

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

18 April 2006

Ms. Narissa Taylor
ASX Listing Officer
The Australian Stock Exchange Limited
Exchange Plaza, 2 The Esplanade
Perth WA 6000

By Facsimile: 08 9221 2020

Dear Narissa,

AMEROD RESOURCES LIMITED – RELEASE FROM VOLUNTARY SUSPENSION AND REINSTATEMENT OF SECURITIES

The Company requests the release from its voluntary suspension and the reinstatement of the Company's securities from the commencement of trading on Wednesday 19 April 2006.

The Company is not aware of any reason why the voluntary suspension should not be released.

Thank you for your assistance.

Yours faithfully,

David Franks
Company Secretary – Amerod Resources Limited

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

12 April 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

Amerod finalises acquisition terms of coal technology; Details of independent valuation; Crosby Capital appointed for capital raising

Acquisition of Coal Technology

Amerod Resources Limited (**Amerod**) is pleased to announce it has reached agreement with the shareholders of White Energy Technology Limited (Whites) on the final terms of the sale and purchase of the coal technology.

Following on from the Heads of Agreement signed in June 2005 (HOA), Amerod and the shareholders of Whites have today signed a Sale and Purchase Agreement whereby Amerod will acquire 100% of the issued share capital of Whites, which wholly owns the companies which develop, manage and hold the exclusive licence to the patented coal technology.

As previously disclosed at the time of signing the HOA, two directors of Amerod, John McGuigan and John Atkinson, have a minority shareholding interest in Whites and accordingly distanced themselves from negotiating the sale and purchase terms with Whites and abstained from voting on the resolutions authorizing Amerod to enter into the Sale and Purchase Agreement. In this regard, Amerod appointed Arthur Phillip to assist the Company and the independent director with finalizing all negotiations and contracts to acquire Whites.

The terms of the HOA provided for an indicative valuation of the technology and established the fundamental terms of the transaction. The process of moving the transaction through to completion under the HOA was dependent on the completion of mutual due diligence which included Amerod obtaining an independent report on the value of the technology; the receipt of an independent technical review of the technology; and the negotiation of all definitive documents. In addition, an extension of the HOA was negotiated in November 2005 with a view to ensuring that any exercise of the converting note would be done in circumstances where Amerod was confident that Whites commercial negotiations with various potential partners relating to the exploitation of the technology was at an advanced stage.

Dealing with each of these issues in turn:

Details of Independent Expert Valuation

Following the signing of the HOA and the extension agreement in November 2005, Amerod commissioned Grant Thornton as Independent Expert in relation to the proposed transaction which included an independent valuation of Whites. The Grant Thornton independent valuation provided two methodologies for valuing the technology:

- A discounted cash flow analysis based on anticipated financial results from the commercial exploitation of the technology from the transactions Whites currently has under formal negotiation. This resulted in a valuation range of $68.5 million to $77.2 million.

- A comparable companies valuation with companies operating in similar fields which used a basket of companies to compare and value Whites. This resulted in a valuation range of between $68.0 million and $115.9 million.

Combining these valuation methods, Grant Thornton formally valued Whites and its related companies and technologies at a preferred indicative value range of A$68.0 million – A$77.2 million. An extract of this valuation is attached.

Of particular interest in the valuation of Whites was a positive comparison to KFx Inc., a company listed on the American Stock Exchange. KFx operates in a very similar if not the same market space as Whites. It has built a 750,000 tonne pilot plant but does not appear to be pursuing joint venture arrangements similar to Whites. Interestingly the companies appear to have processed a similar amount of coal through their respective demonstration plants. KFx currently has a market capitalization of approximately US$1.45 billion or AUD$2 billion.

Details of Technology Review

As announced in November 2005, Amerod has examined the legal title to the technology and confirmed title. In addition, Sinclair Knight Merz were engaged to conduct a review of the technology, in particular focusing on the following key areas:

- Assessing the validity of the technology.

- Assessing the technology risk and its implications.

- Confirming the technology does what it purports to do.

- Reviewing production rates and scalability.

- Reviewing roll life and maintenance requirements.

- Assessing the stabilisation of the briquettes, in particular with regards to its susceptibility to spontaneously combust.

Sinclair Knight Merz concluded that:

- The technology will convert a wide range of sub-bituminous coals into briquettes with moisture content around 10% and with mechanical characteristics suitable for transportation and storage.

- While the technology is currently utilised in a pilot plant, there is no in principle problem with scaling up the technology, but some further development is required.

- Roll replacement costs are a significant cost of production, but further development and larger production quantities are expected to reduce this cost significantly.

- All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but again, final confirmation is needed once greater production volumes are available.

Status of Commercial Exploitation of the Technology

In relation to the commercial development and market acceptance of the technology there have been significant advances made. As previously announced to shareholders, Amerod negotiated an extension of its option period with a view to ensuring that any exercise of the option would be done in circumstances where Amerod was confident that Whites continuing commercial negotiations with various potential partners relating to the exploitation of the coal technology was at an advanced stage.

This has now occurred with the signing of two more heads of agreements with PT Bayan Resources (Indonesia's eighth largest coal producer) and Itochu Corporation respectively, regarding joint ventures to commercially exploit the coal technology. Negotiations of definitive documentation regarding these potential joint ventures are nearing completion.

As previously announced, a heads of agreement with Datang International Power has also been signed. Further meetings are scheduled with Datang International Power in China later this month to progress negotiations.

Additional commercial development – in principle US$100 million Offtake arrangement

Importantly, as regards the PT Bayan joint venture negotiations, Whites have reached an in principle agreement with PT Bayan Resources whereby PT Bayan will acquire US$100 million of upgraded coal from the Whites/PT Bayan joint venture in Indonesia over the first 5 years of the joint venture. Under the terms of this arrangement, upgraded coal pricing has been fixed to a base price and delivery, sampling and variation schedules agreed. Amerod will provide further details of these arrangements on completion of the negotiations and signing of the final documentation.

Completion of Mutual Due Diligence – Key Terms of Transaction

Amerod is pleased to confirm that mutual due diligence has now been completed satisfactorily and Amerod has agreed to acquire Whites and thereby the exclusive licence to the coal technology.

The key terms of the proposed transaction and the Sale and Purchase Agreement are:

- Amerod will change its name to White Energy Limited.

- Mr Travers Duncan, the major shareholder and Chairman of Whites, will become a Director of the Company. Mr John McGuigan will remain on the Board in his capacity as Chairman, John Atkinson will remain on the Board in his capacity as an Executive Director and Ilyas Khan will remain on the Board as a non-executive independent director.

- At the time of entering into the converting option agreement it was thought that the share and cash consideration Amerod would need to pay for 100% ownership of the companies controlling the coal technology would be to issue such number of shares (approximately 50 million) that would make the shareholders of Whites clearly the majority shareholder of Amerod and pay $3.6 to $4 million in cash. However, given the difficulties associated with attributing a value to the technology prior to Amerod conducting its due diligence and receiving an independent report on the value of the technology, the HOA provided that the determination of the final pricing was dependent upon completing due diligence. This process is now concluded and the consideration Amerod will pay for Whites has been agreed as follows:

  (i) Amerod will issue the shareholders of Whites 51,428,571 ordinary shares in Amerod (using an Amerod share price of $0.90 cents per share); and

  (ii) Amerod will pay the shareholders of Whites cash consideration equal to A$3.6 million.

- On signing the Sale and Purchase Agreement, Amerod paid a deposit of $500,000 (half of which is non-refundable) and the shareholders of Whites have agreed to extend the date for completion of the various transactions and conditions contemplated under the agreement (including Amerod obtaining the approval of its shareholders at an extraordinary general meeting) until 31 August 2006.

- The transaction is subject to all relevant regulatory and shareholder approvals being obtained.

ASX has advised Amerod that it will need to obtain shareholder approval in accordance with Chapter 11 of the ASX Listing Rules (change in nature and scale of activities) and also re-comply with Chapters 1 and 2 of the ASX Listing Rules (being those provisions that would otherwise apply to a company applying for a new listing) in order to complete the acquisition of Whites. This will involve Amerod issuing a prospectus and completing a capital raising. The prospectus to be issued by Amerod will include an independent report on the coal technology.

Crosby Capital appointed to effect a capital raising of A$25 million

Crosby Capital Limited, a Hong Kong and London based investment bank who specialize in the resource and energy sectors, has been appointed by Amerod to raise a total of $25 million in two tranches of $5 million and $20 million respectively.

Meetings with prospective investors are scheduled over the next few days with commitments expected within the next two weeks.

Investors who participate in the initial placement of $5 million will be offered a first right to participate in the second tranche of $20 million. Where required, the raisings will be subject to shareholder approval with appropriate resolutions being put to shareholders for determination at the EGM. It is envisaged that this second raising will be effected within 3 months of the EGM.

Pro Forma Balance Sheet

A pro forma balance sheet of Amerod after completion of the acquisition of Whites but prior to the proposed capital raising is set out below:

Pro forma Balance Sheet
Based on balance sheets
As at 31 December 2005

	ARZ at 31 Dec 2005	**White**	**Share issue**	**Proforma**
Cash	3,018,510	83,459	(500,000)	2,601,969
Receivables	1,771	74,561		76,332
Other financial assets	250,000	(250,000)		0
Total current assets	3,270,281	(91,980)	(500,000)	2,678,301
Exploration assets	2,201,818			2,201,818
Goodwill on acquisition			49,884,714	49,884,714
Property plant and equipment	7,809			7,809
Total non-current assets	2,209,627	0	49,884,714	52,094,341
Total Assets	5,479,908	(91,980)	49,384,714	54,772,642
LIABILITIES				
Current liabilities				
Payables	58,313	614,327	3,100,000	3,772,640
Total current liabilities	58,313	614,327	3,100,000	3,772,640
Non current liabilities				
Payables		207,813		207,813
Total non-current liabilities	0	207,813	0	207,813
Total liabilities	58,313	822,140	3,100,000	3,980,453
Net Assets	5,421,595	(914,120)	46,284,714	50,792,189
Equity				
Contributed equity	60,235,559	1,000	46,284,714	106,521,273
Reserves	270,000	(755,394)		(485,394)
Accumulated losses	(55,083,964)	(159,726)		(55,243,690)
Net equity	5,421,595	(914,120)	46,284,714	50,792,189

Pro Forma Capital Structure

The pro forma capital structure of Amerod after the acquisition of Whites but prior to the proposed capital raising is set out below:

Proforma Capital Structure

Ordinary Shares	**No**
Shares as at 31 December 2005	38,333,477
Issue of shares to acquire Whites	51,428,571
	89,762,048

Note: The terms in respect of the following proposed capital raisings are yet to be finalised:

1. Proposed capital raising of $5 million.
2. Proposed capital raising of $20 million.

Options – as at 31 December 2005

Options expiring on 30 November 2008, at an issue price of 25c	15,842,000
Options expiring on 30 November 2008, at an issue price of 25c	6,000,000
Options expiring on 30 November 2008, at an issue price of 40c	6,000,000

Share Purchase Plan

Simultaneously with the issue of the EGM materials to shareholders, Amerod will provide details of a share purchase plan for shareholders where they will be given the opportunity to acquire additional ordinary shares in Amerod.

Indicative Timetable

The indicative timetable for the acquisition of Whites and the proposed capital raising is set out below:

Dispatch Notice of Meeting	12 May 2006
Issue Prospectus	12 May 2006
Dispatch Share Purchase Plan	12 May 2006
Close Share Purchase Plan	26 May 2006
Shares Suspended from Trading	12 June 2006
Close Prospectus	12 June 2006
Shareholders Meeting	13 June 2006
Issue Shares under Prospectus	16 June 2006
Dispatch Date	19 June 2006
Complete acquisition of Whites	20 June 2006
ASX Trading resumes	22 June 2006

Please note the above dates are indicative only and may be varied by Amerod without notice.

A Notice of Meeting dealing with all relevant issues is currently being prepared and will include an independent experts report and an explanatory memorandum. These materials will be distributed to shareholders as soon as practically possible.

For Further Information Call:

John Atkinson
Amerod Resources
(02) 9251 1311

Tim Allerton
City PR
(02) 9267 4511

Grant Thornton

Amerod Resources Limited

Independent valuation assessment of BCBC

April 2006

Grant Thornton Corporate Finance

Grant Thornton

Independent Director
Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent St
Sydney NSW 2000

12 April 2006

Dear Sir

AMEROD RESOURCES LIMITED ("Amerod")

We have pleasure enclosing our independent valuation assessment of The Binderless Coal Briquetting Company ("BCBC") in accordance with our engagement letter. We note that extracts of this report will form part of an independent expert report to be included in the Notice of Meeting and Explanatory Memorandum that will be dispatched to the Shareholders of Amerod in accordance with the Corporation Act (2001) and ASX Listing Rules.

As set out on page 5 of this report, we have assessed the value of BCBC between $68.0 million and $77.2 million.

We note that our assessment of BCBC have been based on the current Head of Agreements executed by BCBC with certain coal producers. The valuation assessment of BCBC that will form part of our Independent Expert Report may be subject to changes in accordance with any announcements made by Amerod subsequent to 12 April and also any material changes with respect to the market valuation of comparable companies.

If you have any questions regarding our Report, please do not hesitate to call myself on (02) 8297 2400.

Yours sincerely
GRANT THORNTON CORPORATE (NSW) PTY LIMITED

SCOTT GRIFFIN
Director

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230
T +61 2 8297 2400
F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au

Important notice
Disclaimer

- The valuation assessment is based on the information provided by Amerod Resources Limited ("ARZ" or " the Company"), The Binderless Coal Briquetting Company ("BCBC") Management and other publicly available information. The Recipient of this report is the Director's and advisors of ARZ only. We acknowledge this report will be attached to an announcement of ARZ to the financial community.
- This Report is not intended for general circulation or publication nor is it to be reproduced for any other purpose other than that outlined above without the prior written consent of Grant Thornton Corporate (NSW) Pty Limited ("Grant Thornton Corporate Finance" or "GTCF") in each specific instance.
- We will not assume responsibility for losses occasioned to ARZ, BCBC or to any other party as a result of the circulation, reproduction or use of this report.
- In addition to any other rights available, Grant Thornton expressly advises that it is not responsible or liable in any way whatsoever for any claim, loss, damage, cost or expense, whether direct, indirect, consequence otherwise, arising (whether in negligence or otherwise) out of or in connection with this document, its contents or any omissions from it.
- This document does not constitute, and under no circumstances is this document to be used or considered as, an offer of securities for issue or sale, an invitation to apply for the issue of securities, an invitation to offer to purchase securities, or an offer to underwrite securities or to provide finance.
- The estimates, projections and outcomes contained in this Report involve significant elements of subjective judgement and analysis that may or may not be correct. Therefore, no representation or warranty of any kind, expressed or implied, is or will be made in relation to the assessment of BCBC
- This report is also based upon financial information as provided by ARZ and BCBC . Grant Thornton Corporate Finance has considered and relied upon this information. Grant Thornton Corporate Finance has no reason to believe that any material facts have been withheld. The information provided to Grant Thornton Corporate Finance has been evaluated through analysis, enquiry and review for the purposes of forming a preliminary opinion of BCBC. However, Grant Thornton Corporate Finance does not warrant that its preliminary enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Grant Thornton Corporate Finance has no reason to believe that any material facts have been withheld and ARZ and BCBC have confirmed that they believe it has produced all relevant information that is known to them.

Executive summary

- The Independent Director of ARZ ("IDC") has requested Grant Thornton Corporate Finance to prepare an independent valuation assessment of BCBC. BCBC owns the exclusive worldwide license for the patented "Binderless Coal Briquetting" coal technology ("Technology"). In undertaking this assessment, we have had regard to following valuation methodologies:
  - **DCF** – having regard to the 5 years DCF model prepared by the BCBC; and
  - **Comparable companies approach** – having regard to valuation parameters of comparable companies.
- As instructed by the IDC, we have carried out our assessment of BCBC having regard to the following assumptions:
  - BCBC is the worldwide licensee of the Technology;
  - The Technology works as expected and is capable to be scaled; and
  - BCBC have already signed 3 HoAs to produce the upgraded coal. The terms and conditions of the final binding contracts will be in line with these HoAs;
- We note that we have not been provided with the current or expected capital structure of BCBC, nor with details about how the future required capital expenditure will be funded. We note however, that for businesses such as BCBC that are in the start-up phase of their business cycle, it is **reasonable to assume a 100% equity funding structure at the current point in time.** In addition, we note that KFX, a similar and comparable company listed on the AMEX, is currently funded 100% with equity. Finally, we understand ARZ is entering into several negotiations with potential equity providers to fund the commercialisation of the technology.

Executive summary



$68.0 mill
$115.9 mill
Comparable company
$68.5 mill
$77.2 mill
DCF
50,000,000
57,500,000
65,000,000
72,500,000
80,000,000
87,500,000
95,000,000
102,500,000
110,000,000
117,500,000
125,000,000

We note that the broad valuation range of BCBC based on a comparable company methodology is due to the uncertainty regarding the effective capacity of the pilot plant

Assessed valuation range $68.0 million to $77.2 million

BCBC as today


amerod resources
100%
100%
100%
DTP
JV1
JV2
45%
55%
55%
45%
PT Bayan Resources
100%
49%
51%
49%
51%
ITOCHU
65%
35 %
65%
35 %

- Datang and BCBC will establish a joint venture in China to commercialise the upgraded coal and establish a plant in China. Datang will have a controlling shareholding (55%) of the construction JV and a minority shareholding (45%) of the marketing JV.

- PT Bayan and BCBC will establish a joint venture in Indonesia to commercialise the upgraded coal in AsiaPac and establish a plant in Indonesia. BCBC will have a controlling shareholding (51%) in both the JVs.

- Itochu (plus other Partners) and BCBC will establish a joint venture to commercialise the upgraded coal in Japan and establish a plant in Indonesia. BCBC will have a minority shareholding (35%) in both the JVs.

BCBC cash flows

	2006	2007	2008	2009	2010
	US$'000	US$'000	US$'000	US$'000	US$'000
CASH INFLOWS					
Collections	8,380	13,951	16,955	24,287	21,916
Royalties	-	2,188	12,188	28,000	34,000
Total inflows	8,380	16,138	29,143	52,287	55,916
CASH OUTFLOWS					
Monthly accounts	5,685	4,319	5,309	4,262	1,778
Royalties paid	-	131	844	2,025	2,400
Licences paid	-	1,500	4,500	6,000	-
Payroll	1,097	905	905	905	905
GST payments	(72)	(55)	(59)	(61)	(59)
JV outflows	5,021	26,317	72,005	21,488	(3,580)
Demonstration plant	2,625	-	-	-	-
Itochu tech fee	-	75	100	100	100
Income Tax payment	(1,024)	888	5,514	13,528	22,794
Total outflows	13,331	34,081	89,117	48,248	24,338
Net cash movement	(4,951)	(17,943)	(59,974)	4,039	31,578

We set out below the main assumptions underlying the forecast of BCBC as provided by the Management of ARZ:

- BCBC will have equity shareholdings in the 3 different joint ventures in accordance with the charts as set out in slide 6;
- The joint ventures will incur capex of **US$25 million for each 1 million tonnes module plant;**
- BCBC will **buy the coal from its partners at between US$11 and US$12.90 per tonne** and it will sell **upgraded coal at between US$25 and US$40 per tonne;**
- **BCBC will pay CSRIO a royalty fee for the Technology of US$0.30 per tonne of upgraded coal produced and a license fee equal to 6% of gross capital expenditure upon installation of capacity;**
- The **joint ventures will pay to BCBC a sub-royalty fee** for the use of the technology equal to US$3.00 per tonne of upgraded coal produced and a licence fee of between US$2 and US$3 per installed tonne of capacity at installation date

DCF valuation methodology

- This is a valuation technique based on the premise that the value of the business is the present value of its future cash flows.
- In our assessment of BCBC, we have had regard to the cash flows provided by the Management as included in the 5 years projections of BCBC. The cash flows provided to us refer to the cash generated by the establishment of 6 JVs with 3 different coal producers in accordance with the chart sets out in slide 6. We note that the impact on our assessment of BCBC will be material if the construction of the plants will not proceed in accordance with the timetable provided to us or if any of the final contracts will not be executed or executed not in line with the HoAs. However we note that BCBC can commercialise the Technology worldwide and therefore it may potentially substitute current coal producers.
- Management of ARZ is responsible for the accuracy of the financial model and its related assumptions as provided to us.
- We set out below the main assumptions underlying our DCF assessment:
  - **WACC.** We have had regard to the average discount rate required by investors for investments with similar risk profile. In our assessment of the beta of BCBBC we have had regard to the following three baskets of companies:
    - **Technology** - BCBC is a technology company that provides technology to the JV"s in order to produce upgraded coal;
    - **Coal** - Coal companies supply brown coal to the JV"s and BCBC commercialise upgraded coal; and
    - **Energy** - The energy industry is the major customer for the upgraded coal produced using the BCBC process.
  - We have assessed our discount rate having regard to the following considerations:
    - **Cost equity** – assessed at 34.7% (after applying selected weightings to the cost of equity in the coal, technology and energy sectors)
    - **Cost of debt** – assessed at 12%.
    - **Debt ratio equal to 18%** as the normalised debt ratio of BCBC post completion of the capex cycle
  - **Perpetual growth rate of 6%** in order to reflect in our assessment the blue sky opportunity to commercialise the technology worldwide

DCF valuation methodology
WACC assessment

	Energy	Coal	Technology	Comments
Risk free rate	5.75%	5.75%	5.75%	Mid-point of the bid/ask spread on the 5 year Australian Government Bond swap rate
Beta	0.77	1.72	2.13	Assessment of Beta based on maximum gearing ratio for the project life
Market risk premium	6%	6%	6%	Arithmetic average return on the Australian market from 1974 to 2002
Additional premium	18.0%	18.0%	18.0%	Additional risk premium applied to reflect specific risk of BCBC given it is in the start-up phase of its business cycle and the country risk of the locations in which the JV's are domiciled
Cost of equity	28.4%	34.1%	36.5%	
Cost of debt	12%	12%	12%	Amerod cost of debt
Tax shield	3.6%	3.6%	3.6%	Based on tax rate of 30%
Net cost of debt	8.4%	8.4%	8.4%	
Debt Ratio	18%	18%	18%	Average capital structure of BCBC in final year of projections (2010). See calculation below
WACC	24.7%	29.3%	31.4%	
Weighting	10%	40%	50%	
Contribution to WACC	2.47%	11.74%	15.68%	
Assessed post tax WACC	29.9%			

DCF valuation methodology

	2006	2007	2008	2009	2010	Terminal value
	US$	US$	US$	US$	US$	US$
Nominal cash flow	(4,950,728)	(17,942,564)	(59,974,088)	4,039,462	31,577,615	319,358,173
Discount factor	0.770	0.593	0.456	0.351	0.271	0.271
Discounted cashflow	(3,811,699)	(10,636,126)	(27,372,350)	1,419,455	8,543,321	86,402,326
Sum of cash flows (US$)	**54,544,927**					
Sum of cash flows (A$)	**72,726,569**					

The assessment is based upon the following assumptions:

- A **perpetual growth rate** of 6%
- An **AUD/USD exchange rate** of A$1/US$0.75

WACC Sensitivity

	WACC			
28.9%	29.4%	29.9%	30.4%	30.9%
81,890,463	77,178,296	72,726,569	68,517,741	64,535,727

In order to assess the future maintainable cash flows ("FMC") for the terminal value calculation we have **adjusted the 2010 cash flows** in the following ways:

- Normalised the future capex for the large capital expenditure forecast by BCBC in 2010 to increase upgraded coal production capacity at one of the joint ventures.
- Add back the **effect (net of tax) of the reduction in licensing fees** payable as a result of the normalisation of the capacity installed in 2010.
- Assumed **all plants operate at 100% of capacity.**

Comparable companies valuation

- The comparable companies methodology methodology refers to valuation parameters of similar companies with a readily observable market price (i.e listed companies).
- We undertook a search of comparable listed companies in Australia, the United States and Europe within the coal technology sector, focusing our selection on companies with operations similar to BCBC. We have identified **KFX Inc. ("KFX") as the most comparable company to BCBC in terms of technology and target markets.**
- KFX, listed on Amex, is in a more advanced stage of their business cycle compared with BCBC. The Company has also built a larger testing plant. Based on brokers' reports and consensus estimated, KFX is not expected to trade profitably within the next 3 years. Therefore trading multiples of KFX (i.e. EBITDA and P/E) are not assessable.
- Given that KFX is not expected to trade profitably in the foreseeable future, the market cap of KFX is function of:
  - the market potential to commercialise the technology;
  - the capacity of the plant to deliver upgraded coal.
- KFX owns a pilot plant able to deliver 750,000 tonnes of upgraded coal per annum. We have therefore determined the **market value per tonne of installed capacity of KFX and utilise as a proxy valuation parameter to assess the value of BCBC after application of the required discounts.**
- As set out in the Technical expert report on the Technology, BCBC testing plant currently delivers 5 tonnes of briquettes per hours equivalent to **a maximum of 43,800 tonnes per annum** (24x7 shifts). The Technology expert also mentions that following an upgrade to 5" wide rollers (from 3"), the plant could potentially deliver 10 tonnes per hour (i.e. a maximum of 87,600 per annum). We understand that **KFX plant can deliver 750,000 tonnes p.a.** At this stage we do not have any information about the shifts schedule of KFX.

Comparable companies valuation

Parameter	Anerod	KFx
Operating costs	US$3.7 - 4.39 / ton	US$7 / ton
Capex cost	US$25 / ton	US$65 / ton
Current capacity	43,800 - 74,600 tons p.a. (est.)	750,000 tons p.a.
Forecast capacity by 2011	18 Mt	31.9 - 47.5 Mt
Capital expenditure to date (on commercial plants)	$nil	US$71.8 million
Expected completion of 1st commercial plant	October 2007	3Q05 (Completed)
Technology	a) Increase the heat value: mostly from sub-bituminous to bituminous coal from 4,444kcal/kg to 6,111kcal/kg b) Reduction in sulphur dioxide and nitrogen oxide: not known c) Reduction in mercury content: not known d) Transportation cost: a reduction moisture content (to approx. 8 %) leads to significant transport savings End result: higher energy, lower moisture, reduced emissions and reduced risk of combustion	a) Increase the heat value by 35% from 4,444-4,889kcal/kg to 5,833-6,389kcal/kg *(Source: KFx)* b) Reduction in sulphur dioxide and nitrogen oxide, variable but up to 30% *(Source: KFx)* c) Reduction in mercury content by average of 70% *(Source: KFx)* d) Transportation cost: a reduction moisture content (to approx 7-12%) leads to significant transport savings *(Source: KFx)* End result: higher energy, lower moisture, reduced emissions and reduced risk of combustion
Strategic alliances	1) Itochu - marketing capabilities 2) PT Bayan Group - access to Indonesian coal 3) Datang Group - acess to Chinese market	1) Sasol - Lurgi - engineering and process development 2) Black Hills Corp. - access to commercial power generation facilities for test burning 3) Buckeye Industrial Mining - access to established coal marketing, sales process, transportation and logistics
Future marketing targets	Currently Indonesia and China, then Powder River Basin in USA	Powder River Basin USA and Alaska (USA)
Development stage	Feasibility	Pilot plant (750,000 ton p.a.) completed; test burn in completed (results May 2006)
Market cap.	$US74 million (post acquisition and capital raising)	$US1,450 million
Short interest	n.a.	19.44%
Cash on hand (March 2006)		US$179 million
2006 forecast capex on commercial plants	$nil	US$133 - US$144 million
Forecast 1st year of profitability	2007	2009

Sensitivity

Installed capacity	Discount 30%	35%	40%	45%	50%
35,000	63,413,547	58,884,008	54,354,469	49,824,930	45,295,391
43,800	79,357,524	73,689,130	68,020,735	62,352,341	56,683,946
59,200	107,259,485	99,598,093	91,936,701	84,275,310	76,613,918
74,600	135,161,446	125,507,057	115,852,668	106,198,279	96,543,890
90,000	163,063,406	151,416,020	139,768,634	128,121,248	116,473,862

We note that the broad valuation range of BCBC based on a comparable company methodology is due to the uncertainty regarding the effective capacity of the pilot plant

KFx Share price performance



BCBC valuation

	A$
KFx installed capacity (tonnes)	750,000
Market cap. at 12 April 2006 [1]	1,941,231,025
Market value per ton installed capacity	2,588
Discount	40%
Adjusted market value per ton installed capacity	1,553
Installed capacity (tonnes)	43,800
Implied valuation of BCBC	**68,020,735**

[1] Based on the 5 day weighted average share price

We have applied a 40% discount in order to take into consideration the development stage of the technology, the plant size and the market potential relative to KFx. We have also included a discount for the different valuation parameters of the AMEX and ASX and for the implied risk of the business

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

13 April 2006

Amerod Resources Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Amerod Resources Limited (the "Company") will be suspended from quotation immediately, following the announcement of a proposed change of activities by the Company.

Unless ASX decides otherwise, the Company's securities will be reinstated to quotation prior to the commencement of trading on 19 April 2006.

In accordance with ASX's requirements for compliance with Chapter 11 of the Listing Rules, if shareholders approve the proposed change of activities it is expected that the Company's securities will be suspended from quotation immediately following such approval and will remain suspended until the Company has complied with Chapters 1 and 2 of the Listing Rules.

For further details, please refer to the Company's announcement.

Security Code: ARZ

Melissa Grundy
Senior Adviser, Issuers (Perth)

0294192944

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

13 April 2006

Ms. Narissa Taylor
ASX Listing Officer
The Australian Stock Exchange Limited
Exchange Plaza, 2 The Esplanade
Perth WA 6000

By Facsimile: 08 9221 2020

Dear Narissa,

AMEROD RESOURCES LIMITED – VOLUNTARY SUSPENSION

The Company requests a voluntary suspension for Tuesday 18 April 2006, pending the release of an announcement.

The Company will request the release from the voluntary suspension after close of business on 18 April 2006, such that it is expected that the Company's securities will be reinstated from the commencement of trading on Wednesday 19 April 2006.

The Company is not aware of any reason why the voluntary suspension should not be granted.

Thank you for your assistance.

Yours faithfully,

David Franks
Company Secretary – Amerod Resources Limited

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

12 April 2006

Amerod Resources Limited

TRADING HALT

The securities of Amerod Resources Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 19 April 2006 or when the announcement is released to the market.

Security Code: ARZ

Brendan O'Hara
Manager, Issuers (Perth)

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

12 April 2006

Ms. Narissa Taylor
ASX Listing Officer
The Australian Stock Exchange Limited
Exchange Plaza, 2 The Esplanade
Perth WA 6000

By Facsimile: 08 9221 2020

Dear Narissa,

AMEROD RESOURCES LIMITED – TRADING HALT

The Company requests a trading halt pending the release of an announcement which is expected to be made on 13 April 2006.

The Company is not aware of any reason why the trading halt should not be granted.

Thank you for your assistance.

Yours faithfully,

John Atkinson
Director – Amerod Resources Limited

0292511638

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

6 March 2006

Ms Jill Hewitt
Adviser Issuers (Perth)
Australian Stock Exchange Limited
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

By facsimile: (08) 9221 2020
Pages: One

Dear Ms Hewitt,

Re: Price Query

With reference to your facsimile dated 6 March 2006 and with specific reference to your queries contained therein, we advise as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

   By way of background, the Company released an announcement to the Australian Stock Exchange on 28 February 2006 noting the signing of a heads of agreement with PT Bayan Resources around the use of White Energy Technology Limited's patented coal technology over which the Company has an option to acquire. The Company further released an announcement this morning noting that the Company had signed a second heads of agreement with Itochu Corporation of Japan in relation to the formation of a joint venture regarding the same technology.

2. Not applicable.
3. The Company does not have any other explanation for the price change in the securities of the Company.
4. The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely,

John Atkinson
Director

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 8224 0000
Facsimile 61 9221 2020
Internet http://www.asx.com.au

6 March 2006

Mr D Franks
Company Secretary
Amerod Resources Limited
Level 5 201 Kent Street
SYDNEY NSW 2000

Facsimile: (02) 9419 2944

Dear Sir

Amerod Resources Limited (the "Company")

PRICE QUERY

We have noted a change in the price of the Company's securities from 59 cents on 27 February 2006 to an intra day high of 95cents today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 3 pm EDST on Monday 6 March 2006.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

J Hewitt

Jill Hewitt
<u>Adviser Issuers, (Perth)</u>

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

6 March 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

ITOCHU CORPORATION OF JAPAN SIGNS AGREEMENT: WHITES SIGNS SECOND AGREEMENT TO COMMERCIALLY EXPLOIT COAL TECHNOLOGY WITHIN A WEEK

On 28 February 2006, the Company announced that White Energy Technology Limited ("**Whites**") signed a Heads of Agreement with PT Bayan Resources regarding the commercial exploitation of White's patented coal briquetting technology. The documentation for this joint venture is nearing completion.

The Company is delighted to announce that subsequent to that announcement, Whites have signed a second Heads of Agreement with Itochu Corporation ("Itochu"), a major Japanese trading and investment company.

Itochu is a globally integrated corporation with offices in over 70 countries and operations that cover a broad spectrum of industries including Energy, Metals, Minerals, Textiles and Machinery. Itochu generates annual revenues of approximately US$100 billion which places Itochu among the world's largest corporations.

Itochu has extensive relationships in Japan and globally with power generation companies and coal mining groups. The Heads of Agreement between Itochu and Whites contemplates the establishment of a joint venture to exploit Whites patented briquetting process with a view to building and operating coal briquetting plants in Indonesia with Itochu selling coal upgraded by the Whites process to Japan and other markets.

The arrangement with Itochu stipulates that additional parties will be added into the joint venture. These additional parties will be companies who are significantly involved in the coal sector, either as producers or users. Definitive agreements with Itochu are scheduled to be signed within 30 days with the additional parties added to the consortia within a further 60 days thereafter.

The Heads of Agreement stipulates that Whites will be paid a number of upfront and recurring revenue streams from the joint venture with Itochu ranging from technology and licensing charges to receiving its share of the profits from the sale of the upgraded coal. Whites will also own a minimum of 35% of the joint venture company with Itochu and the additional parties holding the balance.

The joint venture will:

- Sublicense from Whites the patented briquetting process;
- Build binderless coal briquetting plants in Indonesia and process sub-bituminous coal sourced from Indonesia; and
- Supply Japan, and potentially other world markets with the upgraded coal.

Expectations are that an initial plant will be built by the joint venture in Indonesia with production capacity of 1 million tonnes per annum. It is envisaged that once this plant is operating at that level, there will be further expansions in annual capacity to meet the growing demand.

As with the proposed joint venture with PT Bayan Resources, the joint venture with Itochu has the potential to generate a significant return on investment for Whites/Amerod.

Documentation for the Extraordinary Meeting of Amerod's Shareholders in relation to the exercise of its option over Whites and its subsidiaries will be forwarded to Shareholders as soon as practical.

For Further Information Call:

John Atkinson
Amerod Resources
(02) 9251 1311

Tim Allerton
City PR
(02) 9267 4511

Amerod Resources Limited

ABN 62 071 527 083

Interim Financial report As at 31 December 2005

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Amerod Resources Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The directors present their report on the consolidated entity, consisting of Amerod Resources Limited ("**the Company**" or "**Amerod**") and the entities it controlled at the end of, or during, the half-year ended 31 December 2005.

Directors

The following persons were directors of the Company during the whole of the half-year and up to the date of this report:

J.V. McGuigan
J.C. Atkinson
I.T. Khan

Review of Operations

The consolidated entity's loss from continuing operations was $324,092 (2004: loss of $198,005). In comparing the two half year periods, there was a reversal of a provision for closure of the old Spike Network business operations in the 31 December 2004 comparative period. This reversal totalled $200,000 and explains a significant portion of the variance between periods.

Amerod has continued to evaluate the exploration rights to four areas in Western Australia namely Glen Ayle, Mt Mundy, Nanutarra and Bridgetown. The principal focus has been on nickel and gold exploration.

Nanutarra

During the half year geophysical surveys (electro-magnetic and ground magnetics) were carried out over a target area which was previously identified due to its anomalously high geochemical and aerial magnetic signatures. The geophysical surveys were designed to delineate subsurface massive sulphide nickel bodies. Unfortunately these geophysical surveys failed to delineate any targets worthy of follow up exploration. We continue to assess the prospectivity of this project to host mineralisation of nickel sulphide and other commodities.

Mt Mundy

A compilation of all previous work was carried out over the Mt Mundy project area. This study showed previous high grade gold drill intersections which had not been completely tested. The study also showed that no dedicated work had been carried out to test the nickel sulphide potential within the tenement. A soil-sampling programme has been completed over a 16km^2 area of rocks which are highly prospective for nickel sulphide mineralisation. Recent exploration by another company on this rock unit adjacent to our tenement located massive sulphide mineralisation. The samples have been submitted for geochemical analysis and the results are expected shortly. Further exploration will be carried out on any areas of anomalous geochemistry delineated by this geochemical programme.

Glen Ayle

The Glen Ayle project is comprised of three tenements which have recently been granted by the Western Australian Department of Industry and Resources. The grant of these applications allows for exploration for nickel sulphide mineralisation to commence in earnest. During the period a compilation of all previous work was carried out over the Glen Ayle project area which showed that no work had previously been carried out to test the nickel potential within the tenements. A reconnaissance field trip was carried out to confirm the general geological setting of the area and to carry out a small orientation survey to test the most suitable surface sampling methods to be used in future exploration. The orientation survey has defined an area of elevated surface geochemistry for gold, platinum and other associated elements overlaying a major structural feature. Exploration of this interesting surface geochemistry is now being prioritised.

Bridgetown

Compilation of all previous work was carried out over the Bridgetown project area which confirmed the prospectivity of the area for nickel sulphide, platinum group metal and chromite mineralisation. In fact the prospective geological horizons were found to extend outside of the project area and subsequently further applications were made which have more than doubled the project area. A reconnaissance field trip was carried out to confirm the general geological setting of the area and assess the most appropriate exploration methods to be used once the original tenements are granted in the coming months.

The exploration activities have been supervised by our geologist Richard Monti. The approach adopted by the Company has been to systematically review the very significant areas covered by our tenements and at the same time take a conservative and considered view in allocating funds to the exploration activities while ensuring that all Mines Department requirements are met.

As announced to the market on 8 June 2005, Amerod has signed a converting note agreement with White Energy Technology to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd. The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels. Commercial negotiations have commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. During the half year and over the coming months, Amerod will be evaluating and continuing to conduct due diligence on the White Energy technology.

Amerod has now examined the legal title to the technology and confirmed title. The Company has also briefed Sinclair Knight Merz a highly regarded engineering group to conduct an independent review of the technology, in particular focusing on the following key areas:

- Assessing the validity of the technology
- Assessing the technology risk and its implications
- Assessing whether the technology does what it purports to do
- Reviewing production rates and scalability
- Reviewing roll life and maintenance requirements
- Assessing the stabilisation of the briquettes, in particular with regards to its susceptibility to spontaneously combust.

The independent engineer concluded that:

- The technology will convert a wide range of sub-bituminous coals into briquettes with moisture content around 10% and with mechanical characteristics suitable for transportation and storage.
- While the technology is currently utilised in a 10 tonne per hour pilot plant, there is no in principle problem with scaling up the technology, but some further development is required.
- Roll replacement costs are a significant cost of production, but further development and larger production quantities are expected to reduce this cost significantly.
- All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but again, final confirmation is needed once greater production volumes are available.

Notwithstanding the importance of proving up the ownership of the technology and its protective patents and the viability of the technology via the independent engineers report, the other critical issue in determining whether the Company should exercise its option is the ability to commercially exploit the technology and the economic value which will be extracted from that exploitation.

In relation to commercial development and market acceptance of the technology, negotiations with key customers are continuing in China, Japan and Indonesia. These potential customers are interested in utilising the BCBC technology on a large scale. The process is proceeding very positively following successful trials of the relevant potential customers' coal through the BCBC testing process.

Negotiations are continuing for a more significant coal trial in the BCBC demonstration plant for a South African company.

As regards the US market, which may ultimately represent the best opportunity for the BCBC technology, White Energy is adopting the position of focussing on China, Indonesia and Japan first. Opportunities in the US market will be addressed after the technology has been adopted in the more proximate markets.

It is anticipated that Amerod will be in a position to finalise its decision on the exercise of the option in the short to medium term. In this regard, it is envisaged that all matters including the determination of the option and a prospective capital raising will be brought to shareholders for their approval during 2006.

Directors' report (continued)

During the half year period, the consolidated entity raised $580,000. In August 2005, the Company raised $500,000 through a placement under a Prospectus dated 26 July 2005, at $0.25 per share. In the six month period ended 31 December 2005, shareholders exercised 320,000 options at $0.25 per option to raise an additional $80,000.

Auditors' independence declaration
A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 5.

This report is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
24 February 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Amerod Resources Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Amerod Resources Limited and the entities it controlled during the period.

BK Hunter
Partner
PricewaterhouseCoopers

Sydney
24 February 2006

Consolidated income statement
For the half-year ended 31 December 2005

	Note	Half-year 31 December 2005 $	31 December 2004 $
Revenue from continuing activities		82,775	11,140
Employee benefits expense		(147,832)	(139,210)
Depreciation and amortisation expense		(6,979)	(4,266)
Finance costs - net		(71)	(10)
External advisory fees		(99,222)	(191,901)
Occupancy expense		(40,435)	(35,001)
Reversal of provisions		-	200,000
Other expenses		(112,328)	(38,757)
Loss from continuing operations before related income tax expense	2	(324,092)	(198,005)
Income tax expense		-	-
Net Loss for the half year		(324,092)	(198,005)
Loss attributable to members of Amerod Resources Limited		(324,092)	(198,005)
		Cents	Cents
Basic earnings per share	5	(0.1)	(0.1)
Diluted earnings per share	5	(0.1)	(0.1)

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet
As at 31 December 2005

	31 December 2005 $	30 June 2005 $
ASSETS		
Current assets		
Cash and cash equivalents	3,018,510	2,948,989
Receivables	1,771	10,227
Other financial assets	250,000	250,000
Total current assets	3,270,281	3,209,216
Non-current assets		
Exploration assets	2,201,818	2,048,702
Property, plant and equipment	7,809	10,233
Total non-current assets	2,209,627	2,058,935
Total assets	5,479,908	5,268,151
LIABILITIES		
Current liabilities		
Payables	58,313	92,464
Total current liabilities	58,313	92,464
Total liabilities	58,313	92,464
Net assets	5,421,595	5,175,687
Equity		
Contributed equity	60,235,559	59,665,559
Reserves	270,000	270,000
Accumulated losses	(55,083,964)	(54,759,872)
Total equity	5,421,595	5,175,687

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the half-year ended 31 December 2005

	Half year	
	31 December 2005	31 December 2004
	$	$
Total equity at the beginning of the half year	5,175,687	572,257
Net income recognised directly in equity	-	-
Loss for the half year	(324,092)	(198,005)
Total recognised income and expense for the half year	(324,092)	(198,005)
Transactions with equity holders in that capacity:		
Contributions of equity, net of transaction costs	570,000	-
Total equity at the end of the half year	5,421,595	374,252

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
For the half-year ended 31 December 2005

	Half-year 31 December 2005 $	31 December 2004 $
Cash flows from continuing operations		
Receipts from customers (inclusive of goods & services tax)	-	-
Payments to suppliers and employees (inclusive of goods & services tax)	(407,945)	(437,566)
Interest received	93,002	11,140
Borrowing costs	(71)	(10)
Net cash (outflows) from continuing operations	(315,014)	(426,436)
Cash flows from investing activities		
Payments for exploration assets	(168,157)	-
Payments for property, plant and equipment	(5,308)	-
Net cash (outflows) from investing activities	(173,465)	-
Cash flows from financing activities		
Proceeds from share issues and options exercised	580,000	-
Costs of share issues	(22,000)	-
Net cash inflows from financing activities	558,000	-
Net increase (decrease) in cash and cash equivalents held	69,521	(426,436)
Cash and cash equivalents at the beginning of the financial year	2,948,989	815,796
Cash and cash equivalents at the end of the financial year	3,018,510	389,360

The above cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134: *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Amerod Resources Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

The interim financial report is the first Amerod Resources Limited interim financial report to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Amerod Resources Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects to AIFRS. When preparing the Amerod Resources Limited interim financial report for the half year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments and exploration assets, the comparative figures were restated to reflect these adjustments. Amerod has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 6 *Exploration for and Evaluation of Mineral Resources* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on Amerod's equity and net income are provided in Note 6.

Historical Cost Convention
These financial statements have been prepared under the historical cost convention.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Amerod Resources Limited ("**Amerod**", "**Company**" or "**parent entity**") as at 31 December 2005 and the results of all controlled entities for the year then ended. Amerod Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(d)).

Note 1. Basis of preparation of half-year financial report (continued)

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(c) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Amerod and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Amerod is responsible for recognising the current and deferred tax assets and liabilities for the tax consolidated group. The group notified the Australian Taxation Office on 7 October 2005 that it had formed an income tax consolidated group to apply from 1 July 2003.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of the assets given up, shares or options issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where shares or options are issued in an acquisition, the value of the shares or options is determined having reference to the fair value of the assets or net assets acquired, including goodwill or discount on acquisition where applicable. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill or assigned to the value of the mining rights. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Note 1. Basis of preparation of half-year financial report (continued)

(e) Revenue recognition

Interest income is recognised as it accrues.

(f) Exploration

From 1 July 2005, in accordance with AASB 6, exploration and evaluation expenditure is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

For each area of interest, expenditures incurred in the exploration for and evaluation of mineral resources is expensed as incurred unless;

- o the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale and exploration ; and
- o evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

No amortisation has been, or will be, charged until the asset is available for use, that is, when the asset has been sufficiently developed so that production is in progress.

(g) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) which are aligned with each area of interest in the case of exploration assets.

(h) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005

At the date of transition (1 July 2005) no changes to carrying amounts were required.

From 1 July 2005

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. At the reporting date the only financial assets held were as follows:

(i) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(ii) Financial assets at fair value through profit and loss

The existing convertible loan note agreement is classified within this category on the balance sheet and is measured at fair value. The loan note is classified as current because it is expected to be realised within the next twelve months.

Note 1. Basis of preparation of half-year financial report (continued)

(i) Property, plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment 2 –3 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

(j) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) Employee entitlements

(i) **– Retirement benefit obligation**

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(iii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the employee option plan and an employee share scheme.

Shares options granted after 7 November 2002 and vested after 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The fair value of options granted under the employee option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

Note 1. Basis of preparation of half-year financial report (continued)

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on bank overdrafts, bank fees and charges.

(m) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(n) Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(o) Contributed equity

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(p) Earnings per share

(i) - Basic earnings per share
Basic earnings per share is determined by dividing the loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half year, adjusted for bonus elements in ordinary shares issued during the half year.

(ii) - Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 2. Segment Information

The Company operated in two business segments during the half year, being an exploration business and a coal technology business, both in one geographical area, being Australia.

Half-year 2005	Exploration $	Coal Technology $	Consolidated $
Total segment revenue	-	-	-
Unallocated revenue			82,775
Revenue from ordinary activities			82,775
Segment result	(28,442)	(142,295)	(170,737)
Unallocated revenue less unallocated expenses			(153,355)
Loss before income tax			(324,092)
Half-year 2004			
Total segment revenue	-	-	-
Unallocated revenue			11,140
Revenue from ordinary activities			11,140
Segment result	-	-	-
Unallocated revenue less unallocated expenses			(198,005)
Loss before related income tax			(198,005)

Note 3. Equity securities issued

	Half-year		Half-year	
	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	Shares	Shares	$	$
Opening balance at 30 June	36,013,477	137,186,243	59,665,559	54,573,330
Issues of ordinary shares during the half-year				
Exercise of options issued under the Prospectus dated 4 February 2005	320,000	-	80,000	-
Issue of shares under the Prospectus dated 26 July 2005	2,000,000	-	500,000	-
Costs of shares issued	-	-	(10,000)	-
	38,333,477	137,186,243	60,235,559	54,573,330

Note 4. Event occurring after reporting date

Except for the matters discussed below, no matters or circumstances have arisen since 31 December 2005 that significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

It is anticipated that Amerod will be in a position to finalise its decision on the exercise of the convertible note option on the coal technology in the short to medium term. In this regard, it is envisaged that all matters including the determination of the option and a prospective capital raising will be brought to shareholders for their approval during 2006.

Note 5. Earnings per share

	Half-year	
	31 December 2005 Cents	31 December 2004 Cents
Basic and diluted earnings per share	(0.1)	(0.1)
Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted earnings per share	37,831,387	137,186,243

As there are no amounts unpaid on ordinary shares or any reduction arising from the exercise of options outstanding during the financial year, no adjustment is necessary in the determination of diluted earnings per share.

Note 6. Explanation of transition to Australian Equivalents to IFRS

The effect on adoption of AIFRS on the 31 December 2004 and 31 December 2005 interim financial statements and the 30 June 2005 full year financial statements are summarised below.

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to International Financial Reporting Standards (AIFRS)

(1) At the date of transition to AIFRS: 1 July 2004

The adoption of AIFRSs has not resulted in any material adjustments to equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(2) At the end of the last half year reporting period under previous AGAAP: 31 December 2004

The adoption of AIFRSs has not resulted in any material adjustments to equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(3) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Current assets				
Cash assets		2,948,989		2,948,989
Receivables		10,227		10,227
Other financial assets		250,000		250,000
Total current assets		3,209,216		3,209,216
Non-current assets				
Exploration assets		2,048,702		2,048,702
Property, plant and equipment		10,233		10,233
Total non-current assets		2,058,935		2,058,935
Total assets		5,268,151		5,268,151
Current liabilities				
Payables		92,464		92,464
Total current liabilities		92,464		92,464
Total liabilities		92,464		92,464
Net assets		5,175,687		5,175,687
Equity				
Contributed equity		59,665,559		59,665,559
Reserves	(d1)	-	270,000	270,000
Accumulated losses	(d1)	(54,489,872)	(270,000)	(54,759,872)
Total equity		5,175,687	-	5,175,687

Note 6. Explanation of transition to Australian Equivalents to IFRS (continued)

(b) Reconciliation of loss under previous AGAAP to loss under AIFRS

(1) Reconciliation of loss for the half year ended 31 December 2004

The adoption of AIFRSs has not resulted in any material adjustments to the loss reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to under Australian equivalents to IFRSs (AIFRS)

(2) Reconciliation of loss for the year ended 30 June 2005

	Notes	Previous AGAAP $	Effect of Transition to AIFRS $	AIFRS $
Revenue from ordinary activities		59,334		59,334
Employee benefits expense	(d1)	(275,811)	(270,000)	(545,811)
Depreciation and amortisation expenses		(8,578)		(8,578)
Borrowing costs expense		(23)		(23)
External advisory fees		(227,245)		(227,245)
Other expenses from ordinary activities		(36,476)		(36,476)
(Loss) from ordinary activities before income tax expense	(d1)	(488,799)	(270,000)	(758,799)
Income tax expense		-		-
Net (loss)	(d1)	(488,799)	(270,000)	(758,799)
Total changes in equity other than those resulting from transactions with owners as owners	(d1)	(488,799)	(270,000)	(758,799)

(c) Reconciliation of cash flow statement under previous AGAAP to IFRSs (AIFRS)

(1) Reconciliation of cash flow for the half year ended 31 December 2004

The adoption of AIFRSs has not resulted in any material adjustments to cash flow reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to under Australian equivalents to IFRSs (AIFRS)

(2) Reconciliation of cash flow for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to cash flow reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to under Australian equivalents to IFRSs (AIFRS)

(d) Notes to the reconciliations

(1) Share based payments

Under AASB 2 *Share based Payment*, from 1 July 2004 the company is required to recognise an expense for those options that were issued to employees under the Amerod Employee Option Plan and to other parties in exchange for services after 7 November 2002 but that had not vested by 1 January 2005.

Applying the policy required by AASB 2 during the year ended 30 June 2005, consolidated accumulated losses at 30 June 2005 has been increased by $270,000, with a corresponding increase in the share based payment reserve. For the year ended 30 June 2005, the consolidated employee expense benefit has increased by $270,000.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 2 to 18 are in accordance with the *Corporations Act 2001*; including
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Amerod Resources Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
24 February 2006

Independent review report to the members of Amerod Resources Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Amerod Resources Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Amerod Resources Group (as defined below) as at 31 December 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Amerod Resources Group (the consolidated entity), for the half-year ended 31 December 2005. The consolidated entity comprises both Amerod Resources Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

BK Hunter
Partner

Sydney
24 February 2006

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

28 February 2006

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

STATUS OF COAL TECHNOLOGY OPTION: WHITE'S SIGN PT BAYAN RESOURCES (BR) AGREEMENT

As previously announced, Amerod acquired an option (exercisable any time before June 2006) via a converting note agreement with White Energy Technology Limited ("Whites") to acquire White's world leading patented coal technology which processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

Amerod's interest in coal technologies is proving timely. The six nations attending the recent Asia Pacific Partnership on Clean Development and Climate summit held in Sydney indicated they would set up a number of task forces to address issues including renewable energy, power generation, cleaner fossil fuels, and coal mining.

Furthermore, Australia's largest coal producers also announced their intention to establish a clean-coal technology fund before the end of March 2006, in time to support applications to tap into the federal Government's $500 million low-emissions technology fund.

These developments represent a positive affirmation of Amerod's coal technology strategy.

In recent months, Amerod has continued to work closely with White's management in discussions and negotiations with potential partners in Japan, China and Indonesia to exploit this technology. As a result of these negotiations, a key milestone agreement has now been signed regarding the commercial exploitation of the White's technology.

A heads of agreement has been signed with PT Bayan Resources ("BR"), a member of The Bayan Resources Group. The Bayan Resources Group is involved in the exploitation, transportation and logistics of coal in Indonesia and is the eighth largest coal miner in Indonesia. BR through its affiliates has the right to mine and operate the Tabang Coal Mine ("Tabang Mine") in east Kalimantan. BR and White's intend to exploit the patented briquetting process in Indonesia utilising coal from the Tabang Mine. Definitive documentation is due to be signed within 30 days.

Coal derived from the Tabang mine has been processed by White's patented briquetting process with outstanding results. After being subjected to the process, the energy content of the Tabang coal improved from approximately 4200 kcal per kg to 6500 kcal per kg.

BR has existing relationships and coal supply contracts with power generation companies and off takers in Asia and Europe ("Utilities"). BR and Whites intend to supply the Utilities with coal from the Tabang Mine that has been upgraded utilising the White's patented briquetting process. In this regard, BR and White's have agreed to establish a series of joint ventures, commercial relationships and licensing agreements in order to:

- (i) Sublicense from White's the patented briquetting process;
- (ii) Build binderless coal briquetting plants utilizing the patented briquetting process in Indonesia to process coal from the Tabang Mine; and
- (iii) Subsequently supply Utilities with the resultant upgraded coal.

The joint venture will be owned as to 51% by White's and 49% by BR. An initial plant will be built with production capacity of 1 million tonnes per annum. It is envisaged that once this plant has proven capacity, a further 2 million tonnes per annum line will be added, taking total production to 3 million tonnes per annum.

In addition to its entitlement to a share of profits from the joint venture with BR, White's will also generate a number of upfront and recurring revenue streams from the transaction with BR ranging from technology and licensing charges to receiving its share of the profits from the sale of the upgraded coal.

The joint venture with BR has the potential to generate a significant return on investment for Whites. Accordingly, Amerod's Directors are of the view that given the ongoing development of the BR joint venture and subject to shareholder approval it is in the best interests of shareholders to exercise its option to acquire 100% of White's coal technology.

It is anticipated that Amerod will soon be calling an Extraordinary Meeting of Shareholders to determine whether to proceed with the exercise of the option and, if so, also consider a prospective capital raising to fund the consideration due upon the exercise of the option and for working capital purposes related to the exploitation of the White's technology. A Notice of Meeting detailing all relevant information will be forwarded to Shareholders as soon as practical.

For Further Information Call:

John Atkinson
Amerod Resources
(02) 9251 1311

Tim Allerton
City PR
(02) 9267 4511

AMEROD

RESOURCES LIMITED

Appendix 5B
Mining Exploration Entity Quarterly Report



Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney NSW 2000

Summary of Activity

A summary of activity for Amerod Resources Limited ("Amerod") during the quarter ended 31 December 2005 is outlined below.

1) Coal Initiative: Option to Acquire BCBC

As previously announced, in June, Amerod announced that the Company signed a six month option (which has subsequently been extended to June 2006) via a converting note agreement with White Energy Technology to acquire White's world leading patented coal technology which processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

Amerod management have been working closely with White Energy Technology management in discussions and negotiations with potential partners in Japan, China and Indonesia to exploit this technology. These various discussions are progressing well. Accordingly, it is anticipated that Amerod will be in a position to finalise its decision on the exercise of the option in the short to medium term. In this regard, it is envisaged that all matters including the determination of the option and a prospective capital raising will be brought to shareholders for their approval during 2006.

2) Nickel Exploration (Western Australia):

Mt Mundy (Amerod 100%)

A magnetic-lag surface geochemistry programme (501 samples) was carried out over the western ultramafic unit of the Mt Mundy project to test the potential for nickel sulphide mineralisation. The sampling and analysis method used has the ability to "see through" cover to the basement rocks below and was implemented due to the large areas of cover within the Mt Mundy tenement area. Analysis of results from this programme has identified one high priority and two lower priority Ni sulphide targets and five gold targets. A field trip has been planned to inspect the anomalies on the ground ahead of planning the next phase of follow up exploration.

Glen Ayle (Amerod 100%)

An investigation of the high background levels of Au (5.5 to 8.5 ppb) and Pt (3 to 6 ppb) was carried out within the surface "maglag" geochemical orientation survey on E69/1963. Further testing by the assay laboratory has confirmed these high levels.

Geophysical interpretation of the magnetic highs within E69/1963 and E69/1964 has suggested that the high magnetic responses are likely to be due to magnetite-rich bands within dolerite units located close to surface (less than 50m vertical depth).

These factors suggest that these geophysical-geochemical targets have potential to host Platinum Group Metal plus gold mineralisation within magnetite-rich layers of the dolerite dykes similar to deposits found within the Stella layered intrusion in South Africa.

A field trip has been planned to investigate the PGM/Au anomalies and to take further surface geochemical samples in order to assess the extent of the geochemical anomalies. Further positive results from surface sampling would warrant drill testing of the geophysical/geochemical targets.

The three Glen Ayle exploration licenses (E69/1962, E69/1963 and E69/1964) were granted on 18th November 2005.

Bridgetown (Amerod 100%) and Nanutarra (Amerod earning 60%)
No exploration was carried out on these projects during the quarter.

For further information please contact:

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Amerod Resources Limited

ABN

62 071 527 083

Quarter ended ("current quarter")

31 December 2005

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (125)	(a) (148)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (7)	(d) (22)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	50	93
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(233)	(406)
	Net Operating Cash Flows	(315)	(483)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c) other fixed assets	(c) (5)	(c) (5)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	Nil
	Net investing cash flows	(5)	(5)
1.13	Total operating and investing cash flows (carried forward)	(320)	(488)

1.13	Total operating and investing cash flows (brought forward)	(320)	(488)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	74	580
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	Nil	(22)
	Net financing cash flows	74	558
	Net increase (decrease) in cash held	(246)	70
1.20	Cash at beginning of quarter/year to date	3,265	2,949
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	3,019	3,019

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	33
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Section 1.14 : Capital raised in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005. The balance of $80,000 is from the exercise of options, being $6,250 in the September 2005 quarter and $73,750 in the December 2005 quarter.
Section 1.19 : Brokerage / Capital raising costs in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	Nil
	Total	**100**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	3,019	3,265
5.2 Deposits at call		
5.3 Bank overdraft		
5.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	3,019	3,265

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 38,038,477 (a) 295,000 (b) N/A Closing 38,333,477	Opening 27,208,477 (a) 295,000 (b) N/A Closing 27,503,477 Noting that 10,830,000 held in escrow for 24 months	$0.25	$0.25
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Opening 15,842,000 (b) Performance Options - Opening 6,000,000 (c) Performance Options - Opening 6,000,000	(a) 8,842,000 noting 7,000,000 in escrow for 24 months (b) 0 noting 6,000,000 in escrow for 24 months (c) 0 noting 6,000,000 in escrow for 24 months	(a) 25 cents (b) 25 cents (c) 40 cents	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.8	Issued during quarter	N/A	N/A	N/A	N/A
7.9	Exercised during quarter	(a) 295,000 (b) Nil (c) Nil	(a) 295,000 (b) Nil (c) Nil	(a) 25 cents (b) N/A (c) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2006
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

+ See chapter 19 for defined terms.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

25 November 2005

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

Amerod Resources Limited – ARZ (ACN 071 527 083)
Results of the General Meeting – 25 November 2005

We advise that :

(a) A summary of valid and eligible proxies received for the above meeting was as follows:

	Votes For	Votes Against	Votes Abstaining	Undirected Votes
Ordinary Resolution 1	24,498,766	622	5,084	1,630,253
Ordinary Resolution 2	24,434,872	57,556	12,044	1,630,253

(b) the following resolutions were passed without resort to a poll at the General Meeting of Amerod Resources Limited on Friday 25 November 2005.

Ordinary Business:

Resolution 1 – Election of Directors

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That Mr JV McGuigan retires in accordance with Clause 13.2 of the Constitution and being eligible, offers himself for re-election, be re-elected a Director of the Company."

The motion was carried on a show of hands.

Resolution 2 – Remuneration Report (non binding resolution)

The motion, having been proposed and seconded, it was resolved to pass the following ordinary resolution:

"That the Company's Remuneration Report for the year ended 30 June 2005 be adopted."

The motion was carried on a show of hands.

Yours Sincerely

DAVID FRANKS
Company Secretary
Amerod Resources Limited

AMEROD
RESOURCES LIMITED

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

Chairman's Address

Amerod Resources Limited (Amerod)
25 November 2005

Ladies and Gentlemen it is with great pleasure that I welcome you here today

The Company was requoted on the Australian Stock Exchange on 24th March 2005 and I am pleased to report that since that time there has been a substantial amount of activity.

Our first investment has been in securing exploration rights to four areas in Western Australia namely Glen Ayle, Mt Mundy, Nanutarra and Bridgetown. The principal focus has been on nickel and gold exploration. In addition, the Company has secured an option to acquire technology owned by White Energy Technology Limited via its wholly owned subsidiaries Binderless Coal Briquetting Company Limited and Coking BCB Pty Limited (BCBC). This technology represents an exciting opportunity for the Company in enabling the conversion of lower grade sub-bituminous coal into higher energy grade coal briquettes having a lower moisture content and resulting in lower greenhouse gases when combusted for power generation.

I report on both these areas of activity below.

Firstly, our nickel and gold exploration activities:

<u>Nanutarra</u>

During the year geophysical surveys (electro-magnetic and ground magnetics) were carried out over a target area which was previously identified due to its anomalously high geochemical and aerial magnetic signatures. The geophysical surveys were designed to delineate subsurface massive sulphide nickel bodies. Unfortunately these geophysical surveys failed to delineate any

targets worthy of follow up exploration. We continue to assess the prospectivity of this project to host mineralisation of nickel sulphide and other commodities.

Mt Mundy

A compilation of all previous work was carried out over the Mt Mundy project area. This study showed previous high grade gold drill intersections which had not been completely tested. The study also showed that no dedicated work had been carried out to test the nickel sulphide potential within the tenement. A soil-sampling programme has been completed over a 16km^2 area of rocks which are highly prospective for nickel sulphide mineralisation. Recent exploration by another company on this rock unit adjacent to our tenement located massive sulphide mineralisation. The samples have been submitted for geochemical analysis and the results are expected in the coming weeks. Further exploration will be carried out on any areas of anomalous geochemistry delineated by this geochemical programme.

Glen Ayle

The Glen Ayle project is comprised of three tenements which have recently been granted by the Western Australian Department of Industry and Resources. The grant of these applications allows for exploration for nickel sulphide mineralisation to commence in earnest. During the year a compilation of all previous work was carried out over the Glen Ayle project area which showed that no work had previously been carried out to test the nickel potential within the tenements. A reconnaissance field trip was carried out to confirm the general geological setting of the area and to carry out a small orientation survey to test the most suitable surface sampling methods to be used in future exploration. The orientation survey has defined an area of elevated surface geochemistry for gold, platinum and other associated elements overlaying a major structural feature. Exploration of this interesting surface geochemistry is now being prioritised.

Bridgetown

Compilation of all previous work was carried out over the Bridgetown project area which confirmed the prospectivity of the area for nickel sulphide, platinum group metal and chromite mineralisation. In fact the prospective geological horizons were found to extend outside of the project area and subsequently further applications were made which have more than doubled the project area. A reconnaissance field trip was carried out to confirm the general geological setting of the area and assess the most appropriate exploration

methods to be used once the original tenements are granted in the coming months.

The exploration activities have been supervised by our geologist Richard Monti. The approach adopted by the Company has been to systematically review the very significant areas covered by our tenements and at the same time take a conservative and considered view in allocating funds to the exploration activities while ensuring that all Mines Department requirements are met.

The second key area of activity has been in the coal technology sector.

As mentioned above your Company has acquired an option to acquire clean coal technology owned by White Energy Technology Limited. This technology has the ability to convert sub-bituminous coal from a low grade material into higher energy grade coal briquettes with lower moisture emission when combusted and with a lower greenhouse gas content. This technology has very significant potential in a number of countries with large deposits of sub-bituminous coals.

We have now examined the legal title to the technology and confirmed title. We have also briefed Sinclair Knight Merz a highly regarded engineering group to conduct an independent review of the technology, in particular focusing on the following key areas:

- Assessing the validity of the technology
- Assessing the technology risk and its implications
- Assessing whether the technology does what it purports to do
- Reviewing production rates and scalability
- Reviewing roll life and maintenance requirements
- Assessing the stabilisation of the briquettes, in particular with regards to its susceptibility to spontaneously combust.

We are pleased to advise that the independent engineer concluded that:

- The technology will convert a wide range of sub-bituminous coals into briquettes with moisture content around 10% and with mechanical characteristics suitable for transportation and storage.
- While the technology is currently utilised in a 10 tonne per hour pilot plant, there is no in principle problem with scaling up the technology, but some further development is required.

- Roll replacement costs are a significant cost of production, but further development and larger production quantities are expected to reduce this cost significantly.
- All data obtained so far indicates a product that is stable with regard to open air stockpiling and suitable for transport in open wagons, but again, final confirmation is needed once greater production volumes are available.

Notwithstanding the importance of proving up the ownership of the technology and its protective patents and the viability of the technology via the independent engineers report, the other critical issue in determining whether the Company should exercise its option is the ability to commercially exploit the technology and the economic value which will be extracted from that exploitation.

In relation to commercial development and market acceptance of the technology, negotiations with key customers are continuing in China, Japan and Indonesia. These potential customers are interested in utilising the BCBC technology on a large scale. The process is proceeding very positively following successful trials of the relevant potential customers' coal through the BCBC testing process.

Discussions continue to progress in order to reach final agreement on the structure and terms of a deal between BCBC and Datang International Power Generation Co Limited in China with the objective of finalising discussions and formalising documentation within 6 - 8 weeks.

The expectation is that initially plants would be commissioned with capacity of 3M tonnes per annum, scaling up over a 5 year period to a total annual production capacity of 10M tonnes.

Negotiations are also continuing with major Indonesian coal producers. It is expected that in Indonesia, initial plant volumes would be 1M tonnes per annum, building up to 5M tonnes per annum over a 5 year period.

Further, given some recent proclamations from the Japanese Government designed to aggressively encourage Japanese Electricity Utilities to look to technology to assist them reduce both green house gas emissions and their overall cost of coal, BCBC has been approached by major Japanese groups about potential commercial arrangements to exploit the BCBC technology for the Japanese market. These opportunities are now being reviewed by BCBC and the Company.

Negotiations are continuing for a more significant coal trial in the BCBC demonstration plant for a South African company. As regards the US market, which may ultimately represent the best opportunity for the BCBC technology, White Energy is adopting the position of focussing on China, Indonesia and Japan first. Opportunities in the US market will be addressed after the technology has been adopted in the more proximate markets.

It is anticipated that Amerod will be in a position to finalise its decision on the exercise of the option shortly. In this regard, it is envisaged that all matters including the determination of the option and a prospective capital raising will be brought to shareholders for their approval during the first quarter of 2006.

We look forward to being able to report further in due course.

In the meantime, I would like to thank you for your support over the past year, and trust that 2006 is a successful year for Amerod and its shareholders.

For further information please contact.

John Atkinson
Director

AMEROD RESOURCES LIMITED
Level 5, Grafton Bond Building
201 Kent Street, Sydney, NSW 2000
Ph: +612 9251 1311
Fax: +612 9251 1638
www.amerod.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

AMEROD RESOURCES LTD

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

2 November 2005

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

Amerod Resources Limited – ARZ (ACN 071 527 083)
Option Update

As previously outlined in the Company's Appendix 3B, there are currently on issue the following options, which do not vest or are unable to be exercised until certain performance criteria are fulfilled:

(i) 3,000,000 options over ordinary shares, at an exercise price of $0.25 expiring on 30 November 2008, where the options vest upon the weighted average share price exceeding $0.30 for a period of 1 month, owned by Hunter Bay Partners Pty Ltd

(ii) 3,000,000 options over ordinary shares, at an exercise price of $0.25 expiring on 30 November 2008, where the options vest upon the weighted average share price exceeding $0.35 for a period of 1 month, owned by Hunter Bay Partners Pty Ltd

The Company advises that the weighted average price has exceeded $0.50 for:

(a) the last 30 business days ended 27 October 2005; and

(b) the last 30 calendar days ended 27 October 2005.

As such, these options are fully vested and fully exerciseable subject to any other imposed conditions.

It is noted that all the above options are under a 24 month escrow condition imposed by the Australian Stock Exchange, from the date of re-listing in March 2005. Therefore until this condition has been met, the options will not be able to be exercised or transferred.

Amerod Resources Limited – ARZ (ACN 071 527 083)
Option Update

(Continued)

<u>For further information please contact:</u>

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

Yours Sincerely

D J Franks

DAVID FRANKS
Company Secretary
Amerod Resources Limited

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

AMEROD RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING
10am FRIDAY 25TH NOVEMBER 2005

Dear Shareholder,

On behalf of the Board, I have pleasure in inviting you to the Annual General Meeting of the members of Amerod Resources Limited.

The meeting will be held at the offices of Hunter Bay Partners, Level 5, Grafton Bond Building, 201 Kent Street, Sydney, New South Wales at 10am Sydney Time.

The formal Notice of Meeting is attached. Please read this carefully.

Your Directors are unanimously of the opinion that the resolutions to be proposed at the Annual General Meeting are in the best interests of shareholders of the Company. Accordingly, they recommend you vote in favour of the resolutions set out in the Notice of Meeting.

Yours Faithfully,

John McGuigan
Chairman

14 October 2005

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of members of Amerod Resources Limited ("the Company") will be held at the offices of Hunter Bay Partners, Level 5, Grafton Bond Building, 201 Kent Street, Sydney, New South Wales on Friday 25th November 2005 at 10am Sydney Time.

ORDINARY BUSINESS

Election of Directors

Resolution 1 To consider, and if thought fit, pass the following ordinary resolution:

"That Mr JV McGuigan retires in accordance with Clause 13.2 of the Constitution and being eligible, offers himself for re-election, be re-elected a Director of the Company."

Remuneration Report

Resolution 2 To consider, and if thought fit, pass the following ordinary resolution:

"That the Company's Remuneration Report for the year ended 30 June 2005 be adopted."

Consideration of Financial Report

To receive and discuss the Company's Financial Report and the reports of the Directors and Auditors for the year ended 30 June 2005. No resolution is required to be considered by members under the Corporations Act or the Company's Constitution.

VOTING EXCLUSION STATEMENT

According to the Listing Rules of the Australian Stock Exchange, the Company will disregard any votes cast on:

- Resolution 1 Not applicable
- Resolution 2 Not applicable

However, the Company need not disregard a vote if:

- It is cast by a person who is a proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
- It is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with the direction on the proxy form to vote as the proxy decides.

It is the Chairman's intention to vote open proxies in favour of all Resolutions.

Dated 14 October 2005

BY ORDER OF THE BOARD

DJ Franks

DJ Franks
Company Secretary

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

NOTICE OF ANNUAL GENERAL MEETING (Continued)

NOTES:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member's behalf. If the member is entitled to cast two or more votes at the meeting, the member may appoint not more than two proxies to attend and vote on the member's behalf.

2. If a member appoints two proxies, each proxy should be appointed to represent a specified proportion or number of the member's votes. In the absence of such a specification, each proxy will be entitled to exercise half the votes.

3. A proxy need not be a member of the Company.

4. To appoint a proxy (or two proxies), a proxy form must be signed by the member or the member's attorney duly authorised in writing. If the member is a corporation, the proxy form must be signed either under the corporation's common seal (if any) or under the hand of its attorney or officer duly authorised.

5. To be effective, a proxy form (and, if it is signed by an attorney, the authority under which it is signed or a certified copy of the authority) must be received by the Company not later than 48 hours prior to the Meeting. Proxy forms and authorities may be sent to the Company by post, personal delivery or fax:

   Amerod Resources Limited
   C/- Franks & Associates Pty Ltd
   Suite 206, "The Bentleigh"
   1 Katherine Street
   Chatswood NSW 2067

   Fax: (612) 9419 2944

   provided that members who forward their proxy forms by fax are required to make available the original executed form of the proxy for production, if called upon at the meeting to do so.

6. For the purposes of the Annual General Meeting, persons on the register of members as at 10am on Wednesday 23 November 2005 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

NOTICE OF ANNUAL GENERAL MEETING (Continued)

EXPLANATORY NOTES:

First Resolution :

John McGuigan submits himself for re-election as a Director of the Company in accordance with Clause 13.2 of the Company's Constitution requiring the rotation of one-third of Directors each year, with the longest serving Directors submitted for re-election.

Second Resolution :

As required under the Corporations Act 2001, listed companies are required to provide enhanced disclosures of directors and remuneration in the Company's Annual Report. These disclosures are set out in the "Remuneration Report" on Pages 5 to 7 and 29 to 32 of the Company's 2005 Annual Report.

The Company is now required to propose to its shareholders at its AGM a non-binding advisory resolution on the Remuneration Report prepared by the Directors, and to allow questions and comments on this Remuneration Report by shareholders.

Consideration of Financial Report

The Financial Report for the year ended 30 June 2005 is set out in the Company's 2005 Annual Report.

In accordance with the Corporations Act 2001, shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Financial Report and on the business and management of the Company.

During the discussion of this item, the Company's auditor will be present and will answer qualifying questions.

Written questions for the auditor

If you would like to submit a written question to the Company's auditor, please post your question to the Company Secretary or fax it to (612) 9419 2944. Written questions must relate to the content of the auditor's report to be considered at the Annual General Meeting or the conduct of the audit. A list of qualifying questions will be made available at the Annual General Meeting.

Please note that all questions must be received at least five business days before the Annual General Meeting, that is by no later than 10am on Monday 20th November 2005.

Amerod Resources Limited

ABN 62 071 527 083

PROXY FORM

Name:
Address:
City:
State:
Postcode

I/We being a member/members of Amerod Resources Limited

A ***Appoint*** ....
(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[if appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the Annual General Meeting of members of Amerod Resources Limited to be held on Friday 25 November 2005 commencing at 10.00am and at any adjournment.

B ***Exercise of Proxy by Chairman***

If the Chair of the meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box. By marking this box, you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution/s and that votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest. It is the Chairman's intention to vote open proxies in favour of all Resolutions. ☐

If you do not mark this box, and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

C ***Business***

	For	Against	Abstain
Resolution 1 – Re-election of Mr JV McGuigan			
Resolution 2 – Approve Remuneration Report			

D ***If Appointing a Second Proxy***

State here the percentage of your voting rights %

Or

the number of Shares applicable to this Form Number

E ***Insert your daytime telephone number*** (S T D)

F ***Signature(s)***

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

AMEROD RESOURCES LIMITED

ABN 62 071 527 083

INSTRUCTIONS FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your Shares at the Meeting, the completed Proxy Form must be received by the Company no later than 48 hours prior to the Meeting (10.00am on Friday 25 November 2005). Any proxy received after this deadline will be treated as invalid.

RETURN ADDRESS FOR PROXY FORMS
AND COMPANY SECRETARY'S CONTACT DETAILS:

C/- Franks & Associates Pty Ltd
Suite 206, "The Bentleigh"
1 Katherine Street
Chatswood NSW 2067
Phone: (612) 9419 2966
Fax: (612) 9419 2944

A. Appoints

Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your Shares by proxy even if you plan to attend the Meeting.

B. Exercise of Proxy by Chairman

For undirected proxies, Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking the box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

C. Business

If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of Shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

D. If Appointing a Second Proxy

A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on (612) 9419 2966. Both Forms should be completed with the nominated percentage of your voting rights or number of Shares on each Form. If you do not specify the nominated percentage of your voting rights or number of Shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

E. Insert your daytime telephone number

This is required in case we need to contact you.

F. Signature

The member must sign this Form. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If this Form is signed by a person who is not the registered shareholder then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information

Please return your completed Proxy Form to the Company Secretary c/- Franks & Associates Pty Ltd, at Suite 206, "The Bentleigh", 1 Katherine Street, Chatswood, NSW, 2067. Alternatively, your Form can be faxed to the Company on (612) 9419 2944. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. If you require further information on how to complete the Proxy Form, telephone the Company Secretary on (612) 9419 2966.

AMEROD
RESOURCES LIMITED

Appendix 5B
Mining Exploration Entity Quarterly Report
September 2005 Quarter



Summary of Activity

A summary of activity for Amerod Resources Limited ("Amerod") during the quarter ended 30 September 2005 is outlined below.

1) Coal Initiative: Option to Acquire BCBC

- As previously announced, in June, Amerod announced that the Company signed a six month option via a converting note agreement with White Energy Technology to acquire White's world leading patented coal technology which processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

- All of the issued share capital of both White's subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd (BCBC), will be acquired by Amerod if the option is exercised. For the purposes of the proposed acquisition, a valuation range of $12 million to $18 million has been used. However, completion of any transaction is conditional on an independent valuation of BCBC.

- The price for the six month option is $250,000 which converts into equity in BCBC in the event Amerod decides not to proceed with the transaction for any reason. The valuation of BCBC used for this conversion (in the event that Amerod decides not to proceed) is $15 million.

- On 4 October 2005 the Company announced that Amerod, White and BCBC agreed to extend the expiry of this option from 30 November 2005 to 31 May 2006.

- Due Diligence on BCBC and its underlying technology is underway and negotiation with various potential customers regarding the commercial exploitation of the technology is progressing.

2) Nickel Exploration (Western Australia):

2.1 Mt Mundy (Amerod 100%)

The Company completed a data review of all previous exploration over the project area and has compiled this information into a GIS model. The review showed that previous explorers had intersected gold mineralisation including RC drilling results of 4m at 16.2g/t Au from 24m down-hole. Furthermore, the review demonstrated that no systematic nickel exploration has previously been undertaken on the tenement area.

The Company completed a 501 sample magnetic-lag surface geochemistry programme over the western ultramafic unit to test the potential of nickel sulphide mineralisation. The sampling and analysis method used has the ability to "see through" cover to the basement rocks below and was implemented due

to the large areas of cover within the Mt Mundy tenement area. The samples have been submitted for analysis and results are pending.

2.2 Glen Ayle (Amerod 100%)
The compilation of all previous exploration data has been completed and has confirmed that no exploration has previously been carried out within the Glen Ayle project area. A number of regional geophysical (gravity and aerial magnetic) datasets have previously been collected covering the Glen Ayle project area and the relevant data has been acquired and are currently being interpreted.

A reconnaissance field trip was undertaken to assess the geological setting of the project area and to carry out an orientation geochemical survey to determine the most appropriate surface sampling technique in areas of residual and transported regolith. Results of the orientation geochemical survey were received and indicate that the magnetic-lag soil sampling technique is an appropriate tool in areas of subcrop and residual regolith but not effective in sand covered areas. The grant of the three Glen Ayle Exploration Licences is expected early in 2006.

2.3 Bridgetown (Amerod 100%)
The compilation of all previous exploration data was completed and has been compiled into a GIS model. A review of the GIS model has shown that results from previous exploration of the nickel-cobalt, chrome and Platinum Group Metals potential associated with a series of layered mafic-ultramafic sills were encouraging and the potential fro mineralisation has only been partially tested. The review also showed that these prospective layered mafic-ultramafic sills extend out of the existing project area and therefore two new Exploration Licences (EL70/2855 and 70/2856) were applied for to cover these extensions. These two new tenements more than double the size of the Bridgetown project. The grant of the two original Bridgetown Exploration Licences is expected early in 2006.

2.4 Nanutarra (Amerod earning 60%)
An Electromagnetic (EM) Survey was completed designed to locate any accumulations of massive sulphide minerals over a previously delineated magnetically active zone where previously drilled holes encountered elevated levels of nickel, copper, gold and platinum group metals. The EM survey failed to delineate any targets which warrant follow up exploration. A review is currently underway on the prospectivity within the remaineder of the tenement with results form this review expected during the December 2005 Quarter.

+ See chapter 19 for defined terms.

For further information please contact:

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level 5, Grafton Bond Building
201 Kent Street,
Sydney, NSW, AUSTRALIA 2000
Phone: +612 9251-1311
Fax: +612 9251-1638
Web: www.amerod.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient expenence which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

+ See chapter 19 for defined terms.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Amerod Resources Limited

ABN

62 071 527 083

Quarter ended ("current quarter")

30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (23)	(a) (23)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (15)	(d) (15)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	43	43
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(173)	(173)
	Net Operating Cash Flows	(168)	(168)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c) other fixed assets	(c) Nil	(c) Nil
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	Nil
	Net investing cash flows	Nil	Nil
1.13	Total operating and investing cash flows (carried forward)	(168)	(168)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(168)	(168)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	506	506
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	(22)	(22)
	Net financing cash flows	484	484
	Net increase (decrease) in cash held	316	316
1.20	Cash at beginning of quarter/year to date	2,949	2,949
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	3,265	3,265

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	33
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Section 1.14 : Capital raised in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005. The balance of $6,250 is from the exercise of options
Section 1.19 : Brokerage / Capital raising costs in relation to the $500,000 capital raising from the prospectus lodged with ASIC on 26 July 2005

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	150
4.2	Development	Nil
	Total	**150**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3,265	50
5.2	Deposits at call		2,899
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	3,265	2,949

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 36,013,477 (a) 2,025,000 (b) N/A Closing 38,038,477	Opening 25,183,477 (a) 2,025,000 (b) N/A Closing 27,208,477 Noting that 10,830,000 held in escrow for 24 months	$0.25	$0.25
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Opening 16,137,000 (b) Performance Options - Opening 6,000,000 (c) Performance Options - Opening 6,000,000	(a) 9,137,000 noting 7,000,000 in escrow for 24 months (b) 0 noting 6,000,000 in escrow for 24 months (c) 0 noting 6,000,000 in escrow for 24 months	*Exercise price* (a) 25 cents (b) 25 cents (c) 40 cents	*Expiry date* (a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.8	Issued during quarter	N/A	N/A	N/A	N/A
7.9	Exercised during quarter	(a) 25,000 (b) Nil (c) Nil	(a) 25,000 (b) Nil (c) Nil	(a) 25 cents (b) N/A (c) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 19 October 2005
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

+ See chapter 19 for defined terms.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

4 October 2005

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

Amerod Resources Limited - ARZ
ACN 071 527 083

Coal Technology Update

As announced to the market on 8 June 2005, Amerod Resources Limited ("Amerod") has signed a six month converting note agreement with White Energy Technology Limited ("White") to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd ("BCBC"). The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels.

This option was due to expire on 30 November 2005. However Amerod, White and BCBC have agreed to extend the expiry of this option from 30 November 2005 to 31 May 2006.

In the 8 June 2005 announcement, Amerod noted that commercial negotiations had commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. The latest available information from BCBC on these negotiations is outlined below:

China

As announced on 8 June 2005, a Heads of Agreement has been signed with Datang International Power Company Ltd, in relation to forming a joint venture to exploit the technology in China. A technical and commercial delegation from Datang have recently been in Australia with a view to advancing matters in accordance with the Heads of Agreement. BCBC has described progress as encouraging and discussions in relation to formalising the transactions contemplated in the Heads of Agreement are continuing. A technical due diligence by Datang should be completed shortly which will allow the final negotiations on the joint venture to be completed.

Indonesia

Four Indonesian companies have been dealing with BCBC, expressing their interest in upgrading their sub-bituminous coals using the BCBC coal technology. Three of the companies are major coal producers in Indonesia. Coal samples have been sent to BCBC for testing at the pilot plant. All four coal samples have shown to be suitable for BCBC coal processing technology.

Amerod Resources Limited - ARZ
ACN 071 527 083

Coal Technology Update (continued)

Results from the testing show increases in the coal's energy from approximately 4,500 kcals/kg to approximately 6,200kcals/kg were achieved. As a consequence, BCBC is now in discussions with the Indonesian coal producers regarding potential commercial opportunities.

South Africa

Following successful trials of their bituminous coal in the BCBC pilot plant, a South African company is now negotiating for a more significant trial of their coal in the demonstration plant.

Australia

A processor of Australian low rank coal has reached agreement on preliminary commercial arrangements to initiate the design and supply of a 170,000 tonne per annum BCBC plant.

During the extended option period, Amerod will continue to finalise its due diligence process and will provide assistance and expertise to White and BCBC in securing customers and further developing the technology. In this regard, in the period since June when the option was first entered into the levels of market interest in the BCBC technology has increased markedly, driven in part by the broader energy supply dynamic. Amerod will continue to advise the market as further information on these trials and negotiations becomes available.

For further information please contact:

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

Yours Sincerely

DAVID FRANKS
Company Secretary
Amerod Resources Limited

Amerod Resources Limited
(formerly Spike Networks Limited)

ABN 62 071 527 083

Annual report
As at 30 June 2005

Contents Page

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

Chairman's Letter

Dear Shareholder

Following the approval of shareholders on 18 February 2005 at the company's Extraordinary General Meeting, the company has achieved many significant milestones during the financial year. The year has seen the company:

- Undertake and complete a recapitalisation process, incorporating a 1 for 20 share consolidation with a $3.5 million capital raising.
- Change the nature of its business activities to a company that is focused on creating a diversified resource group. Amerod's assets now include:
    - Mineral Exploration Assets: A number of nickel sulphide exploration projects located in Western Australia.
    - Coal Technology Assets: An option to acquire a world leading patented coal technology.
- Successfully raise an additional $500,000 at a price of AU$0.25 per share under a Prospectus dated 26 July 2005. This offer closed early and was fully subscribed by clients of Cameron Stockbrokers Limited.

Initial steps in evaluating the mineral exploration assets have commenced, with further investigations and work to be undertaken in the coming months.

As announced to the market on 8 June 2005, Amerod has signed a six month converting note agreement with White Energy Technology to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd. The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels. In the announcement, Amerod noted that commercial negotiations had commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. Over the coming months, Amerod will be evaluating and continuing to conduct due diligence on the White Energy technology. Once this process is complete we hope to be in a position to present this transaction to shareholders for their approval prior to the end of the calendar year.

The Board would like to thank the shareholders, both old and new shareholders who have joined in the recent capital raisings, for providing Amerod with the opportunity to undertake these new and exciting projects.

Yours faithfully

John McGuigan
Chairman

23 September 2005

Directors' report

The directors present their report on the consolidated entity, consisting of Amerod Resources Limited ("**the Company**" or "**Amerod**") and the entities it controlled at the end of, or during, the year ended 30 June 2005.

Directors

The following persons were directors of the Company during the whole of the financial year and up to the date of this report:

J.V. McGuigan

J.C. Atkinson

I.T. Khan

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of a consideration of how best to restructure the company and a review of alternative opportunities. During the year, the Board proposed to shareholders to acquire a mining exploration company, Amerod Exploration Limited (formerly Amerod Resources Limited). This was approved by shareholders on 18 February 2005.

Dividends

No amounts have been paid or declared by way of dividend during the current financial year (2004 : Nil).

Review of Operations

The consolidated entity's loss from ordinary activities was $488,799 (2004: loss $412,024). Comments on the operations and the results of those operations are set out below:

a) Revenue comprises $56,285 interest earned on the consolidated entity's cash deposits and other income of $3,049;
b) In February 2005, shareholders approved the consolidation of shares (1 for 20) reducing the number of shares on issue from 137,186,243 to 6,859,477;
c) In March 2005 the Company raised $3,500,000 of funds through a placement under Prospectus dated 4 February 2005;
d) In March 2005 the Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008;
e) In March 2005, the company issued 3,830,000 ordinary shares further to approval of shareholders under the Extraordinary General Meeting on 18 February 2005;
f) In March 2005, the Company raised $164,800 of funds through a placement under Listing Rule 7.1;
g) On 18 February 2005 the Company changed its name from Spike Networks Limited to Amerod Resources Limited;
h) On 8 June 2005, the Company purchased a convertible note for $250,000 with White Energy Technology with an option to purchase their patented coal processing technology.

Earnings per share	2005 Cents	2004 cents
Basic and diluted earnings per share	(3.0)	(0.4)

Diluted earnings per share represents the impact on shareholder earnings if all options that had been on issue were instead converted into ordinary shares.

Significant Changes in the State of Affairs

During the year, the Company changed the nature of its activities to a company involved in the resources industry to build a broad based resource house with an initial project in nickel exploration and a significant change in the scale of those activities.

Changes to the contributed equity of the Company from $53,638,330 to $59,665,559 has resulted from:

Directors' report (continued)

Date	Details	Notes	Number of shares	Number of options	$
1 July 2003	Opening balance		93,707,983		53,638,330
2 Feb 2004	Issue of shares at $0.023 per share		43,478,260		1,000,000
					54,638,330
	Less: Transaction costs arising on share issues				(65,000)
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20		(130,326,766)		-
8 Mar 2005	Issue of shares at $0.20 per share	(a)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(b)	3,830,000		
8 Mar 2005	Issue of shares at $0.20 per share	(c)	7,000,000		1,400,000
8 Mar 2005	Issue of 25 cent options expiring 30 Nov 2008	(c)		7,000,000	269,167
8 Mar 2005	Issue of 40 cent options expiring 30 Nov 2008	(c)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(d)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559

(a) On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(b) On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(c) On 8 March 2005 the company purchased Amerod Explorations Limited (formerly Amerod Resources Limited) through a placement of 7,000,000 ordinary shares, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 performance options exercisable at $0.40 expiring 30 November 2008 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(d) Pursuant to Listing Rule 7.1, the company raised $164,800 of funds through a placement of 824,000 ordinary shares.

Except for the matters discussed above, there were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters Subsequent to the End of the Financial Year

Except for the matters discussed below, no matters or circumstances have arisen since 30 June 2005 that significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the consolidated entity's state of affairs in future financial years.

On 2 August 2005, the Company raised $500,000 through the issue of 2,000,000 shares at $0.25 under Prospectus dated 26 July 2005 for additional working capital purposes.

Likely Developments and Expected Results of Operations

The Board is currently reviewing investment options and opportunities regarding the future of Amerod and will revert to shareholders in this regard at an appropriate time such as the White Energy Technology proposal.

Amerod will continue to undertake work on its exploration projects as outlined in its prospectus dated 4 February 2005 and examine other projects as they arise.

Directors' report (continued)

Information on Directors

JV McGuigan LL.B, B.Ec., FCPA – Non-Executive Chairman
Mr McGuigan was appointed as a director on 11 September 1998 and as Executive Chairman on 7 March 2000. Mr McGuigan stood down as executive chairman on 30 June 2001. Mr McGuigan has both an accounting and legal background. He has been on the boards of a number of public and private companies and has maintained an active involvement in charitable and civic organisations. Mr McGuigan retired as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr Atkinson. Mr McGuigan is a member of the audit committee and the remuneration/nomination committee.

Other current directorships : Victor Chang Cardiac Research Institute Limited

Former directorships in last 3 years : Hunter Bay Innovation Limited

JC Atkinson B.Juris., LL.B – Executive Director
Prior to joining the Company Mr Atkinson was a solicitor and partner with Baker & McKenzie in Hong Kong, where he practised principally as a mergers and acquisitions lawyer. He resigned as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr McGuigan. Mr Atkinson became a director of the Company on 15 February 1999 and is a member of the audit committee and the remuneration/nomination committee. On 1 January 2003, Mr Atkinson was appointed an executive director.

Other current directorships :

Former directorships in last 3 years :

IT Khan B.A. (Hons) – Non-Executive Director
Co-founder of techpacific. Former managing director of Nomura, based in Hong Kong, and responsible for regional (non-Japan Asian) investment banking and fixed income business. Mr Khan has over 16 years' corporate finance and investment banking experience with financial institutions such as Citicorp, UBS and Schroders. In addition to techpacific, Mr. Khan is also managing director of Crosby Asia Holdings, a regional Asian investment banking firm, and a board member of Entone, a Hong Kong and US-based broadband services company.

Other current directorships :

Former directorships in last 3 years :

Information on Company Secretary

The Company Secretary is David Franks BEc, CA, CFP, JP. Mr Franks was appointed on 3 February 2005 and is principal of Franks and Associates Pty Ltd (Chartered Accountants). He is currently company secretary of the following public companies: Microview Limited, Real Brands Limited, Amerod Resources Limited, Etick Limited, Solar Sailor Holdings Limited, Redman Mining Limited, Van Eyk.Com Limited, Van Eyk Research Limited and Stem Cells Technologies Limited.

Particulars of Directors' Interests in Shares and Options

Details of the directors' interests in shares and options of the Company as at the date of this report are as follows:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	1,330,623	90,500	-
JC Atkinson	1,294,973	70,500	-
IT Khan (3)	-	-	-
Hunter Bay Partners Pty Ltd (4)	-	-	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.

(2) 6,000,000 performance options: $0.40 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals.

(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 523,528 Shares.

(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

Directors' report (continued)

Meetings of Directors

The numbers of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2005 and the number of meetings attended by each director were:

	Meetings of Directors		Meetings of Audit & Finance Committee	
Non-executive directors	**Held ***	**Attended**	**Held ***	**Attended**
JV McGuigan	13	13	N/A	N/A
IT Khan	13	13	#	#
Executive director				
JC Atkinson	13	13	N/A	N/A

* reflects the numbers of meetings held while a director held office or was a member of the committee

not a member of the Audit & Finance committee

N/A Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the Board.

Retirement, Election and Continuation in Office of Directors

It is the Board's policy to consider the appointment and retirement of non-executive directors on a case-by-case basis. In doing so, the Board must take into account the requirements of the Australian Stock Exchange Listing Rules and the Corporations Act 2001.

In accordance with the Company's constitution Mr JV McGuigan will retire at the Company's forthcoming annual general meeting and offer himself for re-election.

Currently, all directors are required to be re-elected at least every three years, at least one-third of the directors must retire at each annual general meeting.

Remuneration report

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Details of remuneration

C. Service agreements

D. Share based compensation - options

A. Principles used to determine the nature and amount of remuneration

Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan (details are set out in Note 16). Remuneration and other terms of employment are formalised in service agreements. In relation to Mr Atkinson, executive director, the remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Directors' report (continued)

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all directors' fees.

B. Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of the Company and each of the officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of Amerod Resources Limited

Name	Directors' fees $	Superannuation $	Options $	Total $
JV McGuigan	-	-	-	-
IT Khan	-	-	-	-

Executive director of Amerod Resources Limited

Name	Cash salary and FBT $	Superannuation $	Options $	Total $
JC Atkinson	139,240	10,800	-	150,040
Hunter Bay Partners Pty Ltd (i)	-	-	270,000	270,000

As it was the case in the prior year, John Atkinson assumed certain executive responsibilities particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the Company with the objective of requoting the Company's shares on the ASX and was appointed an executive director on 1 January 2003.

(i) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice. During the year $17,640 was paid to Hunter Bay Partners for secretarial services and $44,045 was paid to Hunter Bay Services for rent, communication and administrative costs relating to Amerod's office costs.

Company Secretary of Amerod Resources Limited

Name	Consulting Fees $	Superannuation $	Options $	Total $
David Franks	18,895	-	-	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, is paid for performing these services. The fees above are excluding GST (total of $20,784 including GST).

C. Service Agreements

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below:

JC Atkinson, Executive Director

- Term of agreement – medium term commencing 1 November 2004
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

Directors' report (continued)

DJ Franks, Company Secretary

- Term of agreement – 12 months from February 2005
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

D. Share based compensation - options

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 performance options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Any other options granted during or since the end of the financial year have been in relation to investments made under the Prospectus dated 4 February 2005 under the same terms and conditions as all other shareholders and as part of the consideration issued to acquire a business, as approved in the Extraordinary General Meeting on 18 February 2005.

Shares Under Option

Pursuant to the approval of shareholders at the Annual General Meeting in December 2004, certain options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered. These options were cancelled under the Prospectus dated 4 February 2005. Details are as follow:

Date options granted	Expiry date	Issue price of Shares	Number under option
2 February 2004 *	30 September 2007	3.7 cents	8,000,000

***** *Terms and conditions*

First tranche of 2,000,000 options may be exercisable at any time from the date of issue

Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 4 cents per share

Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 5 cents per share

Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 7.5 cents per share

In addition to this cancellation of options, additional options issued during the year are outlined below:

Date options granted	Expiry date	Issue price of Shares	Number under option
8 March 2005 (1)	30 November 2008	25.0 cents	8,750,000
8 March 2005 (2)	30 November 2008	25.0 cents	7,000,000
15 March 2005 (3)	30 November 2008	25.0 cents	412,000
8 March 2005 (4)	30 November 2008	25.0 cents	6,000,000
8 March 2005 (5)	30 November 2008	40.0 cents	6,000,000
			28,162,000

(1) Issued under Prospectus dated 4 February 2005, 1 for 2 attached free option

(2) Issued under Prospectus dated 4 February 2005, part consideration for acquisition of Amerod Exploration Limited (formerly Amerod Resources Limited)

(3) Issued under Listing Rule 7.1

(4) Issued under Prospectus, performance options to Hunter Bay Partners Pty Ltd, an entity which is associated with Mr JV McGuigan and Mr JC Atkinson

(5) Issued under Prospectus dated 4 February 2005, part consideration for acquisition of Amerod Exploration Limited (formerly Amerod Resources Limited)

Directors' report (continued)

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

All options that had previously been issued to employees lapsed upon cessation of their employment pursuant to the Rules of the Employee Option Plan.

Shares Issued on Exercise of Options

No options were exercised under the Company's Employee Option Plan and the Company's Option Plan during the year ended 30 June 2005.

There is a total of 28,162,000 options over ordinary shares on issue at 30 June 2005, with the terms and conditions outlined above.

Subsequent to year end, on 4 August 2005 10,000 options were exercised at an exercise price of 25 cents.

Insurance of officers

During the financial year, the consolidated entity paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any subsidiary bodies corporate as defined in the insurance policy.

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Environmental regulation

The consolidated entity is committed to environmental care and aims to carry out its activities in an environmentally responsible and scientifically-sound way. In performing exploration activities, some disturbances of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occur. These activities have been managed in a way that reduced environmental impact to a practical minimum. Rehabilitation of any land disturbances would occur as soon as practicable after exploration activity in an area has been completed.

The consolidated entity has, as far as the Directors are aware, complied with all statutory requirements relating to its exploration activities.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company are important.

Details of amounts paid or payable to the auditor for additional non-audit services provided during the year are set out in Note 15 to the Financial Statements.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 15 to the Financial Statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non audit services have been reviewed by the board to ensure they do not impact the impartiality and objectivity of the auditor
- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors own work, acting in a management or decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Directors' report (continued)

A copy of the auditors' independence declaration as required under Section 307C of the Corporations Act 2001 is set out on Page 10.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
23 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Amerod Resources Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Amerod Resources Limited and the entities it controlled during the period.

BK Hunter
Partner
PricewaterhouseCoopers

Sydney
23 September 2005

Corporate governance statement

The Board of Directors of Amerod Resources Limited is responsible for the corporate governance of the Company. The Board monitors the business affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board of Directors acknowledge the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council. However in view of the Company's current size and extent of nature of operations, full adoption of the recommendations is currently not practical. The Board will continue to work towards full adoption of the recommendations in line with growth and development of the Company in the years ahead. Where the Company's framework was different to the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council, it has been noted.

A summary of the current corporate governance practices as adopted by the Board is as follows:

The Board of Directors

The board carries out its responsibilities according to the following mandate:

- The Board should comprise at least three directors, with at least two-thirds being non-executive directors;
- The Chairman of the board should be a non-executive director;
- The directors should possess a broad range of skills, qualifications and experience;
- The board should at least meet on a quarterly basis; and
- All available information in connection with items to be discussed at a meeting of the board shall be provided to each director prior to that meeting.

The primary responsibilities of the Board include:

- The approval of the annual and half-yearly financial report;
- The establishment of the long term goals of the consolidated entity and strategic plans to achieve those goals;
- The review and adoption of annual budgets for the financial performance of the consolidated entity and monitoring the results on a quarterly basis;
- Ensuring that the consolidated entity has implemented adequate internal controls together with appropriate monitoring of compliance activities; and
- Ensuring that the consolidated entity is able to pay its debts as and when they fall due.

The Company discloses the curriculum vitae of each director in its Annual Report.

The function of Chairperson (John McGuigan) and Executive Director (John Atkinson) are separate.

Due to the size of the Company, the members of the Remuneration Committee and Nomination Committee are the same.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:

- The majority of the Board should be independent. Presently the Board consists of one part time executive director (John Atkinson) and two non-executive directors (John McGuigan and Ilyas Khan). However as each of their shareholding in the Company is considered substantial, they are not considered independent.
- The Chairperson should be independent. Presently the Chairperson is John McGuigan who is a non-executive director. However as his shareholding in the Company is considered substantial, he is not considered independent.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the consolidated entity's expense concerning any aspect of the consolidated entity's operations or undertaking in order to fulfil their duties and responsibilities as directors.

Ethical Standards

The Board endeavours to ensure that the Directors, officers and employees of the Company act with integrity and observe the highest standards of behaviour and business ethics in relation to their corporate activities.

Corporate governance statement (continued)

Specifically, that Directors, officers and employees must:
- Comply with the law
- Act in the best interests of the Company
- Be responsible and accountable for their actions, and
- Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Trading Policy
The company's policy regarding Directors and employees trading in its securities, is set by the finance committee. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit & Finance Committee
The board has established an audit and finance committee consisting of the following directors:
- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The names and qualifications of the directors in the Audit & Finance Committee and the number of meetings held are disclosed in the Annual Report.

The audit and finance committee provides a forum for the effective communication between the Board and external auditors. The committee reviews:
- The annual and half-yearly financial report prior to their approval by the Board;
- The effectiveness of management information systems and systems of internal control; and
- The efficiency and effectiveness of the external audit function.

The audit and finance committee invites the Chief Financial Officer, other directors and the external auditors to attend committee meetings on occasion. The audit and finance committee also meets with external auditors, as necessary, concerning any matters that arise in connection with the performance of their role, including the adequacy of internal controls. Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the board.

The Audit & Finance Committee requests the Company's external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Audit & Finance Committee should consist of three members, the majority being independent and the Chairperson being independent and not the Chairperson of the Board. The committee only consists of two members, with the Chairperson being the Chairperson of the Board and as outlined in *The Board of Directors* Section, the directors are not considered independent.

Continuous Disclosure
The company secretary has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.
The Board and the Company Secretary are responsible for the communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings. The Company adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed.

Corporate governance statement (continued)

Remuneration Committee / Nomination Committee
The Board has established a remuneration committee / nomination committee consisting of the following directors:
- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an as needed basis and makes recommendations on remuneration packages and terms of employment to the board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the consolidated entity's operations, the remuneration committee occasionally seeks the advice of external advisers in connection with the structure of remuneration packages.

Full remuneration disclosure, including superannuation entitlements, and the number of meetings of the Remuneration Committee is provided by the Company in its Annual Report. The Remuneration Committee ensures that all equity based executive remuneration is made within the guidelines set by plans approved by shareholders.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Remuneration Committee should consist of three members, the majority being independent and chaired by an independent person. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

The nomination committee considers the appointment and retirement of non-executive directors on a case by case basis. In doing so, the Board must take into account the requirements of Listing Rules and the Corporations Act 2001. Currently all Directors are required to be re-elected at least every three years and at least one-third of directors must retire at each annual general meeting. This process also includes ongoing evaluation of the performance of the Board and its individuals according to the goals, objectives and primary responsibilities of each director as outlined in *The Board of Directors* Section.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Nomination Committee should consist of three members, the majority being independent. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

Risk Management
The Board is responsible for the consolidated entity's system of internal controls. The Board constantly monitors the operation and financial aspects of the consolidated entity's activities and considers the recommendations and advice of external auditors and other external advisers on the operations and financial risks that face the consolidated entity.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the consolidated entity has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Company does not have a full time chief executive officer or chief financial officer and therefore statements are not obtained from such persons in relation to Best Practice Recommendation 4.1.

Corporate governance statement (continued)

Code of Conduct
As part of the Board's commitment to the highest standard of conduct, the consolidated entity adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- Responsibilities to shareholders;
- Compliance with laws and regulations;
- Relations with customers and suppliers;
- Ethical responsibilities;
- Employment practices; and
- Responsibilities to the environment and the community.

Amerod Resources Limited
Financial report
As at 30 June 2005

Contents Page

This financial report covers both Amerod Resources Limited as an individual entity and the consolidated entity consisting of Amerod Resources Limited and its controlled entities.

Amerod Resources Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 2-10, which is not part of this financial report.

Statements of financial performance - for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Revenue from ordinary activities	2	**59,334**	16,541	**45,530**	3,234
Employee benefits expense		**(275,811)**	(185,137)	**(275,811)**	(185,137)
Depreciation and amortisation expenses	3	**(8,578)**	(2,730)	**(8,531)**	(2,730)
Borrowing costs expense	3	**(23)**	(145)	**(23)**	(145)
External advisory fees		**(227,245)**	(143,944)	**(227,245)**	(143,944)
Other expenses from ordinary activities		**(36,476)**	(96,609)	**(34,160)**	(96,085)
(Loss) from ordinary activities before income tax expense	3	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Income tax expense	4	**-**	-		-
Net (loss)		**(488,799)**	(412,024)	**(500,240)**	(424,807)
Total changes in equity other than those resulting from transactions with owners as owners	12	**(488,799)**	(412,024)	**(500,240)**	(424,807)
		Cents	Cents		
Basic and diluted earnings per share	20	**(3.0)**	(0.4)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position - as at 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Current assets					
Cash assets	5,13	**2,948,989**	815,796	**2,946,090**	350,897
Receivables	6	**10,227**	4,423	**131,455**	307
Total current assets		**2,959,216**	820,219	**3,077,545**	351,204
Non-current assets					
Other financial assets	7	**250,000**	-	**2,631,817**	450,000
Exploration assets	8	**2,048,702**	-	-	-
Property, plant and equipment	9	**10,233**	14,334	**5,803**	14,334
Total non-current assets		**2,308,935**	14,334	**2,637,620**	464,334
Total assets		**5,268,151**	834,553	**5,715,165**	815,538
Current liabilities					
Payables	10,13	**92,464**	262,296	**569,934**	262,296
Total current liabilities		**92,464**	262,296	**569,934**	262,296
Total liabilities		**92,464**	262,296	**569,934**	262,296
Net assets		**5,175,687**	572,257	**5,145,231**	553,242
Equity					
Parent entity interest					
Contributed equity	11	**59,665,559**	54,573,330	**59,665,559**	54,573,330
Accumulated losses	12	**(54,489,872)**	(54,001,073)	**(54,520,328)**	(54,020,088)
Total equity		**5,175,687**	572,257	**5,415,231**	553,242

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows - for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Cash flow from operating activities					
Receipts from customers (inclusive of goods & services tax)		3,049	-	3,049	-
Payments to suppliers and employees (inclusive of goods & services tax)		(808,507)	(427,371)	(707,748)	(425,897)
		(805,458)	(427,371)	(704,699)	(425,897)
Interest received		50,481	16,541	36,677	3,234
Borrowing costs		(23)	(145)	(23)	(145)
Net cash (outflows) from operating activities	21	(755,000)	(410,975)	(668,045)	(422,808)
Cash flows from investing activities					
Loans made to controlled entities		-	-	(125,344)	-
Loans received from controlled entities		-	-	478,170)	-
Cash acquired through business combination		3,150			
Payments for investment in other entity		(250,000)	-	(250,000)	-
Payments for exploration assets		(20,892)	-	-	-
Payments for property, plant and equipment		(4,477)	(17,064)	-	(17,064)
Net cash (outflows) from investing activities		(272,219)	(17,064)	102,826	(17,064)
Cash flows from financing activities					
Proceeds from shares and options issued		3,664,800	935,000	3,664,800	935,000
Costs of share issue		(504,388)	-	(504,388)	-
Repayment of borrowings to related parties		-	-	-	(195,000)
Net cash inflows from financing activities		3,160,412	935,000	3,160,412	740,000
Net increase (decrease) in cash held		2,133,193	506,961	2,595,193	300,128
Cash at the beginning of the financial year		815,796	308,835	350,897	50,769
Cash at the end of the financial year	5	2,948,989	815,796	2,946,090	350,897
Non cash investing and financing activities	21				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements
30 June 2005

Notes to the financial statements

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 23.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Amerod Resources Limited (**"Amerod"**, **"Company"** or **"parent entity"**) as at 30 June 2005 and the results of all controlled entities for the year then ended. Amerod Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Tax consolidation legislation

Amerod and its wholly-owned Australian controlled entity have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Amerod, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entity in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Under a proposed tax sharing agreement, amounts receivable or payable with the tax consolidated entities will be recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement will be recognised as a component of income tax expense (revenue).

The deferred tax balances when recognised by the parent entity in relation to wholly-owned entities joining the tax consolidated group will be measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, will be remeasured based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances will also be recognised in the consolidated financial statements as income tax expense or revenue, or as direct debits to the asset revaluation reserve to the extent the adjustments relate to the revaluation of assets. There is no impact on the income tax expense for the year.

Note 1. Summary of significant accounting policies (continued)

(c) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of the assets given up, shares or options issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where shares or options are issued in an acquisition, the value of the shares or options is determined having reference to the fair value of the assets or net assets acquired, including goodwill or discount on acquisition where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(d) Revenue recognition

Revenue is generally recognised in proportion to the service that has been completed and collection of the resulting receivable is probable.

Interest income is recognised as it accrues.

(e) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(f) Exploration and Evaluation Costs

Exploration and evaluation expenditure on exploration tenements and rights to farm-in are accumulated separately for each area of interest. Such expenditure comprises of net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest, or
- alternatively, by its sale; or
- exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure that fails to meet at least one of the conditions outlined above is written off or a provision made. Provisions are made where farm-in partners are sought and there is a possibility that carried-forward expenditures may have to be written off in the future. In the event that farm-in agreements are reached or the Company undertakes further exploration in its own right on those properties, the provisions would be reviewed and if appropriate, written back.

Evaluation of each area of interest/mineral resource is carried forward, but only to the extent its recoupment out of revenue to be derived from the relevant area of interest/mineral resource, or from sale of that area of interest, is reasonably assured.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off. Expenditure is not carried forward in respect of any area of interest unless the Company's right of tenure to that area of interest is current.

Note 1. Summary of significant accounting policies (continued)

(f) Exploration and Evaluation Costs (continued)

Identifiable exploration assets acquired from another mining company are recognised as assets at their cost of acquisition, as determined by the requirements of AASB1015 Accounting for the Acquisition of Assets. Exploration assets acquired are reassessed on a regular basis and these costs are carried forward provided that at least one of the above conditions is met.

(g) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs. The expected net cashflows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate.

(h) Investments

Investments in unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1 (a).

(i) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment 2 –3 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

(j) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) Employee entitlements

(i) – Share-based compensation
The value of the equity-based compensation scheme described in note 14 is not being recognised as an employee benefits expense.

(ii) - Superannuation

The amount charged to the statement of financial performance in respect of superannuation represents the contribution made by the Company to the superannuation fund.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on bank overdrafts, bank fees and charges.

(m) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 1. Summary of significant accounting policies (continued)

(n) Earnings per share

(i) - Basic earnings per share
Basic earnings per share is determined by dividing the profit/(loss) after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) - Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 2. Revenue

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Revenue from ordinary activities				
Interest	**56,285**	16,541	**42,481**	3,234
Other	**3,049**	-	**3,049**	-
	59,334	16,541	**45,530**	3,234

Note 3. Loss from ordinary activities

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Loss from ordinary activities before income tax includes the following specific net gains and expenses:				
Net gains				
Reversal of provision – closure costs	**200,000**	-	**200,000**	-
Net expenses				
Interest and finance charges paid/payable	**23**	145	**23**	145
Depreciation plant and equipment	**8,578**	2,730	**8,531**	2,730
Rental expense	**36,817**	60,000	**36,817**	60,000

Note 4. Income tax

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Income tax expense				
The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:				
(Loss) from ordinary activities before income tax expense	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Income tax calculated @ 30%	**(146,640)**	(123,607)	**(150,072)**	(127,442)
Tax effect of permanent differences:				
Restructuring costs in relation to reversal of provision	**60,000**	-	**60,000**	-
Income tax adjusted for permanent differences	**(86,640)**	(123,607)	**(90,072)**	(127,442)
Tax losses and timing differences not bought to account	**86,640**	123,607	**90,072**	127,442
Aggregate income tax expense	**-**	-	**-**	-
Tax losses				
The directors estimate that the potential future income tax benefit at 30 June 2005 in respect of tax losses and timing differences not bought to account is:	**-**	213,328	**-**	219,033

This benefit for tax losses will only be obtained if:

a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or
b) the losses are transferred to an eligible entity in the consolidated entity; and
c) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
d) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Tax consolidation legislation

Amerod Resources Limited and its wholly-owned Australian subsidiary have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(b). There is no impact on the income tax expense for the year.

The wholly-owned entities have fully compensated Amerod for deferred tax liabilities assumed by Amerod on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to Amerod.

The entities will enter into a tax sharing and funding agreement. Under the terms of this proposed agreement, the wholly-owned entities will reimburse Amerod for any current income tax payable by Amerod arising in respect of their activities. The reimbursements will be payable at the same time as the associated income tax liability falls due and will therefore be recognised as a current tax-related receivable by Amerod. In the opinion of the Directors, the proposed tax sharing agreement will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Amerod.

Note 5. Current assets – Cash assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Cash at bank and on hand	2,948,989	273,359	2,946,090	262,229
Deposits at call	-	542,437	-	88,668
	2,948,989	815,796	2,946,090	350,897

Deposits at call

In 2004, the deposits bear interest at rate of 4.6% and $17,500 is secured pursuant to a Bank Guarantee.

Note 6. Current assets - Receivables

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Loans to related parties	-	-	125,344	-
Other	10,227	4,423	6,111	307
	10,277	4,423	131,455	307

Note 7. Non-current assets - Other financial assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Other (non-traded) investments				
Convertible Note in private company	250,000	-	250,000	-
Shares in controlled entities (note 18)	-	-	2,381,817	450,000
Shares in other related parties	-	-	-	-
	250,000	-	2,631,817	450,000

Note 8. Non-current assets – Exploration assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Other (non-traded) investments				
Exploration Tenaments				
Glen Ayle : E69/1962	11,714	-	-	-
Glen Ayle : E69/1963	9,061	-	-	-
Glen Ayle : E69/1964	8,051	-	-	-
Bridgetown : E70/2723	13,112	-	-	-
Bridgetown : E70/2724	14,179	-	-	-
Nanutarra : E08/1162	32,650	-	-	-
Mt Mundy : E37/771	25,997	-	-	-
Exploration rights	1,933,938	-	-	-
	2,048,702	-	-	-

Note 9. Non-current assets – Property, plant & equipment

	Consolidated 2005 $	2004 $	Parent 2005 $	2004 $
Plant and equipment				
Plant and equipment – at cost	**27,334**	22,857	**22,857**	22,857
Less: Accumulated depreciation	**(17,101)**	(8,523)	**(17,054)**	(8,523)
Total plant and equipment	**10,233**	14,334	**5,803**	14,334

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Consolidated Plant and equipment $	Parent Plant and equipment $
Carrying amount at 1 July 2004	14,334	14,334
Additions	4,477	-
Depreciation/amortisation expense (note 3)	(8,578)	(8,531)
Carrying amount at 30 June 2005	10,233	5,803

Note 10. Current liabilities - Payables

	Consolidated 2005 $	2004 $	Parent 2005 $	2004 $
Trade creditors	**33,433**	47,296	**32,733**	47,296
Loans from controlled entities	-	-	**478,170**	-
Other creditors – accruals	**59,031**	215,000	**59,031**	215,000
	92,464	262,296	**569,934**	262,296

Note 11. Contributed equity

	Parent 2005 Shares	2004 Shares	Parent 2005 $	2004 $
(a) Share capital				
Paid up capital ordinary shares each fully paid	**36,013,477**	137,186,243	**59,665,559**	54,573,330

Note 11. Contributed equity (continued)

(b) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Number of options	$
1 July 2003	Opening balance		93,707,983		53,638,330
2 Feb 2004	Issue of shares at $0.023 per share		43,478,260		1,000,000
					54,638,330
	Less: Transaction costs arising on share issues				(65,000)
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20	(g)	(130,326,766)		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(e)	3,830,000		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	7,000,000		1,400,000
8 Mar 2005	Issue of 25 cent options expiring 30 Nov 2008	(d)		7,000,000	269,167
8 Mar 2005	Issue of 40 cent options expiring 30 Nov 2008	(d)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(e)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder is entitled to vote, may vote in person, or by proxy or attorney or, being a corporation, be representative duly authorised under the Corporations Act 2001, and has one vote on a show of hands and one vote per fully paid share on a poll.

(d) Options

Pursuant to the approval of shareholders at the Annual General Meeting in December 2004, 8,000,000 options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered at an issue price of 3.7 cents a share and an expiry date of 30 September 2007. Pursuant to the Prospectus dated 4 February 2005, these options were cancelled.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 15,750,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued as follows:

(i) 7,000,000 options to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business

(ii) 8,750,000 options to the subscribers under the Prospectus where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.40 and an expiring date of 30 November 2008 were issued to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business.

Pursuant to Listing Rule 7.1, 412,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to the subscribers where 1 free attaching option was issued for every 2 shares allotted and issued.

Note 11. Contributed equity (continued)

(e) Issue of shares

On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company purchased Amerod Explorations Limited (formerly Amerod Resources Limited) through a placement of 7,000,000 ordinary shares at an issue price of $0.20 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

Pursuant to Listing Rule 7.1, the company raised $164,800 of funds through a placement of 824,000 ordinary shares.

(f) Employee share scheme

Information relating to the Amerod Resources Limited Employee Option Plan, including details of options issued under the Scheme, are set out in Note 16.

(g) Share consolidation

As approved by shareholders on 18 February 2005 the company consolidated its shares on a 1 for 20 basis, resulting in a reduction in the number shares from 137,186,243 to 6,859,477.

Note 12. Accumulated losses

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**(54,001,073)**	(53,589,049)	**(54,020,088)**	(53,595,281)
Loss attributable to members of Amerod Resources Limited	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Accumulated losses at the end of the financial year	**(54,489,872)**	(54,001,073)	**(54,520,328)**	(54,020,088)

Note 13. Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial performance, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods are set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Note 13. Financial instruments (continued)

	Notes	Floating interest rate $	Fixed 1 year or less $	Non-interest Bearing $	Total $
2005					
Financial assets					
Cash and deposits	5	2,948,989	-	-	2,948,989
Receivables	6	-	-	10,227	10,227
Weighted average interest rate		1.63%			
Financial liabilities					
Trade and other creditors	10	-	-	92,464	92,464
Net financial assets / (liabilities)		2,948,989	-	(82,237)	2,866,752
2004					
Financial assets					
Cash and deposits	5	815,796	-	-	815,796
Receivables	6	-	-	4,423	4,423
Weighted average interest rate		3.07%			
Financial liabilities					
Trade and other creditors	10	-	-	262,296	262,296
Net financial assets / (liabilities)		815,796	-	(257,873)	557,923

On balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

Note 14. Director and executive disclosures

Directors

The following persons were directors of Amerod Resources Limited during the financial year:

Chairman – non-executive
J.V. McGuigan

Executive directors
J.C. Atkinson, *Managing Director*

Non-executive directors
I.T. Khan

Executives (other than directors)

Except for the executive director discussed above, there are no other executives.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration
Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan

Note 14. Director and executive disclosures (continued)

(details are set out in note 16). Remuneration and other terms of employment are formalised in service agreements except where noted otherwise.

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all non-executive directors' fees.

Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of the Company and each of the officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of Amerod Resources Limited

	Directors' fees	Superannuation	Options	Total
Name	$	$	$	$
JV McGuigan	-	-	-	-
IT Khan	-	-	-	-

Executive director of Amerod Resources Limited

	Cash salary	Superannuation	Options	Total
Name	$	$	$	$
JC Atkinson	139,240	10,800	-	150,040
Hunter Bay Partners Pty Ltd	-	-	270,000	270,000

As it was the case in prior year, John Atkinson assumed certain executive responsibilities particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the company with the objective of requoting the Company's shares on the ASX and was appointed an executive director on 1 November 2004.

Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options (exercise price of $0.25 and an expiring date of 30 November 2008). These were valued at $270,000 in the Explanatory Memorandum attached to the Notice.

Company Secretary of Amerod Resources Limited

	Consulting Fees	Superannuation	Options	Total
Name	$	$	$	$
David Franks	18,895	-	-	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, are paid for performing these services. The fees above are excluding GST (total of $20,784 including GST).

Service agreements

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below

J.C. Atkinson, *Executive Director*

- Term of agreement – medium term commencing 1 November 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

Note 14. Director and executive disclosures (continued)

DJ Franks, Company Secretary

- Term of agreement – 12 months from February 2005
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

Share-based compensation – options

No options were granted to nor exercised by executive and non-executive directors under the Amerod Resources Limited Employee Option Plan, details of which are set out in note 16.

Equity instrument disclosures relating to directors and executives

Option and shareholdings

Share and options over ordinary shares in the company held during the financial year by any director of Amerod Resources Limited or any of the specified executives of the consolidated entity, including their personally-related entities are outlined below:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	1,330,623	90,500	-
JC Atkinson	1,294,973	70,500	-
IT Khan (3)	-	-	-
Hunter Bay Partners Pty Ltd (4)	-	-	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.
(2) 6,000,000 performance options: $0.40 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals, with 3,000,000 vesting where the volume weighted average share price is above $0.30 for one month and with 3,000,000 vesting where the volume weighted average share price is above $0.35 for one month.
(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 523,528 Shares.
(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

The numbers of options granted under the Amerod Resources Limited Employee Option Plan and the terms and conditions under which they were to be granted are described in note 16. All other transactions relating to shares and options of the Company were on the same basis as similar transactions with other shareholders unless specifically noted.

Option provided as remuneration

Name	Options Granted Number	Options Vested Number
Hunter Bay Partner Pty Ltd	6,000,000	0

The assessed fair value of the options granted to directors is allocated upon a vesting event, with the amount included in the remuneration period on granting of the option, as the vesting period is unknown or uncertain. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non tradeable nature of the option, the share price at grant date and the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2005 included:

- Options are granted for no consideration, with no discount attributed as a result of vesting periods
- Exercise price of $0.25
- Grant date is 18 February 2005, being the date of the Extraordinary General Meeting

Note 14. Director and executive disclosures (continued)

- Expiry date is 30 November 2008
- Share price at grant date of $0.20
- Expected price volatility of the company's shares between 42.9% and 50% depending on the performance hurdles for the respective tranches
- No expected dividend yield
- Risk free interest rate of 5.15%

Option holdings

The numbers of options over shares in the company held during the financial year by each director of Amerod Resources Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of Amerod Resources Limited				
J.V. McGuigan	-	-	-	-
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	-	-	-	-
Hunter Bay Partners Pty Ltd	0	6,000,000	6,000,000	0

No options are vested and unexercisable at the end of the year.

Share holdings

The numbers of shares in the company held during the financial year by each director of Amerod Resources Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Non-executive directors of Amerod Resources Limited				
J.V. McGuigan	11,475,473	-	(10,144,850)	1,330,623
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	12,100,793	-	(10,805,820)	1,294,973

Other transactions with directors and specified executives

Hunter Bay Partners Pty Ltd, a director related entity, and Hunter Bay Services Pty Limited, a director-related entity, were paid $44,045 (2004 : $84,370) for the provision of office accommodation, parking and the use of certain office-related facilities and services and were paid $17,640 (2004 : $40,000) for the provision of secretarial services during the 12 months ended 30 June 2005.

Note 15. Remuneration of auditors

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
During the year the following services were paid to the auditor of the parent entity and its related practices:				
Fees paid to PricewaterhouseCoopers - Australia				
Audit and review of financial reports	**26,237**	15,000	**26,237**	15,000
Accounting services	**3,520**	5,500	**3,520**	5,500
Tax compliance services	**-**	9,000	**-**	9,000
Tax advice on acquisitions and group reorganisation	**-**	15,050	**-**	15,050
Valuation and due diligence advice	**-**	15,050	**-**	15,050

The parent entity bears the cost of the audit for all companies within the group. It is the consolidated entity's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the consolidated entity are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

Note 16. Employee entitlements

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Employee benefit and related on-costs liabilities				
Included in other creditors	**-**	-	**-**	-
Employee numbers				
Average number of employees during the financial year	**2**	2	**2**	2

Amerod Resources Limited Employee Option Plan

All full and part-time employees and officers and all directors (executive and non-executive) of the Company and its controlled entities or any other entity nominated by the directors of the Company are eligible to participate in the plan. No options were granted nor exercised during the year. The number of unissued ordinary shares under option pursuant to the Amerod Resources Limited Employee Option Plan at 30 June 2005 was nil (2004: nil).

Note 17. Related parties

Directors and specified executives

Disclosures relating to directors and specified executives are set out in note 14.

Wholly-owned group

The wholly-owned group consists of Amerod Resources Limited and its wholly-owned controlled entities, Amerod Exploration Limited, Amerod Holdings Pty Ltd, Spike Services Pty Limited and Spike Licenses, Inc.

Other related parties

Aggregate amount bought to account in relation to other transactions with each class of related parties:

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Loan repaid to:				
Controlled entity	-	-	478,170	195,000

Ownership interests in related parties

Interests held in controlled entities is set out in note 18.

Note 18. Investments in controlled entities

Name of entity	Country of incorporation	Class of share	Equity Holding		Cost of parent entity's investment	
			2005	2004	2005	2004
			%	%	$	$
Spike Services Pty Ltd	Australia	Ordinary	100	100	450,000	450,000
Spike Licenses, Inc.	United States	Ordinary	100	100	155	155
Amerod Exploration Ltd	Australia	Ordinary	100	-	1,931,817	-
Amerod Holdings Pty Ltd	Australia	Ordinary	100	-	-	-
Shares in controlled entities – at cost					2,381,972	450,155
Less: provision for write down to recoverable amount					(155)	(155)
Shares in controlled entities – at recoverable amount					2,381,817	450,000

Acquisition of controlled entity

On 18 February 2005 the parent entity acquired 100% of the issued share capital of Amerod Exploration Limited (formerly Amerod Resources Limited) for $1,931,817. The Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008.

The operating results of this newly controlled entity have been included in the consolidated statement of financial performance since the date of acquisition.

Note 18. Investments in controlled entities (continued)

Details of the acquisition are as follows:

	$
Fair value of identifiable net assets of controlled entity acquired	
Cash	3,150
Plant and equipment	-
Exploration assets	93,872
Trade creditors	(99,143)
	(2,121)
Less: Outside equity interests	-
	(2,121)
Deferred exploration expenditure	1,933,938
Consideration through issue of 7,000,000 shares at $0.20 each, 7,000,000 options exercisable at 25 cents and 6,000,000 performance options exercisable at 40 cents.	1,931,817

Outflow of cash to acquire controlled entity, net of cash acquired:

Cash consideration	-
Add: Cash acquired	3,150
Inflow of cash	3,150

Note 19. Segment Information

The Company operated in a single business segment, being exploration mining company in one geographical area during the year, being Australia.

Note 20. Earnings per share

	Consolidated	
	2005 Cents	2004 Cents
Basic and diluted earnings per share	(3.0)	(0.4)
Weighted average number (post consolidation) of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	15,974,279	111,823,925

As there are no amounts unpaid on ordinary shares or any reduction arising from the exercise of options outstanding during the financial year, no adjustment is necessary in the determination of diluted earnings per share.

Information concerning the classification of securities

Options
The options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. These options do not have a dilutive effect on earnings per share, therefore diluted earnings per share is not materially different from basic earnings per share. Details relating to the options are set out in note 11.

Note 21. Reconciliation of (loss) from ordinary activities after income tax to net cash outflow from operating activities

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Operating (loss) after income tax	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Depreciation and amortisation	**8,578**	2,730	**8,531**	2,730
Reversal of provision for closure	**(200,000)**	-	**(200,000)**	-
Change in operating assets and liabilities, net of effects from purchase of controlled entity				
(Increase) in other operating assets	**-**	(1,257)	**-**	(307)
(Increase) in other receivables	**(5,804)**	-	**(5,804)**	-
Increase / (decrease) in trade and other creditors	**(68,975)**	(424)	**29,468**	(424)
Net cash (outflow) from operating activities	**(755,000)**	(410,975)	**(668,045)**	(422,808)

Non cash flow transactions

On 8 March 2005, the Company acquired Amerod Exploration Limited (formerly Amerod Resources Limited) for a total of $1,931,817 in ordinary shares, ordinary options and performance options.

Note 22. Commitments for expenditure

In order to maintain an interest in the mining and exploration tenements in which the consolidated entity is involved, the consolidated entity is committed to meet the conditions under which the tenements were granted and the obligations of any joint venture agreements. The timing and amount of exploration expenditure commitments and obligations of the consolidated entity are subject to the minimum expenditure commitments required by the relevant state department of Minerals and Energy, and may vary significantly from the forecast based upon the results of the work performed which will determine the prospectivity of the relevant area of interest.

(a) Exploration Work

The company has certain obligations to perform minimum exploration work and expend minimum amounts of money on its mining tenements. Obligations for the next 12 months are expected to amount to $61,130 (2004: $0). No estimate has been given of expenditure commitments beyond 12 months as this is dependent on the directors' ongoing assessment of operations and, in certain instances, Native Title negotiations.

In June 1992 the High Court of Australia held in the Mabo case that the common law of Australia recognises a form of native title. The full impact that the Mabo decision may have on tenements held by the Company is not yet known. The Company is aware of native title claims that have been lodged with the National Native Title Tribunal ("the Tribunal") over several areas in Western Australia in which the Company holds interests. The native title claims have been accepted by the Tribunal for determination under section 63(1) of the Native Title Act 1993 (Commonwealth).

Note 23. Impact of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Board has appointed the Executive Director to manage the transition to AIFRS. The Executive Director has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. No material impacts are expected in relation to the statement of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Income tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

If the policy required by AASB 112 had been applied during the year ended 30 June 2005 there would be no significant differences to the consolidated or parent entity statement of financial performance or statement of financial position.

Tax Consolidation legislation

Under UIG 1052 Tax Consolidation Accounting, Amerod, as the head entity in the tax consolidated group, will be required to recognise the current tax payable of the tax consolidated subsidiaries and deferred tax assets relating to tax losses of these subsidiaries. The net difference between these amounts and amounts receivable or payable under tax funding agreements will result in equity contributions or distributions being recognised in the head entity and other members of the tax consolidated group.

The parent entity's own tax amounts will be measured using one of the acceptable allocation methods in UIG 1052.

This differs from the current accounting policy, under which the parent entity recognises current and deferred tax amounts relating to transactions, events and balances of the tax consolidated subsidiaries as if those transactions, events and balances were its own, and measures its own tax amounts by applying the principles in AASB 1020. Management has not completed its assessment of the effects of the head entity adopting this standard. The consolidated tax balances will not be impacted as a result of UIG 1052.

Note 23. Impact of adopting Australian equivalents to IFRS (continued)

(b) Equity-based compensation benefits

Under AASB 2 Share based Payments, from 1 July 2004 the company is required to recognise an expense for those options that were issued to employees under the Amerod Employee Option Plan and to other parties in exchange for services after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity accumulated losses at 30 June 2005 would have been $270,000 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated and parent entity external advisory fees expense would have been $270,000 higher.

(c) Exploration

AASB 6 *Exploration for and evaluation of mineral resources* was released in December 2004 and will supersede the existing AASB 1022 *Accounting for the extractive industries.* The primary difference in the new standard is that it applies only to exploration and evaluation expenditure. The differences between these two standards will not impact the Company.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 15 to 38:

In the directors' opinion:

(a) the financial statements and notes set out on pages 15 to 38 are in accordance with the Corporations Act 2001, including:
   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Executive Director required by Section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
23 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Amerod Resources Limited

Audit opinion

In our opinion, the financial report of Amerod Resources Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Amerod Resources Limited and the Amerod Resources Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Amerod Resources Limited (the company) and the Amerod Resources Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

BK Hunter

BK Hunter
Partner

Sydney
23 September 2005

Shareholder information

The shareholder information set out below was applicable as at 6 September 2005.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares	Options (1)	Options (2)	Options (3)
1 - 1,000	1,714	-	-	-
1,001 - 5,000	150	287	-	-
5,001 - 10,000	166	24	-	-
10,001 - 100,000	74	27	-	-
100,001 & over	30	13	1	1
	2,134	351	1	1

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	16,152,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000

There were 1,719 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary Shares Number held	Percentage of issued shares
National Nominees Limited	22,084,544	58.1%
Arthur Phillip Nominees Pty Ltd	1,903,170	5.0%
Amanda Poole	1,250,000	3.3%
Arthur Phillip Pty Ltd	995,741	2.6%
Citicorp Nominees Pty Limited	670,921	1.7%
Sanjur Pty Limited	633,183	1.7%
Craig Ian Burton	500,000	1.3%
William Brownlie Fairweather	500,000	1.3%
Greatcity Corporation Pty Ltd	500,000	1.3%
Nomial Pty Ltd	500,000	1.3%
Donal Paul Windrim	500,000	1.3%
Matko Investments Pty Limited	481,090	1.2%
Merrill Lynch (Australia) Nominees Pty Ltd	306,222	0.8%
Financing Solutions Pty Ltd	250,000	0.7%
Haxby Pty Ltd	250,000	0.7%
Entertainment Marketing Enterprise Pty Ltd	225,000	0.6%
ANZ Nominees Limited	216,722	0.6%
DLN Pty Limited	207,000	0.6%
Alan Douglas Hopwood	200,000	0.5%
Pontego Investments Sole Establishment	200,000	0.5%
Rellav Pty Ltd	200,000	0.5%
	32,573,593	85.6%

Shareholder information (continued)

Unquoted equity security

	Options (1)	Options (2)	Options (3)
Number on issue	16,152,000	6,000,000	6,000,000
Number of holders	351	1	1
Greater than 20% Holders			
Taurus Advisory Group LLC	6,875,000	-	-
Arthur Phillip Nominees Pty Ltd	-	6,000,000	-
Hunter Bay Partners Pty Ltd	-	-	6,000,000

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	16,152,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000

C. Substantial shareholders

Substantial shareholders in the company are set out below:

Name	Number held	Percentage
Taurus Advisory Group LLC	22,084,544	58.1%
Arthur Phillip Nominees Pty Ltd	1,903,170	5.0%

F. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(b) Options
No voting rights.

Information and services

Registered Office

Level 5, Grafton Bond Building, 201 Kent Street, Sydney NSW 2000 Telephone: (02) 9251 1311 Facsimile: (02) 9251 1638

Share Registry / Principal Register

Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000 Telephone (02) 8234 5222 Facsimile (02) 8234 5050

Company Secretary

David Franks

Auditor

PricewaterhouseCoopers, Darling Park Tower 2, 201 Sussex Street, Sydney NSW 2000

Solicitors

Baker & McKenzie, AMP Centre, 50 Bridge Street, Sydney NSW 2000
Steinpreis Paganin, Level 4, Next Building, 16 Milligan Street, Perth WA 6000

Bankers

Commonwealth Bank, 48 Martin Place, Sydney NSW 2000

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Amerod Resources Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Vern McGuigan
Date of appointment	11th September 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Andrew McGuigan (Son)	10,300 shares and 5,000 options (1)
Fiona McGuigan (Daughter)	10,400 shares and 5,000 options (1)
James McGuigan (Son)	200 shares
Majorie McGuigan (Mother)	10,500 shares and 5,000 options (1)
Stephanie McGuigan (Daughter)	10,200 shares and 5,000 options (1)
Sanjur Pty Limited (Shareholder)	633,183 shares
Matko Investments Pty Ltd (Shareholder)	511,090 shares
Hunter Bay Funds Management (Principal and shareholder)	13,750 shares and 5,000 options (1)
Hunter Bay Sports Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Services Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Partners Pty Ltd (Principal and shareholder)	91,000 shares, 45,500 options (1) and 6,000,000 options (2)
Hunter Bay Innovations Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Beverages Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
	(1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 40 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
	<u>Summary</u> 1,330,623 shares 90,500 options (1) 6,000,000 options (2)

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	As announced to the market on 8 June 2005, Amerod has signed a six month converting note agreement with White Energy Technology Limited to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd. The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels. In the announcement, Amerod noted that commercial negotiations had commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. Over the coming months, Amerod will be evaluating and continuing to conduct due diligence on the White Energy Technology. Mr McGuigan's interest in White Energy Technology Limited was also announced in the presentation made to the ASX on 8 June 2005
Nature of interest	Mr McGuigan owns 1/3 of Ronjo Pty Ltd, which has a 14% interest in White Energy Technology Limited. **Therefore Mr McGuigan has an indirect interest of 4.67% in White Energy Technology Limited.**
Name of registered holder (if issued securities)	Ronjo Pty Ltd
No. and class of securities to which interest relates	14% interest in White Energy Technology Limited. Mr McGuigan owns 1/3 of Ronjo Pty Ltd, which has a 14% interest in White Energy Technology Limited. **Therefore Mr McGuigan has an indirect interest of 4.67% in White Energy Technology Limited.**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Amerod Resources Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles Atkinson
Date of appointment	15th February 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Susan Hanrahan (Wife)	5,950 shares
Matko Investments Pty Limited (Shareholder)	511,090 shares
Sanjur Pty Limited (Shareholder)	633,183 shares
Hunter Bay Funds Management (Principal and shareholder)	13,750 shares and 5,000 options (1)
Hunter Bay Sports Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Services Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Partners Pty Ltd (Principal and shareholder)	91,000 shares, 45,500 options (1) and 6,000,000 options (2)
Hunter Bay Innovations Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Beverages Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
	(1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 40 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
	<u>Summary</u> 1,294,973 shares 70,500 options (1) 6,000,000 options (2)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	As announced to the market on 8 June 2005, Amerod has signed a six month converting note agreement with White Energy Technology Limited to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd. The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels. In the announcement, Amerod noted that commercial negotiations had commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. Over the coming months, Amerod will be evaluating and continuing to conduct due diligence on the White Energy Technology. Mr Atkinson's interest in White Energy Technology Limited was also announced in the presentation made to the ASX on 8 June 2005
Nature of interest	Mr Atkinson owns 1/3 of Ronjo Pty Ltd, which has a 14% interest in White Energy Technology Limited. **Therefore Mr Atkinson has an indirect interest of 4.67% in White Energy Technology Limited.**
Name of registered holder (if issued securities)	Ronjo Pty Ltd
No. and class of securities to which interest relates	14% interest in White Energy Technology Limited. Mr Atkinson owns 1/3 of Ronjo Pty Ltd, which has a 14% interest in White Energy Technology Limited. **Therefore Mr Atkinson has an indirect interest of 4.67% in White Energy Technology Limited.**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Amerod Resources Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of appointment	8th July 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Techpacific.Com Digital Limited (minority shareholder and director)	523,528 shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

4 August 2005

Australian Stock Exchange Limited
Level 6, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Company Announcements

Amerod Resources - ARZ
ACN 071 527 083

The following table outlines the capital structure of ARZ after the exercising of options in July 2005 further to the Appendix 3B lodged today.

	Ordinary Shares	Standard Number options 25c, 30/11/08	Performance Number options 25c, 30/11/08*	Performance Number options 40c, 30/11/08*
Allotted	27,193,477	9,152,000	-	-
Escrow 24 months	10,830,000	7,000,000	6,000,000	6,000,000
	38,023,477	16,152,000	6,000,000	6,000,000

* performance options, terms and conditions outlined in prospectus dated 4 February 2005

Yours Sincerely

DAVID FRANKS
Company Secretary
Amerod Resources Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25 PER ORDINARY SHARE, TOTALLING $2,500
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISING OF "30 NOVEMBER 2008" OPTIONS IN THE MONTH OF JULY 2005 FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 AUGUST 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	27,193,477	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		9,162,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed... Date: 4 AUGUST 2005.
Company secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25 PER ORDINARY SHARE, TOTALLING $500,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PROSPECTUS DATED 26 JULY 2005, CLOSED 2 AUGUST 2005 FUND USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 AUGUST 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
27,183,477	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		9,162,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 2 AUGUST 2005.
Company secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

AMEROD RESOURCES LTD

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

2 August 2005

The Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Amerod Resources Limited
ACN 071 527 083

Early Close of Prospectus dated 26 July 2005

The Directors of Amerod Resources Limited are pleased to announcement that the capital raising under the Prospectus dated 26 July 2005 has been closed today fully subscribed.

A total of $500,000 has been raised at a price of $0.25 per share.

The full subscription was taken up by clients of Cameron Stockbrokers Limited.

As outlined in the prospectus, the funds raised will be utilised for working capital purposes, both in continuing on the company's exploration work and in evaluation of the option the Company's owns in relation to the Coal Processing Technology announced to the market on 8 June 2005.

For further information please contact:

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638

Yours faithfully

DAVID FRANKS
Company Secretary
Amerod Resources Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMEROD RESOURCES LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25 PER ORDINARY SHARE, TOTALLING $500,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES TO BE ISSUED UNDER PROSPECTUS DATED 26 JULY 2005 (FOR WORKING CAPITAL)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 AUGUST 2005 (AS PER PROSPECTUS PROPOSED TIMETABLE)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	25,183,477	ORDINARY SHARES

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,830,000	ORDINARY SHARES – 24 MONTH ESCROW
		9,162,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – NO ESCROW
		7,000,000	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 20 NOV 2008 – 24 MONTH ESCROW

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 26 JULY 2005.
Company secretary

Print name: David Franks

== == == == ==

+ See chapter 19 for defined terms.

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

PROSPECTUS

For the offer of 2,000,000 Shares at an issue price of $0.25 per Share to raise approximately $500,000.

IMPORTANT NOTICE

This document is important and should be read in its entirety. If after reading this Prospectus you have any questions about the securities being offered under this Prospectus or any other matter, then you should consult your stockbroker, accountant or other professional adviser.

The securities offered by this Prospectus should be considered as speculative.

SECTION 1

1. SUMMARY OF IMPORTANT DATES AND IMPORTANT NOTES

1.1 Summary of Important Dates

Lodgment of Prospectus with the ASIC and ASX	26 July 2005
Opening Date	26 July 2005
Closing Date	5 August 2005
Expected date of Official Quotation of the Shares	12 August 2005

* The Directors reserve the right to bring forward or extend the Closing Date at any time after the Opening Date without notice. As such, the date the Shares are expected to commence trading on ASX may vary with any change in the Closing Date.

1.2 Important Notes

This Prospectus is dated 26 July 2005 and a copy of this Prospectus was lodged with the ASIC on that date. The ASIC takes no responsibility for the content of this Prospectus.

The Expiry Date of the Prospectus is 13 months after the date it was lodged with the ASIC. No securities will be allotted or issued on the basis of this Prospectus after the Expiry Date.

No person is authorised to give information or to make any representation in connection with this Prospectus, which is not contained in the Prospectus.

In making representations in this Prospectus regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of these restrictions. Failure to comply with these restrictions may violate securities laws. Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

2. CORPORATE DIRECTORY

Directors

Mr John McGuigan
Mr John Atkinson
Mr Ilyas Khan

Share Registry*

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000

Telephone: 1300 139 325
Facsimile: 1300 137 341

Company Secretary

Mr David Franks

Solicitors to the Company

Steinepreis Paganin
Level 4, The Next Building
16 Milligan Street
PERTH WA 6000

Registered Office

Level 5, Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone: (02) 9251 1311
Facsimile: (02) 9251 1638

* This entity has not been involved in the preparation of this Prospectus and has not consented to being named in this Prospectus. Their name appears for information purposes only.

SECTION 3

3. DETAILS OF THE OFFER

3.1 Shares made available for Subscription

This Prospectus invites investors to apply for a total of 2,000,000 Shares at an issue price of $0.25 per Share payable in full on application to raise approximately $500,000, before expenses of the Offer.

All of the Shares offered under this Prospectus will rank equally with Shares on issue at the date of this Prospectus.

The Offer is not underwritten.

3.2 Opening and Closing Dates of the Offer

The Opening Date of the Offer will be 26 July 2005 at 9:00am (EST) and the Closing Date will be 5 August 2005 at 5:00pm (EST). The Directors reserve the right to close the Offer early or extend the Closing Date (as the case may be), should it be considered by them necessary to do so.

3.3 Application for Shares

Applications for Shares must be made using the appropriate Application Form accompanying this Prospectus.

Payment for the Shares must be made in full at the issue price of 25 cents per Share. Applications for Shares must be for a minimum of 10,000 Shares and thereafter in multiplies of 1,000 Shares.

Completed Application Forms and accompanying cheques must be mailed or delivered to:

Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Cheques should be made payable to "Amerod Resources Limited - Offer Account" and crossed "Not Negotiable". Completed Application Forms must reach the address set out above by no later than the Closing Date.

3.4 Minimum Subscription

It is a condition of the Offer that a minimum of 2,000,000 Shares are applied for pursuant to this Prospectus, which is equivalent to full subscription. In the event the minimum subscription is not achieved within four (4) months of the date of lodgement of the Prospectus with the ASIC, no Shares will be issued to any of the Applicants, all application monies will be returned and all applications will otherwise be dealt with in accordance with the Corporations Act.

3.5 Allotment of Shares

Allotment of Shares will take place as soon as practicable after the Closing Date. Application moneys will be held in a separate subscription account until allotment. This account will be established and kept by the Company in trust for each Applicant. Any interest earned on the application moneys will be for the

benefit of the Company and will be retained by the Company irrespective of whether allotment takes place and each Applicant waives the right to claim any interest.

The Directors will determine the allottees of all the Shares. The Directors reserve the right to reject any application or to allocate any Applicant fewer Shares than the number applied for.

Where the number of Shares allotted is less than the number applied for, the surplus monies will be returned by cheque as soon as practicable after the Closing Date. Where no allotment is made, the amount tendered on application will be returned in full by cheque as soon as practicable after the Closing Date. Interest will not be paid on monies refunded.

3.6 ASX Listing

The Company's Shares are currently traded on ASX. Application will be made within seven (7) days after the date of this Prospectus to ASX for permission for the Shares issued pursuant to this Prospectus to be listed for official quotation by ASX.

In the event that ASX does not grant permission for the official quotation of the Shares within three (3) months after the date of this Prospectus (or such period as is varied by the ASIC), none of the Shares offered by this Prospectus will be allotted or issued and the Company will repay all application monies for the Shares within the time period set out under the Corporations Act, without interest.

3.7 Restrictions on the Distribution of the Prospectus

The distribution of this Prospectus outside Australia may be restricted by law.

This Prospectus is not intended to, and does not, constitute an offer of, or invitation to apply for, securities in any place which, or to any person to whom, the making of such offer or invitation would not be lawful under the laws of any jurisdiction outside Australia.

3.8 CHESS and Issuer Sponsorship

The Company will not be issuing share certificates. The Company will apply to ASX to participate in CHESS, for those investors who have, or wish to have, a sponsoring stockbroker. Investors who do not wish to participate through CHESS will be issuer sponsored by the Company. Because the sub-registers are electronic, ownership of securities can be transferred without having to rely upon paper documentation.

Electronic registers mean that the Company will not be issuing certificates to investors. Instead, investors will be provided with a statement (similar to a bank account statement) that sets out the number of Shares allotted to them under this Prospectus. The notice will also advise holders of their Holder Identification Number (**HIN**) and explain, for future reference, the sale and purchase procedures under CHESS and issuer sponsorship.

Further monthly statements will be provided to holders in circumstances in which there have been any changes in their security holding in the Company during the preceding month.

3.9 Taxation

The Company does not propose to give any taxation advice and neither the Company, its Directors nor its officers accept any responsibility or liability for any taxation consequence to Applicants. Applicants should consult their own professional tax advisers in regard to taxation implications of the Offer.

3.10 Privacy Act

If you complete an application for Shares, you will be providing personal information to the Company (directly or by the Company's share registry). The Company collects, holds and will use that information to assess your application, service your needs as a Shareholder, facilitate distribution payments and corporate communications to you as a Shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company share registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or its registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.

3.11 Enquiries

Any questions concerning the Offer should be directed to the Company Secretary, Mr David Franks, on (02) 9419 2966.

SECTION 4

4. COMPANY UPDATE AND EFFECT OF THE OFFER

4.1 Company Update

On 8 June 2005, the Directors announced that the Company has signed a 6 month option **(Option)** to acquire the rights to certain patented coal technology developed by White Energy Technology Limited **(White)**. The coal technology processes relatively poor quality coal into higher quality, more environmentally friendly coal.

The price for the Option is $250,000, which amount will convert into equity in a subsidiary of White in the event Amerod elects not to exercise the Option and acquire the coal technology. The exercise of the Option is conditional on due diligence, a capital raising and approval by Amerod's Board and Shareholders.

Please refer to the announcement titled "Option to acquire Coal Processing Technology/Presentation" lodged by the Company with ASX on 8 June 2005 for further details concerning this matter.

4.2 Purpose of the Offer

The purpose of the Offer is to raise approximately $500,000, before expenses of the Offer. The proceeds from the Offer will be used for working capital and to pay the expenses of the Offer.

4.3 Effect of the Offer and Pro Forma Consolidated Statement of Financial Position

The principal effect of the Offer will be to:

(a) increase cash reserves by approximately $467,000 immediately after completion of the Offer and estimated expenses of the Offer; and

(b) increase the number of Shares on issue from 36,013,477 Shares as at the date of this Prospectus to 38,013,477 Shares.

Set out below is:

(a) an unaudited pro-forma consolidated statement of financial position of the Company as at 30 June 2005; and

(b) an unaudited pro-forma consolidated statement of financial position of the Company as at 30 June 2005 incorporating the effect of the Offer.

THE BALANCE OF THIS PAGE IS BLANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Pro-forma Consolidated Statement of Financial Position

	Note	As at 30 June 2005 Management Unaudited $		As at 30 June 2005 Pro-forma Unaudited $	
Current assets					
Cash	3	$	2,948,989	$	3,415,989
Receivables		$	10,227	$	10,227
Total current assets		**$**	**2,959,216**	**$**	**3,426,216**
Non current assets					
Investments	4	$	250,000	$	250,000
Fixed assets		$	10,233	$	10,233
Exploration expenditure	5	$	1,516,885	$	1,516,885
Total non current assets		**$**	**1,777,118**	**$**	**1,777,118**
Total assets		**$**	**4,736,334**	**$**	**5,203,334**
Current liabilities					
Trade creditors and accruals		$	292,301	$	292,301
Total current liabilities		$	292,301	$	292,301
Total liabilities		**$**	**292,301**	**$**	**292,301**
Net assets		**$**	**4,444,033**	**$**	**4,911,033**
Shareholders' equity					
Contributed equity	6	$	59,133,742	$	59,600,742
Retained losses		$	(54,689,709)	$	(54,689,709)
Shareholders' equity		**$**	**4,444,033**	**$**	**4,911,033**

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies which have been adopted in the preparation of the historical statement of financial position and the pro-forma consolidated statement of financial position are set out below:

Basis of Accounting

The financial statements have been prepared in accordance with the measurement requirement (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia using the accrual basis of accounting, including the historical cost convention.

The financial statements have also been prepared on a going concern basis.

Deferred Exploration and Evaluation Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. There costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation or from sale of the area; or

(ii) exploration and evaluation activities in the area have not, at balance date, reached a stage which permit a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to, the area are continuing.

Accumulated costs in respect of areas of interest which are abandoned are written off in full against profit in the year in which the decision to abandon is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Going Concern

The financial statements have been prepared on a going concern basis, which anticipates the ability of the company to meet its obligations in the normal course of business. The ability of the Company to meet its existing obligations and those relating to recent acquisitions will depend on the ability to raise further funds to meet future exploration commitments, as and when required.

Taxation

The Company adopts the liability method of tax effect accounting.

Trade and other creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the period and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

Costs relating to the acquisition of new areas of interests are classified as exploration or evaluation expenditure, development properties or mine properties based on the stage of development reached at the date of acquisition.

Pro-forma adjustments

The pro-forma Consolidated Statement of Financial Position of Amerod has been prepared on the basis that the following transactions have been effected as at 30 June 2005:

- receipt of the proceeds of the Offer amounting to $500,000;
- payment of costs relating to the Offer amounting to $33,000;
- issue of 2,000,000 Shares at $0.25 per Share.

Note 2 – International Financial Reporting Standards

The Company is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The company's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of AIFRS are as follows. This list should not be taken as an exhaustive list of all the differences between Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented. The potential impacts on the financial performance and financial position of the Company of adoption of AIFRS, including implementation costs which may be incurred, have not been quantified.

Impairment of Assets

The economic entity determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. Under AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy. There will be an initial impact on opening retained earnings at 1 July 2004.

Goodwill on Consolidation

Under AASB3: Business Combinations, goodwill is to be capitalised to the statement of financial position and subjected to an annual impairment test. Amortisation of goodwill is to be prohibited. Current accounting policy of the entity is to amortise goodwill on a straight line basis over the period of 10 years. There may be a potential impact on retained earnings at 1 July 2004. Elimination of amortisation expense will reduce expenses and increase earnings.

Financial Instruments

Under AASB 139: Financial Instruments: Recognition and Measurement, financial instruments that are classified as available for sale instruments must be carried at fair value. Unrealised gains or losses may be recognised either in income or directly to equity. Current accounting policy is to measure non-current investments at cost, with an annual review by directors to ensure that the carrying amounts are not in excess of the recoverable value of the instrument. This change in accounting policy will result in an initial impact on retained earnings at 1 July 2005.

Income Tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profits adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB112, the economic entity will be required to adopt a balance sheet approach under which

temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. This may result in an adjustment to retained earnings at 1 July 2004. Additional deferred tax assets and/or liabilities may also be recognised.

Share-Based Payments

Under AASB2: Share-Based Payments, share-based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognize an expense in respect of these items. There will be an initial impact on retained earnings as at 1 July 2004 for long term incentive plans currently in place. However, the standard requires application to instruments granted post 7 November 2002, no adjustments are proposed for schemes granted prior to this date.

The directors have not quantified the effects of the differences discussed above. Accordingly, there can be no assurances that the financial performance and the financial position of the Company as disclosed in this prospectus would not be significantly different to that determine in accordance with AIFRS.

	As at 30 June 2005 Management Unaudited $	As at 30 June 2005 Pro-forma Unaudited $
Note 3 - Cash		
Current assets		
Cash at bank and on hand	$ 2,948,989	$ 3,415,989
Adjustments arising in preparation of the pro-forma cash balance are as follows:		
Opening balance		$ 2,948,989
Proceeds from shares issued pursuant to this prospectus		$ 500,000
Capital raising costs		$ (33,000)
Closing balance		**$ 3,415,989**
Note 4 - Investments		
Converting Note - White Energy	$ 250,000	$ 250,000
Note 5 - Exploration expenditure		
Glen Ayle : E69/1962	$ 11,714	$ 11,714
Glen Ayle : E69/1963	$ 9,061	$ 9,061
Glen Ayle : E69/1964	$ 8,051	$ 8,051
Bridgetown : E70/2723	$ 13,112	$ 13,112
Bridgetown : E70/2724	$ 14,179	$ 14,179
Nanutarra : E08/1162	$ 32,650	$ 32,650
Mt Mundy : E37/771	$ 25,997	$ 25,997
Deferred Exploration Expenditure	$ 1,402,121	$ 1,402,121
	$ 1,516,885	$ 1,516,885

	As at 30 June 2005 Management Unaudited $		As at 30 June 2005 Pro-forma Unaudited $	

Note 6 - Contributed Equity

(i) Issued and paid up				
Ordinary share capital				
Balance	$	59,133,742	$	59,633,742
Capital raising costs	$	-	$	(33,000)
	$	59,133,742	$	59,600,742

(ii) Movement		Number		$
Balance at 30 June 2005 and date of this Prospectus	$	36,013,477	$	59,133,742
Adjustments arising in preparation of the pro-forma balance are as follows:				
Shares issued under this Prospectus	$	2,000,000	$	500,000
Closing balance	**$**	**38,013,477**	**$**	**59,633,742**

(iii) Options	Number
Standard	
25c, 30/11/08 *	16,162,000
Performance	
25c, 30/11/08*	6,000,000
40c, 30/11/08*	6,000,000
	28,162,000

* full disclosure of terms and conditions in prospectus dated 4 February 2005

Note 7 - Contingent Liabilities

There are no contingent liabilities for the Company, other than as already disclosed.

Note 8 - Related Party Transactions

Details regarding directors' shareholdings, remuneration and transactions with the Company are set out in Section 7.3 and 7.5 of this Prospectus

Upon completion of the Offer (assuming the Offer is fully subscribed), the capital structure of the Company will be:

Shares	**Number**
Shares on issue as at the date of this Prospectus	36,013,477
Shares offered pursuant to this Prospectus	2,000,000
Post Completion of Offer	**38,013,477**

Options	**Number**
Options on issue as at the date of this Prospectus	28,162,000
Options offered pursuant to this Prospectus	Nil
Post Completion of Offer	**28,162,000**

SECTION 5

5. RIGHTS ATTACHING TO SHARES

The following is a summary of the more significant rights attaching to Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of shareholders in the Company. To obtain such a statement, persons should seek independent legal advice.

Full details of the rights attaching to Shares are set out in the Company's Constitution, a copy of which is available for inspection at the Company's registered office during normal business hours.

5.1 Rights attaching to Shares

The following are the material rights, privileges and restrictions attaching to the Shares offered for subscription by this Prospectus:

(a) subject to any special rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each Share held;

(b) each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act;

(c) subject to any special rights of the holders of any Shares as to a dividend (at present there are none), any dividend declared shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable in respect of such Shares;

(d) subject to the rights of holders of Shares with special rights in a winding-up (at present there are none), on a winding-up of the Company, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. At the commencement of the winding up, Shares classified by ASX as Restricted Shares shall rank on a return of capital after all other Shares; and

(e) subject to the Constitution and the Corporations Act, Shares are freely transferable.

The Shares are quoted on ASX.

SECTION 6

6. RISK FACTORS

6.1 Introduction

An investment in the Company is not risk free and prospective investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Shares.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

6.2 Share Market Risk

The trading price of Shares is likely to be volatile and subject to wide fluctuations in response to a number of factors including actual or anticipated variations in operating results, announcements by the Company or its competitors of significant actions, partnerships, joint ventures or alliances and additions or departures of key personnel. Many of these factors will be beyond the immediate control of the Company.

6.3 Economic Risks

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's activities, as well as on its ability to fund those activities.

6.4 Exploration Success

The mineral tenements of which the Company has or may have an interest in are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings.

There can be no assurance that exploration of the project areas, or any other tenements that may be acquired in the future, will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

6.5 Operating Risks

The operations of the Company may be affected by various factors, including failure to locate or identify mineral deposits, failure to achieve predicted grades in exploration and mining, operational and technical difficulties encountered in mining, difficulties in commissioning and operating plant and equipment, mechanical failure or plant breakdown, unanticipated metallurgical problems which may affect extraction costs, adverse weather conditions, industrial and environmental accidents, industrial disputes, and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

No assurances can be given that the Company will achieve commercial viability through the successful exploration and/or mining of its tenement interests. Until the Company is able to realise value from its projects, it is likely to incur ongoing operating losses.

6.6 Resource Estimates

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate.

As further information becomes available through additional fieldwork and analysis, the estimates are likely to change. This may result in alterations to development and mining plans which may, in turn, adversely affect the Company's operations.

6.7 Commodity Price Volatility and Exchange Rate Risks

If the Company achieves success leading to mineral production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks.

Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for precious and base metals, technological advancements, forward selling activities and other macro-economic factors.

Furthermore, international prices of various commodities are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken into account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the Australian dollar as determined in international markets.

6.8 Environmental Risks

The operations and proposed activities of the Company are subject to State and Federal laws and regulation concerning the environment. As with most exploration projects and mining operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

6.9 Title Risks and Native Title

Interests in tenements in Australia are governed by the respective State legislation and are evidenced by the granting of licences or leases. Each licence or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, the Company could lose title to or its interest in tenements if licence conditions are not met or if insufficient funds are available to meet expenditure commitments.

It is also possible that, in relation to tenements which the Company has an interest in or will in the future acquire such an interest, there may be areas over which legitimate common law native title rights of Aboriginal Australians exist. If native title rights do exist, the ability of the Company to gain access to tenements (through obtaining consent of any relevant landowner), or to progress from the exploration phase to the development and mining phases of operations may be adversely affected.

The Directors will closely monitor the potential effect of native title claims involving tenements in which the Company has or may have an interest.

6.10 Specific Risks associated with Mining Tenements

There are also a number of specific risks associated with the Company which may adversely affect its financial position, prospects and price of its securities. In particular, the Company will be subject to risks relating to the exploration and development of mineral properties which are not generally associated with other businesses.

Set out below are specific risks that may adversely affect the Company:

(a) the Company cannot guarantee that those tenements that are applications for tenements will ultimately be granted in whole or in part pursuant to the Mining Act (WA) 1978,

(b) the Western Australian Department of Industry and Resources from time to time reviews the environmental bonds that are placed on tenements. The Directors are not in a position to state whether a review is imminent or whether the outcome of such a review would be detrimental to the funding needs of the Company; and

(c) the exploration costs of the Company are based on certain assumptions with respect to the method and timing of exploration. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice, which may materially and adversely affect the Company's viability.

6.11 Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors. Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all.

Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business, its financial condition and performance and its ability to continue as a going concern.

6.12 Changes to Accounting Standards

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards. These changes will affect the way certain items are reported in the Company's financial statements.

6.13 Investment Speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the securities offered under this Prospectus.

Therefore, the securities to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those securities.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for Shares.

7. ADDITIONAL INFORMATION

7.1 Continuous Disclosure Obligations

The Company is a "disclosing entity" (as defined in Section 111AC of the Corporations Act) for the purposes of Section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, the Company is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of the Company's securities. The Shares that will be issued pursuant to this Prospectus will be in the same class of Shares that are quoted on the official list of ASX.

In general terms "transaction specific prospectuses" are only required to contain information in relation to the effect of the issue of securities on the Company and the rights attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company.

Having taken such precautions and having made such enquires as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the issue of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

The Company, as a disclosing entity under the Corporations Act, states that:

(a) it is subject to regular reporting and disclosure obligations;

(b) copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, the offices of the ASIC; and

(c) it will provide a copy of each of the following documents, free of charge, to any person on request between the date of issue of this Prospectus and the Closing Date:

  (i) the annual financial report most recently lodged by the Company with the ASIC;

  (ii) any half year financial report lodged with the ASIC by the Company after the lodgement of the annual financial report referred to in (i) and before the lodgement of this Prospectus with the ASIC; and

  (iii) any documents used to notify ASX of information relating to the Company during that period in accordance with ASX Listing Rules as referred to in Section 674(1) of the Corporations Act.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

For details of documents lodged with ASX since the date of lodgement of the Company's latest annual financial report refer to the table set out below.

Date	Description of Announcement
17 Jun 2005	Update on Recent Nickel Exploration Work
8 Jun 2005	Option to acquire Coal Processing Technology/Presentation
29 Apr 2005	Third Quarter Activities & Cashflow Report
22 Mar 2005	Confirmation of completion of material contracts
22 Mar 2005	Distribution Schedule
22 Mar 2005	Pre-Reinstatement Disclosure
22 Mar 2005	Updated use of Funds
22 Mar 2005	Pro-forma Consolidated Statement of Financial Position
22 Mar 2005	Securities subject to escrow
22 Mar 2005	Top 20 shareholders
22 Mar 2005	Reinstatement to Official Quotation
22 Mar 2005	Appendix 3B – Additional Working Capital
22 Mar 2005	Summary of Capital Structure
22 Mar 2005	Updated Corporate Governance Statement
28 Feb 2005	Half Yearly Report & Half Year Accounts
24 Feb 2005	Extension of closing date
18 Feb 2005	Advice to Participating Orgs: Reorganisation of Capital
18 Feb 2005	Results of General Meeting
8 Feb 2005	Appendix 3B – issue of ordinary shares and unlisted options
4 Feb 2005	Disclosure Document
19 Jan 2005	Acquisition of Amerod Resources Ltd/Notice of General
12 Jan 2005	Commitments Test Entity – Second Quarter Report
30 Nov 2004	Results of Meeting
15 Oct 2004	Commitments Test Entity – First Quarter Report
27 Aug 2004	Preliminary Final Report & Annual Report

ASX maintains files containing publicly available information for all listed companies. The Company's file is available for inspection at ASX during normal hours.

7.2 Consents

Each of the parties referred to in this Section 7.2:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Steinepreis Paganin have given their written consent to being named as solicitors to the Company and have not withdrawn their consent prior to lodgement of this Prospectus with the ASIC.

7.3 Interests of Directors and Experts

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities in the Company as set out in the table below:

Director	No. of Shares	No. of Options[1]	No. of Options[2]
Mr John Atkinson	689,139	70,500	6,000,000
Mr John McGuigan	819,571	90,500	6,000,000
Mr Ilyas Khan[3]	Nil	Nil	Nil

Notes:

1. Standard options: $0.25 exercise price, expiring 30 November 2008.
2. 6,000,000 performance options: $0.40 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals.
3. Mr Ilyas Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 669,671 Shares.

The Constitution of the Company provides that the Directors may be paid for their services as Directors, a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, where notice of the amount of the suggested increase and the maximum sum that may be paid shall have been given to shareholders in the notice convening the meeting.

In the last two years, $115,300 in 2004 and $129,914 in 2005 has been paid by the Company by way of remuneration for services provided by the Directors, companies associated with the Directors or their associates in their capacity as directors, consultants or advisers.

Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Ltd and Hunter Bay Services Pty Ltd, During the years ended 30 June 2005 and 30 June 2004, $61,685 and $124,663 was paid to these entities for secretarial services, rent, communication and administrative costs relating to Amerod's office costs.

Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

7.4 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) promoter of the Company; or

(d) Underwriter,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(i) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Securities under this Prospectus;

(ii) the formation or promotion of the Company; or

(iii) the offer of securities under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Shares under this Prospectus.

Steinepreis Paganin have acted as the solicitors to the Company in relation to the Offer. The Company estimates it will pay Steinepreis Paganin $5,000 for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received approximately $153,000 from the Company for other services.

7.5 Estimated Expenses of Offer

The estimated expenses of the Offer estimated to be $33,000 comprising legal and due diligence costs, printing and other administrative expenses, including ASX quotation fees.

7.6 Market Price of Fully Paid Shares

The Company is a disclosing entity for the purposes of the Corporations Act and its Shares are enhanced disclosure securities quoted on ASX.

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgment of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: $0.32 per Share on 23-27, 30 and 31 May and 1-3, 6, 7, 9, 10 and 14 June 2005.

Lowest: $0.11 per Share on 26 April and 9 May 2005.

The latest available closing sale price of the Company's Shares on ASX prior to the lodgment of this Prospectus with the ASIC was $0.26 on 25 July 2005.

7.7 Directors' Consent

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented in writing to the lodgement of this Prospectus with the ASIC.

JOHN McGUIGAN
For and on behalf of
Amerod Resources Limited

GLOSSARY

Applicant means an investor that applies for Shares using an Application Form pursuant to this Prospectus.

Application Form means the application form either attached to or accompanying this Prospectus.

ASIC means the Australian Shares and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Business Day means a day on which trading takes place on the stock market of ASX.

Closing Date means the closing date for receipt of Application Forms under this Prospectus as set out in Section 3.2.

Company or **Amerod** means Amerod Resources Limited (ABN 62 071 527 083).

Constitution means the Company's Constitution as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means directors of the Company at the date of this Prospectus.

Dollar or "$" means Australian dollars.

EST means Eastern Standard Time.

Listing Rules or **ASX Listing Rules** means the Listing Rules of ASX.

Offer means the offer of Shares pursuant to this Prospectus.

Opening Date means the opening date for receipt of Application Forms under this Prospectus as set out in Section 3.2.

Prospectus means this Prospectus.

Shares means the Shares the subject of the Offer.

Share means a fully paid ordinary share in the capital of the Company and where the context permits means the Shares the subject of the Offer.

SHARE APPLICATION FORM

AMEROD RESOURCES LIMITED
ABN 62 071 527 083

To meet the requirements of the Corporations Act, this form must not be handed on unless it is attached to or accompanies the Prospectus.

PLEASE USE BLOCK LETTERS.

A. I/We apply for [ ] Shares and lodge in full application monies at A$0.25 per Share of A$ [ ]

All cheques must be drawn on an Australian Bank in Australian dollars, made payable to "Amerod Resources Limited - Offer Account" and crossed not negotiable.

B. Complete Full Name Details

	Title	Given Name(s) (or Company Name & ACN)	Surname
Applicant (1)			
Joint Applicant (2)			

C. Complete Address Details

Number & Street		
Suburb or City	State	Postcode

D. Telephone Details

Home ( )	Work ( )
Contact Name	

E. Cheque Details

Drawer	Bank	Branch (BSB)	Amount of Cheque AUD $

I/We declare that this application is completed according to the declarations/appropriate statements on the reverse of this form and agree to be bound by the Constitution of the Company and the representations and warranties contained on the reverse of this Application Form and agree to take any number of Shares equal to or less than the number applied for.

NO SIGNATURE IS REQUIRED.

Lodge your application form as soon as possible.

NOTE: Return of the application form with your cheque for the application monies will constitute your offer to subscribe for Shares in the Company.

HOW TO APPLY FOR SHARES

Please complete all relevant sections of the application form using block letters.

Please post or deliver the completed application form together with your cheque to the following address:

Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Insert the NUMBER OF SHARES that you wish to apply for in box A. The minimum number that can be applied for is 10,000 Shares and thereafter in multiples of 1,000 Shares.

Insert the amount of your APPLICATION MONIES in Box A. The amount must be equal to the number of Shares applied for multiplied by A$0.25 per Share.

Write your FULL NAME in Box B. This must be either your own name or the name of a Company. You should refer to the examples noted for the correct forms of name that can be registered. Applications using the incorrect form of name may be rejected. If your application form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Any decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final. You will not however, be treated as having to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the application monies referred to in Box A.

Enter your POSTAL ADDRESS for all correspondence in Box C. All communications to you from the Company (Shareholding statements, annual/interim reports, correspondence, etc) will be mailed to the person(s) and address as shown.

Enter details of contact person and telephone number, if any enquiries need to be made by the Company, in Box D.

Insert the AMOUNT OF YOUR CHEQUE(S) in Box E. The total amount of your cheque(s) must equal the total application monies (see Box A). Do not send cash. A separate cheque should accompany each application form lodged. No receipts will be issued.

Correct Form of Registrable Title

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Amerod. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registrable titles.

Type of Investor	**Correct Form of Registrable Title**	**Incorrect Form of Registrable Title**
Individual	John Smith	
Joint	John Smith & Michael Smith	
Trusts	John Smith (Smith Family Account)	John Smith Family Trust
Deceased Estates	Michael Smith (Est John Smith Account)	John Smith (deceased)
Partnerships	John Smith & Michael Smith (John Smith & Sons Account)	John Smith & Sons
Clubs/Unincorporated Bodies	John Smith (Smith Investment Club Account)	Smith Investment Co
Superannuation Funds	John Smith Pty Ltd (Superannuation Fund Account)	John Smith Pty Ltd Superannuation Fund

AMEROD
RESOURCES LIMITED

Appendix 5B
Mining Exploration Entity Quarterly Report



Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney NSW 2000

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

Summary of Activity

A summary of activity for Amerod Resources Limited ("Amerod") during the quarter ended 30 June 2005 is outlined below.

1) Coal Initiative: Option to Acquire BCBC

- As previously announced, in June, Amerod announced that the Company signed a six month option via a converting note agreement with White Energy Technology to acquire White's world leading patented coal technology which processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits at both the transportation and processing levels.

- All of the issued share capital of both White's subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd (BCBC), will be acquired by Amerod if the option is exercised. The price for the six month option is $250,000 which converts into equity in BCBC in the event Amerod decides not to proceed with the transaction for any reason. The valuation of BCBC used for the conversion is $15 million.

2) Nickel Exploration (Western Australia):

As indicated in previous announcements, Nickel exploration work carried out on Amerod's tenements in Western Australia was primarily focused on:

- A reconnaissance field trip to Bridgetown;
- A reconnaissance field trip to Mt Mundy;
- Preparations for, and completion of the Electromagnetic programme at Nanutarra. It is anticipated that the IGS report on the EM survey will be received in July; and
- Further planning was undertaken, mainly for personnel and contractors, to undertake field programmes over the next 6 months.

<u>For further information please contact:</u>

John Atkinson
Director
AMEROD RESOURCES LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638
www.amerod.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Amerod Resources Limited

ABN	Quarter ended ("current quarter")
62 071 527 083	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) Nil	(a) Nil
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) (8)	(d) (8)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	33	50
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(161)	(652)
	Net Operating Cash Flows	(136)	(610)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) (106)	(a) (116)
	(b)equity investments	(b) (250)	(b) (250)
	(c) other fixed assets	(c) Nil	(c) Nil
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	Nil
	Net investing cash flows	(356)	(366)
1.13	Total operating and investing cash flows (carried forward)	(492)	(976)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(492)	(976)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	Nil	3,662
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	(433)	(554)
	Net financing cash flows	(433)	3,108
	Net increase (decrease) in cash held	(925)	2,132
1.20	Cash at beginning of quarter/year to date	3,874	817
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	2,949	2,949

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	33
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Section 1.8 : Investment in convertible note security as announced to the ASX on 8 June 2005
Section 1.19 : Costs of capital raising, legal and accounting fees in relation to purchase of Amerod Resources Limited and costs in relation to re-listing of the Company

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During quarter ended 31 March 2005, Amerod Resources Limited (formerly Spike Networks Limited) purchased Amerod Exploration Limited (formerly Amerod Resources Limited) through the issue of 7,000,000 ordinary shares and 7,000,000 25 cent (30 November 2008) options.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	137
4.2	Development	Nil
	Total	**137**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	50	215
5.2	Deposits at call	2,899	3,659
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,949	3,874

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 36,013,477 (a) N/A (b) N/A Closing 36,013,477	Opening 25,183,477 (a) N/A (b) N/A Closing 25,183,477 Noting that 10,830,000 held in escrow for 24 months	N/A – Fully paid	N/A – Fully paid
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Opening 16,162,000 (b) Performance Options - Opening 6,000,000 (c) Performance Options - Opening 6,000,000	(a) 9,162,000 noting 7,000,000 in escrow for 24 months (b) 0 noting 6,000,000 in escrow for 24 months (c) 0 noting 6,000,000 in escrow for 24 months	(a) 25 cents (b) 25 cents (c) 40 cents	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08
7.8	Issued during quarter	N/A	N/A	N/A	N/A
7.9	Exercised during quarter	N/A	N/A	N/A	N/A
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 15 July 2005
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the

+ See chapter 19 for defined terms.

entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

END